
MILLIPORE


08044558

ADVANCING LIFE SCIENCE TOGETHER™




LIFE SCIENCES
DRUG DISCOVERY
LAB FILTRATION
LAB WATER
UPSTREAM BIOPROCESSING
DOWNSTREAM BIOPROCESSING
PROCESS MONITORING








PROCESSED
APR 0 3 2008
THOMSON
FINANCIAL
Received SEC
MAR 2 7 2008
Washington, DC 20549

2007 ANNUAL REPORT

FINANCIAL HIGHLIGHTS



Solid Financial Performance in 2007
$1.26B
27%
Growth
$1.53B
22%
Growth
2006
2007
REVENUES
18.7%
20.3%
2006
2007
NON-GAAP
OPERATING MARGIN*
$147M
$222M
2006
2007
CASH FLOW
FROM OPERATIONS



Executing Our Five-Year Growth Strategy
20%
CAGR
$883M
$1.53B
2004
2007
REVENUES
350
Basis Points
16.8%
20.3%
2004
2007
NON-GAAP
OPERATING MARGIN*
10%
CAGR
$167M
$222M
2004
2007
CASH FLOW
FROM OPERATIONS

*Non-GAAP financial measure; Please refer to pages S-2 and S-3 for the GAAP to non-GAAP reconciliation of these and other financial measures referenced in this Annual Report.

At Millipore, we are committed to helping our customers solve the world's challenging human health issues.

We are a leader in the Life Science industry, providing multidisciplinary scientific expertise and a broad portfolio of leading-edge technologies, tools and services for bioscience research and biopharmaceutical manufacturing. From our CEO to our customer service representatives, our employees are passionate about their work.

We work side by side with our customers to develop customized solutions to complex problems, accelerating scientific success now and in the future. Millipore communicates this perspective in a new corporate tagline that reflects the Company's new brand promise:

ADVANCING LIFE SCIENCE TOGETHER™





Martin D. Madaus
Chairman, President and CEO

Dear Shareholder,

Many of us know a family member or friend who suffers from a serious ailment or disease where neither an effective treatment nor a cure has been found.

Yet, we constantly hear about new scientific discoveries in the life science industry that are helping to advance our understanding of the human body. Why is there such a disconnect? The problem is that it is difficult to translate this knowledge and apply these new insights to help solve challenging human health issues.

Welcome to our world. This is what we do.

Every day, Millipore employees are working on ways to apply new insights that solve scientific problems. We are helping our customers to advance their research, develop new therapies, and manufacture new biopharmaceuticals.

Millipore, once known solely for its filtration technologies, has become one of the leading brands in the life science tools industry. We hold a critical and indispensable position with our customers.

2007 was another successful year as we continued to transform Millipore into one of the leading life science companies in the world. From a financial perspective, we generated six percent organic revenue growth, increased our non-GAAP operating margin from 18.7 percent to 20.3 percent, and increased our cash flow from operations by $75 million. Operationally, we launched a record number of new products and successfully integrated Serologicals, the largest acquisition Millipore has ever completed. The capabilities we gained from Serologicals are critical to enabling the execution of our long-term strategy.

We have almost doubled the revenues of our Bioscience Division, which today represents 43 percent of the Company's revenues.

A balanced business portfolio

One goal of our strategy was to provide more balance between our biopharmaceutical manufacturing business, which is long-term and concentrated among relatively few customers, and our laboratory research business, which serves a greater number of customers and provides attractive growth opportunities. In 2005, the starting point of our new strategy, we had a strong position in biopharmaceutical manufacturing, but only a niche position in the laboratory research market, which is five times larger than the biopharmaceutical manufacturing market.

Today, our Bioscience Division is much more than a niche provider. By generating growth organically and through acquisitions, we have almost doubled the revenues of the division. Today, the Bioscience Division represents 43 percent of the Company's revenues. Over time, our larger presence in this attractive market will enable Millipore to drive higher market share. We have expanded our capabilities in important fields such as cell biology and protein research, and we are a major provider of tools and services for the drug discovery market. The combination of our worldwide sales and service organization and our strong brand has made us a significant player in this large and growing market.

By building a company with a balanced business portfolio across attractive market segments, we can more effectively manage Millipore's business for both short-term and long-term financial performance. This balance enabled us to grow our non-GAAP earnings per share by 16 percent during 2007.

New and innovative products

During the year, we focused on improving the way that we innovate and launch new products. Our business is driven by scientific advances. Therefore, new products with improved features and higher performance drive customer demand, defend our franchise, and help us to gain market share. We launched several new products, improved our R&D pipeline, and formed or advanced strategic alliances to help us bring new products to the market.

Our Bioprocess Division strengthened its core product portfolio and increased its number of new product launches from 8 products in 2006, to 15 products in 2007. Some examples of these new products include a new chromatography media that has the highest capacity and flow rate of any comparable product on the market, and a new range of disposable mixers that combine technologies from two of our acquired companies.



Milli-Q® Advantage was one of the most successful product launches in Millipore's history.

In the laboratory research market, we also had success with new product introductions. The launch of our new lab water product, Milli-Q® Advantage, was one of the most successful product launches in Millipore's history. We are also pleased with our customers' response to our G-Protein Coupling Receptor (GPCR) cell lines and multiplexing kits, which we offer in our Drug Discovery business.

Our R&D strategy has shifted toward incorporating more technologies developed by partners. Leading companies look to partner with Millipore because we can combine our expertise, sales channels, and products with their technologies to bring new innovations to the market. During the year, we formed new alliances with Novozymes and Rohm & Haas and we made meaningful progress in existing partnerships with Novo Nordisk, Luminex, Cellumen, Siemens, and Gen-Probe. We announced the commercial release of the first MilliPROBE™ product from our partnership with Gen-Probe. MilliPROBE™ is designed to increase the speed and accuracy of testing for contaminants in biopharmaceutical manufacturing. In summary, we have strengthened our ability to bring innovative, new products to the market.





Building the New Millipore

> Our five values: passion, innovation, execution, teamwork and integrity are embedded in our operations.

Rebranding

During 2007, we rebranded Millipore to reflect our transformation into a life science leader. The new brand is the cornerstone of our communication efforts around the new Millipore. A much bolder and more colorful branding visually communicates a stronger, more energized company with significantly greater capabilities and growth opportunities. Our new tagline: Advancing Life Science Together, represents what the new Millipore is all about. We help our customers to advance their research, development and production activities through our products, services, and intimate customer relationships.

E-business platform

Today, more and more customers go to the web first to find the products and technologies they need. In recognition of this trend, we have invested in a new e-business platform that is built around our customers' needs for comprehensive web-based information with easy-to-use navigation and sophisticated search capabilities. We launched the new Millipore website in the third quarter of 2007. The number of visits and the increase in online sales indicate that it has been a big success. We will also be providing new learning centers and collaborative tools on the website that will help scientists find answers to difficult questions.

As a result of these initiatives, we expect traffic on Millipore.com to double in 2008, which will help to increase the awareness of our new capabilities and broader product portfolio. Over the long-term, we expect a stronger presence on the web will help us to meaningfully grow our sales.

Millipore culture

Changing people's hearts and minds is the ultimate challenge for a true transformation.

The ongoing cultural shift at Millipore is real. Our five values: passion, innovation, execution, teamwork and integrity are embedded in our operations. We kept our passion for the customer and our high standards for integrity and quality, but we have a larger appetite for growth. To increase our growth, we have tackled larger obstacles as a management team, such as the large and complex integration of Serologicals.

We are becoming a magnet for talent in the industry. In 2007, we hired more than 1,200 employees alone. Millipore offers prospective and current employees unique opportunities to drive innovation and create value in an attractive segment of the healthcare industry.

Sustainability

The IPCC (Intergovernmental Panel on Climate Change) is projecting accelerated global climate change with severe ramifications for the world's natural resources. Companies and individuals must change to make their contribution to the environment by reducing their consumption of nonrenewable energy resources such as oil and coal. I believe that operating in an environmentally sustainable way is going to become a core mandate for any leading and ethical company.

We are focusing our efforts on the parts of our operations where we can reduce our global carbon footprint and waste. As a fully integrated manufacturer of plastic-based products, we have chosen to reduce our waste, increase our consumption of energy from renewable sources, increase our recycling of materials, and reduce our use of environmentally harmful chemicals. These are our clear priorities for establishing environmental sustainability at Millipore.

We are an active participant in the Carbon Disclosure Project, and we are in the process of creating long-term goals for the reduction of our green-house gas emissions. We also joined the Climate Leaders Network. Operationally, we have improved energy efficiency in our manufacturing plants; and we have increased the fuel efficiency of our U.S. car fleet, which now consists of a high number of hybrid-vehicles. We started to roll out new packaging with 100 percent recycled materials, we have reduced water consumption by 17 million gallons, and we are evaluating the feasibility of using non-oil based materials for our products.

The changes Millipore is making must go hand-in-hand with changes we make as individuals. Without individual behavioral changes, we will not have the long-term impact needed to address the environmental problems we face. It is my conviction that voluntary and collective actions are now essential. I encourage you to visit our website for much more detailed information about Millipore's sustainability programs.

> We are on track to transform Millipore into a stronger company with expanded capabilities.

Successfully executing our five-year strategy

In 2005, I shared Millipore's strategic plan to transform the Company into a life science leader. Today, more than three years into that five-year plan, I am confident that we are on track to achieve our strategic initiatives. Over the past three years we have:

– Built a larger scale company: Expanded into new markets and increased our scale on a worldwide basis. Revenues on a compound annual basis have grown by 20 percent since 2004. This performance includes the impact from four acquisitions. Additionally, we have averaged 8 percent organic revenue growth over the past three years.

– Expanded our footprint in Asia to accelerate our growth in this exciting region.

– Dramatically improved profitability: non-GAAP operating margin has increased from 16.8 percent in 2004 to 20.3 percent in 2007. This marked improvement is from our initiatives to lower our supply chain costs, drive operating leverage, and build a more profitable product portfolio.

– Improved the efficiency of our global supply chain. We have closed six manufacturing facilities; transferred 76 product lines; launched 380 Lean Six Sigma projects; and drastically reduced our number of suppliers.





Outlook for 2008

The top priorities for Millipore in 2008 are:

1. Expand our presence in fast growing markets

We will focus our resources on fast growing segments such as disposable manufacturing for biotechnology customers, drug discovery products and services, as well as cell biology and protein research. From a geographic perspective, we will continue to expand our Asian operations as we invest in people, training and infrastructure.

2. Extend and expand our product portfolio through focused R&D investments, alliances and small acquisitions

Product line extensions in core technologies such as filtration remain essential for our success. We will grow our new product development pipeline and increase our number of product launches.

3. Build brand equity

We will continue to execute our re-branding initiative with major re-packaging projects and new promotional campaigns aimed at broadly communicating the new capabilities and products of Millipore. These new capabilities will make us an even more critical partner to our customers.

4. Improve cash flow

We expect another year-over-year improvement in our free cash flow and we are committed to further reducing our debt. We will also use some of our free cash flow to invest in initiatives that help to drive growth.

Millipore is a company that has changed a lot over the past three years. I appreciate your support of our mission to play a larger role in advancing life science with our customers.

I am grateful for the dedication of our employees and the ongoing support we have received from our customers and partners. Millipore is well positioned for sustainable growth in the future. As science keeps advancing, we will advance with it, providing new insights and new technologies that help our customers to make progress toward improving people's lives.

Sincerely,

M. Madaus

Martin D. Madaus
Chairman, President and CEO

Our Approach to Sustainability

Reduce our waste

Our approach follows the three R's: Reduce, by decreasing the amount of materials consumed through product and process design improvements; Reuse, as we do at our solvent recovery systems at several manufacturing locations worldwide; and Recycle, exemplified by our Cork, Ireland manufacturing site, which recycles approximately 70 percent of the non-hazardous waste generated.


Reduce
Reuse
Recycle



Focus on our energy use

We continually seek opportunities to conserve energy by streamlining our processes and introducing new technologies. This includes both clean generation of energy on-site and through our energy providers. For example, we use a natural gas-fired cogeneration plant at one of our facilities. We have also decreased our environmental impact by closing six manufacturing facilities since 2004.

Reduce our use of environmentally harmful chemicals

Manufacturing some of Millipore's products requires the use of solvents, which lead to the generation of environmental emissions mainly in the form of atmospheric and wastewater releases. To minimize these emissions, we use solvent capture and recovery systems at our facilities in Bedford, Massachusetts; Jaffrey, New Hampshire; Kankakee, Illinois; Cork, Ireland; and Molsheim, France.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Act of 1934

For the transition period from to

Commission File Number 001-09781 (0-1052)

MILLIPORE CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	04-2170233
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
290 Concord Road, Billerica, MA	01821
(Address of principal executive offices)	*(Zip Code)*

(978) 715-4321

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of Class	*Name of Exchange on Which Registered*
Common Stock, $1.00 Par Value	New York Stock Exchange, Inc.

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[X] Yes [ ] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ] Yes [X] No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
[X] Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company
(Do not check if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). [ ] Yes [X] No

The aggregate market value of Common Stock held by non-affiliates of the registrant, based upon the closing sale price of the registrant's Common Stock on June 30, 2007, the last business day of its most recently completed second fiscal quarter, as reported on the New York Stock Exchange, was approximately $3,123,753,685. Shares of Common Stock held by each executive officer and director and by each person known to beneficially own more than 5 percent of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 20, 2008, 55,028,903 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	*Incorporated into Form 10-K*
Definitive Proxy Statement for the 2008 Annual Meeting	Part III

Table of Contents

	PAGE		
PART I	**3**	ITEM 1	Business
	17	ITEM 1A	Risk Factors
	26	ITEM 1B	Unresolved Staff Comments
	27	ITEM 2	Properties
	27	ITEM 3	Legal Proceedings
	27	ITEM 4	Submission of Matters to a Vote of Security Holders
PART II	**31**	ITEM 5	Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities
	32	ITEM 6	Selected Financial Data
	33	ITEM 7	Management's Discussion and Analysis of Financial Condition and Results of Operations
	57	ITEM 7A	Quantitative and Qualitative Disclosures About Market Risk
	58	ITEM 8	Financial Statements and Supplementary Data
	99	ITEM 9	Changes In and Disagreements With Accountants on Accounting and Financial Disclosure
	99	ITEM 9A	Controls and Procedures
	99	ITEM 9B	Other Information
PART III	**100**	ITEM 10	Directors, Executive Officers and Corporate Governance
	100	ITEM 11	Executive Compensation
	100	ITEM 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
	101	ITEM 13	Certain Relationships and Related Transactions and Director Independence
	101	ITEM 14	Principal Accountant Fees and Services
PART IV	**102**	ITEM 15	Exhibits and Financial Statement Schedules
SIGNATURES	**106**		

In this Form 10-K, unless the context otherwise requires, the terms "Millipore", the "Company", "we" or "us" shall mean Millipore Corporation and its subsidiaries.

Summary

Millipore is a global leader in life science, providing innovative products, services, and solutions so our customers can advance their research, development, and production. Our academic, biotechnology, and pharmaceutical customers use our consumable products and services to increase their speed and to improve their consistency while saving costs in laboratory applications and in biopharmaceutical manufacturing. With our extensive technical expertise and applications knowledge, we have the unique ability to engage in peer-to-peer discussions with scientists to help them confront challenging scientific and human health issues.

Our balanced growth profile


43%
Revenues
BIOSCIENCE
BIOPROCESS
57%
Revenues

We are an innovative leader in our life science markets.

RESEARCH

BIOSCIENCE

We help scientists conduct their research easily, efficiently and economically.

DEVELOPMENT

BIOSCIENCE | BIOPROCESS

We help pharmaceutical and biotech companies discover new drugs.

We help companies develop manufacturing processes to bring new drugs to market.

PRODUCTION

BIOPROCESS

We help companies manufacture drugs efficiently and ensure drug purity and safety.

Our new brand says it all.


MILLIPORE
TM

ADVANCING LIFE SCIENCE TOGETHER™
Research. Development. Production.

We are a global company.


North & Latin
America
42%
Europe
41%
Asia Pacific
17%

2007 revenues

Millipore is organized around two operating divisions. Our Bioscience Division, which contributed approximately 43% of our 2007 revenues, improves laboratory productivity and workflows by providing innovative products and technologies for life science research. Our Bioprocess Division, which contributed approximately 57% of our 2007 revenues, helps pharmaceutical and biotechnology companies develop their manufacturing processes, optimize their manufacturing productivity, and ensure the quality of drugs.

RESEARCH

In the bioscience research market, we improve laboratory productivity by providing a range of products and solutions that help scientists conduct their research more easily, efficiently, and economically. We focus primarily on highly technical areas such as the cell biology and protein research markets.

DEVELOPMENT

Our Bioscience Division focuses on the drug discovery market and provides products and services that help pharmaceutical and biotechnology companies discover, evaluate, and prioritize potential drugs before moving them into clinical development. Our Bioprocess Division helps biopharmaceutical companies develop the processes used to manufacture drugs for clinical development and the processes to manufacture the drugs at commercial scale once the drugs receive regulatory approval.

PRODUCTION

Our products and expertise help biotechnology and pharmaceutical companies efficiently manufacture therapeutics, particularly biologic drugs and vaccines. Our products and expertise ensure the purity and safety of biologic drugs by removing contaminants such as viruses and bacteria and by providing tests so companies can monitor their manufacturing processes.

Our History

Millipore Corporation was formed as a Massachusetts corporation in 1954. During much of our history, we have developed and sold products based on our proprietary filtration and other separations technologies to a variety of industries. In 2001, we made a strategic decision to focus primarily on the life science markets. Beginning in 2005, we began implementing a new strategy that sharpened our focus on the fast growing biopharmaceutical manufacturing and laboratory research markets. In 2005 and 2006, we made four acquisitions to transform Millipore into a larger and more innovative company. These acquisitions expanded and improved the products and services we offer and complemented our brand, sales force, and customer relationships.

> We are executing our five-year strategy to strengthen the company.

Our Strategy

Our corporate strategy is to provide differentiated solutions to the life science research and biopharmaceutical manufacturing markets, which we believe have significant needs for new products that drive results, productivity improvements and new research goals. Since 2005, our strategy has been organized around five objectives:

1. Strengthen our leadership position with biotechnology manufacturing customers by expanding our bioprocess product offerings
2. Establish Millipore as a strategic supplier in bioscience research markets by increasing our laboratory productivity platforms and market reach
3. Lead our industry in product quality and manufacturing effectiveness
4. Attract, retain and develop talented and motivated employees
5. Double the value of the company between 2005 and 2009

Our Bioscience Division strategy is to capitalize on its global infrastructure and core capabilities in filtration, reagents and assay development to provide differentiated offerings in fast growing market segments. The division pursues targeted, market-specific strategies in laboratory water, drug discovery, and life science research. The division leverages three expert sales organizations to execute the multiple-segment strategy under one premium brand.

Our Bioprocess Division strategy is to leverage its leading position and broad portfolio of products to offer its biopharmaceutical customers integrated solutions that improve their productivity. By enabling companies to move from a product-centric approach to an integrated approach, the division can uniquely help customers to increase their speed, lower their costs, minimize their risk, and increase their quality. The division's global sales organization is focused on selling products, services, and applications expertise that provide its customers with a comprehensive approach to optimize their biopharmaceutical manufacturing process.

RECENT DEVELOPMENTS

Some of our 2007 achievements that continued to advance our strategy and transform our company include:

- **Launching many new products**, including
  - successful new product launches for laboratory water in our Bioscience Division, and
  - an upgrade to our core product portfolio in our Bioprocess Division along with 15 new product launches, compared to 8 in 2006.
- **Establishing or broadening several key alliances** to expand our product offerings and extend our development capabilities.
- **Completing the integration of our Serologicals acquisition.** The integration consisted of more than 800 milestones that significantly strengthened our capabilities, broadened our product portfolio, and advanced our position as a life science leader.
- **Launching a new corporate brand** to communicate our expanded capabilities to our customers and the market.
- **Introducing a new corporate website** making it easier for customers to do business with us.

Strategic alliances and acquisitions advance our position as a life science leader.

- **Achieving a record level of sales in Asia** and continuing to expand in other emerging markets.
- **Launching a formal sustainability initiative** to reduce our overall impact on the environment.
- **Continuing a number of initiatives to further improve our profitability**, such as significant reductions in the number of our worldwide manufacturing facilities, improvements to our procurement and manufacturing processes, and enhancements of sales productivity.

STRATEGIC ALLIANCES

novo nordisk	Recombinant Insulin
novozymes	Animal-free Cell Culture Supplements
ROHM HAAS	New Chromatography Media
GEN-PROBE	Real-time tests for microbial contamination
CELLUMEN	Biomarkers for the drug discovery market
SIEMENS	Combining our Lab Water products in Siemens' Vista® Intelligent Lab System for clinical laboratories

Our Customers

MILLIPORE DIVISIONS	PRODUCT APPLICATIONS	CUSTOMERS
BIOSCIENCE	LAB WATER DRUG DISCOVERY LIFE SCIENCE	■ Research departments at biotechnology and pharmaceutical companies ■ Life science research companies ■ Private and public research laboratories, such as universities, medical research centers, and government institutions ■ Hospitals and clinical laboratories ■ Clinical research organizations ■ Environmental, industrial, and other analytical laboratories
BIOPROCESS	UPSTREAM BIOPROCESSING DOWNSTREAM BIOPROCESSING PROCESS MONITORING	■ Biotechnology companies ■ Pharmaceutical companies ■ Contract drug manufacturers ■ Diagnostics and medical device companies ■ Beverage companies ■ Environmental testing companies

Almost all of our revenue is related to customers engaged in life science research or biopharmaceutical production. A small portion of our business is related to customers in the food and beverage, environmental, diagnostics, and other industries.

BIOSCIENCE CUSTOMERS
Our Bioscience Division serves the life science research market, principally composed of companies and institutions conducting basic research, drug discovery, and other analytical laboratory work.

While the overall bioscience market is very broad, Millipore does not seek to serve all segments of the market. For example, in the life science research market we focus primarily on scientists conducting research in cell biology, protein research, and drug discovery.

These customers focus on applications such as stem cells, cell signaling and nuclear function, target identification, and compound screening. Our laboratory water and some lab filtration products are sold into many different types of research, analytical, and clinical laboratories worldwide and serve a more general, diverse customer base.

BIOPROCESS CUSTOMERS
Our Bioprocess Division serves the biopharmaceutical manufacturing market, principally composed of biotechnology and pharmaceutical companies that develop, manufacture, and sell products for the diagnosis, prevention, and treatment of diseases.

These Bioprocess customers are engaged in the development, scale-up, manufacturing, and testing of therapeutic, vaccine, and diagnostic products, as well as a variety of healthcare and other products.

Although no single customer accounts for 10 percent or more of our sales, some of our individual biotechnology customers do purchase significant quantities of our products. Our Bioprocess Division has significantly higher customer concentration than our Bioscience Division.

Our Business

OVERVIEW

We compete in two related markets, life science research and biopharmaceutical manufacturing.

In response to demand for healthcare improvement and disease prevention, new therapeutic products and vaccines, particularly biologics based on recombinant proteins, are being developed, approved, and produced in growing numbers.

We have worldwide operations with a strong brand, global infrastructure, proprietary technologies, highly qualified sales force, and manufacturing operations. We sell thousands of products, and we are continually developing and/or acquiring new proprietary products and technologies to advance our businesses. We believe we offer a balanced product mix that offers strong growth and profitability.

Most of our products are consumables that are used, disposed, and replaced, such as reagent kits or filtration cartridges. We derive a small portion of our revenue from standard hardware products ranging from small benchtop laboratory water systems to large filtration systems.

OUR BIOSCIENCE STRATEGY IMPROVES SCIENTIFIC WORK FLOWS


RESEARCHERS WANT
Reduced complexity in experiment work flow
Increased confidence in outcomes
Ongoing support during experiments
WORK FLOW
MILLIPORE PRODUCTS AND SERVICES
Simplify researchers' work flow
Offer consolidated and validated solutions
Provide technical support

In addition, we provide a variety of services, including drug target screening and selectivity testing, microbial contamination testing, consulting, manufacturing process validation, and product maintenance services. Although service revenues represent a small percentage of our revenues, they have grown significantly over the past two years due to strong market growth and the acquisition of service businesses.

Because of the differing applications required by each of our target markets, we believe our approach to these markets benefits from more specialized and focused attention. Accordingly, we have aligned our business to better address each of these markets. The following describes more specifically the principal markets in which we compete.

LABORATORY/LIFE SCIENCE RESEARCH MARKETS

Industry Background

As researchers seek to understand complex biological systems and to identify and characterize new therapeutic targets, the market demand for tools that improve productivity and efficiency in the laboratory has grown. Intensive and expensive laboratory research is required to feed the pipeline of biologics, bioengineered vaccines, and other therapeutic and diagnostic products in development. Research organizations have come under increasing competitive and economic pressure to screen and identify possible new drugs with more speed and accuracy. In particular, the rapid growth in the development of new therapeutics has brought a heightened focus on protein research, including protein identification and characterization. Laboratory markets have also grown with the increase in concerns about bioterrorism and the emergence of new public health threats.

Our Bioscience Division serves major fields of life science research, including cellular biology, protein research, and drug discovery, which we believe are high growth market segments. Researchers want reduced complexity in their experimental work flows, increased confidence in the outcome, and ongoing support during their experiments. Our bioscience strategy is to create products and services which span the entire work flow, by simplifying the work flow for researchers, offering consolidated and validated solutions, and providing the necessary support along the way.

We offer products to advance life science research in a wide variety of areas from neuroscience, infectious disease, oncology, and metabolic disorders to stem cells, cell signaling, nuclear function, and chromatin biology.

Our Bioscience Division is organized around three specific market areas within the broad bioscience research market as described below.

Laboratory Water

All life science research starts with the use of pure water. Water purification systems are present in nearly every laboratory. Daily demand for purified water can range from a few liters to several thousand liters. We offer a wide selection of sophisticated bench-top and central laboratory water systems that ensure water purity for critical laboratory analysis and clinical testing. These systems provide the flexibility to produce the water quality needed for a variety of laboratory needs and applications.

MILLIPORE BIOSCIENCE VALUE PROPOSITION

FASTER	**INTEGRATED, PRE-VALIDATED KITS** reduce the number of individual steps required **CUSTOMIZED PRODUCTS** (such as an antibody) fit the specific experiment
BETTER	**BEST-IN-CLASS QUALITY PRODUCTS** yield reliable and consistent results **TARGETED SOLUTIONS** meet researcher's specific protocol
EASIER	**MILLIPORE APPLICATION PROTOCOLS** guide scientist through the experiment **EASY TO USE KITS ADDRESS SEVERAL STEPS** in a combined format **SERVICES AND STAND ALONE PRODUCTS** fill any gaps in the experiment protocol **WORLD-CLASS CUSTOMER SUPPORT** to provide technical support on key experiments

Drug Discovery

Millipore provides products and services that help pharmaceutical and biotech companies discover, evaluate, and prioritize potential drugs. A major challenge is to find promising drug candidates faster and then ensure that they will not generate unwanted or unexpected side effects in clinical trials or when they are commercially on the market. To improve the efficiency and economy of this research, we provide tools and services to identify disease targets and better understand how to improve the efficacy of drugs on targeted patient groups. In each case, the overriding goal is the transformation of medical practice from a "diagnose and treat" model to one of "predict and prevent".

When researchers identify potential drugs, they must evaluate which drugs are most likely to function effectively and safely in the human body. This complex task of prioritizing possible drugs requires that the drugs be screened both for specificity and affinity for the specific target of interest, and for potential side effects.

The majority of new biotherapeutic targets are proteins, either newly discovered or those for which their function is better understood through recent research. Protein-based therapeutics are often more effective than chemically-based drugs in treating a number of diseases.

We provide bulk reagents required to perform the complex analyses involved in prioritizing drug candidates through screening for specificity and affinity for a target class of interest.

We also offer outsourced drug discovery screening services to ascertain activity and safety for drug candidates. As an outsourcing partner to the world's leading biotechnology and pharmaceutical firms, we offer an efficient, comprehensive service to screen molecules before the expensive and time consuming development of drugs to treat cardiovascular, oncology, neurology, metabolic, and many other disorders.

Life Science

Our life science business is focused on serving the cell biology and protein research markets. All life science researchers conduct experiments on biological samples, such as cells, proteins, and nucleic acids. Most experiments follow a work flow protocol which requires the use of a broad range of research products, including consumable devices, reagents, kits, antibodies, and other molecular biology tools for purifying, preparing, or screening biological samples.

We offer product and service solutions designed around the entire protocol, so researchers can work faster, better, and easier than if they did not use our products and services.

The consistency and reproducibility of experimental results requires that the samples used by researchers are pure and properly isolated. The varying physical and biochemical characteristics of biological samples make the processes of isolation extremely complex. Research, clinical, and analytical laboratories use many sample preparation steps for a variety of laboratory procedures.

Millipore filtration devices and specialty membranes can be designed to accommodate the parameters of a wide variety of experiments. Millipore's customized antibodies serve as biological markers that can be used to produce consistent and repeatable results, saving time and reducing costs.

Research scientists also outsource various services such as the development and production of custom antibodies, which we provide.

Life science researchers who study the structure and function of cells and proteins require innovative and high quality biological reagents to conduct their experiments consistently. A reagent is a substance used to detect, quantify, produce, modify or otherwise manipulate a biological target. Millipore offers a wide range of biological reagents.

Kits enhance research productivity by combining in one box all the disposables, reagents, and protocols needed to reliably and reproducibly conduct a particular experiment. Millipore offers a wide variety of kits that improve research productivity and efficiency.

We offer a broad range of process monitoring products to ensure drug safety and purity.

BIOPHARMACEUTICAL MANUFACTURING MARKET

Industry Background

Our Bioprocess Division provides tools and services for the commercial production of bioengineered and pharmaceutical substances, including biologics, vaccines and other biotherapeutic products. Manufacturers of these products are under increasing competitive and economic pressure to:

- maintain safety and quality
- minimize process deviations
- shorten production time
- improve manufacturing productivity and yield
- ensure security of supply
- reduce costs

Manufacturing of therapeutics generally encompasses production of two broad categories of molecules, small molecule drugs and large molecule drugs. Small molecule therapeutics are primarily chemical compounds that are made through an organic or inorganic chemistry process. These are sometimes referred to as synthetic pharmaceuticals. Chemical or pharmaceutical companies manufacture these therapeutics and their active ingredients in bulk. Large molecule therapeutics are primarily protein-based biologics. These represent the fastest growing segment of the biotech industry.

Biologics are products derived from living organisms, generated in a bioreactor or fermentor, and used in the prevention or treatment of disease. They include therapeutic products and vaccines based on recombinant proteins, such as monoclonal antibodies. About half of our Bioprocess business is related to biotechnology products.

In many instances, recombinant proteins replace or mimic naturally occurring human proteins and are produced by cells containing modified DNA. One subset of recombinant protein-based drugs, monoclonal antibodies, has been shown to be extremely effective at treating otherwise intractable diseases such as cancer. This has led to a fast growing market for monoclonal antibodies, which are difficult to produce and require a variety of complex technologies and processes to enable their development and production.

Industry sources predict that volumes of monoclonal antibodies and bioengineered vaccines will continue to grow substantially over the next five years. There are approximately 2,300 biologics in various stages of pre-clinical and clinical development, of which approximately 660 are monoclonal antibodies and approximately 640 are bioengineered vaccines. In addition, applications and approvals for biologics drug supplements, which address incremental indications for a previously approved biologic, are also on the rise. In contrast, growth in sales of small molecule pharmaceuticals is expected to be lower because of intense generic competition as the patents expire on the chemical compounds comprising the drugs. Synthetic pharmaceuticals, however, continue to constitute a significant percentage of all marketed therapeutic products and are manufactured in large volumes.

As the demand for marketed biologics and vaccines grows and new products and applications are approved, the market for products that facilitate and accelerate the identification, development and production of biologics and bioengineered vaccines is expanding.

Successfully bringing a biologic or a bioengineered vaccine to the market is a complex and lengthy process. It begins with extensive laboratory research and discovery, continues with years of development, clinical trials and scale-up of the manufacturing process, and culminates with establishing a manufacturing process that meets regulatory approvals and generates sufficient quantities of a safe and effective drug. Going from the initial research to full production scale cannot be achieved without increasingly effective cell culture and purification processes.

We view the value chain of our bioprocess customers to include:

- process development and scale up;
- upstream bioprocessing (the growth and expression process in bioreactors);
- downstream purification and filtration (harvesting); and
- compliance monitoring and testing.

We believe we offer one of the industry's broadest offerings for biopharmaceutical manufacturing. Additionally, we believe we are the only company to offer consumable products in both upstream and downstream bioprocessing. Our Bioprocess Division serves the breadth of this development and manufacturing process by targeting the three principal applications described below. The development of a customer's process involves aspects from each of these three product categories.

OUR BIOPROCESS STRATEGY IS TO ADD VALUE TO EVERY STEP IN THE MANUFACTURING PROCESS

UPSTREAM BIOPROCESSING

PROCESS MONITORING

DEVELOP THE PROCESS | EXPRESS THE PROTEIN | SEPARATE & PURIFY THE PROTEIN | TEST FOR CONTAMINATION

DOWNSTREAM BIOPROCESSING

- increase speed
- minimize risk
- gain advantage in the market

Upstream Bioprocessing

Biologic products must be grown in living cells since they cannot be synthesized chemically. We provide products and technologies that improve the ability of cells to efficiently produce proteins that ultimately become therapeutic drugs and vaccines.

The cells are grown in cell cultures held in large bioreactor or fermentation tanks of varying capacity. In order to achieve high protein concentrations, cells in the bioreactor require nutrients and supplements. As the cells grow and metabolize, they secrete into the cell culture medium the therapeutic protein that is then harvested, purified, and further processed.

To facilitate the manufacture of biologic drugs in mammalian cell cultures, we offer high quality nutrients and supplements for these cultures. Our products include the leading branded fatty acid supplements, recombinant insulin, bovine serum albumin, and other growth factors that improve the ability of cells to produce proteins efficiently. We also offer unique gene expression technology which permits screening and isolation of highly productive cell lines much faster than conventional technologies. The technology enables our customers to more efficiently manufacture recombinant proteins in mammalian cells by generating higher protein yields. Today, some of our upstream products are derived using materials from animals. Many customers are increasingly demanding products that do not use animal-derived products. We are actively expanding our portfolio of animal-free cell culture supplements. In December 2007, we entered into an exclusive long-term strategic alliance with Novozymes to bring recombinant albumin and transferrin to the market.

Downstream Bioprocessing

FILTRATION & CHROMATOGRAPHY

The production of biologics requires the extraction of proteins from the fluids in which these proteins are grown. The process also requires the removal of impurities such as bacteria, viruses, cellular debris, and other contaminants. Accordingly, manufacturing processes for biologics, particularly for monoclonal antibodies, are separation-intensive, often requiring numerous filtration and chromatography steps for clarification, concentration, and sterilization.

> We are leading the way as our customers transition to disposable manufacturing components.

A complex biologic, such as a monoclonal antibody, can require as many as ten different separation processes. A typical synthetic drug may require between one and four filtration and sterilization steps.

We offer the broadest range of filtration, purification, and chromatography technologies to clarify, concentrate, purify, and remove viruses or other biological contaminants from biologics, synthetic pharmaceuticals, and beverages. Approximately half of our business is related to biologic drug production, with the remaining portion of our business primarily related to synthetic pharmaceutical manufacturing and food and beverage processing. We also sell membrane sheets and rolls and bulk chromatographic media to original equipment manufacturers of medical devices, environmental testing equipment, or other products for use as a material or component in these products. We also offer a line of monoclonal antibodies that serve as reagents for classifying antigens on red blood cells and detecting regular and irregular antibodies in blood specimens.

MIXING AND DISPOSABLE SOLUTIONS

Until recently, all biotherapeutic drugs were produced with stainless steel or glass equipment. Although these types of equipment are currently the prevalent processing tools, the industry has sought ways to reduce the costs and delays associated with cleaning fixed equipment in place between manufacturing runs. Contamination risks also arise if the equipment is not thoroughly purged of all residual materials from prior production runs. Companies have begun to migrate to single use, disposable technologies that eliminate the need for cleaning, thus shortening the time between processing runs. Biopharmaceutical manufacturers are also seeking flexible manufacturing components and solutions that can be configured and validated to meet customized biological manufacturing needs.

We design and manufacture sophisticated systems for use in sterile biomanufacturing environments, such as chromatography columns, manufacturing skids, mixers, and valves. We are also a leading innovator in the transition from such systems to disposable manufacturing, offering a broad range of disposable manufacturing components. In the past several years, we have developed and/or acquired rights to products and technologies that simplify and reduce the time and expense of some steps in the downstream and final fill processes of biotechnology and pharmaceutical manufacturing primarily by replacing stainless steel hardware with disposable plastic products. Our hardware products range from large stainless steel process scale filtration and chromatography systems and columns that can sell for more than a million dollars to small filter housings or valves that cost much less.

Process Monitoring

Regulatory agencies such as the U.S. Federal Drug Administration (FDA) require drug manufacturers to ensure the purity and sterility of products before they are released to the public. This requires sampling and testing of therapeutics throughout the manufacturing process. During nearly all phases of drug development and production, companies take multiple steps to ensure their products are produced safely and without contamination. Millipore provides a broad range of products and services that enable sampling and testing of drugs throughout the manufacturing process to ensure the safety and purity of drugs.

Companies that produce beverages (including wine, beer, and bottled juices and water) also benefit from using our process monitoring products to monitor for microbiological contamination and remove bacteria and yeast.

Our process monitoring products are designed to test for microbiological, viral or other contamination in biologics and synthetic pharmaceuticals as a quality control or assurance step in their manufacture or processing. We are also developing next-generation technologies that are faster and more sensitive so bioprocess manufacturers can identify contamination earlier in their processes. Our alliance with Gen-Probe Incorporated ("Gen-Probe") is designed to produce new process monitoring tools capable of significantly reducing the time-to-result from days or weeks to hours. In January 2008, we announced the launch of MilliPROBE™, the alliance's first product. We also offer outsourced testing for biological and viral contamination of biologics.

MILLIPORE COMPETITORS

	BIOSCIENCE	BIOPROCESS
Becton Dickinson	□	
Bio-Rad Laboratories	□	
Corning	□	
GE Healthcare	□	■
Invitrogen	□	■
MDS Pharma	□	
Pall Corporation	□	■
Perkin Elmer	□	
Sartorius Stedim	□	■
Sigma-Aldrich	□	■
TECHNE Corporation	□	
Thermo Fisher	□	■

Competition

The markets for our products and services are intensely competitive and we compete with a variety of public and private companies. Given the breadth of our product and service offerings, our competition comes from a wide array of competitors, ranging from specialized companies with strengths in niche segments of the life science markets to large manufacturers offering a broad portfolio of products, tools, and services. Many of these competitors have significant financial, operational, sales, and marketing resources, and experience in research and development. In some cases, these and other competitors are also our customers, distributors, and suppliers, and in some circumstances we serve these roles for such competitors as well.

We believe that a company's competitive position in any of our markets is determined by a varying mix of product availability and performance, quality, responsiveness, technical support, price, and breadth of product line. Our customers are diverse



and we believe they place varying degrees of importance on these competitive attributes. In our judgment we are well positioned to compete in each of these categories.

Sales, Marketing, and Customer Support

We sell our products to end users worldwide, primarily through our own direct global sales force. Augmenting our direct sales, we also sell our products through our website and, in selected locations and markets, through independent distributors.

We market to our customers through advertising, trade shows, conferences, and other techniques. Our marketing efforts focus on application development for existing products and on new and differentiated products for newly identified and proposed customer needs. We seek to educate customers about the variety of problems that may be addressed by our products as well as to adapt our products and technologies to the problems identified by our customers. Our technical support services are important to our marketing efforts. These services include assisting in defining a customer's needs, evaluating alternative solutions, selecting or designing a specific system to perform the desired application, training users, and assisting the customer in compliance with relevant government regulations.

Our direct sales organization is a critical competitive differentiator for us. An important component of our strategy is to leverage our direct sales organization by expanding our product portfolio available for sale and increasing our penetration of our current customer base.

Research and Development

We believe that a strong research and product development effort is important to our future growth.

Our research and development activities are intended both to improve on our extensive core technologies and to create new applications and breakthroughs that complement our business. Our core technologies include:

MILLIPORE RESEARCH & DEVELOPMENT SPENDING


$Millions
$66.1
$86.6
$107.0
2005
2006
2007

- Separation and purification membranes
- Chromatography media
- Customized monoclonal antibodies
- Cell culture supplements
- Cell lines
- Immunodetection
- Disposable manufacturing
- Sterile sampling

Some of these technologies are incorporated into devices, cartridges, and modules of different configurations that span many of our markets while others are focused on a specific or customized application.

We do most of our own research and development and do not provide material amounts of research and development services for others. We have followed a practice of supplementing our internal research and development efforts by acquiring or licensing new technologies from unaffiliated third parties, acquiring distribution rights for new technologies, and undertaking collaborative or sponsored research and development activities with unaffiliated companies and academic or research institutions when we believe it is in our interests to do so.

For example, through our alliance with Gen-Probe, we are working to develop next-generation process monitoring tools for the biopharmaceutical manufacturing market by coupling Millipore membrane-based sample preparation technologies with Gen-Probe's nucleic acid amplification and gene sequencing technologies. Additionally, through our acquisition of Serologicals, we have greatly expanded our product development capabilities to include antibodies, enzymes, labeling and detection reagents, molecular biology kits, multiplexed immunoassays, cell based assays, and drug screening services.

Quality Assurance

To compete effectively in our markets, we maintain a global quality assurance system and program designed to assure compliance with the stringent requirements of regulatory authorities, voluntary quality standards, industry trade associations, and our customers. Using our quality assurance program and an internally maintained regulatory compliance program, we conduct periodic audits of each of our facilities to ascertain the status and compliance of the quality system as implemented. The audits, in combination with performance metrics, are designed to ensure adherence to regulations and our procedures and to assess the effectiveness of our quality system as a whole. The audits are one component of the key performance indicators that we collect, review, and monitor in order to maintain our program of continuous improvement and compliance with our established systems and programs.

Most of our operating facilities are registered to ISO 9001:2000 quality standards. The ISO 9001:2000 series of standards is a voluntary quality standard recognized throughout the world.

Global Supply Chain—Manufacturing and Sourcing

We manufacture the majority of our products in our own manufacturing facilities, primarily at those properties described and listed under Item 2 of this Form 10-K. Our global supply chain initiative, which began in 2004, is expected to result, over five years, in a new manufacturing landscape through the consolidation of current sites, the implementation of new raw material procurement practices by consolidating our current supplier base, and streamlined manufacturing processes through improvements using lean manufacturing and Six Sigma methodologies.

Our Employees

As of December 31, 2007, Millipore employed approximately 6,000 people worldwide, of whom approximately 2,300 were employed in the United States.

Patents, Trademarks and Licenses

We have been granted and have licensed rights under a number of patents and have other patent applications pending both in the United States and abroad. While these patents and licenses in the aggregate are viewed as valuable assets, we believe that no individual patent is material to our ongoing operations. We also own a number of trademarks, the most significant being "Millipore."

Many of our research reagent products are sold under licenses that have varying terms and conditions. We expect to continue to in-license new technologies from academic and government institutions, as well as biotechnology and pharmaceutical companies. We use licensed technologies to create new products, including high value kits and services, many of which address bottlenecks in the research or drug discovery laboratories.

Our ability to obtain licenses to allow the introduction of new products is very important to allow us to offer new, innovative, and technologically superior research products. The licenses from others typically cover patents or biological materials, such as cell lines, that we use to develop new products. Most of them are for fixed terms with options for renewal and typically impose obligations on us to market the licensed technology. No single license is material to our business.

Government and Industry Regulation

Many of our activities are subject to regulation by governmental authorities within the United States and similar bodies outside of the United States. The regulatory authorities may govern the collection, testing, manufacturing, safety, efficacy, labeling, storage, record keeping, transportation, approval, advertising, and promotion of our products, as well as the training of our employees. However, some of these products are subject to import and export regulations specific to the country of import. Certain of our products are considered "medical devices" under the Food, Drug and Cosmetic Act. Accordingly, these products are subject to the law's general control provisions that include requirements for registration, listing of devices, quality regulations, labeling, and prohibitions against misbranding and adulteration. These products subject us to regulatory inspection and scrutiny. We believe that we are in substantial compliance with all relevant laws and regulations.

Environmental Matters

We are subject to numerous federal, state, and foreign laws and regulations that impose strict requirements for the control and abatement of air, water, and soil pollutants and the manufacturing, storage, handling, and disposal of hazardous substances and waste. We believe we are in substantial compliance with all applicable environmental requirements. We continue to invest in maintaining facilities that enable our compliance with these environmental laws. These environmental related expenditures have not had a material effect on our financial results. Because regulatory standards under environmental laws and regulations have become increasingly stringent, there can be no assurance that future developments will not cause us to incur material environmental liabilities or costs. See the applicable risk factor under Item 1A of this Form 10-K.

Raw Materials

Our products are made from a wide variety of raw materials that are generally available from alternate sources of supply. For certain critical raw materials, we have qualified only a single source. We periodically purchase quantities of some of these critical raw materials in excess of current requirements in anticipation of future manufacturing needs. With sufficient lead times, we believe we would be able to validate alternate suppliers for each of these raw materials. As described in the applicable risk factor under Item 1A of this Form 10-K, several of these critical raw materials are used in a significant portion of our products, and if we were unable to obtain supply of any one of them, our loss of revenues would be material.

Seasonality

In general, we do not believe our business is inherently seasonal.

Backlog

We do not have a material amount of firm commitments that serve as backlog orders.

Geographic and Segment Information

We are a multinational company with approximately 63 percent of our 2007 sales outside the United States and approximately 50 percent of our long-lived assets outside the United States at December 31, 2007. Geographic and segment information, including the identification of operating segments and their aggregation, is discussed in Note 16 to our Consolidated Financial Statements.

Other Information

Millipore's corporate headquarters are at 290 Concord Road, Billerica, Massachusetts, and our telephone number at that location is 1-978-715-4321.

The U.S. Securities and Exchange Commission (the "SEC") maintains an internet website at http://www.sec.gov that contains our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements, and all amendments thereto. All reports that we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Millipore's internet website address is www.millipore.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements, and all amendments thereto, are available free of charge on our website as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. In addition, our corporate governance guidelines, the charters of each of the committees of our Board of Directors, our code of ethics (consisting of our Corporate Compliance Policy, our Employee Code of Conduct and our Rules of Conduct) and our Director Code of Conduct are available on our website and are available in print to any Millipore shareholder upon request in writing to "General Counsel, Millipore Corporation, 290 Concord Road, Billerica, MA 01821".

The certifications of Millipore's Chief Executive Officer and Chief Financial Officer, as required by the rules adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, are filed as exhibits to this Form 10-K. Millipore's Chief Executive Officer, Martin D. Madaus, provided an annual certification to the New York Stock Exchange dated May 29, 2007, that he was not aware of any violations by the Company of the New York Stock Exchange corporate governance listing standards.

ITEM 1A. **RISK FACTORS.**

Lack of early success with our pharmaceutical and biotechnology customers can shut us out of future business with those customers.

Many of the products we sell to the pharmaceutical and biotechnology customers are incorporated into the customers' drug manufacturing processes. In some cases, once a customer chooses a particular product for use in a drug manufacturing process, it is unlikely that the customer will later switch to a competing alternative. In many cases, the regulatory license for the product will specify the separation and cell culture supplement products qualified for use in the process. Obtaining the regulatory approvals needed for a change in the manufacturing process is time consuming, expensive and uncertain. Accordingly, if we fail to convince a pharmaceutical or biotechnology customer to choose our products early in its manufacturing design phase, we may lose permanently the opportunity to participate in the customer's production of such product. Because we face vigorous competition in this market from companies with substantial financial and technical resources, we run the risk that our competitors will win significant early business with a customer making it difficult for us to recover that opportunity.

The suspension or termination of production of a customer's therapeutic product may result in the abrupt suspension or termination of their purchases of our products, resulting in an unexpected reduction in our revenue.

Success in our Bioprocess division substantially depends on the incorporation of our products into a customer's manufacturing process. If this "design in" is achieved, we will likely have the opportunity to sell consumable products to the customer during the life cycle of the customer's product, which could continue for many years. Our planning and growth projections are built in part on the volume assumptions deriving from these customer successes. If a customer stops production of its product, either temporarily or permanently, our sales to the customer for the applicable product will drop or stop. A customer may suspend or terminate production of a product, either voluntarily or involuntarily, and related sales and distribution for many reasons. These may include adverse regulatory, competitive, legal or economic circumstances. We have had in the past, and expect to have in the future, situations in which a customer suspends its purchases of our products. A suspension or permanent cessation of a process in which we would otherwise anticipate selling a significant volume of consumables will reduce our revenues and negatively impact our earnings.

Disruptions in the supply of raw materials and distributed products from our single source suppliers could result in a significant disruption in sales and profitability.

Our products are made from a wide variety of raw materials that are generally available from alternate sources of supply. However, certain critical raw materials and supplies required for the production of some of our principal products are available only from a single supplier, as are some products that we distribute. Such raw materials and distributed products cannot be obtained from other sources without significant delay or at all. If such suppliers were to limit or terminate production or otherwise fail to supply these materials for any reason, such failures could have a material adverse impact on our product sales and our business.

If our efforts to integrate acquired or licensed businesses or technologies into our business are not successful, our business could be harmed.

As part of our business strategy, we have grown our business through acquisitions of technologies or of companies that offer products, services and technologies that we believe complement our products, technologies and services. In 2005, we acquired NovAseptic and MicroSafe B.V. In April 2006, we acquired Newport and in July 2006, we acquired Serologicals. We expect to continue to grow our business through additional acquisitions if appropriate opportunities arise.

Managing these recent acquisitions and any future acquisitions will entail numerous operational, legal and financial risks, including:

- difficulties in assimilating new technologies, operations, sites and personnel;
- diversion of resources and management attention from our existing businesses and technologies;
- inability to maintain uniform quality standards, controls, and procedures;
- inability to retain key employees of any acquired businesses or hire enough qualified personnel to staff any new or expanded operations;
- impairment or loss of relationships with key customers and suppliers of acquired businesses;
- issuance of dilutive equity securities;
- incurrence or assumption of debt;
- exposure to unknown or unanticipated liabilities;
- additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; and
- exposure to federal, state, local and foreign tax liabilities in connection with any acquisition or the integration of any acquired businesses.

Our failure to address these risks successfully in the future could harm our business and prevent our achievement of anticipated growth.

Increased leverage as a result of our debt offerings and other debt we have incurred to finance our acquisition of Serologicals may harm our financial condition and results of operations.

As of December 31, 2007, our total long term debt was $1,260.0 million and approximately $331.6 million represents indebtedness of our subsidiaries under our revolving credit facilities that is guaranteed by us. Our revolving credit facilities permit us to borrow in either the United States or Europe, with a combined maximum borrowing not to exceed €465.0 million, or $678.3 million.

Our level of indebtedness could have important consequences because:

- a substantial portion of our cash flows from operations will be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;
- it may impair our ability to obtain additional or replacement financing in the future;
- it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and
- it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on any of our debt obligations or comply with financial covenants in our debt agreements, we could be in default on such debts, and this default could cause us to be in default on our other outstanding indebtedness. In each case of default, we may be required to repay all of our outstanding indebtedness or renegotiate the terms of our indebtedness on unfavorable terms.

If we fail to maintain adequate quality standards for our products and services, our business may be adversely affected and our reputation harmed.

Our customers are subject to rigorous quality standards in order to maintain their products and the manufacturing processes and testing methods that generate them. A failure to sustain the specified quality requirements, including the processing and testing functions performed by our products, could result in the loss of the applicable regulatory license. Delays or quality lapses in our customer's production line could result in substantial economic losses to them and to us. For example, large production lots of biotherapeutics are very delicate and expensive and a failure of a separation membrane could result in the contamination of the entire lot, requiring its destruction. We also perform services that may be considered an extension of our customers' manufacturing and quality assurance processes, which also require the maintenance of prescribed levels of quality. Although we believe that our continued focus on quality throughout the company adequately addresses these risks, there can be no assurance that we will not experience occasional or systemic quality lapses in our manufacturing and service operations. If we experience significant or prolonged quality problems, our business and reputation may be harmed, which may result in the loss of customers, our inability to participate in future customer product opportunities, and reduced revenues and earnings.

We may be unable to establish and to maintain collaborative development and marketing relationships with business partners, which could result in a decline in revenues or slower than anticipated growth rates.

As a part of our business strategy, we have formed, and intend to continue to form, strategic alliances, license agreements and marketing and distribution arrangements with corporate partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products to increase our revenues and to leverage our product and service offerings. Our success will depend, in part, on our ability to maintain these relationships and to cultivate additional corporate alliances with such companies. In 2005, we entered into a joint development agreement with Gen-Probe. In 2007, we entered into agreements with Novozymes A/S, Rohm and Haas, and Stem Cell Sciences, among others.

We cannot ensure that our historical collaborative relationships will be commercially successful or yield the desired results, that we will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to us on acceptable terms, or that any such relationships, if established, will be commercially successful. In addition, we cannot ensure that parties with which we have established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, our products. Such parties may also be acquired by our competitors to terminate our relationship. They may also experience financial or other difficulties that lessen their value to us and to our customers. Our results of operations and opportunities for growth may be adversely affected by our failure to establish and maintain successful collaborative relationships.

Demand for our bioprocess products and services are subject to the commercial success of our customers' products which may vary for reasons outside our control.

Even if we are successful in securing participation for our products in a customer's manufacturing process, sales of many of our bioprocess products and services remain dependent on the timing and volume of the customer's production, over which we have no control. The customer's demand for our products will depend on the regulatory approval and commercial success of the supported product. The regulatory process is complex, lengthy and expensive and can often take years to complete, if at all. Commercial success of a customer's product, which would drive demand in production and commensurate demand for our products and services, is dependent on many factors, some of which can change rapidly, despite early positive indications. Any delay or cancellation by a customer of volume manufacturing may harm our revenues and earnings.

Technology innovations in the markets that we serve may create alternatives to our products and result in reduced sales.

Our customers constantly attempt to reduce their manufacturing costs and to improve product quality. Technology innovations to which our current and potential customers would have access could reduce or eliminate their need for our membrane or chromatography products. For example, if a new membrane or chromatography technology of one of our competitors is accepted by the pharmaceutical or biotechnology industry as a market standard, sales of our membrane or chromatography products would be negatively impacted. In addition, a disruptive technology that reduces or eliminates the use of our core technologies would negatively impact the sale of our products. As an example, animal-free serum products are generally favored over bovine serum. We may be unable to respond on a timely basis to the changing needs of our customer base and the new technologies we design for our customers may prove to be ineffective. Our failure to develop and to introduce or to enhance products able to compete with such new technologies in a timely manner could have a material adverse effect on our business, results of operations, and financial condition. We may be unable to respond on a timely basis to the changing needs of our customer base and the new technologies we design for our customers may prove to be ineffective.

We may be unable to realize our growth strategy if we cannot identify suitable acquisition opportunities in the future.

As part of our business strategy, we expect to continue to grow our business through acquisitions of technologies or companies. We may not identify or complete complementary acquisitions in a timely manner, on a cost-effective basis, or at all. In addition, we compete with other companies, including large, well funded competitors, to acquire suitable targets, and may not be able to acquire certain targets that we seek. There can be no assurance that we will be able to execute this component of our growth strategy which may harm our business and hinder our future growth.

To achieve desired growth rates as we become larger, we may seek larger or public companies as potential acquisition candidates. The acquisition of a public company may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business. In addition, if we were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of our available cash resources could be used.

Our continued growth is dependent on our development and successful commercialization of new products.

Our future success will depend in part on timely development and introduction of new products that address changing market requirements. We believe that successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product. Customers are reluctant to switch to a competing product after making their initial selection. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise damage our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance.

If we fail to attract, hire, develop and retain qualified personnel, we may not be able to design, manufacture, market or sell our products or successfully grow our business.

Competition for individuals with skills including sales, marketing, research, product development, engineering and others is strong and we may not be able to secure the personnel we need. The loss of the services of any key personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop new products and services or enhance existing products and services in a timely manner, sell products to our customers, or manage our business effectively. As part of our global supply chain initiative to improve customer service and to amplify our product expertise, we have begun to concentrate our facilities in fewer geographical areas in which there is high demand for qualified staff.

If our consolidated manufacturing operations were disrupted, we may be unable to supply products to our customers and achieve expected revenues.

We are in the process of executing a coordinated reorganization of our supply chain and manufacturing operations. In an effort to better serve our customers and to attain efficiencies of scale and expertise, we are consolidating the majority of our production facilities into fewer sites. Each of these remaining facilities serves as our primary production facility for specific product lines. This concentration of production, however, exposes us to a greater risk of disruption to our ability to manufacture and supply our products. If operation at any of these facilities were disrupted, we may not be able to deliver products to our customers and achieve expected revenues or earnings. If we were unable to reestablish production in a timely manner, we may lose customers and have difficulty regaining them. It is uncertain whether the safety measures and contingency plans that we have implemented or may implement will successfully address the risks that may arise if production is disrupted. Also, there can be no assurance that the insurance that we maintain to protect against business interruption loss will be adequate or that such insurance will continue to remain available on acceptable terms, if at all. The extent of the coverage of our insurance could limit our ability to mitigate for lost sales and could result in such losses materially and adversely affecting our operating results.

Sales of several of our products are dependent on a small number of customers, the loss of which may harm our business and result in a reduction in revenues and earnings.

No single customer represents more than 10 percent of our annual sales. However, sales of some of our products are dependent on a limited number of customers, who account for a significant portion of such sales. Some of these products are in areas in which we plan to grow substantially. The loss of such key customers for such products, or a significant reduction in sales to those customers, could significantly reduce our revenues in these products and adversely affect our future growth in such markets.

We may become involved in disputes regarding our patents and other intellectual property rights, which could result in prohibition on the use of certain technology in current or planned products, exposure of the business to significant liability and diversion of management's focus.

We and our major competitors spend substantial time and resources developing and patenting new and improved products and technologies. Many of our products are based on complex, rapidly developing technologies. Although we try to identify all relevant third party patents and intellectual property rights, these products could be developed by the business without knowledge of published or unpublished patent applications that cover or use some aspect of these technologies. We also license products and technologies developed by other biotechnology companies or academic research laboratories for further resale. We have been and may in the future be sued by third parties alleging that we are infringing their intellectual property rights. These lawsuits are expensive, take significant time and divert management's focus from other business concerns. If we are found to be infringing the intellectual property of others, we could be required to stop the infringing activity, or we may be required to design around or license the intellectual property in question. If we are unable to obtain a required license on acceptable terms, or are unable to design around any third party patent, we may be unable to sell some of our products and services, which could result in reduced revenue. In addition, if we do not prevail, a court may find damages or award other remedies in favor of the opposing party in any of these suits, which may adversely affect our earnings.

Concern about the transmission of "mad-cow disease" could reduce the demand for our cell culture products that are derived from bovine serum.

The demand for several of our cell culture products could be adversely affected by concerns about the use of bovine material in the process by which they are manufactured. The concern arises from the risk that the agent causing bovine spongiform encephalopathy, or "mad-cow disease," might be present in the raw materials used in the production process and that the agent might be introduced into a therapeutic substance manufactured by one of our customers. The regulatory authorities of certain countries, including Japan, have refused to approve pharmaceuticals that are manufactured using a product that was derived from bovine serum or that was manufactured by a process that uses bovine material. The regulatory authorities of other countries could adopt similar restrictions.

Our operations must comply with environmental statutes and regulations, and any failure to comply could result in extensive costs which would harm our business.

The manufacture of some of our products involves the use, transportation, storage and disposal of hazardous, radioactive or toxic materials and is subject to various environmental protection and occupational health and safety laws and regulations in the countries in which we operate. This has exposed us in the past, and could expose us in the future, to risks of accidental contamination and events of non-compliance with environmental laws. Any such occurrences could result in regulatory enforcement or personal injury and property damage claims or could lead to a shutdown of some of our operations, which could have an adverse effect on our business and results of operations. We currently incur costs to comply with environmental laws and regulations and these costs may become more significant.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites:

- that we currently own or operate;
- that we formerly owned or operated; or
- where waste from our operations was disposed.

These environmental remediation obligations could reduce our operating results. In particular, our accruals for these obligations may be insufficient if the assumptions underlying the accruals prove incorrect or if we are held responsible for additional, currently undiscovered contamination.

A substantial fine or penalty, the payment of significant environmental remediation costs or the loss of a permit or other authorization to operate or engage in our ordinary course of business could result in material, unanticipated expenses and the possible inability to satisfy customer demand.

Our sales may be negatively affected by the implementation of second source programs by our customers.

For many customers, we are the single source supplier for one or more critical components used in their production lines. We are aware of customers that have begun to implement second sourcing programs to reduce the potential risk of disruptions to their production due to a supply bottleneck. These can include diversifying purchases of one component among vendors or spreading the sources of components of a process, such as purification, among different suppliers. If, as a result of these second sourcing programs, existing customers were to choose another company to supply components that we currently supply, or if we lose future business opportunities for which we would otherwise be qualified, our future revenues may be harmed.

Our use of third party manufacturers exposes us to increased risks that may affect our ability to supply our customers.

As part of our efforts to consolidate our manufacturing operations, we have increased the outsourcing of certain manufacturing operations. For example, in 2006 we migrated most of our standard bioprocess systems production to a company in India in which we have a minority equity interest. In addition, we often source products resulting from collaborative development relationships from such development partners. Our increased dependence on third party contract manufacturers exposes us to increased risks associated with delivery schedules, manufacturing capability, quality control, quality assurance and costs. If any of our third party manufacturers experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations or becomes insolvent, then product shipments to our customers could be delayed, which would decrease our revenues and harm our competitive position and reputation.

Because we compete directly with one of our key suppliers and one of our significant distributors, our results of operations could be adversely affected if either of these parties discontinues or materially changes the terms of the agreement.

We currently source a key raw material from a significant competitor in the market into which we sell the resulting products. Although we purchase these materials under a supply agreement which provides for some supply protections, our business could be adversely affected if this supplier discontinues selling the raw materials to us and if we have not established an alternate source of supply. In addition, one of our competitors also serves as a significant distributor. If this distributor discontinued selling our products or materially changed the terms, our sales and earnings could be adversely affected in the short term.

Violation of government regulations or voluntary quality programs could result in loss of sales and customers and additional expense to attain compliance.

Several of our facilities are subject to extensive regulation by the FDA and similar governmental bodies in other countries. These facilities are subject to periodic inspection by the FDA and other similar governmental bodies to ensure their compliance with applicable laws and regulations. New facilities, products and operating procedures also may require approval by the FDA and/or similar governmental bodies in other countries. Failure to comply with these laws and regulations could lead to sanctions by the governmental bodies, such as written observations of deficiencies made following inspections, warning letters, product recalls, fines, product seizures and consent decrees, which would be made available to the public. Such actions and publicity could affect our ability to sell products and to provide our services.

Several of our operations are also subject to U.S. Department of Agriculture regulations and various foreign regulations for the sourcing, manufacturing and distribution of animal based proteins, all of which now apply to us as a result of the acquisition. Our failure to comply with these requirements could negatively impact our business and potentially cause the loss of customers and sales. ISO 9001:2000 quality standards are an internationally recognized set of voluntary quality standards that require compliance with a variety of quality requirements somewhat similar to the requirements of the FDA's Quality System Regulations, which were formerly known as Good Manufacturing Practices or GMP. Some of our facilities are registered under the ISO standards. Failure to comply with this voluntary standard can lead to observations of non-compliance or even suspension of ISO certification by the certifying unit. Loss of ISO certification could cause some customers to purchase products from other suppliers.

If we experience a significant disruption in our information technology systems or if we fail to implement new systems and software successfully, our business could be adversely affected.

We rely on one centralized information system throughout our company to keep financial records, process orders, manage inventory, process shipments to customers and operate other critical functions. If we were to experience a prolonged system disruption in the information technology systems that involve our interactions with customers and suppliers, it could result in the loss of sales and customers, which could adversely affect our business.

We are subject to economic, governmental, political, legal and other risks associated with our significant international sales and operations, which could adversely affect our business.

We conduct operations throughout the world through a variety of subsidiaries and distributors. Sales outside the United States were approximately 63 percent and 61 percent of total sales in 2007 and 2006, respectively. A significant portion of our revenues, approximately 41 percent and 17 percent in 2007, is generated in Europe and Asia, respectively. We anticipate that revenue from international operations will continue to represent a significant portion of our revenues. In addition, two of our primary manufacturing facilities, Molsheim, France and Cork, Ireland, and many of our employees and suppliers, are located outside the United States. Our sales and earnings could be adversely affected by a variety of factors resulting from our international operations, including:

- changes in the political or economic conditions in a country or region, particularly in developing or emerging markets;
- trade protection measures and import or export licensing requirements;
- our failure or the failure of our commercial partners to comply with U.S. laws applicable to foreign operations or with applicable local laws;
- differing tax laws and changes in those laws;
- difficulty in staffing and managing widespread operations; and
- differing regulatory requirements and changes in those requirements.

Foreign exchange fluctuations may adversely affect our reported earnings, the value of our assets and the cash outflow for our debt repayment.

We prepare our consolidated financial statements in U.S. dollars, but a significant portion of our earnings and expenditures are in other currencies. In 2007, we derived about 63 percent of our revenues from customers outside the United States. Our sales made in countries other than the United States are typically made in the local currencies of those countries. As a result, fluctuations in exchange rates have caused and will continue to cause foreign currency gains and losses. Fluctuations in exchange rates between the U.S. dollar and other currencies may also affect the book value of our assets outside the United States. We intend to repay our Euro-denominated debt from our European profits. There can be no assurance that such cash flow from our European operations will be sufficient to repay such debt, in which case we may need to repay from profits denominated in U.S. dollars. In such an event, a significant appreciation of the Euro with respect to the U.S. dollar could expose us to additional foreign currency risk. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations on future operating results. We seek to minimize our currency exposure by coordinating our worldwide supply sourcing, actively managing cross-border currency flows, and engaging in foreign exchange hedging transactions. Despite these steps, there can be no assurance that our foreign currency management strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

Reduction in our customers' research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories throughout the world. Their research and development budgets and activities have a large effect on the demand for our products and services. Fluctuations in our customers' research and development budgets occur due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our bioscience business could be adversely impacted by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

A portion of our bioscience sales have been to researchers, universities, government laboratories and private foundations whose funding may be dependent in part upon grants from government agencies such as the U.S. National Institutes of Health ("NIH") and similar domestic and international agencies. NIH funds are subject to reallocation, reduction or discontinuation, which could impact research projects using our products. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. If researchers were not able to obtain, for any extended period, government funding necessary to purchase our products or if there is a decrease in overall research funding, it could reduce our bioscience sales and damage our business.

Our revenues may fluctuate, and this fluctuation could cause financial results to be below expectations.

Fluctuations in our operating results from period to period may occur for a number of reasons. In planning our operating expenses for the foreseeable future, we assume that revenues will continue to grow. Generally operating expenses cannot be adjusted quickly in the short term because we have significant fixed costs. If our revenues decline or do not grow as anticipated, we may not be able to reduce our operating expenses accordingly. Failure to achieve anticipated levels of revenue could therefore significantly harm our operating results for a particular period.

A revenue shortfall could arise from any number of factors, some of which we cannot control. For example, factors that may cause our results to vary by period include:

- the volume and timing of orders from customers for our products and services;
- the level and timing of our customers' research and commercialization efforts;
- changes in the mix of our products and services;
- the number, timing and significance of new products and services introduced by our customers;
- our ability to develop, market and introduce new and enhanced products and services on a timely basis;
- changes in the cost, quality and availability of materials and components required to manufacture or use our products;
- the timing and costs of any acquisitions of businesses or technologies;
- the introduction of new products by us or our competitors;
- exchange rate fluctuations; and
- general economic conditions.

Increased exposure to product liability claims could adversely affect our earnings.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products offered by our customers. Currently these risks are primarily borne by our customers. As our products and services are further integrated into our customers' production processes, we may become increasingly exposed to product liability and other claims in the event that the use of our products or services is alleged to have resulted in adverse effects. There can be no assurance that a future product liability claim or series of claims brought against us would not have an adverse effect on our business or the results of operations. Our business may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that we may have. In addition, product liability claims, regardless of their merits, could be costly and divert management's attention, and adversely affect our reputation and the demand for our products.

The stated value of long-lived and intangible assets may become impaired and result in an impairment charge.

As of December 31, 2007, we had approximately $2,040.9 million of long-lived and intangible assets. We continue to invest in the construction and upgrading of our manufacturing and research facilities which may have the effect of increasing the recorded value of our long-lived assets. If we are successful in acquiring additional complementary businesses and technologies, a substantial portion of the value of these may be recorded as goodwill, an intangible asset. The carrying amounts of long-lived and intangible assets are affected whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. Such events or changes might include a significant decline in market share, a significant decline in profits, rapid changes in technology, failure to achieve the benefits of capacity increases and utilization, significant litigation arising out of an acquisition or other matters. Adverse events or changes in circumstances may affect the estimated undiscounted future operating cash flows expected to be derived from long-lived and intangible assets. If at any time we determine that an impairment has occurred, we will be required to reflect the impaired value as a charge, resulting in a reduction in earnings in the quarter such impairment is identified and a corresponding reduction in our net asset value. The potential recognition of impairment in the carrying value, if any, could have a material and adverse affect on our results of operations.

We may require substantial additional capital to pursue strategic acquisitions or alliances, which capital we may not be able to obtain on commercially reasonable terms, if at all.

We anticipate that our currently planned capital requirements will be satisfied by the future operating cash flow, current cash balances, borrowings under our revolver, or other existing financing sources. To the extent that we desire to pursue a strategic acquisition or alliance requiring substantial cash expenditures for which our existing resources and credit facilities are insufficient, we may need to raise funds through public or private debt or equity financings. There is no assurance that such additional funds will be available or, if available, that we can obtain such funds on terms acceptable to us.

If adequate funds are not available, we may have to forgo desired acquisitions or alliances, or reduce expenditures for research and development, production or marketing, which could have an adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

Future issuances of common stock may depress the trading price of our common stock and our convertible notes.

Any issuance of equity securities, including the issuance of shares upon conversion of our convertible notes, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their notes, and could substantially decrease the trading price of our common stock and our convertible notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable

ITEM 2. **PROPERTIES.**

Our headquarters are located in leased facilities in Billerica, Massachusetts. We own or lease various other facilities worldwide for manufacturing, distribution, warehousing, research and development, sales and demonstration, service, and administration. The following is a list of our principal and other materially important facilities. We use substantially all of the space in these facilities and we believe these facilities are maintained in good working order and suitable for their present uses.

Location	Facility Use	Owned or Leased	Approximate Floor Space Sq. Ft. (000s)
Bedford, MA	Manufacturing, research, warehouse and office	Owned	341
Molsheim, France	Manufacturing, research, warehouse and office	Owned	321
Jaffrey, NH	Manufacturing, warehouse and office	Owned	255
Cork, Ireland	Manufacturing, warehouse and office	Owned	178
Burlington, MA	Warehouse and distribution	Leased	130
Billerica, MA	Research and office	Both	127
Temecula, CA	Manufacturing, research, warehouse and office	Owned	111
Danvers, MA	Manufacturing, research and office	Owned	108
Billerica, MA	Office (headquarters)	Leased	104
Kankakee, IL	Manufacturing, research, warehouse and office	Both	83
St. Charles, MO	Manufacturing, research, warehouse and office	Owned	81
Livingston, Scotland	Manufacturing, research, warehouse and office	Both	60
Consett, England	Manufacturing, research, warehouse and office	Leased	36

None of our owned facilities are subject to any material encumbrances, except for a finance lease on a portion of the Molsheim, France property.

As part of a coordinated program to optimize our global manufacturing operations, we sold our Cidra, Puerto Rico facility in 2006. We are currently leasing this facility from the new owner until we complete the transition of manufacturing operations in accordance with our manufacturing consolidation strategy in 2008.

ITEM 3. **LEGAL PROCEEDINGS.**

We are not currently a party to any material legal proceeding.

ITEM 4. **SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.**

This item is not applicable.

SUPPLEMENTARY ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT (PURSUANT TO INSTRUCTION 3 TO ITEM 401(b) OF REGULATION S-K).

The following is a list, as of February 19, 2008, of the executive officers of Millipore Corporation. Except as noted, all of such executive officers were elected to serve until the first Directors Meeting following our 2008 Annual Shareholders Meeting.

			First Elected or Appointed	
Name	Age	Office	An Executive Officer	To Present Office
Martin D. Madaus	48	Chairman of the Board, President and Chief Executive Officer	2005	2005
Dominique F. Baly	59	Vice President, President of Bioscience Division	2000	2005
Bruce J. Bonnevier	49	Vice President, Global Human Resources	2006	2006
Dennis W. Harris	51	Vice President and Chief Scientific Officer	2006	2006
Geoffrey F. Ide	54	Vice President, Millipore International	2006	2006
Peter C. Kershaw	54	Vice President, Global Supply Chain	2004	2005
Jean-Paul Mangeolle	46	Vice President, President of Bioprocess Division	2005	2005
Jeffrey Rudin	56	Vice President, General Counsel and Secretary	1996	1996
Gregory J. Sam	49	Vice President, Quality	2003	2003
Charles F. Wagner, Jr.	39	Vice President and Chief Financial Officer	2003	2007
Wei Zhang *	40	Vice President, Strategy and Corporate Development	2008	2008

* Dr. Zhang was not elected by the Board of Directors, but we have determined that she is an executive officer as such term is defined in Rule 3b-7 under the Exchange Act of 1934, as amended.

Dr. Madaus joined Millipore Corporation as our President and Chief Executive Officer, and as a Director, on January 1, 2005, and was appointed Chairman of the Board effective March 1, 2005. From 2000 until December 2004, Dr. Madaus served as President and Chief Executive Officer of Roche Diagnostics Corporation, heading the North American diagnostics business of Hoffmann-La Roche, a leading pharmaceutical and diagnostics company. Prior to that, Dr. Madaus held various management positions from 1989 to 1999 with Hoffmann-La Roche and with Boehringer Mannheim (prior to its 1998 acquisition by Hoffmann-La Roche). Dr. Madaus also serves as a board member of each of the New England Healthcare Initiative, the Analytical & Life Science Systems Association, the Massachusetts High Technology Council, Predictive Biosciences, Inc., a privately held company in Lexington, MA and the YMCA of Greater Boston.

Mr. Baly was elected Vice President of Millipore Corporation in December 2000 and serves as President of our Bioscience Division, which was formed in February 2005 as a combination of our Laboratory Water and Life Science Divisions. Mr. Baly also served as President of Millipore International to which he was appointed in February 2001. From February 2001 through February 2005, Mr. Baly was President of the Laboratory Water Division. Prior to that, Mr. Baly held a wide variety of positions since joining us in 1972, most recently as Vice President of the Analytical Divisions of Millipore from 1994 until 2001.

Mr. Bonnevier joined Millipore Corporation as Vice President of Global Human Resources in January 2006. From 2004 to 2005, Mr. Bonnevier served as Vice President of Human Resources for Hillenbrand Industries, Inc., a company that owns and operates businesses that provide products and services for the health care and funeral services industries. From 2000 to 2004, he was Vice President of Human Resources for Shipley Company, now the Electronic Materials Division of the Rohm and Haas Company, a leading producer of specialty materials used in a wide variety of applications, including electronic materials, paints and personal care products. From 1989 through 2000, Mr. Bonnevier held various senior management roles at Rohm and Haas, including Director of International Human Resources and Business Human Resources Manager.

Dr. Harris joined Millipore Corporation as our Chief Scientific Officer following our acquisition of Serologicals in July 2006. From 2004 to 2006, Dr. Harris served as Vice President, Global Research & Development and business development and Chief Scientific Officer at Serologicals. From 2002 to 2003, Dr. Harris served as Executive Vice President, Research & Development for Vitra Biosciences, Inc., a developer of cell-based drug screening array systems for drug discovery. From 2001 to 2003, Dr. Harris held senior Research & Development and business positions at ACLARA Biosciences, Inc., a developer of novel technologies in the areas of microfluidics and gene and protein analysis. For approximately twenty years prior to joining ACLARA, Dr. Harris held positions of increasing responsibility at Amersham Pharmacia Biotech, Inc. and its affiliates, most recently as Vice President of Research and Development for North America and global genomics Research and Development from 1997 to 2001. Amersham (acquired by General Electric Corporation in 2004) is a manufacturer of pharmaceutical products for the diagnosis and treatment of disease and of technologies for biotechnology research and drug discovery.

Mr. Ide joined Millipore Corporation in 2005 as Vice President, Millipore International, with responsibility for market development opportunities in Japan, Asia, India, South America, Eastern Europe, the Middle East and Africa. In August 2006 Mr. Ide became a member of the Corporate Executive Committee. Prior to joining Millipore, Mr. Ide was employed by Bausch & Lomb Incorporated, a world leader in the development, manufacture and marketing of eye health products, from 1988 to 2005. He served Bausch & Lomb in positions of increasing responsibility, most recently as corporate Vice President and President of Japan Operations from 1999 to 2005.

Mr. Kershaw was elected Vice President, Worldwide Manufacturing Operations, of Millipore Corporation effective February 2004 and, in August 2005, was appointed head of our newly created Global Supply Chain organization, a combination of the Company's worldwide manufacturing and customer service functions. Prior to joining Millipore, Mr. Kershaw served Hologic, Inc., a manufacturer of medical imaging systems, as Corporate Vice President, Manufacturing Operations (2003-2004) and Vice President and General Manager, LORAD Division (2001-2003). Prior to that, Mr. Kershaw served as President (1998-2001) and Vice President and General Manager (1996-1998) of the Medical Device Division of Bespak plc, a manufacturer of plastic injection molded components and finished medical devices.

Mr. Mangeolle was elected Vice President of Millipore Corporation in October 2005 and is President of the Bioprocess Division. From 2002 to 2005, he served as Vice President of the Division's Worldwide Field Operations. From 2001 to 2002, Mr. Mangeolle was Vice President of Operations of Mykrolis Corporation, a spin-off of Millipore's former Microelectronics Division. Prior to 2001, Mr. Mangeolle held a number of senior management positions in Millipore's Microelectronics and Laboratory Water Divisions, as well as Millipore's Asian Operations. Mr. Mangeolle joined Millipore SA, our wholly-owned subsidiary in France, as a sales applications specialist in 1984.

Mr. Rudin was elected Vice President and General Counsel of Millipore Corporation in December 1996 and as Clerk (that office is now known as Secretary) of Millipore in 1999. Prior to joining Millipore, Mr. Rudin served Ciba Corning Diagnostics Corp. as Senior Vice President and General Counsel (1993-1996) and as Vice President and General Counsel (1988-1993).

Mr. Sam was elected Vice President, Quality, of Millipore Corporation in March 2003. Prior to joining Millipore, Mr. Sam served from 2001-2002 as Vice President, Quality, for the Drug Delivery Business Unit of Elan Corporation, a pharmaceutical company focused on the development, manufacturing and marketing of novel therapeutic products, and from 2000-2001 as Vice President, Quality, of Dura Pharmaceuticals (acquired by Elan Corporation in 2000), a manufacturer of prescription pharmaceutical products. From 1999 to 2000, Mr. Sam was Senior Director, Corporate QA – Quality Management, at Watson Pharmaceuticals, Inc., a specialty pharmaceutical company.

Mr. Wagner was elected Vice President and Chief Financial Officer of Millipore Corporation effective in August 2007. Mr. Wagner joined Millipore Corporation in December 2002 as Director of Strategic Planning and Business Development and was elected Vice President, Strategic Planning and Business Development (now Strategy and Corporate Development), in March 2003, serving in this role until his election as Chief Financial Officer. Prior to joining Millipore, Mr. Wagner served as a Manager (2001-2002) and Consultant (1998-2001) at Bain & Company.

Dr. Zhang joined Millipore Corporation in February 2008 as Vice President of Strategy and Corporate Development. Prior to joining Millipore, since 2004, Dr. Zhang served as President of Harvard Square Consulting, Inc., a boutique consulting firm focusing on helping multinational companies enter, invest, and compete in China. From 1997 to 2003, Dr. Zhang worked at McKinsey & Company, a leading management consulting firm. Her responsibilities increased from Associate to Senior Engagement Manager while serving clients in healthcare, high tech, and financial services on strategy, operations, and financial management.

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Millipore's Common Stock, $1.00 par value, is listed on the New York Stock Exchange and is traded under the symbol "MIL". The following table sets forth, for the indicated fiscal periods, (i) the high and low sales prices of Millipore's Common Stock (as reported on the New York Stock Exchange Composite Tape). On February 11, 2008, there were approximately 37,137 registered and beneficial shareholders of record.

	Range of Stock Prices			
	2007		2006	
	High	Low	High	Low
First Quarter	$75.27	$65.81	$74.52	$63.84
Second Quarter	$77.47	$71.96	$76.95	$60.53
Third Quarter	$80.39	$69.07	$67.36	$59.58
Fourth Quarter	$82.43	$72.49	$70.16	$60.51

We did not declare any cash dividends during 2007 or 2006. We do not currently have plans to make future cash dividend declarations or payments.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected consolidated financial data are derived from our Consolidated Financial Statements and notes thereto and should be read in connection with and are qualified in their entirety by our Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this Form 10-K report.

FIVE YEAR SUMMARY OF OPERATIONS

(In thousands, except per share data)	2007	2006[2]	2005	2004	2003
Statement of Operations Data:					
Net sales	$1,531,555	$1,255,371	$ 991,031	$883,263	$799,622
Cost of sales	721,092	625,608	472,023	412,129	369,174
Gross profit	810,463	629,763	519,008	471,134	430,448
Selling, general and administrative expenses	486,737	398,842	309,029	270,796	246,819
Research and development expenses	106,999	86,617	66,052	62,485	58,385
Restructuring and other	–	–	3,149[4]	–	(1,400)[6]
Operating profit	216,727	144,304	140,778	137,853	126,644
Interest income	1,453	21,415	3,466	2,073	2,035
Interest expense	(65,757)	(45,336)	(6,711)	(9,447)	(16,505)
Income before income taxes and minority interest	152,423	120,383	137,533	130,479	112,174
Provision for income taxes	12,424[1]	21,462	57,365[5]	24,923	11,378[7]
Minority interest	3,527	1,937	–	–	–
Net income	$ 136,472	$ 96,984	$ 80,168	$105,556	$100,796
Earnings per share:					
Basic earnings per share	$ 2.52	$ 1.82	$ 1.57	$ 2.13	$ 2.08
Diluted earnings per share	$ 2.48	$ 1.79	$ 1.55	$ 2.10	$ 2.06
Weighted average shares outstanding:					
Basic	54,263	53,160	50,953	49,469	48,574
Diluted	55,028	54,245	51,659	50,201	49,046
Balance Sheet Data (at end of year):					
Working capital	$ 407,848	$ 307,525	$ 824,502	$377,846	$316,070
Total assets	2,777,257	2,771,491	1,646,665	1,013,819	960,298
Long-term debt	1,260,043	1,316,256[3]	552,285	147,000	216,000
Total shareholders' equity	1,136,568	948,411	791,563	638,850	464,681

(1) In 2007, we recorded $11,900 of previously unrecognized tax benefits in our statement of operations as a result of the completion of tax examinations and statute of limitations closures.

(2) Our 2006 statement of operations and balance sheet data included the effect of our acquisition of Serologicals. The operating results of Serologicals' operations have been included in our consolidated statement of operations since July 14, 2006, the date of the acquisition.

(3) In 2006, we issued $565,000 of 3.75 percent convertible notes and €250,000, or $330,033, of 5.875 percent senior notes to fund the acquisition of Serologicals.

(4) In the 2005 third quarter, we expensed purchased in-process research and development related to the acquisition of NovAseptic A.B. because these costs had no alternative future uses and had not reached technological feasibility.

(5) Provision for income taxes for 2005 included $30,634 of tax obligations related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004 and $3,177 related to the release of tax valuation allowance.

(6) Amount represents the reversal of accruals initially related to restructuring charges taken in connection with our 2001 restructuring program which included reducing, consolidating and outsourcing certain manufacturing operations, centralizing European shared services (including order processing, cash collections and cash application processes) and streamlining certain corporate shared services and divisional overhead functions.

(7) Provision for income taxes for 2003 included a tax valuation allowance release of $21,971 related to certain foreign tax credits and a $10,000 additional tax provision related to exposures previously mitigated by the reserved foreign tax credits.

ITEM 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.**

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Millipore Corporation. MD&A is provided as a supplement to, and should be read in conjunction with our financial statements and the accompanying notes to the financial statements.

Business Overview

We are a global leader in life science providing innovative products, services, and solutions so our customers can advance their research, development, and production. Our academic, biotechnology, and pharmaceutical customers use our consumable products and services to increase their speed and to improve their consistency while saving costs in laboratory applications and in biopharmaceutical manufacturing. With our extensive technical expertise and applications knowledge, we have the unique ability to engage in peer-to-peer discussions with scientists to help them confront challenging scientific and human health issues.

We are organized around two operating divisions. Our Bioscience Division, which contributed approximately 43% of our 2007 revenues, improves laboratory productivity and workflows by providing innovative products and technologies for life science research. Our Bioprocess Division, which contributed approximately 57% of our 2007 revenues, helps pharmaceutical and biotechnology companies develop their manufacturing processes, to optimize their manufacturing productivity, and ensure the quality of drugs.

BUSINESS DRIVERS

Our Bioscience market is primarily driven by the amount of research activity conducted by pharmaceutical and biotechnology companies, academic institutions, governments and other organizations. The more research that is conducted worldwide, the higher the demand is for our consumable products used in these research activities. Some of the key market trends affecting our Bioscience Division include the global expansion of laboratories, particularly in Asia, the move from genomic-based research toward protein research and cell biology, and higher demand for workflow-based solutions that improve laboratory productivity. For example, pressure on global pharmaceutical and biotechnology companies to identify new drug candidates has led to increasing demand for our products that increase laboratory productivity. Products that are pre-validated and optimized with each other save time and increase efficiency for the researcher, particularly when combined in kits. We have expanded our number of new products and incorporated our lab filtration, reagents and other products into critical laboratory protocols. We believe customers are willing to pay a premium for innovation, expertise and streamlined purchase and service benefits.

The market drivers of our Bioprocess Division include increasing demand and production volumes of marketed therapeutics and the number of approvals for new biologics and new indications for existing biologics. In particular, a higher number of approvals for monoclonal antibodies, recombinant vaccines and other recombinant protein-based therapeutics are driving the market. Pharmaceutical companies are shifting more of their drug pipeline from chemically-based drugs toward biologic drugs.

Monoclonal antibodies are one of the fastest growing biologic drugs. They are being produced in larger volumes because of increasing demand and their ability to treat diseases that previously had a limited number of therapies. They are separation-intensive, complex to produce, and require significant use of our products. The growth in biologics is creating an increase in demand for our consumable products that enable the production of therapeutic drugs. We provide a number of technologies that can be used in small-scale production of a drug and be reliably scaled up to commercial size manufacturing volumes. We are strategically positioned to gain customer access, to increase our applications knowledge, and to identify new technologies and customer needs. This enables us to help optimize our customers' productivity. As a result, we expect our revenues related to a specific drug will increase over the various stages of the drug approval process, particularly, as the drug moves into later stage clinical trials and ultimately into commercial production.

OUR STRATEGY

Our corporate strategy is to provide differentiated solutions to the life science research and biopharmaceutical manufacturing markets, which we believe have significant needs for new products that drive results, productivity improvements and new research goals. Since 2005, our strategy has been organized around five objectives:

- Strengthen our leadership position with biotechnology manufacturing customers by expanding our bioprocess product offerings;
- Establish Millipore as a strategic supplier in bioscience research markets by increasing our laboratory productivity platforms and market reach;
- Lead our industry in product quality and manufacturing effectiveness;
- Attract, retain and develop talented and motivated employees; and
- Double the value of the company between 2005 and 2009.

Our Bioscience Division's strategy is to capitalize on its global infrastructure and core capabilities in filtration, reagents, and assay development to provide differentiated offerings in fast growing market segments. The division pursues targeted, market-specific strategies in laboratory water, drug discovery, and life science research. The division leverages three expert sales organizations to execute the multiple-segment strategy under one premium brand.

The Bioprocess Division's strategy is to leverage its leading position and broad portfolio of products to offer its biopharmaceutical customers integrated solutions that improve their productivity. By enabling companies to move from a product-centric approach to an integrated approach, the division can uniquely help customers increase their speed, lower their costs, minimize their risk, and increase their quality. The division's global sales organization is focused on selling products, services, and applications expertise that provide its customers with a comprehensive approach to optimize their biopharmaceutical manufacturing process.

2007 HIGHLIGHTS

We provide a wide range of products and services to a range of customers across a range of geographies. The breadth of our business portfolio allows us to target growth on a number of dimensions, rather than relying on any single business, market, or economy.

In 2007, we completed the integration of Serologicals Corporation ("Serologicals") into our business. The proportion of our Bioscience revenue to total revenue increased in 2007 as a result of including a full year of Serologicals revenue, which had a greater percentage of its revenue derived from the life science research market. Since our Bioprocess revenues tend to fluctuate with the timing of our customers' major drug campaigns and finished goods inventory levels, a higher mix of Bioscience revenues helps offset the effect of these fluctuations.

We also re-branded the company and launched a new website and e-business platform in 2007. Our Bioprocess Division strengthened its core product portfolio and increased the number of new product launches from 8 products in 2006 to 15 products in 2007. These new products included new chromatography media with the highest capacity and flow rate now on the market and a new range of disposable mixers that combine technologies from companies we previously acquired. Our Bioscience Division also launched a new laboratory water product (Milli-Q Advantage™), which was one of our most successful product launches in terms of first-year sales and customer orders.

The following table sets forth revenues derived from the Bioprocess and Bioscience divisions as a percentage of our total revenue.

	Year ended December 31,		
	2007	2006	2005
Bioprocess	57%	60%	61%
Bioscience	43%	40%	39%
Total	100%	100%	100%

The composition of our geographic revenues is as follows:

	Year ended December 31,		
	2007	2006	2005
Americas	42%	45%	43%
Europe	41%	39%	40%
Asia/Pacific	17%	16%	17%
Total	100%	100%	100%

The performance of our broader business portfolio, the underlying growth of our business in Europe and Asia, and the execution of our strategy resulted in 2007 revenue growth.

	Bioprocess			Bioscience			Consolidated		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Reported growth	17%	25%	16%	29%	30%	7%	22%	27%	12%
Less: Foreign currency translation	5%	0%	0%	5%	0%	0%	5%	0%	0%
Acquisitions	7%	17%	4%	16%	20%	0%	11%	18%	2%
Organic growth	5%	8%	12%	8%	10%	7%	6%	9%	10%

Consolidated revenue of $1,531.6 million for 2007 increased $276.2 million, or 22 percent, compared to 2006. The 2007 revenue increase included a 5 percent favorable effect of changes in foreign currency translation rates and an 11 percent favorable effect of business acquisitions. Adjusting for these items, our consolidated revenues for 2007 grew 6 percent. Changes in product pricing had an insignificant effect on the year-over-year comparison. The revenue growth came primarily from the strength in the life sciences research market and our downstream bioprocessing products.

After adjusting for the effect of acquisitions and foreign currency translation, Bioscience Division revenue grew 8 percent in 2007 compared to 2006. The primary drivers of this growth were higher sales of laboratory water products attributable to new product launches and our expansion into rapidly growing markets, such as China and India. Additionally, our drug discovery products that we acquired from Serologicals were among the Bioscience Division's fastest growing products in 2007. The successful execution of our sales and marketing initiatives and the increased productivity in 2007 of our combined sales organization following the Serologicals acquisition were also key factors causing this revenue growth. The growth in the Asian markets reflected the amount of research and development activities that are occurring in the region. We expect Bioscience Division revenue growth to continue through our focus on marketing and re-branding programs, a new e-commerce sales channel, broadening distributor relationships, and new products.

After adjusting for the effect of acquisitions and foreign currency translation, Bioprocess Division revenue grew 5 percent in 2007 compared to 2006. The lower year-over-year growth rate was the result of lower purchases of our products from a limited number of our largest biotechnology customers in the U.S. We believe these customers have re-evaluated market demand for their products and are reducing inventory levels to lower costs and improve working capital. These customers have also been restructuring operations, including closing manufacturing facilities, reducing manufacturing campaigns, and delaying expansion plans, which also contributed to lower sales of our products. We expect this trend to continue into 2008 and to improve later in the year as these customers' drug inventory levels and spending patterns become more normal. Despite the lower demand from these customers, we believe that the overall biotechnology industry remains healthy. Increasing levels of investment by private equity and large pharmaceutical companies, expected growth in commercially available antibodies, anticipated 2008 approvals of new biologic drugs and new indications of existing biologic drugs, new biologic manufacturing facilities, and expected overall biotechnology market growth are all trends that we anticipate will result in higher sales of our products in the long run.

Our 2007 operating income increased compared to 2006 from $144.3 million to $216.7 million. This was the result of higher sales volume, a more profitable business mix, productivity improvements associated with our supply chain initiatives, achievement of Serologicals related integration cost synergies, and the favorable effect of foreign currency translation. These factors resulted in an increase of our 2007 operating profit margin to 14 percent from 11 percent in 2006.

Diluted earnings per share ("EPS") of $2.48 in 2007 increased $0.69 compared to 2006. In addition to the higher operating income, the reversal of reserves related to uncertain tax positions upon the completion of tax examinations and statute of limitations closures contributed to the higher EPS. Higher interest expense associated with a full year inclusion of Serologicals financing costs somewhat offset these increases.

We generated $222.2 million of operating cash flows in 2007, which was a 51 percent increase over 2006. During 2007, we repaid $205.6 million of our debt. Our focus on operating cash flow generation will continue in 2008, which we expect to use primarily for debt reduction.

Results of Operations

REVENUES

Net sales and percent sales growth by division, as compared with the prior years, is summarized in the table below:

	Year ended December 31,			Percent sales growth	
Net sales by division ($ in millions):	2007	2006	2005	2007	2006
Bioprocess	$ 878.5	$ 749.8	$601.4	17%	25%
Bioscience	653.1	505.6	389.6	29%	30%
Total	$1,531.6	$1,255.4	$991.0	22%	27%

Net sales and percent sales growth by geography, as compared with the prior years, is summarized in the table below:

	Year ended December 31,			Percent sales growth	
Net sales by geography ($ in millions):	2007	2006	2005	2007	2006
Americas	$ 647.7	$ 564.8	$419.6	15%	35%
Europe	623.0	491.0	399.6	27%	23%
Asia/Pacific	260.9	199.6	171.8	31%	16%
Total	$1,531.6	$1,255.4	$991.0	22%	27%

Bioprocess Division

2007 versus 2006

Bioprocess revenue of $878.5 million for 2007 increased $128.7 million, or 17 percent, compared to 2006. The 2007 revenue increase included a 5 percent favorable effect of foreign currency translation and a 7 percent favorable effect of business acquisitions. Adjusting for these items, Bioprocess revenues for 2007 grew 5 percent. Our year-over-year revenue growth rate was adversely affected by reduction in purchases of our chromatography media and cell culture supplements products from a limited number of our key U.S. customers in the 2007 second half. Revenue growth in 2007 was primarily attributable to higher sales of our products used in downstream bioprocessing, particularly our filtration and systems hardware and components products. Sales of our systems hardware and components products grew in 2007 because of our customers' drug manufacturing campaigns occurring in Europe and Asia. Sales of our disposable systems and components products grew because more customers migrated to single-use, disposable technologies that eliminate the need for cleaning stainless steel and glass equipment. Biopharmaceutical manufacturers also seek flexible manufacturing components and solutions because they enable reduced time between manufacturing runs and they can be configured and validated to meet customized biological manufacturing needs. Sales of our process monitoring tools, which are used to test for biopharmaceutical contaminants, increased because of the overall health of the biopharmaceutical markets in Europe and Asia.

From a geographic perspective and excluding the favorable effects of foreign currency translation and acquired businesses, revenues in the Americas, Europe and Asia/Pacific decreased $20.2 million, increased $33.2 million, and increased $23.8 million, respectively, in 2007 compared to 2006. The Americas decrease was primarily attributable to the sales decline of our chromatography media and cell culture supplements products. The European and Asia/Pacific increases were primarily attributable to higher sales of our downstream processing systems hardware products. Our core process filtration products also had strong growth in Europe and Asia/Pacific regions, particularly in China and India, which was the result of our direct investment in sales and marketing and infrastructure for these markets.

2006 versus 2005

Bioprocess revenue of $749.8 million for 2006 increased $148.4 million, or 25 percent, compared to 2005. Revenue growth was primarily attributable to business acquisitions and higher sales volume as a result of the strong demand for our differentiated products. Changes in foreign currency rates and product pricing had insignificant effects on the year- over-year comparisons. Revenue contributed by acquired businesses in 2006 represented approximately $100.1 million, or 67 percent, of the year-over-year revenue increase. Excluding business acquisitions, Bioprocess Division revenue increased $48.2 million, or 8 percent. Revenue growth was primarily attributable to strong demand for our core filtration and chromatography media products in the biotechnology market as a result of continued increase in biopharmaceutical production, particularly for monoclonal antibodies. Our customers are making investments to increase manufacturing capacity for biopharmaceutical drugs and expanding biotechnology product offerings through acquisitions and internal development. Revenue growth was also positively affected by increased sales of our NovaSeptum products, which are used by biotechnology customers for disposable sampling. We acquired this product line early in the third quarter of 2005. This increased revenue level was an example of the effectiveness of our sales force at integrating acquired products into our existing distribution network.

From a geographic perspective and excluding the effects of acquired businesses, revenues in the Americas, Europe and Asia/Pacific increased $22.1 million, $19.2 million, and $7.0 million, respectively, in 2006 as compared to 2005. The Americas and European increases were primarily driven by sales of our downstream bioprocessing products, such as our core process filtration and chromatography media products. The majority of the remaining sales increase occurred in international growth markets, particularly in China and India. These increases were the result of our direct investment in sales and marketing and infrastructure for these markets. Weaker market conditions for our products in Japan somewhat offset the Asia/Pacific market revenue growth.

Bioscience Division

2007 versus 2006

Bioscience revenue of $653.1 million for 2007 increased $147.5 million, or 29 percent, compared to 2006. The 2007 revenue increase included a 5 percent favorable effect of foreign currency translation and a 16 percent favorable effect of business acquisitions. Adjusting for these items, Bioscience revenue for 2007 grew 8 percent. This year-over-year increase was primarily driven by the overall strength of the life sciences research market and increased levels of life sciences research and development in both universities and pharmaceutical and biotechnology companies, particularly in international markets. Revenue growth in 2007 was primarily attributable to strong demand for our laboratory water products and higher sales of our life sciences products, such as analytical sample preparation and molecular biology products. Our successful implementation of initiatives designed to align sales and product management goals, to prioritize key customer relationships, and to execute targeted sales and marketing campaigns has positioned us well with our research customers. Our drug discovery business also grew in the 2007 second half, particularly in sales of multiplex immunoassays, because of strong market demand for such products.

From a geographic perspective and excluding the favorable effects of foreign currency translation and the acquired businesses, revenues in the Americas, Europe, and Asia/Pacific increased $11.9 million, $9.3 million, and $19.3 million, respectively, in 2007 compared to 2006. The increases in the Americas and Europe were primarily attributable to higher sales of laboratory water and drug discovery products. The majority of the remaining sales increase occurred in international growth markets, particularly India and China. This reflected the increased levels of life sciences research and the return on our continued investment in sales and marketing infrastructure in growing Asia/Pacific markets.

2006 versus 2005

Bioscience revenue of $505.6 million for 2006 increased $116.0 million, or 30 percent, compared to 2005. Changes in foreign currency rates and product pricing had insignificant effects on the year-over-year comparisons. The Serologicals acquisition in 2006 represented approximately $78.1 million, or 67 percent, of the year-over-year revenue increase. Excluding the Serologicals acquisition, Bioscience Division revenue increased $37.9 million, or 10 percent. Revenue growth was primarily attributable to higher demand for our laboratory water and life science filtration products, higher sales in growing international markets, and the impact of new products launched late in 2005. This growth was driven by increased levels of life science research and development occurring in both universities and pharmaceutical companies, particularly in North America. The international market growth was also the result of higher sales of laboratory water products. Our customers are building and expanding their research laboratories in these markets and one of the first investments they make are in systems to produce purified water. Our successful implementation of initiatives designed to align sales and product management goals, to prioritize key customer relationships, and to launch targeted sales and marketing campaigns has positioned us well with these research customers, allowing us to serve them early in the drug development process.

From a geographic perspective and excluding the effects of Serologicals, revenues in the Americas, Europe and Asia/Pacific increased $13.3 million, $14.0 million, and $10.6 million, respectively, in 2006 as compared to 2005. These increases were primarily driven by sales of our laboratory water and life science products, and in the case of China and India, our sales and marketing and infrastructure investments in these growth markets.

GROSS PROFIT MARGIN

($ in millions):	Year ended December 31, 2007	2006	2005
Gross profit	$810.5	$629.8	$519.0
Percentage of sales	52.9%	50.2%	52.4%

2007 versus 2006

Gross profit increased $180.7 million, or 29 percent, in 2007 versus 2006. This was attributable to the increased sales volume, an improved business mix caused by a higher proportion of Bioscience revenues in 2007, productivity improvements and lower spending as a result of our supply chain initiatives, and lower amortization of business acquisition inventory fair value adjustments and lower acquisition integration costs related to the Serologicals acquisition. The higher sales volume was primarily caused by the full year inclusion of Serologicals in our 2007 operating results compared to 24 weeks in 2006. Significant factors affecting the increase in our gross profit margin were the favorable business mix, lower costs associated with our manufacturing consolidation strategy (primarily employee separation costs, facility closure costs and accelerated depreciation) amounting to $11.3 million in 2007 compared to $23.2 million in 2006, lower amortization of business acquisition inventory fair value adjustments of $11.1 million in 2007 compared to $24.9 million in 2006, and lower acquisition integration costs amounting to $2.7 million in 2007 compared to $4.5 million in 2006. Somewhat offsetting the gross profit margin increase was the effect that the stronger Euro had on translating the results of our significant manufacturing operations in Ireland and France into U.S. dollars. This caused the cost of those operations to represent a higher proportion of our total manufacturing costs in 2007. Amortization of acquired intangibles also lowered the gross profit margin, which amounted to $9.5 million in 2007 compared to $4.6 million in 2006. We expect 2008 full year amortization of acquired intangibles affecting gross profit to be approximately $9.8 million and we plan to continue with our supply chain initiatives in 2008, which will include the relocation of manufacturing operations and product lines.

2006 versus 2005

Gross profit increases in 2006 resulted from lower costs realized in connection with our ongoing manufacturing consolidation strategy and a business mix favoring our high margin Bioscience Division laboratory water products. However, the gross profit margin declined 2.2 percentage points as these increases were more than offset primarily by the amortization of business acquisition inventory fair value adjustments of $24.9 million, or 2.0 percentage points; amortization of intangible assets acquired of $4.6 million, or 0.4 percentage points; and acquisition integration costs of $4.5 million, or 0.4 percentage points. Costs associated with our manufacturing consolidation strategy (primarily employee separation costs, facility closure costs and accelerated depreciation) also lowered our gross margins in both 2006 and 2005. These costs amounted to $23.2 million in 2006 compared with $12.5 million in 2005. Stock-based compensation charges associated with the implementation of Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "*Share-Based Payment*" ("SFAS No. 123(R)") also had an unfavorable effect on the year-over-year comparisons. SFAS No. 123(R) costs lowered gross profit by $1.8 million in 2006.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

($ in millions):	Year ended December 31, 2007	2006	2005
Selling, general and administrative expenses	$486.7	$398.8	$309.0
Percentage of sales	31.8%	31.8%	31.2%

2007 versus 2006

Selling, general and administrative ("SG&A") expenses increased $87.9 million, or 22 percent, in 2007 compared to 2006. The SG&A expense increase was primarily attributable to the inclusion of Serologicals' SG&A expenses in our operating results for the full year in 2007 compared to 24 weeks in 2006, significantly higher amortization of intangible assets, the unfavorable translation effect of the weaker U.S. dollar, increased labor related costs attributable to our continued investment in our sales and marketing infrastructure, and increased stock-based compensation expense. The increase in our average headcount was a significant driver of our SG&A expense growth because employee-related expenses represents over 65 percent of our total SG&A costs. In 2007, our average employee headcount increased approximately 15 percent compared to 2006. Amortization expense related to acquired intangible assets increased $37.6 million to $48.9 million in 2007 compared to $11.3 million in 2006. We anticipate 2008 amortization expense affecting our SG&A expenses to increase $5.2 million. Serologicals integration costs were $10.2 million in 2007 compared to $9.7 million in 2006. The Serologicals integration was completed in 2007 and therefore, we do not expect to incur integration costs in 2008. Stock based compensation expense of $11.8 million increased $2.9 million, or 33 percent, compared to 2006 because of changes we made to our equity compensation plans in anticipation of the adoption of SFAS No. 123(R). We anticipate 2008 stock-based compensation expense to increase approximately $7.0 million to $8.0 million, of which $5.0 million to $6.0 million is expected to increase SG&A expense. In 2006, we incurred $2.1 million of expense related to an environmental liability and $8.7 million of expense relating to the curtailment of our retirement plan. These charges did not recur in 2007.

2006 versus 2005

SG&A expenses increased $89.8 million, or 29 percent, in 2006 compared to 2005. The primary drivers of the higher SG&A expenses were the inclusion of Serologicals' expenses amounting to $30.3 million, Serologicals integration costs, significantly higher amortization of intangible assets, and SFAS No. 123(R) costs. Serologicals integration costs were $9.7 million in 2006 and were primarily attributable to professional advisor fees, employee separations, and incremental travel. Amortization expense related to acquisitions increased $7.0 million in 2006 compared to 2005. SG&A also increased $2.1 million in 2006 for estimated costs related to an existing environmental liability and $8.7 million attributable to the curtailment of our retirement plan. Employee stock-based compensation expenses contributed $8.8 million to the year-over-year increase, as a result of adopting SFAS No. 123(R). Additional drivers for higher SG&A expenses were increased investments in international growth markets and increased headcount in both Bioprocess and Bioscience divisions to support our sales and marketing initiatives in 2006.

RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,		
($ in millions):	2007	2006	2005
Research and development expenses	$107.0	$86.6	$66.1
Percentage of sales	7.0%	6.9%	6.7%

2007 versus 2006

Research and development ("R&D") expenses increased $20.4 million, or 24 percent, in 2007 compared to 2006. Higher R&D expenses in 2007 were primarily attributable to the full year inclusion of Serologicals' R&D expenses in our operating results in 2007 compared to 24 weeks in 2006, increased labor related costs attributable to increased headcount, and increased spending on new product development.

2006 versus 2005

R&D expenses increased $20.6 million, or 31 percent, in 2006 compared to 2005. Higher R&D expenses in 2006 were primarily attributable to the inclusion of a half year of Serologicals expenses amounting to $9.8 million and related integration costs of $1.8 million. Employee stock-based compensation expense accounted for $1.6 million of the year-over-year increase, which was the result of adopting SFAS No. 123(R) as of January 1, 2006.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

In 2005, we wrote off $3.1 million of purchased in-process R&D costs in connection with our NovAseptic acquisition. This represented the fair value of two R&D projects that were still in development stage prior to reaching technological feasibility and were deemed to have no alternative future use. The estimated fair value of these projects was determined based on the use of a discounted cash flow model. For each project, the estimated after-tax cash flows were discounted to the present value using a discount rate of 18.0 percent.

INTEREST INCOME/EXPENSE

	Year ended December 31,		
($ in millions):	2007	2006	2005
Interest income	$ 1.5	$21.4	$3.5
Interest expense	$65.8	$45.3	$6.7
Average interest rate during the year	4.7%	4.3%	5.8%

2007 versus 2006

Interest income decreased $20.0 million, or 93 percent, in 2007 compared to 2006. This was the result of lower investment balances attributable to prior year sales of marketable securities. The proceeds of those sales were used, in part, to fund our Serologicals acquisition on July 14, 2006.

Interest expense increased $20.4 million, or 45 percent, in 2007 compared to 2006. This increase was attributable to a full year of interest in 2007 related to our $565.0 million 3.75 percent convertible senior notes and our €250.0 million 5.875 percent senior notes issued in June 2006 to fund the acquisition of Serologicals. The effect of higher average interest rates in 2007 were partially offset by a lower overall debt balance as we continued to repay our debt. Our revolving credit facility is comprised of floating rate borrowings based on LIBOR. Increases or decreases in these rates cause increases or decreases to our interest expense, respectively.

In August 2007, the Financial Accounting Standards Board (the "FASB") proposed FASB Staff Position ("FSP") APB 14-a, "*Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)*" (the "Proposed FSP"). The public comment period for the Proposed FSP ended in October 2007. The FASB has not issued any final standards to date. The Proposed FSP would require the proceeds from the issuance of such convertible debt instruments to be allocated between a liability component (issued at a discount) and an equity component. The resulting debt discount would be amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. If adopted, the Proposed FSP would change the accounting treatment for our $565.0 million of 3.75 percent convertible senior notes that were issued in June 2006. Such a change would impact the presentation of our consolidated financial statements and could result in an increase to our non-cash interest expense beginning in 2008 and for financial statements covering the 2006 and 2007 fiscal years. We cannot determine whether or not such accounting treatment will eventually be adopted by the FASB.

2006 versus 2005

Interest income increased $17.9 million in 2006 compared to 2005. We earned interest income as a result of investing the proceeds of borrowings under our revolver in December 2005 and under our 3.75 percent convertible senior notes and the 5.875 percent senior notes issued in June 2006 in connection with the acquisition of Serologicals until the consummation of the acquisition.

Interest expense increased $38.6 million in 2006 compared to 2005. The increases were primarily attributable to a full year of borrowings under our revolving credit facility as well as borrowings under the 3.75 percent convertible senior notes and the 5.875 percent senior notes issued in June 2006 in connection with the Serologicals acquisition. The Serologicals acquisition in July 2006 was financed with the borrowings under these debt instruments. Initial revolver borrowings occurred in December 2005 in connection with the repatriation of earnings under the American Jobs Creation Act. Commitment fees of $1.3 million associated with a bridge loan commitment we secured in connection with the Serologicals acquisition also contributed to the interest expense increase in 2006 compared to 2005.

PROVISION FOR INCOME TAXES

	Year ended December 31,		
	2007	2006	2005
Effective income tax rate	8.2%	17.8%	41.7%

2007 versus 2006

The effective income tax rates for 2007, 2006 and 2005 reflected the tax benefit associated with lower tax rates on international earnings, which we intend to indefinitely reinvest outside of the United States.

The decrease in the 2007 effective tax rate compared to 2006 was primarily attributable to the release of tax reserves amounting to $11.9 million and a pretax income mix favoring lower tax rate jurisdictions in 2007. Lower U.S. pretax profits as a result of reduced purchases from our large U.S. biotechnology customers and significantly higher expenses for interest and amortization were the primary causes of the mix shift. In addition, the shift in the mix of our pretax income was also the result of the continued shift of our production activities to Ireland in accordance with the manufacturing consolidation strategy. In 2008, we anticipate a higher effective income tax rate because of forecasted levels of taxable income in higher tax rate jurisdictions compared to our 2007 profit mix.

In the normal course of business, we are examined by various tax authorities, including the Internal Revenue Service ("IRS"). In 2006, the IRS completed the examination phase of years 2002 and 2003 and commenced an examination of years 2004 and 2005. In 2007, the IRS continued the examination phase of years 2004 and 2005. Although the 2004 and 2005 examinations were not settled at December 31, 2007, we believe appropriate provision was made for any potential unfavorable financial statement impact upon settlement of each of these years. Any reduction of these contingent liabilities or additional assessment would increase or decrease net income, respectively, in the period such determination is made.

2006 versus 2005

The significant decrease in the 2006 effective tax rate compared to 2005 was attributable to our 2005 repatriation of foreign earnings in accordance with the American Jobs Creation Act of 2004. The 2006 income tax provision was $30.6 lower, and the effective tax rate was 22.2 percentage points lower, than 2005 as a result of the repatriation. The 2006 effective tax rate was also lowered by significant Serologicals integration costs incurred in the United States in the second half of the year and costs surrounding the transfer of production activities from Puerto Rico, both of which caused a shift of pre-tax income to lower tax rate jurisdictions compared to 2005.

NET INCOME AND DILUTED EARNINGS PER SHARE

($ in millions, except share data):	Year ended December 31, 2007	2006	2005
Net income	$136.5	$97.0	$80.2
Diluted earnings per share	$ 2.48	$1.79	$1.55

2007 versus 2006

Net income increased $39.5 million, or 41 percent, in 2007 compared to 2006. The increase was primarily the result of higher 2007 operating income and the lower effective tax rate, somewhat offset by higher interest expense associated with the financing of the Serologicals acquisition.

Diluted earnings per share increased $0.69, or 39 percent, in 2007 compared to 2006. The increase was the result of the reasons discussed above.

2006 versus 2005

Net income increased $16.8 million, or 21 percent, in 2006 compared to 2005. The increase was primarily the result of lower effective tax rate, higher interest income, and higher 2006 operating income. Net income in 2006 was also adversely affected by higher interest expense associated with the financing of the Serologicals acquisition.

Diluted earnings per share increased $0.24, or 15 percent, in 2006 as compared to 2005. The increase was the result of the reasons discussed above.

Capital Resources and Liquidity

The following table shows information about our capitalization as of the dates indicated:

Total capitalization ($ in millions, except ratio amounts)	December 31, 2007	December 31, 2006
Cash and cash equivalents	$ 36	$ 77
Total debt	$1,265	$1,416
Total capitalization (debt plus equity)	$2,402	$2,365
Debt to total capitalization	52.7%	59.9%

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing, and financing activities. Our primary ongoing cash requirements will be to fund operations, capital expenditures, investments in businesses, product development, employee benefit plans, and debt service. Our primary sources of liquidity are internally generated cash flows and borrowings under our revolving credit facility. Significant factors affecting the management of our ongoing cash requirements are the adequacy of available bank lines of credit and our ability to attract long term capital with satisfactory terms. The sources of our liquidity are subject to all of the risks of our business and could be adversely affected by, among other factors, a decrease in demand for our products, our ability to integrate acquisitions, deterioration in certain financial ratios, and market changes in general.

Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt to capitalization levels as well as our current credit standing. Our credit ratings are reviewed regularly by major debt rating agencies such as Standard & Poor's and Moody's Investors Service. Our senior unsecured notes are rated BBB by Standard & Poor's and Ba2 by Moody's Investors Service and our revolving credit facility is rated BBB and Baa2 by Standard and Poor's and Moody's Investors Service, respectively. Our senior convertible notes are rated BB- by Standard & Poor's and have not been rated by Moody's Investors Service.

We believe our future operating cash flows will be sufficient to meet our future operating and investing cash needs. Furthermore, our ability to obtain equity financing, as well as availability of additional borrowings under our revolving credit facility, provide additional potential sources of liquidity should they be required.

In 2007, we reduced our cash balances reflecting our focus on debt repayment. We intend to continue to maintain our cash balances at a level that reflects the minimum operating needs of our subsidiaries in which we conduct our business. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences. However, these cash balances are generally available without legal restrictions to fund ordinary business operations. We have transferred, and will continue to transfer, cash from our subsidiaries to us and to other international subsidiaries when it is cost effective to do so.

CASH FLOWS

The following table summarizes our sources and uses of cash over the periods indicated:

($ in millions)	2007	2006	2005
Net cash provided by operating activities	$ 222.2	$ 147.3	$ 185.1
Net cash (used for) investing activities	(113.5)	(1,168.8)	(301.6)
Net cash (used for) provided by financing activities	(153.4)	557.1	515.5
(Decrease) increase in cash and cash equivalents	(41.3)	(459.6)	384.9

OPERATING CASH FLOWS

Cash provided by operating activities was $222.2 million for the year ended December 31, 2007 and was primarily attributable to our net income of $136.5 million and non-cash adjustments for depreciation and amortization expenses of $123.7 million, stock-based compensation expense of $16.0 million, and business acquisition inventory fair value adjustments of $11.1 million. Offsetting this were uses of operating cash flows attributable to deferred income tax benefits of $20.6 million and working capital of $46.5 million. Our deferred income tax benefits were the result of a decrease in our deferred tax liabilities associated with the amortization of acquired intangible assets from business acquisitions, which are not tax deductible, and higher net operating loss and tax credit carryforwards. The increase in our net working capital was primarily attributable to decreases in accrued expenses of $37.1 million resulting from the timing of accrued interest payments; employee separation payments and facility payments associated with the Serologicals acquisition; reductions of retirement plan contributions as a result of the change in our plans; and overall decreases in accrued general expenses. We also used operating cash flow to fund increased inventory levels amounting to $15.6 million attributable to increased safety stock levels required in connection with our manufacturing consolidation strategy and inventories associated with new products. In the 2007 second half, we managed cash collections and disbursements to maximize cash available for debt reduction.

The increased inventory balances discussed above caused the number of days supply in ending inventory to increase 20 days to 138 days at December 31, 2007 compared to 118 days at December 31, 2006. The number of days sales outstanding in ending accounts receivable remained the same at 67 days at December 31, 2007 compared with December 31, 2006, showing our continued focus on cash collections.

INVESTING CASH FLOWS

Cash used for investing activities was $113.5 million during 2007 compared with $1,168.8 million during 2006. The decrease was primarily attributable to our acquisition of Serologicals in 2006. During 2007, we paid $101.7 million for capital expenditures and $17.9 million for the settlement of a forward exchange contract used to hedge our exposure to foreign exchange risks associated with certain European borrowings. We also received $6.0 million for the sale of property, plant and equipment, primarily facilities we acquired from Serologicals. We expect our capital expenditures to be approximately $102.0 million for 2008.

FINANCING CASH FLOWS

Cash used in financing activities was $153.4 million during 2007 compared with cash provided by financing activities of $557.1 million during 2006. The decrease was primarily attributable to the debt we raised in 2006 for our July 14, 2006 acquisition of Serologicals. Repayments of debt in 2007 included repayment of our $100.0 million 7.5 percent ten-year unsecured notes and net revolver repayments of $105.6 million. Cash used in financing activities was partially offset by cash received from employees upon the exercise of stock options amounting to $49.9 million.

FINANCING COMMITMENTS

Short-term debt

Short-term debt at December 31, 2007 consisted of borrowings under our operating bank facilities. Short-term debt at December 31, 2006 consisted of our 7.5 percent ten-year unsecured notes in the aggregate amount of $100.0 million. These notes were due on April 1, 2007 and were paid off, including accrued interest of $3.8 million, with cash on hand and borrowings under our revolving credit facility.

Revolving credit facility

We entered into an agreement for a five-year unsecured revolving credit facility (the "Revolver") in December 2005. The acquisition of Serologicals on July 14, 2006 and the related financing required us to change certain terms of the Revolver agreement. Accordingly, we amended the agreement in June 2006 (some of which became effective on July 14, 2006) to:

- permit the consummation of the Serologicals acquisition and issuance and incurrence of certain additional indebtedness in connection with the acquisition;
- extend the maturity date to June 6, 2011;
- require interest rate and commitment fee adjustments based on specified credit ratings;
- require the pledge of substantially all our assets to secure our obligations under the Revolver if specified credit rating levels are reached; and
- adjust certain restrictions and financial covenants.

We further amended the Revolver agreement in July 2006 to increase the borrowing availability under the domestic facility from €430.0 million, or $627.3 million, to €465.0 million, or $678.3 million. In the second quarter of 2006, we recorded $2.8 million of deferred financing costs associated with amending the Revolver agreement.

We are required to pay an unused commitment fee ranging between 0.0675 percent and 0.60 percent annually based on the Revolver's debt rating.

We are required to maintain certain leverage and interest coverage ratios as set forth in the Revolver agreement. The agreement also includes limitations on our ability to incur additional indebtedness, to merge, consolidate, or sell assets, to create liens, to make payments in respect of capital stock or subordinated debt, as well as other customary covenants and representations. In general, the leverage ratio is calculated by dividing our total outstanding indebtedness at December 31, 2007 by our cumulative adjusted cash earnings for the twelve months ended at December 31, 2007. The interest coverage ratio is calculated by dividing our cumulative adjusted cash earnings for the twelve months ended at December 31, 2007 by our cumulative gross interest expense for the twelve months ended at December 31, 2007. The definitions of the factors used to calculate these leverage and interest coverage ratios are included in the Revolver agreement.

The following table summarizes the financial covenant requirements as of December 31, 2007 and thereafter and our compliance with these covenants as of December 31, 2007:

Covenant	Requirement	Actual at December 31, 2007
Maximum leverage ratio	3.50:1.0	3.37:1.0
Minimum interest coverage ratio	3.50:1.0	5.65:1.0

Our ability to continue to comply with these covenants will depend primarily on the success in growing our business and generating substantial operating cash flow. Future compliance with the covenants may be adversely affected by various economic, financial, and industry factors. Noncompliance with the covenants would constitute an event of default under the Revolver, allowing the lenders to accelerate repayment of any outstanding borrowings. In the event of any potential failure by us to continue to be in compliance with any covenants, we would seek to negotiate amendments to the applicable covenants or to obtain compliance waivers from our lenders.

As of December 31, 2007, we had borrowings outstanding under the Revolver of $331.6 million, which were classified as long-term debt because of our intent and ability to continuously refinance them. As of December 31, 2007, we had €237.7 million, or $346.8 million, available for borrowing under the Revolver.

3.75% convertible senior notes due 2026

In June 2006, we issued $565.0 million in aggregate principal amount of convertible senior notes (the "Convertible Notes") in a private placement offering. The Convertible Notes bear interest at 3.75 percent per annum, payable semi-annually in arrears on June 1 and December 1 of each year. Commencing with the six-month period beginning on December 1, 2011, if the average trading price of the Convertible Notes for the five consecutive trading days preceding such six-month periods equals 120 percent or more of the principal amount, contingent interest will accrue at the rate of 0.175 percent of the average trading price of the Convertible Notes. The Convertible Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Convertible Notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. The Convertible Notes will mature on June 1, 2026. We used the net proceeds from this offering to complete the acquisition of Serologicals on July 14, 2006. We recorded $13.4 million of deferred financing costs associated with this offering.

Holders of the Convertible Notes may convert their notes into cash and, if applicable, shares of our common stock prior to June 1, 2026 under certain conditions. The Convertible Notes may be converted if the closing sale price of our common stock for each of the 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120 percent of the conversion price in effect on the last trading day of the immediately preceding calendar quarter. The Convertible Notes may also be converted during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per $1,000 principal amount of the Convertible Notes was equal to or less than 97 percent of the average conversion value of the notes during this period. The Convertible Notes will also be convertible if we make certain distributions on our common stock or engage in certain transactions, if we call the Convertible Notes for redemption, and at any time from November 1, 2011 through December 1, 2011 and any time on or after June 1, 2024. Upon conversion, the Convertible Notes will be converted into cash for the principal amount and shares of our common stock for the conversion premium, if any, based on an initial conversion rate of 11.0485 shares per $1,000 principal amount (which represents an initial conversion price of approximately $90.51 per share), subject to adjustments.

On or after December 1, 2011, we have the option to redeem the Convertible Notes at a redemption price equal to 100 percent of the principal amount of the notes, plus accrued but unpaid interest. On each of December 1, 2011, June 1, 2016 and June 1, 2021, holders of the Convertible Notes have the option to require us to purchase all or a portion of their notes at a purchase price in cash equal to 100 percent of the principal amount of the notes, plus accrued but unpaid interest. Holders may also require us to repurchase all or a portion of their notes upon a fundamental change at a repurchase price in cash equal to 100 percent of the principal amount of the notes to be repurchased, plus accrued but unpaid interest.

Although we are not required to maintain any specified financial ratios under the Convertible Notes agreement, we will be considered in default if we fail to fulfill our conversion or redemption obligations, make required interest payments, provide notice to holders of the Convertible Notes in certain specified circumstances, or cure our default on any of our indebtedness or that of our subsidiaries in the aggregate principal amount of $50 million or more. If an event of default has occurred and is continuing, the principal amount of the Convertible Notes plus interest thereon may become immediately due and payable. We are currently in compliance with the covenant restrictions.

5.875% senior notes due 2016

In June 2006, we issued €250.0 million, or $364.7 million, in aggregate principal amount of 5.875 percent senior notes (the "Euro Notes") due 2016. Interest is payable semi-annually in arrears on June 30 and December 30 of each year. The Euro Notes were issued at 99.611 percent of the principal amount, which resulted in an original issue discount of €1.0 million, or $1.4 million. We recorded $3.3 million of deferred financing costs associated with the issuance of the Euro Notes. The Euro Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness.

Upon the occurrence of any change in control, holders of the Euro Notes may require us to repurchase all of their Euro Notes for a cash price equal to 101 percent of the principal amount, plus accrued and unpaid interest thereon. Before June 30, 2016, we may, at our option, redeem the Euro Notes, in whole or in part, for cash, at a redemption price equal to 100 percent of the principal amount of the Euro Notes we redeem, plus applicable "make-whole" premium. In addition, we may redeem, at our option, in whole but not in part, at a redemption price equal to 100 percent of the principal amount, plus accrued and unpaid interest, upon the occurrence of certain tax events in the United States.

The indenture for the Euro Notes places certain restrictions on our ability to create, incur, assume or suffer liens on our manufacturing plants and other principal facilities in the United States and ability to enter into certain sale lease-back transactions. We would also be considered in default if we fail to fulfill our redemption obligations, make required interest payments, provide notice to holders of the Euro Notes in certain specified circumstances, or cure our default on any of our indebtedness or that of our subsidiaries in the aggregate principal amount of $50 million or more. If an event of default has occurred and is continuing, the principal amounts of the Euro Notes plus any accrued interest thereon may become immediately due and payable. We are currently in compliance with the covenant restrictions.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our minimum future payments under our contractual obligations at December 31, 2007:

	Payment due				
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$1,838.8	$ 42.6	$ 85.2	$420.3	$1,290.7
Non-cancellable operating leases	104.5	21.0	38.8	24.0	20.7
Employee pension and postretirement medical plans	61.2	3.9	8.9	11.0	37.4
Non-cancellable purchase obligations	119.2	74.3	42.6	0.7	1.6
Total	$2,123.7	$141.8	$175.5	$456.0	$1,350.4

Long-term debt obligations include estimated interest payments on our 3.75 percent Convertible Notes and our 5.875 percent Euro Notes for the respective periods presented above. Outstanding borrowings of $335.0 million under our Revolver are included in the table above as payments due in 3-5 years because we intend to refinance the Revolver borrowings on a long-term basis and the maturity date of the Revolver will be June 6, 2011.

We maintain various defined benefit pension and postretirement plans for the benefit of our employees. At December 31, 2007, our U.S. pension plan and postretirement benefit plans were under-funded by $19.4 million and $8.7 million, respectively. At December 31, 2007, our foreign retirement plans were under-funded by $16.1 million. We anticipate funding for these plans will be approximately $11.9 million in 2008. Amounts included in the table above for employee pension and postretirement medical plans reflect projected benefit payments. Our future pension expense and pension liabilities will be affected by fluctuations in future discount rates as well as the fair market value of assets used to fund these plans.

Our purchase obligations include obligations related to the future purchase of goods and services, capital lease obligations, and other long term liabilities reflected on our balance sheet.

The above table does not reflect unrecognized tax benefits of $20.2 million, the timing of which is uncertain. We cannot make reasonably reliable estimates of the period of cash settlement with tax authorities.

Critical Accounting Estimates

Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 2 to the consolidated financial statements describes the significant accounting policies used in the preparation of our consolidated financial statements. Management believes the most complex and sensitive judgments, because of their significance to the consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management's estimates.

Revenue Recognition. Revenue from the sale of products is recognized when we meet all of the criteria specified in Securities Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), *"Revenue Recognition in Financial Statements."* These criteria include:

- evidence of an arrangement is in place;
- related prices are fixed or determinable;
- delivery or performance has occurred; and
- collection of the resulting receivable is reasonably assured.

Customer purchase orders or sales agreements evidence our sales arrangements. These purchase orders and sales agreements specify both selling prices and quantities, which are the basis for recording sales revenue. Trade terms for the majority of our sales contracts indicate that title and risk of loss pass from us to our customer when we ship products from our facilities, which is when revenue is recognized. Revenue is deferred until our products arrive at customers' facilities in situations where trade terms indicate that title and risk of loss pass from us to the customers upon their receipt of our products. We perform ongoing credit evaluations of our customers and ship products only to customers that satisfy our credit evaluation. We also maintain allowances for doubtful accounts for estimated losses resulting from our customers' inability to make required payments.

Standard consumable and hardware products account for over 90 percent of our total consolidated revenues and are typically sold with standard terms and conditions. Revenues for these products are generally recognized upon shipment or delivery to the customers. In instances where we sell filtration systems products with a related installation obligation, we generally recognize revenue related to the filtration systems when title passes and recognize revenue related to the installation when installation is complete. The allocation of revenue between the filtration system and the installation is based on relative fair value at the time of sale.

In limited cases, our customers may require site acceptance testing for certain customized products built to customers' specifications. Revenues on these products are deferred upon shipment and are recognized when site acceptance testing is completed.

Revenue from service arrangements is recognized when the services are provided. For laboratory water systems, installation and maintenance service revenues are recognized when the site service visit is completed. For validation testing services provided to customers, revenue is recognized when the contracted study is completed and accepted by the customer. For sample analysis services provided to customers, revenue is recognized as each sample analysis is completed. For assay development and assay validation services provided to customers, revenue is recognized on a proportional performance model as contractually defined deliverables are provided to the customer.

Revenue for fixed price contracts associated with our large, custom process equipment business is recognized under the percentage of completion method ("POC"). Approximately 1 percent of our revenue was derived from POC sales in 2007. Revenue is recognized based on the ratio of hours expended compared with the total estimated hours to complete the construction of the process equipment. The cumulative impact of any revisions in estimates of the percent completed is reflected in the period in which the changes become known. In the event that assumptions used in calculating POC during the construction of the process equipment are later revised, total revenue and expenses estimated for contracts upon completion could differ from the latter estimate. If it is estimated that the project will result in a loss when completed, the entire loss is recognized at that point. Actual results related to POC estimates have been materially the same as the assumptions used at the beginning of each contract. In addition, should a POC contract be cancelled while in progress, we would generally be able to recover expenses incurred with progress payments previously received during the design and construction period. Typically, such progress payments can range between 20 percent and 60 percent of the total contract sales value. Historically, we have experienced few cancellations.

We recognize license and royalty revenue when the amounts are determinable and we have fulfilled our obligations under the applicable agreement. This generally occurs when cash payments are received or licensed sales are reported to us.

Inventory Valuation. Our product life cycle is generally a minimum of 5 years and may be in excess of 20 years. Therefore, we generally rely upon recent historic usage, expiration dates, and estimated future demand in estimating the realizable value of our inventory. Finished goods and components that are determined to be obsolete are written-off when such determination is made. In certain cases, such as for newly introduced products and overstocked products, estimated future demand is considered in establishing inventory write-downs. Raw material and work-in-process inventories are also reviewed for obsolescence and alternative or future use based on reviewing manufacturing plans, estimated future demand and market conditions. In situations where it is determined that work-in-process inventories cannot be converted into finished goods, the inventories are written down to net realizable value. Inventory at December 31, 2007 reflected cumulative net realizable value write-downs of $37.0 million. Should it be determined that write-downs are insufficient, we would be required to record additional inventory write-downs, which would have a negative impact on gross profit margin. Once recorded, inventory valuation provisions are not subsequently reversed unless the related inventory items are subsequently sold.

Valuation of Long-lived Assets. Valuation of certain long-lived assets including property, plant and equipment, intangible assets, and goodwill requires significant judgment. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in our acquisitions is assigned to intangible assets and goodwill. Assigning value to intangible assets requires that we use significant judgment in determining (i) the fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible assets will be amortized. We utilize commonly accepted valuation techniques, such as the income approach and the cost approach, as appropriate, in establishing the fair value of long-lived assets. Typically, key assumptions include projected revenue and expense levels used in establishing the fair value of business acquisitions as well as discount rates based on an analysis of our weighted average cost of capital, adjusted for specific risks associated with the assets. Changes in the initial assumptions could lead to changes in amortization expense recorded in our future financial statements.

For intangible assets and property, plant and equipment, we assess the carrying value of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include but are not limited to the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant negative industry or economic trends; or
- significant changes or developments in strategy or operations which affect our intellectual or tangible properties.

Should we determine that the carrying value of long-lived assets and intangible assets may not be recoverable, we will measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model. Significant judgments are required to estimate future cash flows, including the selection of appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for these assets.

We perform annual reviews in our second quarter for impairment of goodwill or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill may be considered to be impaired if we determine that the carrying value of the reporting unit, including goodwill, exceeds the reporting unit's fair value. Assessing the impairment of goodwill requires us to make assumptions and judgments regarding the fair value of the net assets of our reporting units. We estimate the fair value of our reporting units using a combination of valuation techniques, including discounted cash flows and cash earnings multiples, and compare the values to our estimated overall market capitalization.

Stock-based Compensation. On January 1, 2006, we adopted SFAS No. 123(R), which required us to recognize share-based payments to employees and directors as compensation expense using a fair value-based method in the results of operations. Prior to the adoption of SFAS No. 123(R) and as permitted by SFAS No. 123, "*Accounting for Stock-Based Compensation,*" we accounted for share-based payments to employees using the intrinsic value method pursuant to Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees*," and related interpretations. Therefore, no stock-based employee compensation expense had been recorded in connection with the issuance of employee and director stock options as all options granted under these plans were fixed awards and had an exercise price equal to the market value of our common stock at the time of the grant. Stock-based employee compensation expense relating to separation agreements for certain executive officers and the vesting of restricted stock awards and restricted stock units granted at no cost to the employees was reflected in net income. We used the modified prospective method when we adopted SFAS No.123(R) and, accordingly, did not restate the results of operations for the prior periods. In the year ended December 31, 2007, compensation expense of $16.0 million was recognized for all awards granted on or after January 1, 2006 as well as for the unvested portion of awards granted before January 1, 2006.

Stock-based compensation expense is estimated as of the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period. We estimate the fair value of our stock options using the Black-Scholes option-pricing model and the fair value of our restricted stock awards and restricted stock units based on the quoted market price of our common stock at the time of grant. We recognize the associated compensation expense on a straight-line basis over the vesting periods of the awards, net of estimated forfeitures. Forfeiture rates are estimated based on historical pre-vesting forfeiture history and are updated on a quarterly basis to reflect actual forfeitures of unvested awards and other known events.

Estimating the fair value for stock options requires judgment, including estimating stock-price volatility, expected term, expected dividends and risk-free interest rates. The expected volatility rates are estimated based on historical volatilities of our common stock over a period of time that approximates the expected term of the options. The expected term represents the average time that options are expected to be outstanding and is estimated based on the historical exercise, post-vesting cancellation and expiration patterns of our stock options. Expected dividends are estimated based on our dividend history as well as our current projections. The risk-free interest rate for periods approximating the expected terms of the options is based on the U.S. Treasury yield curve in effect at the time of grant. These assumptions are updated at least on an annual basis or when there is a significant change in circumstances that could affect these assumptions.

Income Taxes. We recognize income taxes when transactions are recorded in our consolidated statement of operations, with deferred taxes provided for items that are recognized in different periods for financial statement and tax reporting purposes. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2007, we had valuation allowances of $1,530 related to federal research credits, $22,223 related to state tax credits and net operating loss carryforwards, $2,587 related to capital loss carryforward, and $4,413 related to foreign net operating loss carryforwards.

We are a worldwide business. We are subject to tax audits on a regular basis. Because significant judgment is required in determining our worldwide provision for income taxes, we periodically assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. We believe our tax reserves are necessary to appropriately reflect tax obligations that may arise out of current and future audits. Any reduction of these contingent liabilities or additional assessment would increase or decrease income, respectively, in the period such determination is made.

In the normal course of business, we are examined by various tax authorities, including the IRS. In 2007, the IRS continued the examination phase of years 2004 and 2005. Although the examinations were not settled at December 31, 2007, we believe an appropriate provision was made for any potential unfavorable financial statement impact.

We provide for U.S. income taxes on the earnings of foreign subsidiaries unless they are considered indefinitely invested outside the U.S. The earnings of our Ireland, United Kingdom and Sweden subsidiaries were considered indefinitely invested outside the U.S. These elections were made based on our operating plans and foreign debt service requirements.

Employee Retirement Plans. In the U.S., we sponsor a pension plan and a postretirement medical plan covering substantially all employees who meet certain eligibility requirements. For both plans, we determine several key assumptions that are used in calculating the expense and liability of the plans, typically on an annual basis.

For the pension plan, these key assumptions include the discount rate and expected return on plan assets. In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits under the pension plan. This included considering the trusts' asset allocations and the expected returns likely to be earned over the life of this plan. The assumed discount rate is intended to approximate the actual rate at which benefits could effectively be settled. We used the Citigroup Pension Discount Curve as the benchmark rate for estimating our discount rate for 2007 pension expense. In addition, we update, as needed, other assumptions used in determining the expense and liabilities of the plan, such as withdrawal and mortality assumptions based on the average age grouping of our plan participants and updated mortality tables published by the Society of Actuaries. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the amount of pension expense recorded by us in future years. During 2007, we recognized our pension expense using a discount rate of 5.75 percent and an expected return on plan assets of 8.0 percent related to our U.S. pension plan. The most sensitive assumptions used in calculating the expense and liability of our U.S. pension plan were the discount rates and the expected rate of return on plan assets. Although they were the most sensitive assumptions, a 0.5 percentage point change in either assumption would be immaterial to our results of operations and financial position.

For the postretirement medical plan, significant assumptions included the discount rate, the future medical cost escalation rate, withdrawal rates and mortality rates. The actuarial assumptions used by us may differ materially from future actual results because of changing conditions in the growth of medical expenses or longer or shorter life spans of the participants. These differences may have a significant effect on the amount of postretirement medical expense recorded by us. During 2007, we recognized our expense using a discount rate of 5.75 percent and an expected medical cost escalation rate that declines gradually from 9.0 percent in 2007 to 5.0 percent in 2013. Although these are the most sensitive assumptions, a 0.5 percentage point change in either assumption would be immaterial to our results of operations and financial position.

In certain foreign subsidiaries, we also sponsor pension plans for our employees. Accounting and reporting for these plans requires the use of country specific assumptions for discount rates, expected returns on assets, and rates of compensation increases. We apply a consistent methodology, year over year, in determining the key assumptions. Our discount rates are based on high quality bond indices for durations that approximate the average remaining service periods of our plan participants in each country. We select expected long-term rates of return on assets based on the average rate of earnings expected on funds invested or to be invested to provide for the benefits under these plans. Although the most sensitive assumptions used in calculating the expense and liability of our foreign pension plans are the discount rate and the expected rate of return on plan assets, a 0.5 percentage point change in either assumption would be immaterial to our results of operations and financial position.

In the 2006 fourth quarter, our Board of Directors approved an amendment to the Retirement Plan for Employees of Millipore Corporation (the "Retirement Plan") and the Employees' Participation and Savings Plan (the "Participation Plan"). The effect of the amendment was to freeze the Retirement Plan effective December 31, 2006, after which no benefits will accrue. We provided eligible participants a one-time final opportunity in early 2007 to transfer balances in their Participation Plan accounts to the Retirement Plan for the purpose of purchasing an annuity under the existing terms of the Retirement Plan. We recognized a curtailment loss of $8.7 million in the 2006 fourth quarter as a result of this amendment.

We used an assumption that 17.1 percent of available balances in the Participation Plan as of December 31, 2006 would be transferred into the Retirement Plan for purposes of determining the curtailment loss associated with the amendment. The 17.1 percent assumption was selected based on a review of our actual transfer experience for the 2002-2005 period. Actual transfer experience was analyzed to determine the percentage by age grouping of available Participation Plan balances that were transferred to the Retirement plan. These percentages were then applied to projected balances by age grouping as of December 31, 2006 to determine the estimated balances that would be transferred by age grouping. Upon completion of the transfer of Participation Plan balances as of July 1, 2007, the actual transfers represented 35.1 percent of the final Participation Plan asset balance as of that time. The 35.1 percent actual transfer experience had no impact on 2007 expense because the actuarial loss attributable to the actual transfer percent exceeding the 17.1 percent transfer rate assumption will be amortized over the average remaining service period of plan participants beginning in 2008. The balances disclosed at December 31, 2007 for benefit obligations and plan assets reflect the impact of the actual transfers from the Participation Plan.

Market Risk

We are exposed to market risks, which include changes in foreign currency exchange rates, interest rate risk, and credit risk. We manage these market risks through our normal financing and operating activities and, when appropriate, through the use of derivative financial instruments.

Foreign Currency Exchange Rate Risk

We are exposed to foreign currency exchange rate risk inherent in sales, net income, and assets and liabilities denominated in currencies other than the U.S. dollar. The potential change in foreign currency exchange rates represents a substantial risk to us because approximately 63 percent of our business was conducted outside of the United States for the year ended December 31, 2007, generally in foreign currencies. Our primary risk management strategy is to use forward exchange contracts to hedge certain foreign currency transaction exposures. The intent of this strategy is to offset gains and losses that occur on the underlying booked exposures with gains and losses resulting from the forward exchange contracts that hedge these exposures. Principal hedged currencies include the Euro, Japanese Yen, and Great Britain Pound. Gains and losses resulting from changes in the value of the derivative are recognized currently in earnings or reported in accumulated other comprehensive income, a separate component of shareholders' equity. This depends on the use of the derivative and whether it has been designated and qualifies as an effective hedge.

As of December 31, 2007, we had open forward exchange contracts designated as cash flow hedges of forecasted intercompany sales with total U.S. dollar equivalent notional amounts of approximately $55.2 million. These forward exchange contracts are generally short-term in nature and mature through February 2009. Based on our analysis, a hypothetical adverse foreign exchange rate movement of 10 percent against our forward exchange contracts would have resulted in a net loss in fair value of these contracts of approximately $6.0 million at December 31, 2007. All such losses on these forward exchange contracts would be substantially offset by gains on the underlying transactions that were hedged.

In addition, we also hold forward exchange contracts to mitigate the impact of foreign exchange risk related to certain foreign currency denominated receivable and payable balances. Changes in fair value of these forward exchange contracts are recorded through current earnings because these instruments do not qualify for hedge accounting. As of December 31, 2007, the U.S. dollar equivalent notional amounts of the forward exchange contracts related to foreign currency denominated receivable and payable balances totaled $243.1 million. The periods of these forward exchange contracts typically span less than three months. The fair value of these forward exchange contracts was a net loss of $0.4 million at December 31, 2007.

During 2007, we entered into forward exchange contracts to hedge the foreign exchange risk related to foreign currency denominated debt. The initial forward exchange contracts matured in October 2007, resulting in a realized loss of $17.9 million. At the same time, we entered into additional forward exchange contracts, which were outstanding at December 31, 2007 and mature in April 2008. At December 31, 2007, these forward exchange contracts had an aggregate U.S. dollar equivalent notional amount of $291.9 million and an aggregate U.S. dollar equivalent fair value of a net loss of $5.7 million. The net realized and unrealized losses on these forward exchange contracts were substantially offset by gains on the underlying transactions, which resulted in a net gain of $0.9 million in 2007.

Our risk management policy allows for hedging our net investments in foreign subsidiaries, using both derivative and non-derivative instruments. In June 2006, we issued €250.0 million of Euro-denominated senior notes which gives rise to foreign exchange risk when the debt is remeasured into U.S. dollars at the end of each period. The remeasurement gains and losses are recorded in other comprehensive income because we designated this debt as an economic hedge of our net investments in European subsidiaries. Upon maturity, however, we could be exposed to significant exchange rate risk because we will be required to repay the debt at the then current market exchange rates, which could be higher than the rates at which we borrowed the debt in June 2006. As of December 31, 2007, we have recorded a cumulative loss of $50.9 million in accumulated other comprehensive income attributable to the change in value of the U.S. dollar versus the Euro since the issuance of the notes. A further 10 percent strengthening or weakening of the Euro against the U.S. dollar will cause this cumulative loss to increase or decrease by $36.5 million.

We do not enter into derivatives for trading or other speculative purposes, nor do we use leveraged financial instruments.

Interest Rate Risk

We are exposed to changes in interest rates in the normal course of our business operations as a result of our ongoing investing and financing activities, which affect our debt as well as cash and cash equivalents. As of December 31, 2007, our debt portfolio was comprised of a combination of fixed and floating rate borrowings. Our exposure to interest rate risk primarily relates to our revolving credit facilities, under which the interest rates on our borrowings float with LIBOR rates. The fair market value of our long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of our convertible notes is affected by our stock price. The total estimated fair value of our fixed rate debt at December 31, 2007 was $951.0 million. Fair values were determined from available market prices using current interest rates and terms to maturity. If interest rates were to increase or decrease by 1 percent, the fair value of our long-term debt would decrease or increase by approximately $33.8 million.

We assess our interest rate risks on a regular basis and do not currently use financial instruments to mitigate these risks.

Credit Risk

We are exposed to concentrations of credit risk in cash and cash equivalents, trade receivables, and forward exchange contracts. Cash and cash equivalents are placed with major financial institutions with high quality credit ratings. The amount placed with any one institution is limited by policy. Trade receivables credit risk exposure is limited because of our large number of established customers and their dispersion across different geographies. No single customer accounted for 10 percent or more of our consolidated trade receivables as of December 31, 2007.

We are exposed to credit risk on our hedging instruments in the event of nonperformance by counterparties. However, we do not anticipate nonperformance by any of these counterparties because our hedging activities are transacted only with financial institutions with high credit ratings.

Related Party Agreements

Rolf A. Classon, a Director of Millipore since December 2005, retired as Chairman and President of Bayer Healthcare LLC in July 2004. He is currently a member of the Supervisory Board of Bayer Healthcare AG. During 2007, Bayer AG (including Bayer Healthcare LLC), purchased a total of $17.7 million of products from Millipore. The relationship between Millipore and Bayer predates Mr. Classon's election as a Director.

Dividends

We did not declare any cash dividends in 2007 or 2006. We do not currently have plans to make future cash dividend declarations or payments.

Legal Proceedings

We currently are not a party to any material legal proceeding.

Following our decision to consolidate the results of our 40 percent owned Indian Joint-Venture (the "India JV") in January 2006, we learned as a result of our internal controls procedures that certain payment and commission practices at the India JV raise issues of compliance with the U.S. Foreign Corrupt Practices Act. Promptly upon learning of this, our Audit and Finance Committee engaged outside counsel and commenced an investigation. We have implemented certain corrective actions. We have notified the Securities and Exchange Commission and the Department of Justice of this matter. The operations and financial results of the India JV are not currently, and have not to date been, material to us.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurement"* ("SFAS No. 157"). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. In November 2007, the FASB deferred the effective date of SFAS No. 157 for certain nonfinancial and nonrecurring assets and liabilities. Other than the partial deferral, SFAS No. 157 is effective for us as of the beginning of fiscal 2008. SFAS No. 157 does not have a material impact on our financial assets and liabilities. We are currently evaluating the impact of SFAS No. 157 on our nonfinancial assets and liabilities within the scope of SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158, *"Employers Accounting for Defined Benefit Pension and Other Retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)"* ("SFAS No. 158"). Under this standard, we are required to recognize the overfunded or underfunded status of our defined benefit postretirement plan as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We were required to initially recognize the funded status of our defined benefit postretirement plans and to provide the required disclosures as of the end of 2006. The requirement to measure plan assets and benefit obligations as of year end in the statement of financial position will be effective for us in 2008. We adopted the funded status provisions of SFAS No. 158 effective December 31, 2006, but have not adopted the measurement date provision. Our adoption of the measurement date provisions of SFAS No. 158 in 2008 is not expected to have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Liabilities, Including an amendment of FASB Statement No. 115"* ("SFAS No. 159"). SFAS No. 159 permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for us as of the beginning of fiscal year 2008. We do not anticipate the adoption of SFAS No. 159 to have a material impact on our financial position or results of operations.

In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 07-3, *"Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities"* ("EITF 07-3"). EITF 07-3 requires companies that are involved in research and development activities to defer nonrefundable advance payments for future research and development activities and to recognize those payments as goods and services are delivered. We will be required to assess on an ongoing basis whether or not the goods or services will be delivered and to expense the nonrefundable advance payments immediately if we determine that the delivery of such goods or services is unlikely. EITF 07-3 is effective for new arrangements entered into subsequent to the beginning of our fiscal year 2008. Adoption of EITF 07-3 will not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *"Business Combinations"* ("SFAS No. 141(R)"), which replaces SFAS No. 141, *"Business Combinations."* SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method. However, SFAS No. 141(R) changes the method of applying the acquisition method in a number of significant aspects: acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) would also follow the provisions of SFAS No. 141(R). Early adoption of the provisions of No. SFAS 141(R) is not permitted. We are currently evaluating the effects that SFAS No. 141(R) may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51*" ("SFAS No. 160"). This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain consolidation procedures for consistency with the requirements of SFAS No. 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We are currently evaluating this new statement and anticipate that the statement will not have a significant impact on our results of operations.

In December 2007, the EITF reached consensus on Issue No. 07-1, "*Accounting for Collaborative Arrangements*" ("EITF 07-1"). EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. EITF 07-1 requires that transactions with third parties (i.e., revenue generated and costs incurred by the partners) should be reported in the appropriate line item in each company's financial statement pursuant to the guidance in EITF Issue No. 99-19, "*Reporting Revenue Gross as a Principal versus Net as an Agent.*" EITF 07-1 also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, amount and income statement classification of collaboration transactions between the parties, and amounts due from or owed to other participants under the collaborative arrangements. We are currently evaluating the effects that EITF 07-1 may have on our consolidated financial statements.

Forward-Looking Statements

The matters discussed in this Form 10-K Annual Report, as well as in future oral and written statements by our management, that are forward-looking statements are based on our current management expectations. These expectations involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Potential risks and uncertainties that could affect our future operating results include, without limitation, the risk factors and uncertainties set forth in Item 1A and elsewhere in this Form 10-K Annual Report.

ITEM 7A. **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.**

The information called for by this item is set forth under the heading "Market Risk" in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in Item 7 above which information is hereby incorporated by reference.

ITEM 8. **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.**

Index to Consolidated Financial Statements

Management's Annual Report on Internal Control over Financial Reporting	58
Report of Independent Registered Public Accounting Firm	59
Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005	60
Consolidated Balance Sheets at December 31, 2007 and 2006	61
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005	62
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005	63
Notes to Consolidated Financial Statements	64
Quarterly Results (Unaudited)	98

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of Millipore Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index, present fairly, in all material respects, the financial position of Millipore Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control over Financial Reporting" appearing under Item 8. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2, 11, 12 and 13 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation and the manner in which it accounts for defined benefit pension and other post retirement plans in 2006, and the manner in which it accounts for income tax contingencies in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 28, 2008

Consolidated Statements of Operations

(In thousands, except per share data)	Year ended December 31, 2007	2006	2005
Net sales	$1,531,555	$1,255,371	$991,031
Cost of sales	721,092	625,608	472,023
Gross profit	810,463	629,763	519,008
Selling, general and administrative expenses	486,737	398,842	309,029
Research and development expenses	106,999	86,617	66,052
Purchased in-process research and development	–	–	3,149
Operating profit	216,727	144,304	140,778
Interest income	1,453	21,415	3,466
Interest expense	(65,757)	(45,336)	(6,711)
Income before income taxes and minority interest	152,423	120,383	137,533
Provision for income taxes	12,424	21,462	57,365
Minority interest	3,527	1,937	–
Net income	$ 136,472	$ 96,984	$ 80,168
Earnings per share:			
Basic	$ 2.52	$ 1.82	$ 1.57
Diluted	$ 2.48	$ 1.79	$ 1.55
Weighted average shares outstanding:			
Basic	54,263	53,160	50,953
Diluted	55,028	54,245	51,659

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except per share data)	December 31, 2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 36,177	$ 77,481
Accounts receivable (less allowance for doubtful accounts of $3,613 and $3,700 at December 31, 2007 and 2006, respectively)	292,143	277,410
Inventories	277,355	256,666
Deferred income taxes	66,451	62,978
Assets held for sale	–	17,150
Other current assets	17,963	17,670
Total current assets	690,089	709,355
Property, plant and equipment, net	589,161	525,903
Deferred income taxes	21,973	8,366
Intangible assets, net	432,108	488,303
Goodwill	1,019,581	1,014,194
Other assets	24,345	25,370
Total assets	$2,777,257	$2,771,491
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt and notes payable	$ 5,240	$ 100,000
Accounts payable	96,915	90,843
Income taxes payable	11,248	15,539
Accrued expenses	164,996	191,265
Deferred income taxes	3,842	4,183
Total current liabilities	282,241	401,830
Deferred income taxes	9,384	16,121
Long-term debt	1,260,043	1,316,256
Other liabilities	82,778	83,793
Total liabilities	1,634,446	1,818,000
Minority interest	6,243	5,080
Commitments and contingencies (Note 15)		
Shareholders' equity:		
Common stock, par value $1.00 per share, 120,000 shares authorized; 54,772 shares issued and outstanding as of December 31, 2007; 53,524 shares issued and outstanding as of December 31, 2006	54,772	53,524
Additional paid-in capital	260,334	196,774
Retained earnings	842,558	706,686
Accumulated other comprehensive loss	(21,096)	(8,573)
Total shareholders' equity	1,136,568	948,411
Total liabilities, minority interest and shareholders' equity	$2,777,257	$2,771,491

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2007, 2006 and 2005

	Common Stock					Accumulated Other Comprehensive Income (Loss)					
(In thousands)	Shares	Par Value	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Unrealized Gain (Loss) on Securities	Gain (Loss) on Cash Flow Hedges	Translation Adjustments	Unfunded Pension Liabilities	Total	Total Shareholders' Equity
Balance at December 31, 2004	49,816	$49,816	$ 10,654	$529,534	$(4)	$203	$ –	$ 55,309	$(6,662)	$ 48,850	$ 638,850
Comprehensive income:											
Net income				80,168							80,168
Net unrealized losses on securities available for sale, net of tax of $111						(203)				(203)	(203)
Minimum pension liability adjustments, net of tax of $745									(1,304)	(1,304)	(1,304)
Translation adjustments, net of tax of $6,850								(47,267)		(47,267)	(47,267)
Total comprehensive income											31,394
Stock issued under stock plans	2,411	2,411	104,492		(386)						106,517
Amortization of unearned compensation					100						100
Stock-based compensation expense related to officer severance			5,505								5,505
Tax benefit from stock plan activities			9,197								9,197
Balance at December 31, 2005	52,227	52,227	129,848	609,702	(290)	–	–	8,042	(7,966)	76	791,563
Comprehensive income:											
Net income				96,984							96,984
Minimum pension liability adjustments, net of tax of $1,189									(1,238)	(1,238)	(1,238)
Translation adjustments, net of tax of $5,087								(4,774)		(4,774)	(4,774)
Total comprehensive income											90,972
SFAS No. 158 adoption adjustment, net of tax of $707									(2,637)	(2,637)	(2,637)
Stock issued under stock plans	1,297	1,297	54,921								56,218
Reclassification upon adoption of SFAS No. 123R			(290)		290						–
Stock-based compensation expense			12,295								12,295
Balance at December 31, 2006	53,524	53,524	196,774	706,686	–	–	–	3,268	(11,841)	(8,573)	948,411
Comprehensive income:											
Net income				136,472							136,472
Net realized loss on cash flow hedges, net of tax of $49							(73)			(73)	(73)
Net unrealized loss on cash flow hedges, net of tax of $254							(340)			(340)	(340)
Change in additional pension liability, net of tax of $1,065									3,753	3,753	3,753
Translation adjustments, net of tax of $0								(15,863)		(15,863)	(15,863)
Total comprehensive income											123,949
Stock issued under stock plans	1,248	1,248	47,600								48,848
FIN 48 adoption adjustment				(600)							(600)
Stock-based compensation expense			15,960								15,960
Balance at December 31, 2007	54,772	$54,772	$260,334	$842,558	$ –	$ –	$(413)	$(12,595)	$(8,088)	$(21,096)	$1,136,568

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	2007	2006	2005
	Year ended December 31,		
Cash flows from operating activities:			
Net income	$ 136,472	$ 96,984	$ 80,168
Minority interest	3,527	1,937	–
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	123,747	72,277	50,657
Business acquisition inventory fair value adjustments	11,121	24,871	2,172
Amortization of deferred debt issuance costs	3,791	2,097	699
Deferred income tax (benefit) provision	(20,555)	(14,238)	11,231
Excess tax benefit from stock plan activities	–	–	9,197
Stock-based compensation	15,960	12,295	5,605
Curtailment loss on pension	–	8,664	–
Other	(7,504)	2,025	3,149
Changes in operating assets and liabilities, net of effects of business acquisitions:			
Decrease (increase) in accounts receivable	3,196	(31,653)	(18,534)
(Increase) in inventories	(15,553)	(4,984)	(17,933)
Decrease (increase) in other current assets	8,577	1,633	(5,964)
(Increase) in other assets	(1,786)	(309)	(2,167)
Increase in accounts payable	2,176	6,950	8,640
(Decrease) increase in accrued expenses	(37,120)	(9,534)	33,407
(Decrease) increase in income taxes payable	(7,779)	(26,431)	30,320
Increase (decrease) in other liabilities	3,900	4,752	(5,574)
Net cash provided by operating activities	222,170	147,336	185,073
Cash flows from investing activities:			
Additions to property, plant and equipment	(101,662)	(110,346)	(86,429)
Proceeds from sale of property, plant and equipment	6,049	3,939	–
Acquisition of businesses, net of cash acquired	–	(1,176,368)	(101,298)
Purchases of marketable securities	–	(1,481,205)	(130,703)
Proceeds from sale of marketable securities	–	1,595,152	16,864
Settlement of derivative transactions	(17,926)	–	–
Net cash (used in) investing activities	(113,539)	(1,168,828)	(301,566)
Cash flows from financing activities:			
Proceeds from issuance of common stock under stock plans	49,897	56,218	106,517
Issuance of 3.75% convertible senior notes due 2026, net of debt issuance costs	–	551,639	–
Issuance of 5.875% senior notes due 2016, net of debt issuance costs	–	309,238	–
Repayment of Serologicals 4.75% convertible debentures	–	(277,313)	–
Repayments of 7.5% ten-year unsecured notes	(100,000)	–	–
(Repayments of) net proceeds from revolver borrowings	(105,610)	(79,285)	405,976
Other	2,272	(3,394)	2,973
Net cash (used in) provided by financing activities	(153,441)	557,103	515,466
Effect of foreign exchange rates on cash and cash equivalents	3,506	4,818	(14,065)
Net (decrease) increase in cash and cash equivalents	(41,304)	(459,571)	384,908
Cash and cash equivalents at beginning of year	77,481	537,052	152,144
Cash and cash equivalents at end of year	$ 36,177	$ 77,481	$ 537,052
Supplemental Disclosure of Cash Flow Information:			
Interest paid, net of amounts capitalized	$ 72,989	$ 30,412	$ 6,690
Income taxes paid, net of refunds	$ 37,361	$ 58,397	$ 12,759

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except per share data)

1. DESCRIPTION OF OPERATIONS

Millipore is a global leader in life science providing innovative products, services, and solutions so our customers can advance their research, development, and production. Our academic, biotechnology, and pharmaceutical customers use our products and services to increase their speed and to improve their consistency in laboratory applications and in biopharmaceutical manufacturing while saving costs.

Millipore is organized around two divisions. Our Bioscience division improves laboratory productivity and workflows by providing innovative products and technologies for life science research. Our Bioprocess division helps pharmaceutical and biotechnology companies develop their manufacturing processes, optimize their manufacturing productivity, and ensure the quality of drugs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Millipore Corporation and our subsidiaries. We consolidate entities that we control or own more than fifty percent of the voting shares and variable interest entities for which we are considered the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.

Translation of Foreign Currencies

Local currencies are the functional currencies of our subsidiaries outside of the United States. The financial statements of these subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, *"Foreign Currency Translation."* Assets and liabilities are translated at prevailing exchange rates on the balance sheet date, revenues and expenses are translated at average exchange rates during the period, and elements of shareholders' equity are translated at historical rates. The resulting translation adjustments are reported as a separate component of other comprehensive income in shareholders' equity. Exchange gains and losses on foreign currency transactions are included in selling, general and administrative expenses in the consolidated statements of operations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience, current conditions and various other assumptions that we believe are reasonable under the circumstances. Estimates and assumptions are reviewed on an on-going basis and the effects of revisions are reflected in the consolidated financial statements in the period in which they are determined to be necessary. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform to the 2007 presentation.

(In thousands, except per share data)

Cash Equivalents

Cash equivalents, consisting primarily of investments in money market mutual funds and commercial paper, are carried at cost plus accrued interest, which approximates fair market value. All cash equivalents are highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents in various financial institutions with high credit ratings and, by policy, limit the amount of credit exposure to any one financial institution.

Concentrations of credit risk with respect to accounts receivable is limited because of the large number of customers comprising our customer base and the dispersion of those customers across different geographies. No single customer accounted for 10 percent or more of the consolidated accounts receivable as of December 31, 2007 and 2006, respectively. We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain allowances for doubtful accounts for specifically identified estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The following table presents changes in our allowance for doubtful accounts:

	Year ended December 31,		
	2007	2006	2005
Balance at beginning of the year	$ 3,700	$ 2,851	$ 4,500
Provisions	1,361	820	(98)
Write-offs	(1,438)	(1,761)	(1,120)
Recoveries	(262)	(77)	(67)
Acquisitions	–	1,648	–
Foreign exchange	252	219	(364)
Balance at end of year	$ 3,613	$ 3,700	$ 2,851

Inventories

We value our inventories at the lower of market value or actual cost, determined on a first-in, first-out ("FIFO") basis. We generally rely upon recent usage history, expected future demand, and product expiration dates in estimating the realizable value of our inventories. Finished goods and components that are determined to be obsolete are written off when such determination is made. In certain cases, such as newly introduced products and overstocked products, expected future demand is considered in establishing inventory write-downs. Raw material and work-in-process inventories are also reviewed for obsolescence based on evaluating manufacturing plans, expected future demand, alternative use, and market conditions. In situations where we determine that work-in-process inventories cannot be converted into finished goods, the inventories are written down to net realizable value. Should we determine that current levels of write-downs are insufficient, we may record additional inventory write-downs, which would have a negative impact on gross profit. Inventory valuation provisions are not subsequently reversed after they are recorded unless the inventory items are sold.

Our products are made from a wide variety of raw materials that are generally available from alternate sources of supply. However, certain critical raw materials and supplies required for the production of certain principal products are available only from a single supplier as are some products that we distribute. Such raw materials and distributed products cannot be obtained from other sources without significant delay or at all. If such suppliers were to limit or terminate production or

(In thousands, except per share data)

otherwise fail to supply these materials for any reason, such failure could have a significant adverse impact on our results of operations. To mitigate such risks, we periodically purchase quantities of some of these critical raw materials in excess of current requirements in anticipation of future manufacturing needs. With sufficient lead time, we will also be able validate alternate suppliers for each of these critical raw materials.

Assets Held for Sale

In connection with the acquisition of Serologicals Corporation ("Serologicals") on July 14, 2006, we acquired certain idle facilities located in Lawrence, Kansas and Lake Placid, New York. The estimated net realizable value of these assets was $17,150, which we reported as assets held for sale in the current assets section of the consolidated balance sheets as of December 31, 2006 in accordance with SFAS No. 144, *"Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS No. 144")*. These assets were not used in our operations and were not being depreciated. We also ceased to use, and reported as an asset held for sale, an additional former Serologicals facility located in Toronto, Ontario in the 2007 first quarter.

During the 2007 third quarter, we sold the Lake Placid and Toronto facilities for $5,584 and recognized gains amounting to $400 in our consolidated statements of operations. Because we were not successful selling the Lawrence facility during the one year period following the Serologicals acquisition, we reclassified this facility from assets held for sale to property, plant and equipment at the lower of the facility's fair value or depreciated carrying value. The reclassification amounted to $13,180 and we simultaneously recorded depreciation expense in the amount of $870 in 2007, which represented the cumulative adjustment for depreciation expense from the date of acquisition to September 29, 2007. The reclassification and depreciation adjustments were made in accordance with SFAS No. 144 and represented a non-cash investing activity.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to expense and the costs of significant improvements that extend the life of underlying assets are capitalized. Assets are generally depreciated using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are eliminated and the related gains or losses are recorded in net income.

We capitalize internal use software development costs. These costs are included in property, plant and equipment and other equipment and are amortized on a straight-line basis over the estimated useful lives of the related software, which is generally three years. We also capitalize interest costs associated with the construction of certain capital assets. Amounts capitalized in 2007, 2006 and 2005 were $3,232, $3,686, and $3,861, respectively.

The estimated useful lives of our depreciable assets are as follows:

Leasehold improvements	Shorter of the life of the improvement or the initial term of the lease
Buildings and improvements	4 to 40 years
Production and other equipment	2 to 15 years

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price paid for business acquisitions over the fair value of net assets acquired. Intangible assets were primarily acquired through business acquisitions and consist almost entirely of patented and unpatented technology, trade names and trademarks, customer related intangibles, and licenses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. All other intangible assets are amortized over periods ranging from 1.5 to 20 years either on a straight-line basis or in proportion to the projected economic consumption of the intangible assets. Goodwill and indefinite life intangible assets are subject to annual impairment testing using the guidance and cri-

(In thousands, except per share data)

teria described in SFAS No. 142, *"Goodwill and Other Intangible Assets."* This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. We completed the annual impairment tests in 2007, 2006 and 2005 and concluded that our goodwill or indefinite life intangible assets were not impaired.

Other Long-Lived Assets

We evaluate the potential impairment of other long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying value exceeds the sum of undiscounted expected future cash flows of the grouping of assets to which the long-lived assets relate, the carrying value of the asset is written down to fair value.

Derivatives and Financial Instruments

Derivative financial instruments are used to mitigate foreign currency risks and are not used for trading or speculative purposes. We account for derivative financial instruments and hedging activities in accordance with SFAS No. 133 *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS No. 133"). All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recognized periodically either in earnings or in shareholders' equity as a component of other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income and subsequently reclassified to earnings to offset the impact of the hedged items when they occur. In the event it becomes probable that the forecasted transaction to which a cash flow hedge relates will not occur, the amount in other comprehensive income would be recognized in earnings immediately and generally the derivative would be terminated. Changes in the fair value of derivatives used as hedges of our net investments in foreign operations are reported in other comprehensive income. Changes in the fair value of derivatives not designated as hedges are recorded in selling, general and administrative expenses in the consolidated statements of operations. Cash flows from derivatives that are accounted for as hedges under SFAS No. 133 or as economic hedges where cash flows are similar to the hedged transactions are classified in the same line as the cash flows from the underlying hedged transactions. Cash flows associated with derivatives that are either not designated as hedges or the timing of the cash flows are not similar to the hedged transactions are classified as investing cash flows.

Stock-based Compensation

On January 1, 2006, we adopted SFAS No. 123 (Revised 2004), *"Share-Based Payment"* ("SFAS No. 123(R)"), which required us to recognize share-based payments to employees and directors as compensation expense using a fair value-based method in the consolidated statements of operations. Prior to the adoption of SFAS No. 123(R) and as permitted by SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS No. 123"), we accounted for share-based payments to employees using the intrinsic value method pursuant to Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Under APB Opinion No. 25, no stock-based employee compensation expense had been recorded in connection with the issuance of employee and director stock options as all options granted under these plans were fixed awards and had an exercise price equal to the market value of our common stock at the time of the grant. Stock-based employee compensation expense relating to separation agreements for certain executive officers and the vesting of restricted stock awards and restricted stock units granted at no cost to the employees was recorded in net income.

(In thousands, except per share data)

We elected to use the modified prospective method upon adoption of SFAS No. 123(R) and, accordingly, did not restate the results of operations for the prior periods. Under the modified prospective method, compensation expense is recognized for all awards granted on or after January 1, 2006 as well as for the unvested portion of awards granted before January 1, 2006.

Stock-based compensation expense is estimated as of the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period. We estimate the fair value of our stock options using the Black-Scholes option-pricing model and the fair value of our restricted stock awards and restricted stock units based on the quoted market price of our common stock. We recognize the associated compensation expense on a straight-line basis over the vesting periods of the awards, net of estimated forfeitures. Forfeiture rates are estimated based on historical pre-vesting forfeiture history and are updated on a quarterly basis to reflect actual forfeitures of unvested awards and other known events.

Estimating the fair value for stock options requires judgment, including estimating stock-price volatility, expected term, expected dividends and risk-free interest rates. The expected volatility rates are estimated based on historical volatilities of our common stock over a period of time that approximates the expected term of the options. The expected term represents the average time that options are expected to be outstanding and is estimated based on the historical exercise, post-vesting cancellation, and expiration patterns of our stock options. Expected dividends are estimated based on our dividend history as well as our current projections. The risk-free interest rate for periods approximating the expected terms of the options is based on the U.S. Treasury yield curve in effect at the time of grant. These assumptions are updated at least on an annual basis or when there is a significant change in circumstances that could affect these assumptions.

Employee Retirement Plans

We sponsor domestic and foreign defined benefit pension and postretirement benefit plans covering employees who meet certain eligibility requirements. Effective December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)"* ("SFAS No. 158"). Accordingly, we decreased our other assets by $145, increased our liability for pension benefits by $2,560, and increased our accumulated other comprehensive income by $2,705, based on the funded status of our plans at December 31, 2006. Under SFAS No. 158, we are required to recognize the overfunded or underfunded status of our defined benefit pension and postretirement benefit plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. We use a December 31 measurement date for all our defined benefit pension and postretirement benefit plans, except for one foreign plan that uses September 30. We will adopt the measurement date provision of SFAS No. 158 in 2008.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS No. 109"). The asset and liability approach under SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which those temporary differences are expected to be recovered or settled. With respect to the unremitted earnings of our foreign subsidiaries, deferred taxes are provided on amounts expected to be repatriated. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

(In thousands, except per share data)

We periodically assess our exposures related to our provisions for income taxes and accrue for contingencies that may result in potential tax obligations under the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,"* which we adopted as of January 1, 2007. As a result of the implementation of FIN 48, we recognized a $600 adjustment to retained earnings which increased the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007 and including the opening adjustment, we had $29,200 of unrecognized tax benefits, of which $21,300 would affect our effective tax rate if recognized. The remaining unrecognized benefits that would not affect our effective tax rate if recognized relate to the pre-acquisition periods of Serologicals. We recognize interest and penalties related to uncertain tax positions in income tax expense. At December 31, 2007, we had approximately $400 of accrued interest related to uncertain tax positions.

Earnings per Share

Basic earnings per share is calculated by dividing the net income for the period by the weighted average number of shares outstanding for the period. Diluted earnings per share is calculated by considering the dilutive impact of common stock equivalents (e.g., outstanding stock options, unvested restricted stock, unvested restricted stock units and convertible debt) under the treasury stock method as if they were converted into common stock as of the beginning of the period or as of the date of grant, if later.

Contingently issuable shares under convertible debt agreements will be included in the diluted earnings per share calculation when our stock price exceeds the conversion price.

Revenue Recognition

Revenue from the sale of products is recognized when we meet all of the criteria specified in U.S. Securities Exchange Commission (the "SEC") Staff Accounting Bulletin No. 104 ("SAB 104"), *"Revenue Recognition in Financial Statements."* These criteria include:

- evidence of an arrangement is in place;
- related prices are fixed or determinable;
- delivery or performance has occurred; and
- collection of the resulting receivable is reasonably assured.

Customer purchase orders or sales agreements evidence our sales arrangements. These purchase orders and sales agreements specify both selling prices and quantities, which are the basis for recording sales revenue. Any deviation from this policy requires management review and approval. Trade terms for the majority of our sales contracts indicate that title and risk of loss pass from us to the customer when we ship products from our facilities, which is when revenue is recognized. Revenue is deferred until our products arrive at customers' facilities in situations where trade terms indicate that title and risk of loss pass from us to the customers upon their receipt of the products. We perform ongoing credit evaluations of our customers and ship products only to customers that satisfy our credit evaluation. We also maintain allowances for doubtful accounts for estimated losses resulting from our customers' inability to make required payments.

Standard consumable and hardware products account for over 90 percent of our total consolidated revenues and are typically sold with standard terms and conditions. Revenues for these products are generally recognized upon shipment or delivery to the customers. In instances where installation is required for the sale of laboratory water filtration systems products, we generally recognize revenue related to the filtration systems when title passes and recognize revenue related to the installation when installation is complete. The allocation of revenue between the filtration system and the installation is

(In thousands, except per share data)

based on relative fair value at the time of sale. In limited cases, our customers may require site acceptance testing for certain customized products built to the customers' specifications. Revenues on these products are deferred upon shipment and are recognized when site acceptance testing is completed.

Revenue for certain fixed price contracts associated with our Bioprocess division equipment business is recognized under the percentage of completion method. Revenue is recognized based on the ratio of hours expended to the total estimated hours to complete the construction of the equipment. The cumulative impact of any revisions in estimates of the percentage of completion is reflected in the period in which the changes become known. Losses are accrued when known.

Revenue from service arrangements is recognized when the services are provided.

We recognize license and royalty revenue when the amounts are determinable and we have fulfilled our obligations under the applicable agreement. This generally occurs when cash payments are received or licensed sales are reported to us.

Warranty Costs

We accrue for estimated warranty costs for products at the time of sale. Warranty liabilities are based on estimated future repair costs using historical statistical models and were not material as of December 31, 2007 and 2006.

Research and Development

Research and development costs are expensed as incurred. The fair value of acquired in-process research and development costs is expensed as of the acquisition date if the related projects have not reached technological feasibility and were determined to have no alternative future use.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurement"* ("SFAS No. 157"). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. In November 2007, the FASB deferred the effective date of SFAS No. 157 for certain nonfinancial and nonrecurring assets and liabilities. Other than the partial deferral, SFAS No. 157 is effective for us as of the beginning of 2008. SFAS No. 157 does not have a material impact on our financial assets and liabilities. We are currently evaluating the impact of SFAS No. 157 on our nonfinancial assets and liabilities within the scope of SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158, *"Employers Accounting for Defined Benefit Pension and Other Retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)"* ("SFAS No. 158"). Under this standard, we are required to recognize the overfunded or underfunded status of our defined benefit postretirement plan as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We were required to initially recognize the funded status of our defined benefit postretirement plans and to provide the required disclosures as of the end of 2006. The requirement to measure plan assets and benefit obligations as of year end in the statement of financial position will be effective for us in 2008. We adopted the funded status provisions of SFAS No. 158 effective December 31, 2006, but have not adopted the measurement date provision. Our adoption of the measurement date provisions of SFAS No. 158 in 2008 is not expected to have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Liabilities, Including an amendment of FASB Statement No. 115"* ("SFAS No. 159"). SFAS No. 159 permits entities to measure many finan-

(In thousands, except per share data)

cial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for us as of the beginning of 2008. We do not anticipate the adoption of SFAS No. 159 to have a material impact on our financial position or results of operations.

In June 2007, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 07-3, *"Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities"* ("EITF 07-3"). EITF 07-3 requires companies that are involved in research and development activities to defer nonrefundable advance payments for future research and development activities and to recognize those payments as goods and services are delivered. We will be required to assess on an ongoing basis whether or not the goods or services will be delivered and to expense the nonrefundable advance payments immediately if we determine that the delivery of such goods or services is unlikely. EITF 07-3 is effective for new arrangements entered into subsequent to the beginning of 2008. Adoption of EITF 07-3 will not have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *"Business Combinations"* ("SFAS No. 141(R)"), which replaces SFAS No. 141, *"Business Combinations."* SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method. However, SFAS No. 141(R) changes the method of applying the acquisition method in a number of significant aspects: acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) would also follow the provisions of SFAS No. 141(R). Early adoption of the provisions of SFAS No. 141(R) is not permitted. We are currently evaluating the effects that SFAS No. 141(R) may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51"* ("SFAS No. 160"). This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain consolidation procedures for consistency with the requirements of SFAS No. 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We are currently evaluating this new statement and anticipate that the statement will not have a significant impact on the reporting of our results of operations.

In December 2007, the EITF reached a consensus on Issue No. 07-1, *"Accounting for Collaborative Arrangements"* ("EITF 07-1"). EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. EITF 07-1 requires that transactions with third parties (i.e., revenue generated and costs incurred by the partners) should be reported in the appropriate line item in each company's financial statement pursuant to the guidance in EITF Issue No. 99-19, *"Reporting Revenue Gross as a Principal versus Net as an Agent."*

(In thousands, except per share data)

EITF 07-1 also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, amount and income statement classification of collaboration transactions between the parties, and amounts due from or owed to other participants under the collaborative arrangements. We are currently evaluating the effects that EITF 07-1 may have on our consolidated financial statements.

3. BUSINESS ACQUISITIONS

2006 Acquisitions

Serologicals Corporation

On July 14, 2006, we acquired Serologicals. This acquisition strengthened the market position of our Bioscience division by increasing its product portfolio into markets such as drug discovery products and services, nuclear function and stem cell research products. The acquisition also facilitated our entrance into the upstream bioprocessing market by gaining a cell culture supplements offering for our Bioprocess division. The total purchase price was $1,474,928 including debt assumed. The acquisition was financed with cash on hand and net proceeds from the issuance of the 3.75 percent senior convertible notes and the 5.875 percent senior notes.

The total Serologicals purchase price is shown below:

Cash paid for common stock	$1,079,280
Cash paid for stock options, restricted stock, and performance shares	32,191
Cash paid for Serologicals debt at closing	75,954
Direct acquisition costs	10,190
Total cash consideration	1,197,615
Conversion value of 4.75% Serologicals convertible debentures assumed	277,313
Total purchase price, including debt assumed	$1,474,928

The acquisition purchase price was allocated to net assets acquired and identifiable intangible assets based on their estimated fair values. These fair values were based on management's estimates and assumptions. The excess purchase price over those assigned values was recorded as goodwill. Goodwill and intangible assets recorded as a result of this acquisition are not deductible for tax purposes. In 2007, we finalized the purchase price allocation for this acquisition and recorded adjustments to increase goodwill by $188, decrease deferred tax liabilities by $811 and increase other liabilities by $999.

The final Serologicals purchase price was allocated as follows:

	Amount
Cash	$ 29,713
Accounts receivable	37,599
Inventories	107,613
Assets held for sale	17,150
Property, plant and equipment	73,683
Other assets	22,886
Identifiable intangible assets:	
Customer related intangibles (weighted average useful life of 18 years)	385,100
Patented and unpatented technology (weighted average useful life of 12 years)	49,680
Trademarks and trade names (weighted average useful life of 15 years)	18,600
Total identifiable intangible assets (weighted average useful life of 17 years)	453,380
Goodwill	915,691
4.75% convertible debentures assumed	(277,313)
Deferred tax liabilities	(113,369)
Other liabilities	(69,418)
Total cash consideration	$1,197,615

(In thousands, except per share data)

We paid $277,313 to the holders of the 4.75 percent Serologicals convertible debentures when these holders converted their notes in August 2006.

At the time of acquisition, we committed to a preliminary plan of integration of certain Serologicals activities, which included closure of facilities, the abandonment or redeployment of equipment, and employee terminations. As of July 14, 2006, we recorded severance and relocation cost liabilities amounting to $6,675 and facility closure cost liabilities amounting to $5,877 with corresponding adjustments to goodwill in accordance with EITF Issue No. 95-3, *"Recognition of Liabilities in Connection with a Purchase Business Combination"* ("EITF 95-3"). The following table is a summary of these liabilities:

	Severance and Relocation Costs	Other Facility Exit Costs	Total
Balance at July 14, 2006	$ 6,675	$ 5,877	$12,552
Payments	(238)	–	(238)
Revision of previously recorded costs	(250)	(651)	(901)
Balance at December 31, 2006	6,187	5,226	11,413
Provisions	905	69	974
Payments	(5,401)	(1,840)	(7,241)
Other	66	181	247
Balance at December 31, 2007	$ 1,757	$ 3,636	$ 5,393

Amounts accrued for severance and relocation cost will be paid in 2008. Accruals for facility exit costs are expected to be paid over the remaining lease term for certain idle facilities.

The results of Serologicals' operations have been included in the consolidated statements of operations since the acquisition date. The following unaudited pro forma financial information presents the combined results of operations of Millipore and Serologicals as if the acquisition had occurred as of the beginning of the periods presented below. The combined results of operations have been adjusted to reflect the amortization of purchased intangible assets and inventory fair value adjustments, additional financing expenses, and other direct costs incurred by Serologicals in connection with the acquisition. The unaudited pro forma financial information is not intended to represent, or be indicative of, our consolidated results of operations that would have been reported had the acquisition been completed as of the dates presented and should not be taken as representative of our future consolidated results of operations.

	December 31,	
	2006	2005
Net sales	$1,385,735	$1,264,888
Net income	$ 56,199	$ 11,867
Basic earnings per share	$ 1.06	$ 0.23
Diluted earnings per share	$ 1.04	$ 0.23

Newport Bio Systems, Inc.

On April 27, 2006, we acquired Newport Bio Systems, Inc. ("Newport"), a provider of disposable process containers used in biopharmaceutical production. The acquisition broadened the scope of the process equipment product offerings of our Bioprocess division. The total purchase price was $8,602.

(In thousands, except per share data)

The purchase price was allocated to the net assets acquired, identifiable intangible assets, and goodwill based on their estimated fair values at the time of acquisition, as follows:

	Amount
Current assets	$ 1,746
Property, plant and equipment	218
Identifiable intangible assets:	
Customer related intangibles (weighted average useful life of 19 years)	2,500
Patented and unpatented technology (weighted average useful life of 4 years)	300
Trademarks and trade names (weighted average useful life of 6 years)	200
Total identifiable intangible assets (weighted average useful life of 13 years)	3,000
Goodwill	6,212
Current liabilities	(1,431)
Deferred tax liability	(1,143)
Total purchase price	$ 8,602

The results of the acquired operations have been included in the consolidated statements of operations since the acquisition date. The excess purchase price allocated to intangible assets and goodwill is not deductible for income tax purposes. Pro forma results of operations have not been presented because such information is not material to our consolidated financial statements.

2005 Acquisitions

During the third quarter of 2005, we acquired NovAseptic A.B. ("NovAseptic") and MicroSafe B.V. ("MicroSafe") for $96,296 and $9,088, respectively. NovAseptic provided innovative solutions for aseptic processing applications in biotechnology and pharmaceutical manufacturing operations while MicroSafe developed assays and provided testing services that help biotechnology and pharmaceutical customers monitor quality and compliance in the drug manufacturing process. The purchase prices for the NovAseptic and MicroSafe acquisitions were allocated to the net assets acquired, identifiable intangible assets, and goodwill based on their estimated fair values at the time of acquisition. In the second quarter of 2006, we finalized the purchase price allocation for these acquisitions and recorded adjustments to reduce goodwill and deferred tax liabilities by $1,634. The excess purchase price allocated to intangible assets and goodwill is not deductible for income tax purposes. The amount allocated to the in-process research and development costs of $3,149 was written off at the date of acquisition because these costs had no alternative future uses and the underlying projects had not reached technological feasibility. Pro forma results of operations have not been presented because such information is not material to our consolidated financial statements.

4. GOODWILL

The following table presents changes in the carrying amounts of goodwill:

	2007	2006
Balance at beginning of year	$1,014,194	$ 82,718
Additions for current year acquisitions	–	921,715
Adjustments for prior year acquisitions	188	(1,634)
Effect of foreign exchange rate changes	5,199	11,395
Balance at end of year	$1,019,581	$1,014,194

(In thousands, except per share data)

5. INTANGIBLE ASSETS

Identifiable intangible assets consisted of the following:

December 31, 2007	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets	Estimated Useful Life
Patented and unpatented technologies	$ 81,134	$ (30,407)	$ 50,727	5 – 20 years
Trademarks and trade names	42,534	(15,810)	26,724	5 – 20 years
Customer relationships	405,235	(52,886)	352,349	15 – 18 years
Licenses and other	8,159	(5,851)	2,308	5 – 10 years
Total	$537,062	$(104,954)	$432,108	

December 31, 2006	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets	Estimated Useful Life
Patented and unpatented technologies.	$ 80,461	$(20,719)	$ 59,742	5 – 20 years
Trademarks and trade names	42,292	(11,914)	30,378	5 – 20 years
Customer relationships	404,138	(7,798)	396,340	15 – 18 years
Licenses and other	6,363	(4,520)	1,843	5 – 10 years
Total	$533,254	$(44,951)	$488,303	

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $59,448, $16,453 and $4,333, respectively.

The estimated aggregate amortization expense for intangible assets owned as of December 31, 2007 for each of the five succeeding years and thereafter is as follows:

2008	$ 63,879
2009	56,657
2010	50,462
2011	45,297
2012	39,668
Thereafter	176,145
Total	$432,108

6. BASIC AND DILUTED EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,		
	2007	2006	2005
Numerator:			
Net income	$136,472	$96,984	$80,168
Denominator:			
Weighted average common shares outstanding for basic EPS	54,263	53,160	50,953
Dilutive effect of stock-based compensation awards	765	1,085	706
Weighted average common shares outstanding for diluted EPS	55,028	54,245	51,659
Earnings per share:			
Basic	$ 2.52	$ 1.82	$ 1.57
Diluted	$ 2.48	$ 1.79	$ 1.55

(In thousands, except per share data)

For the years ended December 31, 2007, 2006 and 2005, outstanding stock options and restricted stock units amounting to 497 shares, 290 shares and 41 shares, respectively, had exercise prices in excess of the average fair market value of our common stock for the related years and were excluded from the calculation of diluted earnings per share because of their antidilutive effect. Antidilutive options could become dilutive in the future. In addition, shares issuable for the conversion premium upon conversion of the 3.75 percent convertible senior notes were excluded from the calculation of diluted earnings per share as of December 31, 2007 and 2006 because our stock price had not exceeded the conversion price.

7. INVENTORIES

Inventories, stated at the lower of FIFO cost or market, consisted of the following:

	December 31,	
	2007	2006
Raw materials	$ 52,011	$ 50,085
Work in process	77,642	79,577
Finished goods	147,702	127,004
Total inventories	$277,355	$256,666

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31,	
	2007	2006
Land	$ 21,497	$ 20,673
Leasehold improvements	24,970	17,593
Buildings and improvements	339,793	310,654
Production and other equipment	407,530	356,688
Construction in progress	114,134	91,665
	907,924	797,273
Less: accumulated depreciation	(318,763)	(271,370)
Property, plant and equipment, net	$ 589,161	$ 525,903

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $64,299, $55,824 and $46,324, respectively.

We excluded accrued liabilities of $1,182, $9,139 and $0 as non-cash investing activity from the consolidated statements of cash flows in 2007, 2006, and 2005, respectively, related to property, plant and equipment that had not yet been paid as of those respective year ends.

9. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31,	
	2007	2006
Deferred revenue	$ 15,656	$ 11,586
Accrued compensation	85,247	88,238
Other	64,093	91,441
Total	$164,996	$191,265

(In thousands, except per share data)

10. DEBT

Short-term debt and notes payable

Short-term debt at December 31, 2007 consisted of borrowings under our operating bank facilities. Short-term debt at December 31, 2006 consisted of our 7.5 percent ten-year unsecured notes in the aggregate amount of $100,000. These notes were due on April 1, 2007 and were paid off, including accrued interest of $3,750, with cash on hand and borrowings under our revolving credit facility.

Long-term debt

Our long-term debt consisted of the following:

	December 31,	
	2007	2006
Revolving credit facility	$ 331,552	$ 422,442
3.75% convertible senior notes due 2026	565,000	565,000
5.875% senior notes due 2016, net of discount	363,491	328,814
Total long-term debt	$1,260,043	$1,316,256

In June 2006, we issued $895,033 of long-term debt. These proceeds and borrowings under our revolving credit facility were used primarily to fund the Serologicals acquisition.

REVOLVING CREDIT FACILITY

We entered into an agreement for a five-year unsecured revolving credit facility (the "Revolver") in December 2005. The Revolver agreement originally provided for a domestic revolving credit facility and a foreign credit facility each with a maximum borrowing of €430,000. The combined borrowings at any one time under both revolving credit facilities may not exceed €430,000 in the aggregate. The domestic revolving credit facility includes a €65,000 letter of credit subfacility and a €17,500 swing line subfacility. We may elect to increase the credit facilities by an amount not in excess of €130,000. We may prepay any outstanding borrowings in whole or in part without premium or penalty. As of December 31, 2007 and 2006, outstanding letters of credit were $1,881 and $1,808, respectively.

The acquisition of Serologicals on July 14, 2006 and the related financing required us to change certain terms of the Revolver agreement. Accordingly, we amended the agreement in June 2006 (some of which became effective on July 14, 2006) to:

- permit the consummation of the Serologicals acquisition and issuance and incurrence of certain additional indebtedness in connection with the acquisition;
- extend the maturity date to June 6, 2011;
- modify interest rate and commitment fee adjustments based on specified credit ratings;
- require the pledge of substantially all of our assets to secure our obligations under the Revolver if specified credit rating levels are reached; and
- adjust certain restrictions and financial covenants.

We again amended the Revolver agreement in July 2006 to increase the borrowing availability under the domestic facility from €430,000, or $627,279, to €465,000, or $678,337. We recorded $2,806 of deferred financing costs associated with amending the Revolver agreement and will amortize the costs over the term of the agreement, or five years.

(In thousands, except per share data)

We may choose an interest rate equal to either LIBOR plus an applicable margin as provided for in the new credit agreement or a base rate defined as the higher of the annual rate of the lead bank's prime rate or the federal funds rate plus 0.50 percentage points for borrowings under the new credit agreement. Interest is payable quarterly or, if earlier, at the end of an interest period. We are required to pay a commitment fee on unused commitments ranging between 0.0675 percent and 0.60 percent annually, based on the Revolver's debt rating. As of December 31, 2007, we had €237,721, or $346,785, available for borrowing on the Revolver.

We are required to maintain certain leverage and interest coverage ratios set forth in the Revolver agreement. As of December 31, 2007, we were compliant with all financial covenants specified in the amended Revolver agreement. The agreement also includes limitations on our ability to incur additional indebtedness; to merge, consolidate, or sell assets; to create liens; and to make payments in respect of capital stock or subordinated debt, as well as other customary covenants and representations.

The following table summarizes the financial covenant requirements as of December 31, 2007 and thereafter, and our compliance with these covenants as of December 31, 2007:

Covenant	Requirement	Actual at December 31, 2007
Maximum leverage ratio	3.50:1.0	3.37:1.0
Minimum interest coverage ratio	3.50:1.0	5.65:1.0

As of December 31, 2007, we borrowed €227,279, or $331,552, under the Revolver. The borrowings were classified as long-term debt because of our ability and intent to continuously refinance such borrowings. For the years ended December 31, 2007 and 2006, the weighted average interest rate for the Revolver was 4.8 percent and 3.3 percent, respectively.

3.75% CONVERTIBLE SENIOR NOTES DUE 2026

In June 2006, we issued $565,000 in aggregate principal amount of convertible senior notes (the "Convertible Notes") in a private placement offering. The Convertible Notes bear interest at 3.75 percent per annum, payable semi-annually in arrears on June 1 and December 1 of each year. Commencing with the six-month period beginning on December 1, 2011, we will accrue contingent interest on the Convertible Notes at the rate of 0.175 percent of the average trading price of the Convertible Notes ("the Contingent Interest feature"), if the average trading price of the Convertible Notes for the five consecutive trading days preceding such six-month periods equals 120 percent or more of the principal amount. The Convertible Notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Convertible Notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. The Convertible Notes will mature on June 1, 2026. We recorded $13,361 of deferred financing costs associated with the issuance of the Convertible Notes and will amortize the amount over 5.5 years.

Holders of the Convertible Notes may convert their notes into cash and, if applicable, shares of our common stock prior to June 1, 2026 under certain conditions. The Convertible Notes may be converted if the closing sale price of our common stock for each of the 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120 percent of the conversion price in effect on the last trading day of the immediately preceding calendar quarter. The Convertible Notes may also be converted during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per $1,000 principal amount of the Convertible Notes was equal to or less than 97 percent of the average conversion value of the notes during this period. The Convertible Notes will also be convertible if we make certain distributions on our common stock or

(In thousands, except per share data)

engage in certain transactions; if we call the Convertible Notes for redemption; and at any time from November 1, 2011 through December 1, 2011; and on or after June 1, 2024. Upon conversion, the Convertible Notes will be convertible into cash for the principal amount and shares of our common stock for the conversion premium, if any, based on an initial conversion rate of 11.0485 shares per $1,000 principal amount (which represents an initial conversion price of approximately $90.51 per share), subject to adjustments.

On or after December 1, 2011, we have the option to redeem the Convertible Notes at a redemption price equal to 100 percent of the principal amount of the notes, plus accrued but unpaid interest (the "Call Option"). On each of December 1, 2011, June 1, 2016 and June 1, 2021, holders of the Convertible Notes have the option to require us to purchase all or a portion of their notes at a purchase price in cash equal to 100 percent of the principal amount of the notes, plus accrued but unpaid interest (the "Put Option"). Holders may also require us to repurchase all or a portion of their notes upon a fundamental change at a repurchase price in cash equal to 100 percent of the principal amount of the notes to be repurchased, plus accrued but unpaid interest.

A holder that surrenders the Convertible Notes for conversion in connection with a "make-whole fundamental change" that occurs before December 1, 2011 may in certain circumstances be entitled to an increased conversion rate (the "Make-whole Payment"). However, in lieu of increasing the conversion rate applicable to those Convertible Notes, we may in certain circumstances elect to adjust the conversion rate and the related conversion obligation so that the Convertible Notes will be convertible into shares of the acquiring company's common stock, except that the principal return due upon conversion will continue to be payable in cash.

Although we are not required to maintain any specified financial ratios under the Convertible Notes agreement, we will be considered in default if we fail to fulfill our conversion or redemption obligations, make required interest payments, provide notice to holders of the Convertible Notes in certain specified circumstances, or cure our default on any indebtedness of ours or our subsidiaries in the aggregate principal amount of $50,000 or more. If an event of default has occurred and is continuing, the principal amount of the Convertible Notes plus interest thereon may become immediately due and payable. We are currently in compliance with the covenant restrictions.

As of December 31, 2007, the Convertible Notes had a fair market value of $608,166.

We evaluated the Convertible Notes agreement for potential embedded derivatives under SFAS No. 133, and related applicable accounting literature, including EITF Issue No. 00-19, "*Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*", and EITF Issue No. 05-4, "*The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 ("EITF Issue No. 05-4")*. The conversion feature, the Make-whole Payment, the Put Option of the holder, and our Call Option were determined to not meet the embedded derivative criteria as set forth by SFAS No. 133. Therefore, no fair value has been recorded for these items. The Contingent Interest feature and the conversion feature related to the trading price of the Convertible Notes represent embedded derivatives that require separate recognition of fair value apart from the Convertible Notes under SFAS No. 133. As a result, we are required to separate the value of these items from the Convertible Notes and record a liability on the consolidated balance sheet. As of December 31, 2007, both the Contingent Interest feature and the conversion feature had a nominal fair value. We evaluated the "Additional Interest" provision of the registration rights clause in accordance with EITF Issue No. 05-4 and concluded that the item should be evaluated separately as a liability. As we fulfilled our initial registration obligation on August 9, 2006 and have continued to maintain an effective registration statement, we have no liability in connection with this provision.

(In thousands, except per share data)

5.875% SENIOR NOTES DUE 2016

In June 2006, we issued €250,000, or $364,697, in aggregate principal amount of 5.875 percent senior notes (the "Euro Notes") due in 2016. Interest is payable semi-annually in arrears on June 30 and December 30 of each year. The Euro Notes were issued at 99.611 percent of the principal amount, which resulted in an original issue discount of €973, or $1,419. The Euro Notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. We recorded $3,321 of deferred financing costs associated with the issuance of the Euro Notes and will amortize the amount over 10 years.

If the acquisition of Serologicals did not occur, we would have been required to repurchase the Euro Notes on or before October 31, 2006 at a redemption price, payable in cash, equal to 101 percent of the principal amount, plus accrued and unpaid interest (the "Repurchase Obligation"). Upon the occurrence of any change in control, holders of the Euro Notes may require us to repurchase all of their Euro Notes for a cash price equal to 101 percent of the principal amount, plus accrued and unpaid interest thereon (the holder's "Put Option"). Before June 30, 2016, we may, at our option, redeem the Euro Notes, in whole or in part, for cash, at a redemption price equal to 100 percent of the principal amount of the Euro Notes we redeem, plus applicable "make-whole" premium ("call options"). In addition, we may redeem our option in whole, but not in part, at a redemption price equal to 100 percent of the principal amount, plus accrued and unpaid interest, upon the occurrence of certain tax events in the United States ("call options"). We evaluated the Euro Notes agreement for potential embedded derivatives under SFAS No. 133 and determined that our call options, the holders' Put Option, and our Repurchase Obligation do not meet the embedded derivative criteria as set forth by SFAS No. 133.

The indenture for the Euro Notes places certain restrictions on our ability to create, incur, assume or suffer liens on our manufacturing plants and other principal facilities in the United States and to enter into certain sale-leaseback transactions. We would also be considered in default if we fail to fulfill our redemption obligations, make required interest payments, provide notice to holders of the Euro Notes in certain specified circumstances, or cure our default on any of our indebtedness or that of our subsidiaries in the aggregate principal amount of $50,000 or more. If an event of default has occurred and is continuing, the principal amounts of the Euro Notes plus any accrued interest thereon may become immediately due and payable. We are currently in compliance with the covenant restrictions.

As of December 31, 2007, the Euro Notes had a fair market value of €235,000, or $342,815.

11. INCOME TAXES

Our provisions for income taxes are summarized as follows:

	Year ended December 31,		
	2007	2006	2005
U.S. and foreign (loss) income before income taxes:			
U.S.	$ (30,621)	$ (12,564)	$ 38,650
Foreign	183,044	132,947	98,883
Income before income taxes	$152,423	$120,383	$137,533
Domestic and foreign (benefit from) provision for income taxes:			
U.S. Federal	$ (22,735)	$ (8,405)	$ 33,591
Foreign	35,536	29,796	21,560
U.S. State	(377)	71	2,214
Total	$ 12,424	$ 21,462	$ 57,365
Current and deferred provision for (benefit from) income taxes:			
Current	$ 32,979	$ 35,700	$ 46,134
Deferred	(20,555)	(14,238)	11,231
Total	$ 12,424	$ 21,462	$ 57,365

(In thousands, except per share data)

Deferred income taxes represent the tax effects of transactions that are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balances and tax carryforwards. Pursuant to SFAS No. 109, current and non-current deferred income tax assets and liabilities within the same tax jurisdiction are generally offset for presentation in the consolidated balance sheets.

Significant components of our net deferred tax assets and liabilities are as follows:

	December 31,	
	2007	2006
Deferred tax assets:		
Inventory related transactions	$ 49,666	$ 41,516
Retirement plans and postretirement benefits	16,505	17,359
Tax credits	55,578	46,927
Net operating loss carryforwards	46,767	32,458
Capitalized research and development costs	14,076	17,708
Intangible assets and goodwill	46,735	47,630
Deferred state tax assets	30,097	26,781
Accrued expenses	16,502	27,585
Other	22,155	25,719
Total deferred tax assets	298,081	283,683
Valuation allowance	(30,753)	(29,146)
Total deferred tax assets, net of valuation allowance	267,328	254,537
Deferred tax liabilities:		
Purchased intangible assets	164,647	182,967
Other	27,483	20,530
Total deferred tax liabilities	192,130	203,497
Net deferred tax assets	$ 75,198	$ 51,040

At December 31, 2007, we had gross federal net operating loss carryforwards of approximately $172,333 that will begin to expire in 2025 through 2027. We also have foreign net operating loss carryforwards of approximately $46,578 that will begin to expire in 2009 through 2027 or can be carried forward indefinitely. When net operating losses are realized, tax benefits associated with tax deductions of $21,794 attributable to our stock plan activities will be recorded in additional paid in capital. We have general business credit carryforwards of approximately $12,097 that expire in the years 2008 through 2027. In addition, we have alternative minimum tax credit carryforwards of approximately $10,878, which can be carried forward indefinitely.

Valuation allowances were established for the expiration of federal and state research credits, state investment credit carryforwards, some foreign and state net operating loss carryforwards, and a capital loss carryforward. Although realization is not assured, we believe it is more likely than not that the remainder of deferred tax assets, net of valuation allowances, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

At December 31, 2007, we had valuation allowances of $1,530 related to federal research credits, $22,223 related to state tax credits and net operating loss carryforwards, $2,587 related to capital loss carryforward, and $4,413 related to foreign net operating loss carryforwards. During 2007, $596 of federal research credits expired and were written off against the valuation allowance. We also recorded additional valuation allowances of $1,005 and $1,198, respectively, for federal research credits and state tax credits projected to expire unused.

(In thousands, except per share data)

We provide for U.S. income taxes on the earnings of foreign subsidiaries unless they are considered indefinitely invested outside the U.S. The pre-tax income from Ireland, Sweden and United Kingdom are considered indefinitely reinvested overseas and we have not recorded deferred income taxes applicable to undistributed earnings of our subsidiaries in these countries.

The American Jobs Creation Act of 2004 (the "AJCA") provided a temporary incentive for U.S. companies to repatriate funds deemed to be permanently reinvested outside the U.S. at a reduced effective federal tax rate on qualified amounts. Under this provision of the AJCA, we repatriated approximately $500,000 and provided associated taxes of $30,634 in December 2005. As a result of this repatriation transaction, there were no cumulative earnings outside the United States upon which U.S. income taxes were not provided at December 31, 2005. These earnings amounted to $215,776 at December 31, 2007. If earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of $56,601 would have been required at December 31, 2007.

A summary of the differences between the worldwide effective tax rate and the United States statutory federal income tax rate is as follows:

	Year ended December 31,		
	2007	2006	2005
U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
Puerto Rico tax rate benefit	–	–	(3.2)
Ireland, Sweden and UK tax rate benefit	(20.8)	(16.1)	(10.8)
State income tax, net of federal income tax benefit	(0.2)	0.1	0.2
Export sales benefit	–	(0.5)	(0.7)
Change in valuation allowance	0.7	–	(2.5)
U.S. tax on repatriation of foreign earnings	–	–	22.2
Net decrease in tax reserves	(7.3)	–	–
Write-off of purchased in-process research and development	–	–	0.8
Other	0.8	(0.7)	0.7
Effective tax rate	8.2%	17.8%	41.7%

Tax exemptions relating to Ireland operations are effective through 2010. The special U.S. federal tax regime applicable to our Puerto Rico operations expired on December 31, 2005.

We are a worldwide business and are subject to tax audits on a regular basis. Significant judgment is required in determining our worldwide provision for income taxes and we periodically assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements.

We adopted the provisions of FIN 48 as of January 1, 2007. As a result of the implementation of FIN 48, we recognized a $600 adjustment to retained earnings, which increased the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007 and including the opening adjustment, we had $29,200 of unrecognized tax benefits, of which $21,300 would affect our effective tax rate if recognized. The remaining unrecognized benefits relate to the pre-acquisition

(In thousands, except per share data)

periods of Serologicals. We recognize interest and penalties related to uncertain tax positions in income tax expense. At December 31, 2007, we had approximately $400 of accrued interest related to uncertain tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 29,200
Additions based on tax positions related to current year	5,200
Settlements	(600)
Lapse of statute of limitations	(13,600)
Balance at December 31, 2007	$ 20,200

We file income tax returns in the United States and multiple foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as France, Ireland, Japan, Sweden, the United Kingdom, and the United States. In 2007, the IRS continued the examination phase of years 2004 and 2005. Although the examinations were not settled at December 31, 2007, we believe an appropriate provision was made for any potential unfavorable financial statement impact. The major taxing jurisdictions in which we operate and the tax years that remain subject to examination are as follows:

France	2005 – 2007
Ireland	2003 – 2007
Japan	2007
Sweden	1998 – 2007
United Kingdom	2003 – 2007
United States	2004 – 2007

During the year, we recorded $13,600 of previously unrecognized tax benefits as a result of the completion of tax examinations and statute of limitations closures. Of this amount, $11,900 was recorded as a reduction to our 2007 provision for income taxes and the remaining $1,700 was recorded as a reduction to goodwill related to our recent business acquisitions. At December 31, 2007, we had $20,200 of unrecognized tax benefits, of which $14,600 would affect our effective tax rate when they are recognized. Over the next twelve months, we do not reasonably foresee any material changes in our unrecognized tax benefits.

12. STOCK PLANS AND STOCK-BASED COMPENSATION

Stock Incentive Plan

As of January 1, 2006, we had two share-based compensation plans, the "1999 Stock Incentive Plan" (the "1999 Plan") and the "1999 Stock Option Plan for Non-Employee Directors" (the "Directors' Plan"). On April 26, 2006, our shareholders approved amendments to the 1999 Plan to permit awards of equity incentive compensation to our non-employee directors under the 1999 Plan and to add to the 1999 Plan the 119 shares of our common stock then remaining available for grant under the Directors' Plan. Also as of April 26, 2006, the Directors' Plan was terminated, except that any option grant previously made under the Directors' Plan remained in effect pursuant to its terms.

The 1999 Plan, as in effect at December 31, 2007, allowed for the issuance of a total of 11,321 shares of common stock, of which 119 represent new shares from the Directors' Plan. The types of awards permitted under the 1999 Plan include stock options, restricted stock, stock appreciation rights and stock units (including restricted stock units). In the future, we may condition the grant or vesting of awards on the satisfaction of performance conditions. The exercise price of the stock options may not be less than the fair market value of our common stock at the time of grant. Stock options generally vest over a four-year period and expire no later than ten years from the date of grant. Restricted stock awards represent shares of common stock issued to employees subject to forfeiture if the vesting conditions are not satisfied. Restricted stock units represent the right to receive shares of common stock upon meeting specified vesting requirements. The vesting conditions for our restricted stock awards and restricted stock units are determined by the Board of Directors at the time of grant. Restricted stock and restricted stock units, which are awarded at no cost to employees, cannot be sold, assigned, transferred or pledged during the restriction period. The restriction or vesting period ranges from two to four years. In most instances, shares are subject to forfeiture should employment terminate during the restriction period.

A summary of stock option activities with respect to the 1999 Plan and the Directors Plan is as follows:

	Stock Options		
	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2004	7,055	$44.08	
Granted	305	$53.45	
Exercised	(2,397)	$44.41	
Canceled or expired	(303)	$43.04	
Outstanding at December 31, 2005	4,660	$44.60	
Granted	258	$67.20	
Exercised	(1,296)	$43.42	
Canceled or expired	(123)	$45.90	
Outstanding at December 31, 2006.	3,499	$46.66	
Granted	299	$74.71	
Exercised	(1,213)	$41.12	
Canceled or expired	(26)	$48.84	
Outstanding at December 31, 2007	2,559	$52.55	6.18
Exercisable at December 31, 2005	3,166	$45.96	
Exercisable at December 31, 2006	2,280	$45.59	
Exercisable at December 31, 2007	1,678	$47.38	5.25

The following table summarizes information about stock options at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$25.59–$48.72	993	5.5	$41.71	776	$39.77
$49.78–$51.99	561	6.3	$51.34	427	$51.53
$52.22–$66.79	681	5.7	$58.84	469	$55.82
$68.48–$76.76	324	9.1	$74.71	6	$74.63
$25.59–$76.76	2,559	6.2	$52.55	1,678	$47.38

At December 31, 2007, the total aggregate intrinsic value for options currently exercisable and options outstanding was $43,304 and $53,314, respectively. These values represent the total pre-tax intrinsic value based on our closing common stock price of $73.18 as of December 31, 2007. This intrinsic value represents the value that would have been received by the option holders had option holders exercised all of their options as of that date. Intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic value of options exercised

(In thousands, except per share data)

during the years ended December 31, 2007, 2006, and 2005 was $42,290, $32,118, and $32,297, respectively. The total fair value of shares of restricted stock and restricted stock units vested during the years ended December 31, 2007, 2006, and 2005 was $3,865, $166, and $1,450, respectively. The following table summarizes the status of unvested restricted stock awards and restricted stock units.

	Shares	Weighted Average Grant-date Fair Value
Unvested January 1, 2006	15	$55.09
Granted	243	$66.74
Vested	(3)	$63.79
Forfeited	(10)	$66.79
Unvested at December 31, 2006	245	$66.08
Granted	339	$74.17
Vested	(51)	$66.62
Forfeited	(27)	$71.14
Unvested at December 31, 2007	506	$71.17

Non-Employee Director Deferred Compensation Agreements

Through 2001, deferred compensation agreements for non-employee directors allowed for deferral of directors' fees by converting them to deferred compensation phantom stock units based on 100 percent of the fair market value of our common stock on periodic conversion dates. Upon retirement or earlier termination of service from the Board of Directors, the cash equivalent of the phantom stock units will be distributed in annual installments over ten years. We record a compensation adjustment related to the change in the fair market value of stock at the grant date as compared to the current fair market value of the stock. In June 2002, such conversion to phantom stock units was discontinued, and deferred compensation agreements between us and certain non-employee directors thereafter allowed for a cash deferral of directors' fees. In connection with these deferred compensation arrangements, we recorded compensation expense of $331, $191 and $889 in 2007, 2006 and 2005, respectively.

Stock-based Compensation Expense

The following table presents stock-based compensation expense included in our consolidated statements of operations for the years ended December 31, 2007 and December 31, 2006:

	Year ended December 31,	
	2007	2006
Increase (decrease) in:		
Cost of sales	$ 2,432	$ 1,803
Selling, general and administrative expenses	11,798	8,860
Research and development expenses	1,730	1,632
Income before income taxes and minority interest	15,960	12,295
Provision for income taxes	(5,025)	(3,881)
Net income	10,935	8,414
Earnings per share:		
Basic	$ 0.20	$ 0.16
Diluted	$ 0.20	$ 0.16

(In thousands, except per share data)

The weighted average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $25.93, $25.00, and $19.90 per option, respectively. The weighted average grant-date fair value of restricted stock and restricted stock units awarded during the years ended December 31, 2007, 2006, and 2005 was $74.17, $66.75, and $61.56 per unit, respectively. The fair value of the fixed option grants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for option grants:

	Year ended December 31,		
	2007	2006	2005
Risk-free interest rate	4.7%	4.7%	3.8%
Volatility factor	29.5%	33.0%	35.0%
Weighted average expected life (in years)	5	5	5
Dividend rate	0.0%	0.0%	0.0%

We did not capitalize any stock-based compensation related costs as such costs were not material for the year ended December 31, 2007 and 2006. Unrecognized stock-based compensation expense was $33,335 at December 31, 2007 and is expected to be recognized over an estimated weighted average amortization period of 2.0 years. The forfeiture rate used in the share-based compensation expense calculation for the years ended December 31, 2007 and 2006 was 5.8 percent and 4.0 percent, respectively.

Pursuant to requirements in SFAS No. 123(R), we reclassified unearned compensation balance of $290 related to restricted stock awards to additional paid-in capital as of January 1, 2006.

Prior to adoption of SFAS No. 123(R) on January 1, 2006, we applied the recognition and measurement provisions of APB Opinion No. 25 in accounting for stock-based compensation plans and complied with the disclosure requirements under SFAS No. 123. The following table illustrates the effect on net income and earnings per share for the year ended December 31, 2005 as if we had accounted for our stock-based compensation under the fair value method:

	December 31, 2005
Net income, as reported	$80,168
Add:	
Stock-based employee compensation expense included in reported net income, net of related tax effects	3,634
Deduct:	
Pro forma stock-based employee compensation expense determined under fair value based method, net of related tax effects	(9,937)
Pro forma net income	$73,865
Earnings per share:	
Basic, as reported	$ 1.57
Basic, pro forma	$ 1.45
Diluted, as reported	$ 1.55
Diluted, pro forma	$ 1.41

13. EMPLOYEE BENEFIT PLANS

We sponsor numerous domestic and foreign employee benefit plans. The following is a discussion of our significant plans.

U.S. Employee Savings Plans. The Millipore Corporation Employees' Participation and Savings Plan (the "Participation and Savings Plan") was maintained for the benefit of all U.S. employees and comprises both a defined contribution plan (the "Participation Plan") and an employee §401(K) savings plan (the "Savings Plan"). Our contributions to the Participation Plan were allocated among eligible U.S. employees on the basis of the compensation they received during the year

(In thousands, except per share data)

for which the contribution was made. Prior to January 1, 2007, the Savings Plan allowed employees to make certain tax-deferred voluntary contributions upon hire date, which we would make a 25 percent matching contribution after one year of service or a 50 percent matching contribution after ten years of service for up to 6 percent of the employees' eligible compensation. In October 2006, our Board of Directors approved amendments to the Participation and Savings Plan, effective January 1, 2007, to discontinue annual employer contributions to eligible employees' Participation Plan accounts, to allow eligible employees to begin to participate in the Savings Plan without any waiting period, and to increase our 401(k) matching contribution rates, dollar for dollar, up to the first 6 percent of compensation deferred by the employee. Total expense under the Participation and Savings Plan was $9,460, $8,322, and $7,455 in 2007, 2006 and 2005, respectively.

We offer a Supplemental Savings and Retirement Plan for Key Salaried Employees (the "Supplemental Plan") to certain senior executives. This unfunded plan allows certain salary deferral benefits that would otherwise be lost by reason of restrictions imposed by the Internal Revenue Code limiting the amount of compensation that may be deferred under tax-qualified plans. Amounts deferred are converted into shares of mutual funds selected by the employees and are valued at the closing market prices of those mutual funds. During periods when the market values of the investments increase, our obligations increase and we recognize additional compensation expense. Total expense recorded under the Supplemental Plan was $223, $796 and $405 in 2007, 2006 and 2005, respectively.

The Millipore Corporation 2000 Deferred Compensation Plan for Senior Management (the "Deferred Compensation Plan") provides that certain members of senior management may elect to defer a portion of their salary and bonus payments until retirement, termination of employment or the passage of a period of time (not less than three years). The amounts deferred are invested in certain publicly traded mutual funds. Plan participants are fully vested in their respective account balances at all times. We recognize compensation expense related to our obligations to pay the employee's deferred compensation in the year such compensation is earned. In subsequent periods, we recognize increases or decreases to compensation expense based on the performance of the underlying investments in the Deferred Compensation Plan. Total increase in the market value of the underlying investments recognized as expense under the Deferred Compensation Plan was $79, $44 and $42 in 2007, 2006 and 2005, respectively.

U.S. Pension Plans. Our Retirement Plan for Employees of Millipore Corporation (the "Retirement Plan") is a defined benefit offset pension plan for all eligible U.S. employees. The Retirement Plan provides benefits to the extent that assets of the Participation Plan, described above, do not provide guaranteed retirement income levels set forth under the terms of the Retirement Plan. Guaranteed retirement income levels are determined based on years of service and salary level as integrated with Social Security benefits. Prior to January 1, 2007, employees became eligible under the Retirement Plan after one year of continuous service and vested after five years of service.

In October 2006, our Board of Directors approved certain amendments to the Retirement Plan to freeze the Retirement Plan effective December 31, 2006, after which no benefits will accrue. All participants' accrued benefits under the Retirement Plan became fully vested as of December 31, 2006. Eligible participants were also provided a one-time final opportunity in early 2007 to transfer balances from their Participation Plan accounts to the Retirement Plan for the purpose of purchasing an annuity under the existing terms of the Retirement Plan. We recorded a curtailment loss of $8,664 in the statement of operations in the 2006 fourth quarter as a result of this amendment.

For purposes of determining the curtailment loss associated with the freeze of the Retirement Plan and the related one-time opportunity to transfer Participation Plan balances that were offered to employees in 2007, we used an assumption that 17.1 percent of available balances in the Participation Plan would be transferred into the Retirement Plan. The 17.1 per-

(In thousands, except per share data)

cent assumption was selected based on a review of our actual transfer experience between the Plans from 2002 to 2005. Actual transfer experience was analyzed to determine the percentage by age grouping of available Participation Plan balances that were transferred to the Retirement Plan. These percentages were then applied to projected balances by age grouping as of December 31, 2006 to determine the estimated balances that would be transferred by age grouping. Upon completion of the transfer of Participation Plan balances as of July, 1, 2007, the actual transfers represented 35.1 percent of the final Participation Plan assets balances at that time. The 35.1 percent actual transfer experience had no effect on 2007 expense because the actuarial loss attributable to the actual transfer experience exceeding the 17.1 percent transfer rate assumption will be amortized over the average remaining service period of plan participants beginning in 2008. The balances disclosed at December 31, 2007 for benefit obligations and plan assets reflected the impact of the actual transfers from the Participation Plan.

For accounting purposes, we use the projected unit credit cost method of actuarial valuation to determine the service cost and the projected benefit obligations. The actuarial method for funding purposes was the entry age normal cost method. Our funding policy is to contribute amounts annually to the Retirement Plan to satisfy the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 ("ERISA") plus additional tax deductible amounts as may be advisable under the circumstances. Plan assets are invested primarily in mutual funds that maintain a portfolio of U.S. equity and fixed income securities.

U.S. Postretirement Benefit Plans. We sponsor unfunded postretirement benefit plans covering all U.S. employees. The plans provide medical and life insurance benefits and are, depending on the plan, either contributory or non-contributory. The accounting for the postretirement benefit plans anticipates future cost-sharing changes that are at our discretion. The postretirement benefit plans include a limitation on our share of costs for recent and future retirees.

Foreign Pension Plans. We sponsor defined benefit retirement plans at various foreign subsidiaries. We recognize the periodic pension expense in the statements of operations and the associated liabilities in the balance sheets of these foreign subsidiaries.

The following tables summarize the funded status of the Retirement Plan, postretirement benefit plans, and significant foreign employee retirement plans and amounts reflected in our consolidated balance sheets. We use a December 31 measurement date for all of our retirement and postretirement benefit plans, except for one foreign plan that uses September 30.

(In thousands, except per share data)

Obligations and Funded Status

	U.S. Pension Benefits		U. S. Postretirement Benefits		Foreign Pension Benefits	
	December 31,		December 31,		December 31,	
	2007	2006	2007	2006	2007	2006
Change in benefit obligations:						
Benefit obligations at beginning of year	$ 37,326	$ 22,676	$10,305	$ 10,432	$ 39,502	$ 33,444
Service cost/(benefit)	50	(348)	605	425	2,804	2,480
Interest cost	2,336	1,420	602	548	1,699	1,361
Actuarial value of transfers from Participation Plan / Participants' contributions	28,055	6,340	277	225	–	–
Foreign exchange effect	–	–	–	–	2,865	3,285
Actuarial loss /(gain)	54	378	523	(554)	(4,500)	(439)
Benefits paid	(2,155)	(1,804)	(811)	(771)	(1,121)	(629)
Plan changes	–	–	(2,848)	–	–	–
Settlements	–	–	–	–	(478)	–
Curtailments	–	8,664	–	–	(44)	–
Benefit obligations at end of year	65,666	37,326	8,653	10,305	40,727	39,502
Change in plan assets:						
Fair value of plan assets at beginning of year	19,373	15,189	–	–	21,209	16,622
Actual return on plan assets	1,193	1,252	–	–	1,411	1,531
Company contributions	1,442	1,037	534	546	2,472	1,650
Transfers from Participation Plan and Participants' contributions	26,436	3,699	277	225	–	–
Foreign exchange effect	–	–	–	–	1,164	2,035
Benefits paid	(2,155)	(1,804)	(811)	(771)	(1,121)	(629)
Settlements	–	–	–	–	(478)	–
Fair value of plan assets at end of year	46,289	19,373	–	–	24,657	21,209
Funded status at end of year	$(19,377)	$(17,953)	$ (8,653)	$(10,305)	$(16,070)	$(18,293)

Amounts recognized in the statement of financial position consist of:

	U.S. Pension Benefits		U.S. Postretirement Benefits		Foreign Pension Benefits	
	December 31,		December 31,		December 31,	
	2007	2006	2007	2006	2007	2006
Non-current asset	$ –	$ –	$ –	$ –	$ 2,618	$ 703
Current liabilities	–	–	(548)	–	(177)	–
Non-current liability	(19,377)	(17,953)	(8,105)	(10,305)	(18,511)	(18,996)
Net	$(19,377)	$(17,953)	$(8,653)	$(10,305)	$(16,070)	$(18,293)

Amounts recognized in accumulated other comprehensive income consist of:

	U.S. Pension Benefits		U.S. Postretirement Benefits		Foreign Pension Benefits	
	December 31,		December 31,		December 31,	
	2007	2006	2007	2006	2007	2006
Net loss/(gain)	$16,348	$14,539	$(2,223)	$(2,823)	$1,315	$5,666
Prior service benefit	–	–	(2,848)	–	–	–
Total	$16,348	$14,539	$(5,071)	$(2,823)	$1,315	$5,666

(In thousands, except per share data)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued FASB Staff Position No. 106-2, "*Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*" ("FSP No. 106-2"). As permitted under FSP No. 106-2, we elected to defer the accounting for the Act until the issuance of authoritative guidance on the determination of actuarial equivalence for purposes of receiving the federal subsidy. On January 21, 2005, the Center for Medicare and Medicaid Services released the final regulations implementing the Act. Based on these final regulations, we determined that most benefits provided by the postretirement benefit plan were at least actuarially equivalent to Medicare Part D. In 2007, changes to the postretirement benefit plan resulted in it no longer providing prescription drug coverage that is at least actuarially equivalent to the Medicare Part D drug benefit. In accordance with FSP No. 106-2, the combined net effect on the accumulated benefit obligation ("ABO") of the postretirement benefit plan change was accounted for as a prior service benefit.

The projected benefit obligations are equal to the accumulated benefit obligations under the Retirement Plan because the plan was frozen effective December 31, 2006 and no additional benefits will accrue. As of December 31, 2007 and 2006, the projected and accumulated obligations of the Retirement Plan were $65,666 and $37,326, respectively, and the fair value of plan assets were $46,289 and $19,373, respectively.

The accumulated benefit obligations for foreign retirement plans were $31,416 and $30,858 at December 31, 2007 and 2006, respectively. Information for certain foreign retirement plans with an accumulated benefit obligation in excess of plan assets is as follows:

	Foreign Pension Benefits	
	December 31,	
	2007	2006
Projected benefit obligations	$22,168	$20,339
Accumulated benefit obligations	$16,677	$15,654
Fair value of plan assets	$ 3,776	$ 3,339

(In thousands, except per share data)

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income:

	U.S. Pension Benefits			U.S. Postretirement Benefits			Foreign Pension Benefits		
	Year ended December 31,			Year ended December 31,			Year ended December 31,		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Net Periodic Benefit Cost:									
Service cost/ (benefit)	$ 50	$ (348)	$ (272)	$ 604	$425	$410	$ 2,805	$2,480	$2,156
Interest cost	2,336	1,420	1,121	602	548	541	1,699	1,361	1,241
Expected return on plan assets	(2,017)	(1,258)	(1,078)	–	–	–	(1,435)	(1,145)	(918)
Amortization of net loss/ (gain)	689	902	677	(77)	(92)	(107)	153	169	129
Other	–	7	8	–	–	–	36	–	47
Net periodic benefit cost	1,058	723	456	1,129	881	844	3,258	2,865	2,655
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:									
Net loss/(gain)	2,498	3,027	N/A	523	(554)	N/A	(4,521)	5,666	N/A
Prior service cost	–	(7)	N/A	(2,848)	–	N/A	–	–	N/A
Amortization of net (loss)/ gain	(689)	(902)	N/A	77	92	N/A	(153)	–	N/A
Other	–	–	N/A	–	–	N/A	323	–	N/A
Total recognized in other comprehensive income	1,809	2,118	N/A	(2,248)	(462)	N/A	(4,351)	5,666	N/A
Total recognized in net periodic benefit cost and other comprehensive income	$ 2,867	$ 2,841	N/A	$(1,119)	$419	N/A	$(1,093)	$8,531	N/A

The estimated net loss for the Retirement Plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over 2008 is $783. The estimated net gain for the other defined benefit postretirement plans and prior service benefit that will be amortized from accumulated other comprehensive income into net periodic benefit cost over 2008 is $82 and $182, respectively. The estimated net loss for the foreign defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over 2008 is $10.

(In thousands, except per share data)

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

	U.S. Pension Benefits		U.S. Postretirement Benefits		Foreign Pension Benefits	
	December 31,		December 31,		December 31,	
	2007	2006	2007	2006	2007	2006
Discount rate	6.50%	5.75%	6.25%	5.75%	4.74%	4.16%
Rate of compensation increase	N/A	4.00%	N/A	N/A	3.00%	3.01%

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

	U.S. Pension Benefits			U.S. Postretirement Benefits			Foreign Pension Benefits		
	Year ended December 31,			Year ended December 31,			Year ended December 31,		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Discount rate	5.75%	5.50% / 5.75%	5.75%	5.75%	5.50%	5.75%	4.16%	3.86%	4.15%
Expected return on plan assets	8.00%	8.00%	8.00%	N/A	N/A	N/A	6.41%	6.29%	6.17%
Rate of compensation increase	N/A	4.00%	4.00%	N/A	N/A	N/A	3.01%	2.91%	2.92%

Net periodic benefit cost for U.S. pension benefits for 2006 was calculated utilizing a discount rate of 5.50 percent for 10 months and 5.75 percent for 2 months because the amendments to the Retirement Plan in October 2006 triggered a new measurement date under SFAS No. 87.

In selecting the expected return on plan assets, we considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits when they become due. This included considering the asset allocations and the expected returns likely to be earned on these assets over the life of these plans. Our method is consistent with last year.

The discount rates reflect the rates at which amounts that are invested in a portfolio of high-quality debt instruments would provide the future cash flows necessary to pay benefits when they come due.

The rate of compensation increase reflected the expected annual salary increase for the plan participants. Since the Retirement Plan was frozen at December 31, 2006, there will be no further compensation increases. The rate for our foreign retirement plans was estimated based on historical experience and our current employee compensation strategy.

Plan assets

The weighted average asset allocations by asset category of our Retirement Plan and foreign retirement plans were as follows:

	U.S. Pension Benefits		Foreign Pension Benefits	
	December 31,		December 31,	
	2007	2006	2007	2006
Equity securities	60%	59%	71%	71%
Debt securities	40%	40%	9%	7%
Other	–	1%	20%	22%
Total	100%	100%	100%	100%

(In thousands, except per share data)

Our investment policy includes a periodic review of the Retirement Plan's and foreign retirement plans' investments in the various asset classes. The current asset allocation target for our Retirement Plan is 60 percent equities and 40 percent fixed income. The current weighted average asset allocation target for our foreign retirement plans' is 71 percent equities, 12 percent fixed income securities, and 17 percent other investments. Other investments include investments in money market mutual funds and general funds at certain insurance companies.

Assumed healthcare cost trend rates

The following assumptions were used to determine the accumulated postretirement benefit obligations under our postretirement benefit plans at December 31, 2007 and 2006, respectively.

	U.S. Postretirement Benefits	
	2007	2006
Healthcare cost trend rate assumed for next year	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2013	2012

Assumed healthcare cost trend rates could have a significant effect on the amounts reported for the postretirement plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	1% Point Increase	1% Point Decrease
Increase/(decrease) to total of service and interest cost components	$ 48	$ (40)
Increase/(decrease) to postretirement benefit obligations	$397	$(342)

Cash flows

In 2008, we expect to contribute $9,834 to our Retirement Plan, $548 to our postretirement benefit plans, and $1,495 to our foreign retirement plans.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	U.S. Pension Benefits	U.S. Postretirement Benefits	Foreign Pension Benefits
2008	$ 2,432	$ 548	$ 960
2009	$ 2,733	$ 571	$ 1,137
2010	$ 3,015	$ 624	$ 800
2011	$ 3,288	$ 641	$ 958
2012	$ 3,743	$ 663	$ 1,717
2013 - 2017	$22,287	$3,393	$11,651

(In thousands, except per share data)

14. DERIVATIVE INSTRUMENTS AND HEDGING

The primary purpose of our foreign currency hedging activities is to mitigate the impact of volatility associated with foreign currency transactions. We do not hold derivative instruments for trading or speculative purposes.

Cash Flow Hedges

We began entering into foreign currency forward exchange contracts designated as cash flow hedges in the 2007 second quarter to mitigate the currency risk associated with forecasted intercompany sales attributable to changes in the related foreign exchange rates. We entered into forward exchange contracts that match the currency, timing, and notional amount of the underlying forecasted transactions. Therefore, no ineffectiveness resulted or was recorded through the consolidated statement of operations. In the event it becomes probable that the forecasted transaction to which a cash flow hedge relates will not occur, the amount in other comprehensive income would be recognized in earnings immediately and generally the derivative would be terminated. At December 31, 2007, these forward exchange contracts had an aggregate U.S. dollar equivalent notional amount of $55,152 and an aggregate U.S. dollar equivalent fair value of a net loss of $594, which was recorded as part of other comprehensive income. Our forward exchange contracts are primarily short term in nature with the maximum hedge period not exceeding fifteen months. The net gain or loss from these cash flow hedging contracts reported in accumulated other comprehensive income will be reclassified to earnings when the underlying transactions affect earnings. The ultimate amount recognized will vary based on fluctuations of the hedged currencies through the contract maturity dates. Gains and losses on forward exchange contracts intended as hedges of intercompany sales are recorded in net sales in our consolidated statement of operations when the related inventory is sold to third-party customers. For the year ended December 31, 2007, we recorded net realized losses of $599 from these hedging contracts, of which $477 has been recognized in our consolidated statement of operations as a reduction to net sales.

Net Investment Hedge

We designated our 5.875 percent senior notes, which are denominated in Euro, as an economic hedge of our net investments in our European subsidiaries. Accordingly, we reported cumulative unrealized losses of $50,918 and $16,253 in accumulated other comprehensive income in our consolidated balance sheets as of December 31, 2007 and December 31, 2006, respectively, which represented the amounts to remeasure the Euro notes into U.S. dollars at those dates.

Other Derivatives

In addition to cash flow hedges and the net investment hedge, we also enter into forward exchange contracts to mitigate the impact of foreign exchange risk related to certain foreign currency denominated intercompany debt, external debt and non-functional currency denominated receivable and payable balances. We do not designate these forward exchange contracts as hedges under SFAS No. 133. The aggregate U.S. dollar equivalent notional amount of the forward exchange contracts related to foreign currency receivable and payable balances was $243,126 and $286,626 at December 31, 2007 and December 31, 2006, respectively. The fair values of these forward exchange contracts were losses of $372 and gains of $1,125 at December 31, 2007 and December 31, 2006, respectively. The forward exchange contracts related to the intercompany and external debt outstanding at December 31, 2007 mature in April 2008. At December 31, 2007, these contracts had U.S. dollar aggregate notional amount of $291,943 and an aggregate U.S. dollar equivalent fair value of a net unrealized loss of $5,709. During 2007, we recorded net realized and unrealized derivative losses of $17,926 and $5,489, respectively. These losses were substantially offset by gains on the underlying transactions, which resulted in a net gain of $944 for the year ended December 31, 2007. Both realized and unrealized gains and losses on these forward exchange contracts are recorded in selling, general, and administrative expenses.

(In thousands, except per share data)

15. COMMITMENTS AND CONTINGENCIES

Leases. We occupy space and use certain equipment under lease arrangements. At December 31, 2007, future minimum rental payments under non-cancelable operating leases with initial terms exceeding one year and the amounts due from tenants on related subleases were as follows:

2008	$ 21,611
2009	20,359
2010	19,280
2011	15,532
2012	9,227
Thereafter	24,858
Total minimum future rental payments	110,867
Less: amounts due from subleases	6,397
Total minimum future rental payments less sublease income	$104,470

Rental expense under these lease arrangements in 2007, 2006 and 2005 was $ 28,283, $23,794 and $18,356 respectively.

Environmental. Our operations are subject to environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. We have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote.

Other. We have purchase commitments totaling $119,213 at December 31, 2007.

We currently are not a party to any material legal proceeding and have no knowledge of any material legal proceeding contemplated by any governmental authority or third party. We are subject to a number of claims and legal proceedings which, in the opinion of our management, are incidental to our normal business operations. In our opinion, although final settlement of these suits and claims may impact our financial statements in a particular period, they will not, in the aggregate, have a material adverse effect on our financial position, cash flows or results of operations.

Following our decision to consolidate the results of our 40 percent owned Indian Joint-Venture (the "India JV") in January 2006, we learned as a result of our internal controls procedures that certain payment and commission practices at the India JV raise issues of compliance with the U.S. Foreign Corrupt Practices Act. Promptly upon learning of this, our Audit and Finance Committee engaged outside counsel and commenced an investigation. We have implemented certain corrective actions. We have notified the Securities and Exchange Commission and the Department of Justice of this matter. The operations and financial results of the India JV are not currently, and have not to date been, material to us.

As permitted under Massachusetts law and required by our corporate by-laws, we indemnify our officers and directors for certain events or occurrences while the director or officer is or was serving in such capacity. The maximum potential amount of future payments that could be required under these indemnification obligations is unlimited; however, we have a Directors and Officers liability insurance policy that enables us to recover a portion of any future amounts paid. As there were no known or pending claims, we have not accrued a liability for these agreements as of December 31, 2007.

In the ordinary course of business, we warrant to customers that our products will conform to published or agreed specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third party rights. We provide for estimated warranty costs at the

(In thousands, except per share data)

time of the product sale. We believe our warranty accrual as of December 31, 2007 appropriately reflected the estimated cost of such warranty obligations.

In the ordinary course of business, we agree from time to time to indemnify certain customers against certain third party claims for property damage, bodily injury, personal injury or intellectual property infringement arising from the operation or use of our products. Also, from time to time in agreements with suppliers, licensors and other business partners, we agree to indemnify these partners against certain liabilities arising out of the sale or use of our products. The maximum potential amount of future payments we could be required to make under these indemnification obligations is unlimited; however, we have general and umbrella insurance policies that enable us to recover a portion of any amounts paid. Based on our experience with such indemnification claims, we believe the estimated fair value of these obligations is minimal. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2007.

As part of past acquisitions and divestitures of businesses or assets, we have provided a variety of warranties and indemnifications to the sellers and purchasers that are typical for such transactions. Typically certain of the warranties and the indemnifications expire after a defined period of time following the transaction, but certain warranties and indemnifications may survive indefinitely. As of December 31, 2007, no material claims under these warranties or indemnifications are outstanding, and we do not know of any such claims being contemplated.

16. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information,"* establishes standards for reporting information about operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. We have evaluated our business activities that are regularly reviewed by the chief operating decision-maker for which separate discrete financial information is available. As a result of this evaluation, we have determined that we have two operating segments as of December 31, 2007, Bioprocess and Bioscience, which are aggregated into one reporting segment.

The Bioprocess operating segment develops, manufactures and sells consumable products and hardware and provides related services used principally in the development and manufacturing of therapeutic products. The Bioscience operating segment manufactures and sells instrumentation, consumable products and services used in drug discovery and other laboratory applications. For both operating segments, economic characteristics, production processes, products and services, types and classes of customers, methods of distribution and regulatory environments are similar.

(In thousands, except per share data)

We attribute net sales to different geographic areas on the basis of the location of the customer. Net sales and long-lived assets (property, plant and equipment and other non-current assets) information by geographic area is as follows:

	Year ended December 31,		
	2007	2006	2005
Net Sales			
United States	$ 560,257	$ 488,240	$353,136
Other Americas	87,372	76,523	66,530
Americas	647,629	564,763	419,666
Europe	623,032	491,006	399,592
Japan	133,017	117,623	119,990
Other Asia/Pacific	127,877	81,979	51,783
Asia/Pacific	260,894	199,602	171,773
Total	$1,531,555	$1,255,371	$991,031

	December 31,	
	2007	2006
Long-Lived Assets		
United States	$298,816	$279,871
Other Americas	7,990	14,088
Americas	306,806	293,959
France	85,076	83,170
Ireland	161,029	115,779
Other Europe	28,444	26,056
Europe	274,549	225,005
Asia/Pacific	7,806	6,939
Total	$589,161	$525,903

Long-lived assets are net fixed assets attributed to the specific geographic regions.

17. INVESTMENTS IN AFFILIATED COMPANIES

We have an equity investment in a South African company that is accounted for using the equity method. During 2007, 2006, and 2005, we recorded $724, $548, and $659 of income, respectively. During 2007, 2006, and 2005 we received dividends totaling $448, $523, and $0, respectively.

In addition, we have an equity investment in an Indian company that is engaged in the manufacture and sale of certain types of filtration systems and laboratory water purification systems. This investment was previously accounted for using the equity method. In 2006, we identified this entity as a variable interest entity under the FASB Interpretation No. 46(R), *"Consolidation of Variable Interest Entities."* Since we are deemed the primary beneficiary of this joint venture, the financial results of this Indian entity have been consolidated in our consolidated financial statements beginning January 1, 2006. The entity had total net assets of $10,405 at December 31, 2007.

Quarterly Results (Unaudited)

Our quarterly unaudited results are summarized below:

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2007					
Net sales	$371,992	$383,175	$371,174	$405,214	$1,531,555
Cost of sales	182,129	182,782	169,128	187,053	721,092
Gross profit	189,863	200,393	202,046	218,161	810,463
Selling, general and administrative expenses	122,844	123,060	118,143	122,690	486,737
Research and development expenses	27,464	25,993	26,492	27,050	106,999
Operating income	39,555	51,340	57,411	68,421	216,727
Interest income	471	299	382	301	1,453
Interest expense	(16,748)	(16,325)	(16,542)	(16,142)	(65,757)
Income before income taxes	23,278	35,314	41,251	52,580	152,423
(Benefit from) provision for income taxes	(4,350)	5,869	4,130	6,775	12,424
Minority interest	969	1,032	859	667	3,527
Net income	$ 26,659	$ 28,413	$ 36,262	$ 45,138	$ 136,472
Earnings per share:					
Basic	$ 0.50	$ 0.52	$ 0.67	$ 0.83	$ 2.52
Diluted	$ 0.49	$ 0.52	$ 0.66	$ 0.81	$ 2.48
Weighted average shares outstanding:					
Basic	53,751	54,147	54,472	54,669	54,263
Diluted	54,734	54,910	55,184	55,399	55,028
2006					
Net sales	$268,415	$273,775	$330,117	$383,064	$1,255,371
Cost of sales	125,772	130,249	169,261	200,326	625,608
Gross profit	142,643	143,526	160,856	182,738	629,763
Selling, general and administrative expenses	82,286	87,538	106,785	122,233	398,842
Research and development expenses	18,413	19,717	24,637	23,850	86,617
Operating income	41,944	36,271	29,434	36,655	144,304
Interest income	6,892	9,268	4,713	542	21,415
Interest expense	(4,193)	(7,992)	(16,548)	(16,603)	(45,336)
Income before income taxes	44,643	37,547	17,599	20,594	120,383
Provision for income taxes	10,015	7,986	2,347	1,114	21,462
Minority interest	97	424	439	977	1,937
Net income	$ 34,531	$ 29,137	$ 14,813	$ 18,503	$ 96,984
Earnings per share:					
Basic	$ 0.66	$ 0.55	$ 0.28	$ 0.35	$ 1.82
Diluted	$ 0.64	$ 0.54	$ 0.27	$ 0.34	$ 1.79
Weighted average shares outstanding:					
Basic	52,713	53,183	53,286	53,452	53,160
Diluted	53,883	54,207	54,172	54,468	54,245

For the year ended December 31, 2006, each of the quarters' basic earnings per share do not sum to the full year basic earnings per share because of rounding.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

This item is not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the fiscal year covered by this report. Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in accordance with and within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Annual Report on Internal Control over Financial Reporting

Management's annual report on internal control over financial reporting can be found on page 58 of this Form 10-K. The Independent Registered Public Accounting Firm's report on the effectiveness of our internal control over financial reporting can be found on page 59 of this Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting identified during the three months ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

This item is not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item with respect to our directors is incorporated by reference to our definitive Proxy Statement for Millipore's Annual Meeting of Stockholders scheduled to be held on May 8, 2008 (the "Proxy Statement") under the caption "MANAGEMENT AND ELECTION OF DIRECTORS". The Proxy Statement will be filed with the Securities and Exchange Commission not later than April 29, 2008.

The information required by this item with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934, and our Audit and Finance Committee and our Audit Committee Financial Expert(s) is incorporated by reference to the Proxy Statement under the captions "OWNERSHIP OF MILLIPORE COMMON STOCK – Section 16(a) Beneficial Ownership Reporting Compliance", and "Committees, Meetings and Compensation of Directors; Shareholder Communications with Directors – Audit and Finance Committee", respectively.

Information required by this item with respect to our executive officers is set forth in Part I of this Form 10-K report under the heading "Supplementary Item. Executive Officers of the Registrant (pursuant to Instruction 3 to Item 401(b) of Regulation S-K)".

We have adopted a code of ethics that applies to our principal executive officer, our principal financial officer, and our principal accounting officer, as well as to our other employees. This code of ethics consists of our Corporate Compliance Policy, our Employee Code of Conduct and our Rules of Conduct. We have made this code of ethics available on our website, as described under "Other Information" in Item 1 of this Form 10-K report. We also intend to provide disclosure on our website regarding any amendments to our code of ethics, or waivers from our code of ethics as relate to our principal executive officer, principal financial officer or principal accounting officer, or persons performing similar functions, within four days following any such amendments or waivers.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item with respect to executive compensation, compensation committee interlocks and compensation committee report (as furnished information and not filed information) is incorporated by reference to the Proxy Statement under the caption "Executive Compensation" and "Compensation Discussion and Analysis of Executive Compensation", "Committees, Meetings and Compensation of Directors; Shareholder Communications with Directors – Management Development and Compensation Committee – Compensation Committee Interlocks and Insider Participation" and "Report of the Management Development and Compensation Committee", respectively.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item with respect to Securities Authorized for Issuance under Equity Compensation Plans is incorporated by reference to the Proxy Statement under the caption "Equity Compensation Plan Benefit Information".

The information required by this item with respect to security ownership of certain beneficial owners and management of the Company is incorporated by reference to the Proxy Statement under the captions "Ownership of Millipore Common Stock – Other Principal Holders of Millipore Common Stock" and "Ownership of Millipore Common Stock – Management Ownership of Millipore Common Stock".

ITEM 13. **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.**

The information required by this item with respect to certain relationships and related transactions is incorporated by reference to the Proxy Statement under the caption "Certain Relationships and Related Transactions". The information required by this item with respect to director independence is incorporated by reference to the Proxy Statement under the caption "Corporate Governance – Committees, Meetings and Compensation of Directors; Shareholder Communications with Directors".

ITEM 14. **PRINCIPAL ACCOUNTANT FEES AND SERVICES.**

The information required by this item is incorporated by reference to the Proxy Statement under the caption "Report of the Audit and Finance Committee".

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed or furnished, or incorporated by reference, as a part of this Report:

1. FINANCIAL STATEMENTS.

The following Financial Statements are filed as part of this report

Report of Independent Registered Public Accounting Firm	59
Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005	60
Consolidated Balance Sheets at December 31, 2007 and 2006	61
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005	62
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005	63
Notes to Consolidated Financial Statements	64
Quarterly Results (Unaudited)	98

2. FINANCIAL STATEMENT SCHEDULES.

No financial statement schedules have been included because they are not applicable or not required under Regulation S-X, or the required information is included in the Company's Financial Statements.

3. LIST OF EXHIBITS.

A. The following exhibits are incorporated herein by reference. All referenced Forms 10-K, 10-Q and 8-K are those of Millipore Corporation [Commission File No. 0-1052]:

Reg. S-K Item 601(b) Reference	Document Incorporated	Referenced Document on file with the Commission
1.1	Purchase Agreement dated as of June 7, 2006 among Millipore, UBS Limited and Goldman, Sachs & Co., as representatives for the initial purchasers named therein	Form 8-K filed June 9, 2006
1.2	Purchase Agreement dated as of June 23, 2006, among Millipore, UBS Limited and Banc of America Securities Limited, as representatives for the initial purchasers named therein	Form 8-K filed June 28, 2006
2.1	Form of Master Separation and Distribution Agreement between Millipore and Mykrolis Corporation+	Form 10-Q for the quarter ended June 30, 2001
2.2	Form of General Assignment and Assumption Agreement between Millipore and Mykrolis Corporation+	Form 10-Q for the quarter ended June 30, 2001
3(i)	Restated Articles of Organization, as amended May 6, 1996	Form 10-K for year ended December 31, 1996
3(ii)	By Laws, as amended	Form 8-K filed February 14, 2005
4.1	Specimen Stock Certificate	Registration Statement on Form S-3 ASR (No. 333-136451)
4.2.1	Common Stock Rights Agreement dated as of April 15, 1988, as amended and restated April 16, 1998 between Millipore and The First National Bank of Boston	Form 8-K filed April 30, 1998
4.2.2	Agreement of Substitution and Amendment of Common Stock Rights Agreement dated as of February 14, 2003 between Millipore and American Stock Transfer and Trust Company	Form 10-Q for the quarter ended March 31, 2003

Reg. S-K Item 601(b) Reference	Document Incorporated	Referenced Document on file with the Commission
4.2.3	Amendment of Common Stock Rights Agreement dated May 16, 2003 between Millipore and American Stock Transfer and Trust Company	Form 10-Q for the quarter ended June 30, 2003
4.3	Indenture dated as of June 13, 2006 among Millipore, Wilmington Trust Company and Citibank, N.A.	Form 8-K filed June 16, 2006
4.4	Registration Rights Agreement dated as of June 13, 2006 among Millipore and the initial purchasers named therein	Form 8-K filed June 16, 2006
4.5	Indenture dated as of June 30, 2006 among Millipore, Citibank, N.A., and Citibank International plc	Form 8-K filed July 6, 2006
10.1.1	Form of letter agreement with directors relating to the deferral of directors fees and conversion into phantom stock units*	Form 10-K for the year ended December 31, 1998
10.1.2	Form of letter agreement with directors relating to the deferral of directors' cash compensation*	Form 10-K for the year ended December 31, 2002
10.1.3	Form of Amendment dated August 12, 2004 to Deferral Letter Agreement with Directors of Millipore Corporation*	Form 10-K for the year ended December 31, 2004
10.1.4	Director Compensation*	Form 8-K filed February 21, 2006
10.2.1	1989 Stock Option Plan for Non-Employee Directors*	Form 10-K for the year ended December 31, 1998
10.2.2	Amendment dated November 18, 2003 to 1989 Stock Option Plan for Non-Employee Directors*	Form 10-K for the year ended December 31, 2003
10.2.3	Form of Stock Option Grant to Directors under 1989 Stock Option Plan for Non-Employee Directors*	Form 10-K for the year ended December 31, 2004
10.3.1	Amended and Restated 1999 Stock Option Plan for Non-Employee Directors*	Form 10-Q for the quarter ended June 30, 2003
10.3.2	Amendment dated November 18, 2003 to 1999 Stock Option Plan for Non-Employee Directors*	Form 10-K for the year ended December 31, 2003
10.3.3	Form of Stock Option Grant to Directors under 1999 Stock Option Plan for Non-Employee Directors*	Form 10-K for the year ended December 31, 2004
10.4.1	Amended and Restated 1999 Stock Incentive Plan dated April 26, 2006*	Form 10-Q for the quarter ended April 1, 2006
10.4.2	Form of Stock Option Grant to Executive Officers and other employees under 1999 Stock Incentive Plan*	Form 10-K for the year ended December 31, 2004
10.4.3	Form of Restricted Stock Unit Grant to Executive Officers and other employees under 1999 Stock Incentive Plan*	Form 8-K filed February 21, 2006
10.4.4	Form of Nonqualified Stock Option Grant for Nonemployee Directors under 1999 Stock Incentive Plan*	Form 10-Q for the quarter ended September 30, 2006
10.4.5	Form of Restricted Stock Unit Award Document for Nonemployee Directors under 1999 Stock Incentive Plan*	Form 10-Q for the quarter ended September 30, 2006
10.5.1	2000 Deferred Compensation Plan for Senior Management*	Form 10-K for the year ended December 31, 2000
10.5.2	Amendment No. 1 dated March 31, 2001 to 2000 Deferred Compensation Plan for Senior Management *	Form 10-K for the year ended December 31, 2001
10.5.3	Standard Deferred Compensation Agreement*	Form 10-K for the year ended December 31, 2000

Reg. S-K Item 601(b) Reference	Document Incorporated	Referenced Document on file with the Commission
10.6.1	Supplemental Savings and Retirement Plan for Key Salaried Employees of Millipore Corporation, as amended through 2000*	Form 10-K for the year ended December 31, 2000
10.6.2	Amendment dated March 31, 2001 to Supplemental Savings and Retirement Plan for Key Salaried Employees of Millipore Corporation*	Form 10-K for the year ended December 31, 2001
10.6.3	Amendment dated November 18, 2003 to Supplemental Savings and Retirement Plan for Key Salaried Employees of Millipore Corporation*	Form 10-K for the year ended December 31, 2003
10.7	Millipore Incentive Plan (f/k/a 2000 Management Incentive Plan)*	Form 10-K for the year ended December 31, 2000
10.8.1	Offer Letter to Martin D. Madaus dated October 11, 2004*	Form 10-K for the year ended December 31, 2004
10.8.2	Executive Termination Agreement dated August 8, 2007 between Millipore and Martin D. Madaus*	Form 8-K filed August 18, 2007
10.8.3	Officer Severance Agreement dated August 8, 2007 between Millipore and Martin D. Madaus*	Form 8-K filed August 18, 2007
10.8.4	Restricted Stock Agreement dated January 1, 2005 between Millipore and Martin D. Madaus*	Form 10-Q for the quarter ended October 1, 2005
10.9.1	Executive Termination Agreement dated September 10, 2007 between Millipore and Jean-Paul Mangeolle*	Form 8-K filed September 13, 2007
10.9.2	Officer Severance Agreement dated September 10, 2007 between Millipore and Jean-Paul Mangeolle*	Form 8-K filed September 13, 2007
10.10.1	Executive Termination Agreement dated September 10, 2007 between Millipore and Jeffrey Rudin*	Form 8-K filed September 13, 2007
10.10.2	Officer Severance Agreement dated September 10, 2007 between Millipore and Jeffrey Rudin*	Form 8-K filed September 13, 2007
10.11.1	Executive Termination Agreement dated September 10, 2007 between Millipore and Charles F. Wagner, Jr.*	Form 8-K filed September 13, 2007
10.11.2	Officer Severance Agreement dated September 10, 2007 between Millipore and Charles F. Wagner, Jr.*	Form 8-K filed September 13, 2007
10.11.3	Letter Agreement dated May 1, 2007 between Millipore and Charles F. Wagner, Jr.*	Form 8-K filed May 2, 2007
10.12.1	Executive Termination Agreement dated September 13, 2007 between Millipore and Dominique Baly*	Form 8-K filed September 13, 2007
10.12.2	Officer Severance Agreement dated September 13, 2007 between Millipore and Dominique Baly*	Form 8-K filed September 13, 2007
10.13	Letter Agreement dated May 1, 2007 between Millipore and Kathleen B. Allen*	Form 8-K filed May 2, 2007
10.14.1	Management and Director Compensation Changes, Equity Grants and Approval of Payments under the Millipore Incentive Plan*	Form 8-K filed February 14, 2007
10.14.2	Management Equity Grants*	Form 8-K filed February 25, 2007
10.14.3	Description of 2007 Metrics under the Millipore Incentive Plan*	Form 8-K filed February 14, 2007
10.15.1	Master Patent License Agreement dated as of March 31, 2001 between Millipore and Mykrolis Corporation	Form 10-Q for the quarter ended June 30, 2001

Reg. S-K Item 601(b) Reference	Document Incorporated	Referenced Document on file with the Commission
10.15.2	Master Patent Grantback License Agreement dated as of March 31, 2001 between Millipore and Mykrolis Corporation	Form 10-Q for the quarter ended June 30, 2001
10.15.3	Master Trade Secret and Know-How Agreement dated as of March 31, 2001 between Millipore and Mykrolis Corporation	Form 10-Q for the quarter ended June 30, 2001
10.15.4	Tax Sharing Agreement dated as of March 31, 2001 between Millipore and Mykrolis Corporation	Form 10-Q for the quarter ended June 30, 2001
10.16	Net Lease dated August 12, 2002 between Millipore and Getronics Wang Co., LLC, with respect to the Company's headquarters in Billerica, Massachusetts	Form 10-K for the year ended December 31, 2002
10.17	Officer Severance Agreement dated November 18, 2003 between Millipore and Francis J. Lunger	Form 10-K for the year ended December 31, 2003
10.18.1	Credit Agreement dated as of December 15, 2005 among Millipore and certain of its subsidiaries, Bank of America, N.A., and certain other lenders and arrangers	Form 8-K filed December 20, 2005
10.18.2	Amendment No. 1 and Consent dated as of June 6, 2006 among Millipore and certain of its subsidiaries, Bank of America, N.A., and certain other lenders and arrangers	Form 8-K filed June 9, 2006
10.18.3	Amendment No. 2 dated as of July 13, 2006 among Millipore and certain of its subsidiaries, Bank of America, N.A., and certain other lenders and arrangers	Form 8-K filed July 18, 2006

+ Millipore Corporation agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.

* A "management contract or compensatory plan"

B. The following exhibits are filed or furnished herewith:

Reg. S-K Item 601(b) Reference	Documents Filed Herewith
(21)	Subsidiaries of Millipore
(23)	Consent of Independent Registered Public Accounting Firm
(24)	Power of Attorney
(31)	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

	Documents Furnished Herewith
(32)	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MILLIPORE CORPORATION

Dated: February 28, 2008

By: /s/ CHARLES F. WAGNER, JR.

Charles F. Wagner, Jr.,
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the dates indicated.

Signature	Title	Date
/s/ MARTIN D. MADAUS **Martin D. Madaus**	Chairman of the Board of Directors, President and Chief Executive Officer	February 28, 2008
/s/ CHARLES F. WAGNER, JR. **Charles F. Wagner, Jr.**	Vice President, Chief Financial Officer (Principal Financial Officer)	February 28, 2008
/s/ ANTHONY L. MATTACCHIONE **Anthony L. Mattacchione**	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2008
/s/ DANIEL BELLUS* **Daniel Bellus**	Director	February 28, 2008
/s/ ROBERT C. BISHOP* **Robert C. Bishop**	Director	February 28, 2008
/s/ MELVIN D. BOOTH* **Melvin D. Booth**	Director	February 28, 2008
/s/ ROLF CLASSON* **Rolf Classon**	Director	February 28, 2008
/s/ MAUREEN A. HENDRICKS* **Maureen A. Hendricks**	Director	February 28, 2008
/s/ MARK HOFFMAN* **Mark Hoffman**	Director	February 28, 2008
/s/ JOHN F. RENO* **John F. Reno**	Director	February 28, 2008
/s/ EDWARD M. SCOLNICK* **Edward M. Scolnick**	Director	February 28, 2008
/s/ KAREN E. WELKE* **Karen E. Welke**	Director	February 28, 2008

*By: /s/ JEFFREY RUDIN

Jeffrey Rudin,
Attorney-in-Fact



END OF FORM 10-K



SUPPLEMENTAL INFORMATION

Safe Harbor Statement

The matters discussed herein, as well as in future oral and written statements by management of Millipore Corporation that are forward-looking statements, are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements.

Potential risks and uncertainties that could affect Millipore's future operating results include, without limitation, failure to achieve design wins into our pharmaceutical and biotechnology customers' manufacturing design phase for a particular drug; delay, suspension or termination of a customer's volume production; fluctuations in the timing of customers' orders; lack of availability of raw materials or component products on a timely basis; regulatory delay in the approval of new therapeutics; limitations on cash flow for operations and investment due to debt service obligations; the inability to establish and maintain necessary product and process quality levels; reduced demand for cell culture products using bovine serum; the inability to realize the expected benefits of development, marketing, licensing and other alliances; competitive factors such as new membrane or chromatography technology; risks relating to our concentration of principal manufacturing operations; the inability to successfully integrate acquired businesses; the inability to utilize technology in current or planned products due to overriding rights by third parties; potential environmental liabilities; conditions in the economy in general and in the bioscience and bioprocess markets in particular; foreign exchange fluctuations; reduced private and government research funding; exposure to product liability claims; and difficulties inherent in transferring or outsourcing of manufacturing operations. Please refer to our filings with the SEC, including our most recent Annual Report on Form 10-K, for more information on these and other risks that could cause actual results to differ.

Reconciliation of GAAP to Non-GAAP Financial Measures

Twelve Months Ended December 31, 2007

(dollars in thousands, except EPS data)	Gross Profit	Gross Profit Margin	Operating Income	Operating Margin	Pre-tax Income	Net Income	Diluted EPS
GAAP results, twelve months ended December 31, 2007	$810,463	52.9%	$216,727	14.2%	$152,423	$136,472	$2.48
Non-GAAP adjustments:							
Costs related to manufacturing consolidation strategy	11,314	0.7%	11,314	0.7%	11,314	7,320	0.14
Business acquisition inventory fair value adjustments	11,121	0.7%	11,121	0.7%	11,121	7,765	0.14
Acquisition integration and restructuring expenses	2,733	0.2%	13,268	0.9%	13,268	8,643	0.16
Purchased intangibles amortization	9,481	0.7%	58,343	3.8%	58,343	36,470	0.66
Change in tax accrual	–	–	–	–	–	(11,900)	(0.22)
Total non-GAAP adjustments	34,649	2.3%	94,046	6.1%	94,046	48,298	0.88
Non-GAAP results, twelve months ended December 31, 2007	$845,112	55.2%	$310,773	20.3%	$246,469	$184,770	$3.36

Twelve Months Ended December 31, 2006

(dollars in thousands, except EPS data)	Gross Profit	Gross Profit Margin	Operating Income	Operating Margin	Pre-tax Income	Net Income	Diluted EPS
GAAP results, twelve months ended December 31, 2006	$629,763	50.2%	$144,304	11.5%	$120,383	$ 96,984	$1.79
Non-GAAP adjustments:							
Costs related to manufacturing consolidation strategy	23,181	1.8%	23,181	1.8%	23,181	15,131	0.28
Business acquisition inventory fair value adjustments	24,870	2.0%	24,870	2.0%	24,870	15,963	0.29
Acquisition integration and restructuring expenses	4,454	0.3%	15,930	1.3%	15,930	10,345	0.19
Purchased intangibles amortization	4,585	0.4%	15,906	1.2%	15,906	10,272	0.19
Environmental accrual	–	–	2,100	0.2%	2,100	1,319	0.03
Bridge loan commitment fees in connection with acquisition of Serologicals	–	–	–	–	1,310	895	0.02
Curtailment of retirement plan	–	–	8,664	0.7%	8,664	5,696	0.10
Total non-GAAP adjustments	57,090	4.5%	90,651	7.2%	91,961	59,621	1.10
Non-GAAP results, twelve months ended December 31, 2006	$686,853	54.7%	$234,955	18.7%	$212,344	$156,605	$2.89

Reconciliation of GAAP to Non-GAAP Financial Measures

Twelve Months Ended December 31, 2004

(dollars in thousands, except EPS data)	Gross Profit	Gross Profit Margin	Operating Income	Operating Margin	Pre-tax Income	Net Income	Diluted EPS
GAAP results, twelve months ended December 31, 2004	$471,134	53.3%	$137,853	15.6%	$130,479	$105,556	$2.10
Non-GAAP adjustments:							
Intangible asset write-off	–	–	3,004	0.3%	3,004	1,312	0.03
CEO severance	–	–	4,408	0.5%	4,408	1,731	0.03
Purchased intangibles amortization	–	–	3,256	0.4%	3,256	1,180	0.03
Total non-GAAP adjustments	–	–	10,668	1.2%	10,668	4,223	0.09
Non-GAAP results, twelve months ended December 31, 2004	$471,134	53.3%	$148,521	16.8%	$141,147	$109,779	$2.19

Comparative Performance Graph

The graph below compares the five-year cumulative total return, including the reinvestment of all dividends, starting from "100" on December 31, 2002 through December 31, 2007 among Millipore, the S&P 500 Healthcare Equipment & Supplies Index, the S&P 500 Index, and the S&P 500 Life Sciences Tools & Services Index (the latter two indices include Millipore). It assumes $100 invested on December 31, 2002 in each of the three indices and in Millipore.



Comparison of Cumulative Five Year Total Return
$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
Millipore Corporation
S&P 500 Index
S&P 500 Health Care Equipment & Supplies Index
S&P 500 Life Sciences Tools & Services

Millipore is moving from the Healthcare Equipment & Supplies Index to the Life Sciences Tools & Services Index because we believe that such new index represents more precisely the industry in which we operate and is a more relevant index to evaluate our performance because it includes many of the peers that our Board considers when determining management compensation.

The information which forms the basis for the graph above has been provided by Standard & Poor's Compustat, a division of McGraw Hill.


MILLIPORE

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 8, 2008

To the Shareholders of
Millipore Corporation

The Annual Meeting of Shareholders (the "Annual Meeting") of Millipore Corporation ("Millipore" or "the Company") for 2008 will be held at Millipore's headquarters, 290 Concord Road, Billerica, Massachusetts 01821 on Thursday, May 8, 2008 at 10:00 a.m. local time, for the following purposes:

1. To elect for a three-year term (expiring in 2011) the three Class III Directors;

2. To consider and act upon a proposal to ratify PricewaterhouseCoopers LLP as Millipore's independent registered public accounting firm for 2008;

3. To consider and act upon a proposal to approve the adoption of the Millipore Corporation 2008 Stock Incentive Plan, as described in the accompanying proxy statement; and

4. To transact such other business as may properly come before the meeting and any adjournments thereof.

Shareholders of record on the books of Millipore at the close of business on March 10, 2008, will be entitled to receive notice of and to vote at the meeting and any adjournments thereof.

By Order of the Board of Directors
Jeffrey Rudin, *Secretary*

Billerica, Massachusetts
March 25, 2008

Whether or not you plan to attend the Annual Meeting in person, it is important that you vote as soon as possible to assure your representation at the meeting.

MILLIPORE CORPORATION
290 Concord Road
Billerica, Massachusetts 01821
978 715-4321

PROXY STATEMENT

This Proxy Statement is being furnished to shareholders of Millipore Corporation in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders of Millipore, and at any adjournments thereof. The meeting will be held at our headquarters, 290 Concord Road, Billerica, Massachusetts 01821 on Thursday, May 8, 2008 at 10:00 a.m. This solicitation of proxies is being made on behalf of Millipore by its Board of Directors.

The Board of Directors of Millipore (the "Board") has fixed the close of business on March 10, 2008 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. As of March 10, 2008 there were approximately 55,064,000 shares of Millipore Common Stock issued, outstanding and entitled to vote. Each shareholder is entitled to one vote per share of Common Stock held by such shareholder on each matter submitted to a vote.

Under rules recently adopted by the U.S. Securities and Exchange Commission ("SEC"), Millipore is now furnishing proxy materials to shareholders on the Internet, rather than mailing printed copies of those materials to each shareholder. You will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials on the Internet. If you would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. Shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. We anticipate that the Notice of Internet Availability of Proxy Materials will be mailed to shareholders on or about March 25, 2008. It is Millipore's belief that this new process will conserve natural resources and reduce the costs of printing and distributing proxy materials.

All properly executed proxies will be voted at the meeting in accordance with the instructions contained in the notice. Unless a contrary specification is made thereon, it is the intention of the persons named on the accompanying proxy to vote FOR the election of the nominees for Directors listed below, FOR Item 2 in the accompanying Notice of Proxy, FOR Item 3 in the accompanying Notice of Proxy, and otherwise in the discretion of the proxies. A shareholder executing and returning a proxy has the power to revoke it at any time before it is voted at the meeting by filing with the Secretary of Millipore an instrument revoking it, by submitting a duly executed proxy bearing a later date, or by attending the meeting and voting in person. Attendance at a meeting will not, in and of itself, constitute revocation of a proxy.

We will bear the costs of solicitation of proxies. In addition to the use of the mails, proxies may be solicited by personal meeting, Internet, advertisement, telephone, and facsimile machine, as well as by use of the mails by the Directors, officers and employees of Millipore, without additional compensation to them. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust

Company, you are considered a shareholder of record with respect to those shares and the Notice of Internet Availability of Proxy Materials has been sent directly to you by Broadridge Financial Solutions, Inc. ("Broadridge"). If you hold your shares in street name through a stockbroker, bank or other nominee rather than directly in your own name, you are considered the beneficial owner of shares, and the Notice of Internet Availability of Proxy Materials is being forwarded to you. It is anticipated that banks, brokerage houses, and other custodians, nominees, or fiduciaries will be requested to forward solicitation materials to their principals and to obtain authorization for the execution of proxies and that they will be reimbursed by the Company for their out-of-pocket expenses incurred in providing those services.

CONFIDENTIAL VOTING POLICY

We have a Confidential Shareholder Voting Policy in effect which is intended to encourage shareholders to cast votes on issues presented to them as shareholders without concern for the impact that their vote might have on their other relationships with Millipore, whether as employee, supplier, customer, or in any other capacity. The policy provides, among other matters, that we will arrange for the tabulation of all shareholder votes by representatives of Broadridge or by persons who are otherwise unaffiliated with Millipore and not employed by us. The persons who tabulate votes and who have custody of proxies, ballots and other voting materials have been instructed as to this policy of confidentiality and to handle all such materials (or to destroy them) in a way that does not reveal the identity and vote of any shareholder specifically, and have been asked to certify compliance with this policy at the completion of each meeting of shareholders.

Our Confidential Voting Policy does not interfere with the entitlement of our officers, employees and agents to seek the identity of those shareholders who have not voted for the purpose of encouraging them to do so.

In the event of a proxy contest, or the like, we need not abide by our policy of confidentiality unless the opposition similarly agrees to do so.

Failure in any instance to conform to this policy shall not invalidate any ballot or proxy or otherwise affect any action taken by our shareholders.

We have retained Broadridge to tabulate the vote in connection with the matters to be acted upon at the Annual Meeting and we have instructed Broadridge as to Millipore's Confidential Shareholder Voting Policy.

The holders of a majority in interest of all stock issued, outstanding and entitled to vote are required to be present in person or be represented by proxy at the Annual Meeting in order to constitute a quorum for the transaction of business. When any matter to be acted upon at the Annual Meeting requires, in accordance with the laws of the Commonwealth of Massachusetts, a favorable vote by shareholders who hold at least a majority of the Common Stock outstanding, both abstentions and broker "non votes" will be considered a vote "Against" the matter; when the matter to be acted upon requires only a favorable vote by shareholders who hold either a plurality or a majority of the shares present and eligible to vote at the meeting, abstentions will again be considered a vote "Against" the matter; but broker "non votes" will have no affect on the outcome, i.e., they will not be considered.

MANAGEMENT AND ELECTION OF DIRECTORS

Millipore's By-laws provide for the division of the number of its Directors into three classes. The term of one class of Directors expires each year in rotation so that one class is elected at each Annual Meeting for a full three-year term (except with respect to Directors being elected to fill vacancies). Pursuant to the New York Stock Exchange ("NYSE") listing standards applicable to corporate governance, our Board of Directors has determined that all of its members, with the exception of Dr. Madaus, are independent of the Company and its management. No member, except Dr. Madaus, has a material relationship with the Company.

Millipore shareholders this year will be voting on the election of the three individuals identified as Class III Directors, whose terms will expire at the Annual Meeting of Shareholders in 2011. Each nominee in Class III is now a Director of Millipore and was elected as such at the 2005 Annual Meeting of Shareholders. All nominees have been designated as such by the Board of Directors based on the recommendations of the Governance and Public Policy Committee, none of the members of which is an employee of Millipore. Seven Directors will continue in office for the remainder of the terms indicated below.

Unless otherwise specified, the accompanying form of proxy will be voted for the election of the nominees listed below. A shareholder may withhold his or her vote from any nominee by notation of that fact on the enclosed proxy. All nominees have consented to being named herein and have agreed to serve if elected. If any such nominee should become unable to serve, a circumstance which is not anticipated, the proxies may be voted to fix the number of Directors at such lesser number as are available to serve, or for a substitute nominee designated by the Board of Directors.

A favorable vote by shareholders who hold at least a plurality of the Common Stock of Millipore present or represented by proxy at the Annual Meeting and voting thereon is required for the election of the Class III Directors.

The Board recommends a vote FOR all nominees to serve as Class III Directors.

Nominees for Election as Directors for Terms Expiring in 2011 (Class III)

Melvin D. Booth, 62, Retired President and Chief Operating Officer, MedImmune, Inc.

Mr. Booth has been a Director of Millipore since 2004 and is currently the Lead Director.

Mr. Booth received an undergraduate degree from Northwest Missouri State University in 1967 and holds an honorary Doctor of Science degree. He received his Certified Public Accounting (C.P.A.) designation in 1972. From 1967-1968, Mr. Booth practiced public accounting with McGladrey & Pullen. In 1968, he joined Kwik-Way Industries, Inc., a manufacturer of precision machine tools for the automotive after-market, as corporate controller and subsequently became Vice President of Finance. In 1975, Mr. Booth joined Den-Tal-Ez, Inc., a manufacturer of major equipment for dental offices, as Vice President of Finance and subsequently became Executive Vice President, responsible for U.S. operations. Syntex, Inc. acquired Den-Tal-Ez, Inc. in 1979 and Mr. Booth became President of Syntex Dental Products, Inc. in 1981. Mr. Booth was with Syntex, Inc., primarily a pharmaceutical company, from 1979 to 1995, where he held a variety of positions, including serving as President, Syntex Dental Products from 1981 to 1986 and President of Syntex, Inc. Canada from 1986-1991. From 1991-1992, he served as an area Vice President of Syntex, Inc. Mr. Booth served as the President of Syntex Pharmaceuticals Pacific from 1992-1993. He served as Vice President of Syntex Corporation from 1992 to mid-1995, including being President of Syntex Laboratories, Inc., Syntex's U.S. pharmaceuticals business. Mr. Booth was President, Chief Operating Officer and a member of the Board of Directors of Human Genome Sciences, Inc., a global biopharmaceutical company, from July 1995 until October 1998. From 1998 until his retirement at the end of 2003, Mr. Booth was President and Chief Operating Officer of MedImmune, Inc., a biotechnology company. Mr. Booth was a member of the Board of Directors of MedImmune, Inc. from 1998 until March 2005. Mr. Booth has been active in the U.S. pharmaceutical industry organizations and is the past chairman of the Pharmaceuticals Manufacturers Association of Canada. Mr. Booth currently serves on the board of Ventria BioScience and is Chairman of the Boards of Prestwick Pharmaceuticals, Inc. and PRA International, Inc. Mr. Booth is active in many educational and philanthropic causes, including the establishment of The Melvin and Valorie Booth College of Business and Professional Studies at Northwest Missouri State University.

Maureen A. Hendricks, 56, Former Managing Director, Salomon Smith Barney, Inc.

Mrs. Hendricks has been a Director of Millipore since 1995 and is currently Chairwoman of the Governance and Public Policy Committee and a Member of the Management Development and Compensation Committee.

Mrs. Hendricks received her A.B. Degree from Smith College in 1973, and subsequently attended the Harvard Business School Program for Management Development (1980). In 1973, Mrs. Hendricks joined the New York investment banking firm of J.P. Morgan & Co., where she served in various management positions within the firm including International Financial Management (1980-1983); U.S. Banking Department (1984-1988) and Structured Finance (1988-1991). From 1991-1993, Mrs. Hendricks served as the senior manager of the firm's European Equities and Equity Derivatives business in London, England and was a Director of J.P. Morgan Securities Ltd. Mrs. Hendricks returned to New York to serve as the head of the firm's Global Debt Capital Markets and had responsibility for the firm's corporate fixed income activities in North America and was a Director of J.P. Morgan Securities, Inc. In March, 1996, Mrs. Hendricks was named

Managing Director in charge of New Business Development of J.P. Morgan. In May, 1997 Mrs. Hendricks joined Salomon Brothers Inc. as Managing Director/Co-Head of Global Energy. Upon the acquisition of Salomon Brothers by The Travelers Group and the latter's subsequent merger with Citicorp, she became Head of the Global Energy and Power Group of the combined Salomon Smith Barney, Inc. Mrs. Hendricks was an Advisory Managing Director of Salomon Smith Barney from May 2001 until January, 2003. Mrs. Hendricks is also the Chairwoman of the Audit Committee and a member of the Compensation Committee and the Nominating and Governance Committee of NTR Acquisition Co. which completed an initial public offering in January, 2007. Mrs. Hendricks previously served on the Board of Directors of Bimini Capital Management, Inc., the Young Women's Christian Association (YWCA) of the U.S.A., and the New Jersey Shakespeare Festival.

Martin D. Madaus, Ph.D., 48, Chairman, President and Chief Executive Officer, Millipore Corporation

Dr. Madaus received a Doctor of Veterinary Medicine degree from the University of Munich (Germany) in 1985 and a Ph.D. in Veterinary Medicine from the Veterinary School of Hanover (Germany) in 1988.

From 1989-1996, Dr. Madaus served in various positions of increasing responsibility both in Germany and the U.S. at Boehringer Mannheim, a manufacturer of pharmaceutical drugs and diagnostic technologies and products, including: Product Manager (1989-1992); Director, Marketing Support (1992-1994); International Product Management (1995); and Director of Product Planning (1996). In 1996, Dr. Madaus became President and General Manager of Boehringer Mannheim Canada. In 1998, Hoffman La Roche, a leading pharmaceutical and diagnostics company acquired Boehringer Mannheim. He led the integration of the Diagnostics businesses in Canada and continued to serve as President of Roche Diagnostics Canada until 1999. In 1999 he became Vice President of Business Development of Roche Molecular Systems. From 2000 until December 2004, Dr. Madaus served as President and Chief Executive Officer of Roche Diagnostics Corporation (Indiana). On January 1, 2005, Dr. Madaus joined Millipore as President, Chief Executive Officer and as a Director. In February 2005, Dr. Madaus was elected Chairman of the Board effective March 1, 2005. Dr. Madaus also serves as a board member of each of the New England Healthcare Initiative, the Analytical & Life Science Systems Association, the Massachusetts High Technology Council, Predictive Biosciences, Inc., a privately held company in Lexington, MA and the YMCA of Greater Boston.

DIRECTORS CONTINUING IN OFFICE

Term Expiring at the 2009 Annual Meeting of Shareholders (Class I)

Rolf A. Classon, 62, Chairman of the Board, Hillenbrand Industries, Inc.

Mr. Classon has been a Director of Millipore since December 2005 and is currently a Member of the Governance and Public Policy Committee and the Technology Committee.

Mr. Classon received a degree in Chemical Engineering from Gothenburg School of Engineering (Sweden) in 1965 and a politices magister degree (MBA equivalent) in 1969 from the University of Gothenburg (Sweden). In 1969, Mr. Classon joined Pharmacia AB, a developer and global supplier of pharmaceuticals, chemicals, instruments and expertise for biological and biotechnological research products and served in positions of increasing responsibility until 1974. Mr. Classon served in several management consulting roles until 1981, when he became President of the Hospital Products Division for Pharmacia. In 1984 Mr. Classon became President of Pharmacia Development Company, an in-house mergers/acquisitions and venture capital group. From 1989 until 1991, Mr. Classon served as President and Chief Operating Officer of Pharmacia Biosystems AB. In 1991, Mr. Classon joined Bayer Diagnostics, an international research-based company active in life sciences, polymers and chemicals, and served in positions of increasing responsibility: Executive Vice President Worldwide Marketing, Sales and Service (1991); and head of Bayer's Worldwide Business Group – Diagnostics (1995-2002). From 2002 until his retirement in 2004, Mr. Classon served as Chairman of the Executive Committee, Bayer Healthcare, a subsidiary of Bayer AG and as President of Bayer Healthcare LLC. He continues to serve on the Supervisory Board of Bayer Healthcare AG. In 2002, Mr. Classon was elected a Director of Hillenbrand Industries, Inc., a company that owns and operates businesses that provide products and services for the health care and funeral services industries. He was named Vice Chairman of the Board in December 2003 and in May 2005 was elected Interim President and Chief Executive Officer and served as such until March 20, 2006. In February 2006 Mr. Classon was elected Chairman of the Board of Hillenbrand Industries, Inc., effective March 20, 2006. Mr. Classon serves on the Board of Directors of Enzon Pharmaceuticals, Inc., PharmaNet Development Corporation, Eurand N.V. and is Chairman of the Board of Auxilium Pharmaceuticals, Inc.

Mark Hoffman, 69, Independent Investor and Consultant

Mr. Hoffman has been a Director of Millipore since 1976 and is currently a Member of the Audit and Finance Committee and the Management Development and Compensation Committee.

Mr. Hoffman received an undergraduate degree from Harvard College in Engineering and Applied Physics, a Masters degree in economics from Cambridge University and an M.B.A. from the Harvard Graduate School of Business Administration. In 1963, as an M.I.T. Fellow in Africa, Mr. Hoffman joined the East African Common Services Organization as Acting Financial Secretary. In 1966, Mr. Hoffman joined the International Finance Corporation (investment banking affiliate of the World Bank) as Investment Officer responsible for private sector financing in Europe and Mexico. From 1969 to 1974, Mr. Hoffman served as a Director of Hambros Bank, Ltd., London, England and Head of its International Banking and Issues Division. From 1975 to 1981, Mr. Hoffman was a Director, Senior Vice President and Chief Financial Officer of George Weston, Ltd. and was appointed President of its Resource Group in 1981. From 1982 until 1984, Mr. Hoffman served as Managing Director of Guinness Peat Group p.l.c., engaged through subsidiaries worldwide in merchant banking, insurance brokerage, leasing, property, energy and other management and financial service activities. Since 1984, when he undertook his current activities as an independent investor and consultant, Mr. Hoffman has served as an independent non-executive director of numerous public and private companies in the U.K., U.S. and Canada, including LAC Minerals Limited, International Financial Markets Trading Limited, and Guinness Flight Global Asset Management Limited. He was also Chairman of United World Colleges International in the growth phase of that world-wide educational institution from 1994 to 2000, and remains its Vice President. In 2007, Mr. Hoffman retired as Chairman of Guinness Flight Venture Capital Trust (UK) and as director of George Weston Limited (Canada). He is currently Chairman of Cambridge Research Group Ltd., a private technology development capital company in England, and serves as a Director of Advent International Corporation (US) and Hermes Focus Asset Management Limited (UK).

John F. Reno, 68, Retired Chairman, President and Chief Executive Officer, Dynatech Corporation

Mr. Reno has been a Director of Millipore since 1993 and is currently Chairman of the Audit and Finance Committee and a Member of the Management Development and Compensation Committee.

Mr. Reno received an undergraduate degree from Dartmouth College and an M.B.A. from Northwestern University. In 1964, Mr. Reno joined G. H. Walker & Co., an investment banking firm in New York City, and served in various capacities prior to becoming a partner in that firm. In 1974, Mr. Reno joined Dynatech Corporation, manufacturer of a diversified line of proprietary electronic microprocessor-based equipment, instruments and systems, as General Manager and President of the Cryomedical Division. He subsequently held a number of senior management positions, including Vice President for Corporate Development (1979); Senior Vice President for Corporate Development (1982); Executive Vice President (1987) and President and Chief Operating Officer (1991). From 1993 until his retirement in 1999, Mr. Reno served as President and Chief Executive Officer of Dynatech. He was also a member of the Board of Directors of Dynatech from 1993 (becoming Chairman of the Board, 1996) until his retirement. He is a Trustee (former Chairman of the Board of Trustees) of the Boston Museum of Science, and is now also a Trustee and Chair of the Compensation Committee of WGBH Broadcasting in Boston. Mr. Reno is the founder of "A Better Chance" program for disadvantaged youths in Winchester, Massachusetts. He is also a Director of Nelson Irrigation Corporation.

Karen E. Welke, 63, Retired Group Vice President, Medical Markets, 3M Corporation

Ms. Welke has been a Director of Millipore since December 2002 and is currently Chairwoman of the Management Development and Compensation Committee and a Member of the Governance and Public Policy Committee.

Ms. Welke received her education at Wittenberg University and the University of Wisconsin in Milwaukee. In 1989 she attended the London School of Economics International Business Program, sponsored by the University of Texas. In 1965, she joined Will Ross, Inc., Milwaukee, Wisconsin and over the following ten years she held various sales, marketing and product management positions. Ms. Welke joined 3M in 1976 in market development for the Surgical Products Division. In 1981 she was appointed International Director for that division, and in 1984 Ms. Welke was appointed Group Director, Healthcare, 3M Europe, Brussels, Belgium. She returned to the U.S. in 1986 as General Manager, 3M Sarns, Inc., Ann Arbor, Michigan, and in 1989 returned to St. Paul, Minnesota as Vice President, Medical-Surgical Division. In 1991

Ms. Welke returned to Europe as Managing Director, 3M France, and in 1995 she was appointed Group Vice President, Medical Markets, St. Paul, Minnesota. Ms. Welke has served on numerous professional and non-profit organizations, including the board of directors of several U.S. hospitals; The Board of Governors of the American Hospital of Paris; The American Chamber of Commerce in France; and the Board of Directors of the Health Industry Manufacturers Association (now AdvaMed). Now retired from 3M, Ms. Welke serves on the Board of Project HOPE, Millwood, Virginia. In May, 2007, after twelve years of service, she retired from the board of Pentair, Inc., Golden Valley, Minnesota.

Prof. Dr. Daniel Bellus, 70, University of Fribourg (Switzerland)

Prof. Dr. Bellus has been a Director of Millipore since 2000 and is currently a Member of the Governance and Public Policy Committee and the Technology Committee.

Prof. Dr. Bellus received his Master's Degree and a Ph.D. in Chemistry from Slovak Technical University (Bratislava) in 1967. He continued his studies as a Postdoctoral Fellow at the Federal Institute of Technology (ETH) in Zurich (1967-1969). From 1969-1996, Prof. Dr. Bellus served in positions of increasing responsibility with Ciba-Geigy Ltd., a Swiss pharmaceutical company in Basel: Department Head, Central Research Laboratories (1969-1981); Director, Central Research Laboratories, responsible for development of several emerging synthetic methodologies (1981-1985); Director, Research & Development, Agricultural Division of Ciba-Geigy worldwide (1985-1991), Director, Corporate Research Units, responsible for the direction of Ciba-Geigy's research programs and collaborative strategic alliances world-wide in areas of bioorganic chemistry and biomaterials (1991-1996), and a global Head of Additives Research of Ciba SC Inc., Basel (until 2001). Since 1980, he has also lectured as a Professor at the Institute of Organic Chemistry, University of Fribourg. Since 1997, he has been President and CEO of "Bellus Science and Innovation, International Consulting," located in Riehen/Basel (Switzerland). Prof. Dr. Bellus has been a named inventor on 50 patents and is the author or co-author of numerous scientific papers relating to the synthesis and use of compounds for the chemical and pharmaceutical industries. He has received numerous scientific honors including Gold Medal of the Slovak Chemical Society (1993); Fellow of the Royal Society of Chemistry (U.K.) (1996); Honorary Ph.D. of Czech Technical University (Prague) (1997) and Foreign Fellow of the Japan Society for the Promotion of Science (1999). Prof. Dr. Bellus is a member of many scientific societies, including Swiss and American Chemical Society. He also serves as a member and delegate of Swiss IUPAC Committee; as a member of the Board of Governors of the Foundation for Discovery-to-Business Transfer (Basel) and as a member of several Scientific Advisory Boards in Switzerland and the Czech Republic.

Robert C. Bishop, Ph.D., 65, Chairman of the Board, AutoImmune, Inc.

Dr. Bishop has been a Director of Millipore since 1997 and is currently a Member of the Audit and Finance Committee and the Technology Committee.

Dr. Bishop received his undergraduate degree from the University of Southern California and an M.B.A. from the University of Miami, Florida. He received a Ph.D. degree in Biochemistry from the University of Southern California. In 1976, Dr. Bishop joined American Hospital Supply Corporation (AHSC), a manufacturer and distributor of health care products, and served in various research and development positions until 1981. Dr. Bishop subsequently held a number of senior management positions with AHSC including: Vice President, Planning and Business Development for Laboratory and International businesses (1981-1984); Vice President, General Manager of Operations, American BioScience Division (1984-1985) and Vice President, Planning and Business Development, Medical Sector (1985-1986). In 1986, Dr. Bishop joined Allergan, Inc., manufacturer of eye care and skin care products, as President of the Allergan Medical Optics Division, becoming Senior Vice President of Corporate Development in 1988. In 1989, he became President of the Allergan Pharmaceuticals Division and President of the Therapeutics Group in 1991. Since 1992, Dr. Bishop has served as President and Chief Executive Officer of AutoImmune, Inc., a biopharmaceutical company. During 1999, he also became Chairman of the AutoImmune Board of Directors.

Dr. Bishop serves as a member of the Board of Directors of Caliper Life Sciences, Inc. and as a Trustee, MFS/Compass Funds Complex (consisting of three funds/forty portfolios advised by MFS Investment Management).

Edward M. Scolnick, M.D., 67, Senior Associate Member Broad Institute, Massachusetts Institute of Technology (MIT) and Harvard University

Dr. Scolnick has been a Director of Millipore since 2001 and is currently Chairman of the Technology Committee.

Dr. Scolnick received his A.B. Degree from Harvard College in 1961 and his M.D. from Harvard Medical School in 1965. From 1967-1970, Dr. Scolnick served in several research capacities at the National Heart Institute. In 1970, he joined the National Cancer Institute as a Senior Staff Fellow and held positions of increasing responsibility (Head of the Genetics Section (1971-1975) and Chief, Laboratory of Tumor Virus Genetics and Head of the Molecular Virology Section (1975-1982)). In 1982, Dr. Scolnick joined Merck & Co., Inc., a global research-driven pharmaceutical company, as Executive Director of Basic Research, Virus & Cell Biology Research, of the Company's Research Laboratories, becoming Vice President, Virus and Cell Biology Research in 1983. In 1984, Dr. Scolnick became Senior Vice President, Research, and Senior Vice President of Cell Biology Research. In 1985, Dr. Scolnick became President of Merck Research Laboratories, and Senior Vice President of Merck & Co., Inc., serving in both capacities until his retirement in December 2002, when he chose to renew his work as a research scientist. He also served as Executive Vice President, Science & Technology of Merck & Co., Inc. from 1993, and as a Director of Merck & Co., Inc., from 1997, until December 2002. Dr. Scolnick retired from Merck Research Laboratories in September 2004. On September 1, 2004, Dr. Scolnick became an Associate Member of the Broad Institute, a research collaboration of the Massachusetts Institute of Technology, Harvard University and its hospitals, and the Whitehead Institute for Biomedical Research, and became a Senior Associate Member on September 1, 2006. Dr. Scolnick has received numerous academic appointments and was Frank H.T. Rhodes Class of '56 visiting professor at Cornell University and Regents Lecturer, University of California, Berkeley. He has also authored or co-authored a number of scientific papers on virus and cell biology research. He is a Member of the National Academy of Sciences and its Institute of Medicine. Dr. Scolnick is also a member of the Board of Directors of: McLean Hospital; McGovern Institute for Brain Research; and Alinea Pharmaceuticals Inc. He is also a Senior Scientific Advisor to MPM Capital, a global asset management firm focused on health care investments.

Corporate Governance

Committees, Meetings and Compensation of Directors; Shareholder Communications with Directors

During 2007, the Millipore Board of Directors had four standing committees.

Audit and Finance Committee

The Audit and Finance Committee (the "Audit Committee") is comprised of at least three directors. In the opinion of the Board of Directors, all of the Committee members satisfy the definition of "audit committee financial expert" as contained in Item 407 of SEC Regulation S-K. The Board of Directors has determined that each of the Committee members is independent of the Company and its management, meets the additional NYSE standards for independence applicable to members of audit committees and are all "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934. The Board of Directors has adopted a charter setting forth this Committee's audit-related responsibilities which include, among others: recommending the selection of the independent registered public accounting firm to the Board of Directors; approving the scope of and fees for services rendered as well as reviewing the results of the independent audit; reviewing matters relating to internal audit functions and other matters concerning corporate finance; and reviewing Millipore's annual reports. See "Report of the Audit and Finance Committee." (The Charter of the Audit and Finance Committee is posted to Millipore's website: **www.millipore.com**) The Audit and Finance Committee held 10 meetings during 2007. In addition, the Chair of the Audit Committee consults with management periodically and as particular situations require.

Governance and Public Policy Committee

The Governance and Public Policy Committee is comprised of at least three directors, all of whom the Board of Directors have determined are independent of the Company and its management. This Committee recommends nominees for election as directors to the full Board of Directors. It also evaluates and makes recommendations with respect to the structure of the Board itself, the responsibilities and membership of the various Committees of the Board, and the role of the Board in relation to management. The Committee also has oversight authority on corporate governance matters. In addition, it serves a public policy function, which includes consideration of questions of social responsibility. In its nominating capacity, this Committee considers recommendations for nominee candidates from other directors, management and shareholders. The Committee may also retain the services of a third party search firm to assist in identifying and evaluating potential nominees. To qualify as a member of the Board of Directors, a candidate shall be of high moral character and have such business, professional or other experience as the Committee and Board of Directors determine to be desirable given the then current makeup of the Board. The Committee evaluates recommendations for nominee candidates received from shareholders in the same manner as it would evaluate recommendations from other directors and management. Shareholders wishing to submit candidates for consideration as nominees may do so by directing an appropriate letter and resume to Jeffrey Rudin, Vice President and General Counsel of Millipore. (The Charter of the Governance and Public Policy Committee is posted to Millipore's website: **www.millipore.com**) The Governance and Public Policy Committee held three meetings during 2007.

Management Development and Compensation Committee

The Board of Directors has determined that each member of the Management Development and Compensation Committee (the "Compensation Committee") is independent of the Company and management and is an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The Compensation Committee reviews the qualifications of Millipore's officers and nominates them for election by the full Board. It also fixes, subject to approval by the full Board, the annual compensation of the Chief Executive Officer (the "CEO") and approves the compensation of all other elected officers. The Compensation Committee also considers compensation plans for management and administers the Millipore Incentive Plan and equity incentive plans. In addition, the Compensation Committee retains an independent outside compensation consultant to advise the Committee on matters related to CEO and other executive compensation. (See "Compensation Discussion and Analysis of Executive Compensation" and "Report of the Management Development and Compensation Committee"). It has responsibility for the periodic examination of Millipore's overall compensation structure. In its development capacity, it reviews organizational concepts, the development and promotion potential of Millipore's senior level of management as well as its long range personnel needs and its training and education activities. (The Charter of the Compensation Committee is located on the Millipore website: **www.millipore.com**) The Compensation Committee held seven meetings during 2007.

Compensation Committee Interlocks and Insider Participation. During 2007, no Director who served as a member of the Compensation Committee had an interlocking or other insider relationship with Millipore that would detract from the Director's independence as a Compensation Committee member.

Technology Committee

The Technology Committee is comprised of at least three directors, two of whom shall, in the opinion of the Board of Directors have scientific expertise. This Technology Committee is responsible for the review and assessment of the Company's technology portfolio and short-term and long-term technology strategies. The Technology Committee also identifies and explores, with management, significant emerging technology trends issues; assists management in evaluating third party technology; and evaluates the effectiveness of senior management in implementing the Company's operational and strategic research and development initiatives. (The Charter of the Technology Committee is located on the Millipore website: **www.millipore.com**). The Technology Committee held two meetings during 2007.

Board of Directors

During 2007, the Millipore Board of Directors held five meetings. It is the policy of the Board of Directors that Directors are expected to make good faith efforts to attend all Board and assigned Committee meetings and the Annual Meeting of Shareholders. All Directors attended at least 75% of the Board and relevant committee meetings held during 2007. All Directors attended the 2007 Annual Meeting of Shareholders.

On February 15, 2007, the Board appointed Melvin D. Booth to serve as the Board's Lead Director and to preside over all executive sessions of non-management directors. The appointment became effective concurrent with the Company's Annual Meeting of Shareholders on May 4, 2007.

Compensation of Directors

On February 15, 2008, the Board approved certain changes to the cash compensation for Board and committee services by directors (other than directors who are employees of the Company), to become effective for the next quarterly payment. Each non-employee Director shall receive a fixed annual retainer of $60,000 (increased from $48,000 in 2007), and is entitled to receive additional annual compensation for services on a committee. The non-employee Lead Director of the Board shall, in addition to the base annual fee, receive an annual fee of $35,000 (unchanged) for such service. Members of the Audit and Finance Committee shall receive an annual fee of $18,000 (unchanged). Members of the Management Development and Compensation Committee shall receive an annual fee of $12,000 (unchanged). Members of the Governance and Public Policy Committee and the Technology Committee shall receive an annual fee of $8,000 (unchanged) for each committee membership. The chair of the Audit and Finance Committee shall, in addition to the base annual fee, receive an annual fee of $15,000 (increased from $10,000). The chair of the Management Development and Compensation Committee shall, in addition to the base annual fee, receive an annual fee of $10,000 (increased from $5,000). The chair of each of the Governance and Public Policy Committee and the Technology Committee shall, in addition to the base annual fee, receive an annual fee of $7,500 (increased from $5,000). Board and committee fees are paid quarterly. Dr. Madaus receives no additional compensation for services as a Director.

In 2007, each non-employee Director was granted options to purchase 2,500 shares of Common Stock and awarded 825 restricted stock units at the Board of Directors meeting following the Annual Meeting of Shareholders. On February 15, 2008, the Board approved an annual equity award valued at $140,000 to be comprised of 50% restricted stock units and 50% options, both of which will vest in equal installments over four years.

Information with respect to compensation paid by the Company to non-employee Directors during 2007 is set forth under the caption "Compensation of Non-Employee Directors."

Shareholder Communications with the Board of Directors

Shareholders, and other interested parties, can communicate directly with the Board of Directors by writing to: Board of Directors, Millipore Corporation, 290 Concord Road, Billerica, MA 01821. Communications may also be sent directly to individual directors by addressing letters to their name c/o Board of Directors at the foregoing address. These communications will be reviewed by the Chairman of the Board, who will determine whether or not the communication will be relayed to the Board or the individual director, as appropriate. A shareholder, or other interested party, wishing to communicate only with the non-management members of the Board of Directors can address the communication to: "Independent Directors, c/o Board of Directors" at the address above. These communications will be handled by the Lead Director who presides at meetings of non-management directors.

Compensation Discussion and Analysis of Executive Compensation

Executive Summary

This Compensation Discussion and Analysis is intended to explain the material factors underlying Millipore's compensation policies with regard to the Company's executive officers and, in particular, the Company's compensation decisions with respect to the below named executive officers ("NEOs") in 2007. The Management Development and Compensation Committee of the Board of Directors is responsible for determining compensation and administering the Company's compensation program for executive officers. Millipore uses executive compensation as a tool to attract, motivate and retain executive officers while promoting the achievement of strategic corporate goals and corporate financial goals, in alignment with the creation of long-term shareholder value. The Company's executive compensation program is designed to provide each executive officer with total annual compensation that is commensurate with the executive's experience, responsibilities and demonstrated performance in meeting the business objectives of the Company and is competitive against the market in which Millipore competes for executive talent.

Millipore's total annual compensation program for executive officers consists of three elements: base compensation in the form of a cash salary, annual cash incentive awards, and equity incentive awards. Base compensation in the form of a cash salary is an important component in attracting, motivating and retaining executive officers. The base salaries for executive officers, including the CEO, are reviewed annually by the Compensation Committee. The Compensation Committee also reviews variable performance-based compensation, including both cash incentive awards and equity incentive compensation. Variable performance-based compensation provides approximately 70% – 75% of target total annual compensation for the named executive officers other than the CEO, and up to 85% of target total annual compensation for the CEO, in order to ensure a strong connection between executive compensation and financial performance.

Compensation Philosophy and Objectives

The Compensation Committee's philosophy and the objectives of the Company's executive compensation program are to provide a total compensation package that attracts, motivates and retains senior executives; promotes the achievement of strategic corporate goals and corporate financial goals; and is aligned with creating long-term shareholder value. The Compensation Committee reviews and evaluates the compensation program periodically, most recently in 2007, to ensure that it is in line with our philosophy. Results of the 2007 review of our compensation program include:

- Adjusting the targeted overall compensation competitive positioning from the 65th percentile to the median of the market, as further discussed under the section "Competitive Analysis" below. This adjustment was made in order to align target opportunities with the market and any additional amounts delivered would be earned through individual and future company performance;
- More directly linking individual executive compensation opportunities to the competitive market; and
- After reviewing the Company's approach to long-term incentives and the overall mix of different equity vehicles, the Compensation Committee determined that the mix remained appropriate. The Compensation Committee will continue to evaluate the various equity alternatives in the broader context of total compensation, including the use and relevance of stock ownership guidelines.

The Role of Compensation Consultants

The executive compensation program is designed to provide each executive officer with total annual compensation that is commensurate with the executive's experience, responsibilities and demonstrated performance in meeting the business objectives of the Company and is competitive against the market in which the Company competes for executive talent. The Compensation Committee's review of total annual compensation is part of an ongoing management evaluation process that takes place throughout the year. The Compensation Committee has, for many years, retained the services of independent outside compensation consultants to provide assistance in establishing executive compensation guidelines and to provide guidance on matters related to CEO and other executive compensation, including compensation information; competitive trends; incentive awards; market survey data and other guidance on industry and executive compensation practices. The Compensation Committee has sole hiring authority over this relationship, and often meets with the consultant outside of Management's presence. In addition, the Compensation Committee directs the activities and determines the assignments of the consultant. The Compensation Committee has retained Watson Wyatt Worldwide to provide guidance on these matters for the 2007-2008 performance cycle. Watson Wyatt Worldwide also provides actuarial services to assist the Company in administering its defined benefit and defined contribution plans. The decision to retain Watson Wyatt was made solely by the Compensation Committee after a thorough and independent evaluation process, and after considering a number of compensation consulting firms. The Compensation Committee will continue to evaluate the consulting services it receives to ensure guidance remains objective and independent.

Competitive Analysis

The Compensation Committee compares all elements of compensation, including base salaries, bonuses, and long-term incentives against the competitive market. The Compensation Committee defines the market through a select group of peer companies in the life science and pharmaceutical industry. These companies are U.S. based publicly traded companies chosen for comparability to Millipore based on similar industry and in size with respect to number of employees, revenues and market capitalization (the "Comparables"). Millipore's position with respect to number of employees, revenues and market capitalization approximates the median of the Comparables, which consist of: Applied Biosystems Group (Applera Corporation); Beckman Coulter, Inc.; Bio-Rad Laboratories, Inc.; Charles River Laboratories International, Inc.; Invitrogen Corporation; Pall Corporation; PerkinElmer, Inc.; Sigma-Aldrich Corporation; Thermo Fisher Scientific Inc.; and Waters Corporation. This peer group is evaluated and approved by the Compensation Committee annually with input from both Management and the Compensation Committee's compensation consultant. In addition to the Comparables, the Compensation Committee also reviews and evaluates market survey data from a broad range of similar sized companies in the life science, pharmaceutical and general industries.

In addition to actual pay amounts, the Compensation Committee, with assistance from its consultant, conducts a comprehensive pay-for-performance analysis to assess the extent to which pay and performance are appropriately correlated. This analysis examines the Company's annual performance relative to the Comparables across a number of financial indicators as an input into compensation determination. Additionally, the analysis compares the Company's three-year total shareholder return relative to the Comparables and the potential realizable gains from equity awards to ensure potential pay is aligned with Company performance. In 2007, the analysis demonstrated that both short- and long-term pay was strongly correlated with the performance of the Company.

Annual Adjustments

The Compensation Committee determines annual compensation adjustments (base salary; cash incentive awards and awards of equity compensation) for executive officers at the Compensation Committee meeting held in February of each year after the Company has released earnings for the full fiscal year. The Compensation Committee utilizes a total compensation approach and a consistent methodology and process each year in reviewing each element of total annual compensation. Using this total compensation approach, the Compensation Committee evaluates all elements of pay together when making compensation determinations. This methodology includes a review of available market data from the Comparables and market surveys of a group of companies against which Millipore competes for executive talent and a comprehensive assessment of the extent to which total compensation correlates with Company performance. As a general matter each officer (other than the CEO) has similar annual bonus targets to reflect similar responsibility level, role impact and corporate alignment. Individual long-term incentive targets vary, however, to reflect external value differences, more directly linking individual executive compensation opportunities to the competitive market, and to reflect the Company's shift in the targeted overall compensation competitive positioning from the 65th percentile to the median of the market.

In addition to the review of data, the Compensation Committee establishes performance goals for the CEO for the forthcoming year and evaluates the CEO's performance in meeting financial and strategic corporate objectives. The Compensation Committee also considers recommendations from the CEO regarding total annual compensation for those executive officers reporting directly to him. The Compensation Committee intends that total target annual compensation be targeted at the market median, and subsequently adjusted as the Compensation Committee deems appropriate based on corporate and individual performance.

As part of its total annual compensation review process to confirm that the objectives of the total annual compensation program are met, the Compensation Committee also reviews compensation tally sheets for all of the executive officers including the CEO. These tally sheets affix dollar amounts to all components of the CEO's and the other executive officers' compensation, including target total direct compensation (salary, bonus, equity), deferred compensation, outstanding equity awards, benefits, and potential termination of employment scenarios, including retirement, change of control and severance payments.

Role of Executive Officers in the Compensation Process

The CEO participates in the compensation process by providing information to the Compensation Committee on the Company's financial and strategic objectives. On an annual basis, the CEO determines performance goals for those executive officers reporting directly to him. The CEO also evaluates the performance of those executive officers against the goals established and recommends total annual compensation adjustments for the executive officers, where appropriate, to the Compensation Committee. Other Millipore executive officers assist the Compensation Committee in establishing the agenda for Compensation Committee meetings, and providing information for those meetings, such as market information, proposals for share usage, and bonus pool funding for Compensation Committee review and approval. These officers also attend the "open" sessions of Compensation Committee meetings. The Compensation Committee regularly conducts executive sessions at each meeting which are "closed" and do not include members of management.

Elements of Compensation

Base Compensation

Base compensation (salary) is an important component in attracting, motivating and retaining executive officers. The base salaries for executive officers, including the CEO, are reviewed annually by the Compensation Committee to ensure that they are commensurate with the executive's experience, responsibilities and demonstrated performance in meeting the business objectives of the Company and is competitive against the market in which the Company competes for executive talent, with reference to base compensation opportunities for executive officers in the Comparables and the broader executive labor market and internal equity considerations.

Annual Cash Incentive Awards

Annual cash incentive payments to the executive officers and other employees of Millipore Corporation are awarded under the Millipore Incentive Plan ("Incentive Plan"). This element of compensation is important in motivating executive officers to meet annual financial and strategic corporate objectives and represents more than one-third of target total cash compensation (salary plus bonus). The Incentive Plan is designed to create an award pool, based on predetermined financial and operational objectives ("Financial Performance Metrics"). These Financial Performance Metrics and their relative weight may change from year to year based on financial and strategic objectives of the Company. In 2007, the Financial Performance Metrics were comprised of revenue growth, profitability and relative performance of the Company versus the Comparables, including Qiagen N.V. and Sartorius AG (the "MIP Comparables"). Those two companies are excluded from the broader compensation comparisons due to their foreign status. For 2007, the Compensation Committee evaluated each of these metrics, weighted equally and unequally. In establishing the Financial Performance Metrics for revenue growth and profitability, the Compensation Committee utilizes a multi-year perspective based on the Company's past performance; projected short-term growth in the context of continuous financial improvements required to realize its stated long-term financial goals, all as related to the long-term strategic plan of the Company; and the growth potential of the markets served by Millipore and the Comparables. These measures are generally non-GAAP as certain non-recurring items, such as the impact of acquisitions, are excluded in order to consistently evaluate year-over-year growth. The third Financial Performance Metric, relative performance of the Company, comprises a number of economic indicators which provide an external perspective by measuring them versus the performance of the MIP Comparables. The economic indicators include revenue growth (with and without acquisitions), EBITDA margin, cash flow per share, inventory turnover, and indexed total shareholder return. The Compensation Committee determined that Financial Performance Metrics established for 2007 represented aggressive annual improvements which exceeded prior years' metrics in the context of the Company's long-term strategic goals and, if achieved, will position the Company to be among the leaders within the Comparables. On March 14, 2008, the Compensation Committee set the Financial Performance Metrics for 2008 to include sales growth, profitability, cash flow and relative industry performance. Each of these four Financial Performance Metrics is weighted equally for 2008.

The cash incentive award pool paid to our executive officers including the CEO is based solely on overall Company performance. Levels of Company performance are defined in relation to the Financial Performance Metrics as "Target" (the expected level of performance); and "Minimum" (that level of performance below which no incentive payment will be made). For 2007, the target cash incentive payout for all executive officers other than the CEO was 55% with an upper limit of 150% of base salary. The target cash incentive payout for the CEO was 65% with an upper limit of 200% of base salary. In March 2008, the Compensation Committee determined that, for 2008, the target cash inventive payout for Mr. Wagner, Mr. Baly and Mr. Mangeolle will be 75% with an upper limit of 150% of base salary, and 100% for Dr. Madaus with an upper limit of 200% of base salary. The upper limits for the executive officers and the CEO (150% and 200%, respectively), are the "Maximum" payouts permitted under the Incentive Plan for 2007. If corporate performance is below the target performance, but above the minimum, some cash incentive payment may be payable but not full target cash incentive payment; if corporate performance exceeds target, additional cash incentive payment may be payable. The actual cash payout will continue to depend on the actual performance of the Company and the participant's performance in achieving individual goals, and in all events is subject to the discretion of the Compensation Committee. The Compensation Committee may, in its sole discretion, adjust the participant's cash incentive award based on an assessment of corporate performance and individual performance. Approximately 2,800 employees are eligible to participate in the Incentive Plan.

Incentive (cash) awards under the Incentive Plan are approved by the Compensation Committee in February of each year and relate to achievement of Company performance and personal goals for the prior year. Incentive payments for 2007 were determined by the Compensation Committee at its meeting held in February 2008. The Compensation Committee reviewed the results of financial operations for 2007 and found that the Company achieved 71% of its targeted objectives relating to the financial Performance Metrics. Based on this corporate performance and an evaluation of individual performance of the officers, the Committee approved the incentive payments for the eligible group (paid in March 2008), which payments are consistent with the Financial Performance Metrics and relative weight as had been set for 2007 and are in the amounts set forth under the caption "Executive Compensation"—"Summary Compensation Table."

Equity Incentive Compensation

The Compensation Committee utilizes awards of equity incentive compensation for the CEO, as well as for the other executive officers, consisting of a combination of stock options and restricted stock units under the terms of the "Millipore Corporation 1999 Stock Incentive Plan" (the "1999 Plan"). The intent of the Compensation Committee is to more closely align the interests of executive officers with those of the Company's shareholders. A stock option is a form of equity incentive whereby all value in the stock is associated with an increase in share value. A restricted stock unit is an unfunded and unsecured promise, denominated in shares of Millipore Common Stock, to deliver stock or, in Millipore's sole discretion, cash measured by the value of the stock in the future, subject to time-based vesting conditions or other criteria, such as the satisfaction of performance conditions, as determined by the Compensation Committee in its discretion.

Equity compensation is an important component of total compensation in attracting, motivating and retaining executive officers, and comprises approximately two-thirds of total compensation opportunity for the NEOs. To the extent the long-term growth of the Company increases, the value of both stock options and restricted stock units would increase; if, however, the market value of the underlying stock did not increase (for example, as the result of general market or external economic conditions), restricted stock units would continue to maintain some financial value and, therefore, value in retaining the executive officer. For value to be realized from the stock option component of the stock award, the value of the underlying stock must increase. In combination, restricted stock units and stock options provide an appropriate balance of retention and performance incentives. Fifty percent of the total equity opportunity is delivered in stock options, and the remainder is delivered in restricted stock units to provide an appropriate balance of retention and performance incentives. Awards of equity compensation are set annually by the Compensation Committee for the CEO, subject to Board approval, and by the CEO (subject to approval of the Compensation Committee) for the other executive officers. Specific grants to individual executive officers, including the CEO, take into consideration equity incentive opportunities for similar positions in the Comparables; the performance of the executive officer; and the executive officer's prior equity incentive awards. Additional considerations include overall share usage and dilution levels, long-term incentive plan accounting expense, and executive wealth accumulation and carried interest relative to internal and external benchmarks. Awards of equity compensation are approved by the Compensation Committee, subject to review by the Board of Directors.

Awards of equity compensation for 2007 are subject to the terms of the 1999 Plan. Under the terms of the 1999 Plan, the Compensation Committee determines the size and type of awards to be made and the terms and conditions applicable to those awards. The Board of Directors reviews the recommendations of the Compensation Committee with respect to awards of equity compensation to the executive officers although the ultimate authority with respect to the award of such compensation resides with the Compensation Committee. The 1999 Plan provides that the exercise (base) price of stock options is the "Fair Market Value" of Millipore Stock at the time of grant, i.e., the closing price of a share of stock as reported on the New York Stock Exchange ("NYSE") on the day prior to the date of the grant (based on *The Wall Street Journal* report of composite transactions) or, if the NYSE was closed on that day, the next preceding day on which it was open, subject to adjustment by the Board of Directors in the event of a stock dividend, stock split or combination of combination of shares, recapitalization or change in the Company's capitalization or other distribution to shareholders other than normal cash dividends. Upon shareholder approval, future awards of equity compensation will be subject to the Millipore Corporation 2008 Stock Incentive Plan, which is substantially similar to the 1999 Plan. See "Adoption of the Millipore Corporation 2008 Stock Incentive Plan."

Deferred Compensation

Incentive (cash) awards received in 2008 are eligible for deferral under the Millipore Corporation 2000 Deferred Compensation Plan for Senior Management (the "Deferred Compensation Plan"). The Deferred Compensation Plan provides that certain members of senior management may elect, under terms provided by the Deferred Compensation Plan, to defer payment of a portion of the following calendar year's Incentive Plan bonus, if any, and a portion of base compensation (not to exceed 50%), until retirement, termination of employment or the passage of a period of time (not less than three years), except withdrawal of funds is permitted in the event of an unexpected financial emergency, subject to such limitations as may be imposed by Section 409A of the Internal Revenue Code. Amounts deferred under the Deferred Compensation Plan remain assets of the Company and subject to the claims of creditors in the event of the Company's insolvency. A participant may elect to invest amounts deferred among substantially all of the investment vehicles available to participants in the Company's savings (Section 401(k)) plan, except that the Company does not provide any "matching" contributions for amounts deferred under the Deferred Compensation Plan.

Other Millipore Benefit Plans

The Company offers health and welfare programs, including medical, dental, vision, life insurance and accidental death and disability insurance, to all eligible U.S. employees. All executive officers are eligible to participate in these programs on the same basis as other employees.

The Company also provides a retirement program for eligible U.S. employees in the form of a tax-qualified defined contribution plan ("Savings Plan"), a component of the Millipore Corporation Employee's Participation Plan and Savings Plan, *i.e.*, a 401(k) plan. Participants in the Savings Plan receive a 100% match of the first 6% of compensation contributed without regard to years of service. The Company's tax-qualified defined contribution plan ("Participation Plan"), another component of the Millipore Corporation Employee's Participation Plan and Savings Plan, and the Retirement Plan for Employees of Millipore Corporation, a tax-qualified defined benefit "floor" plan ("Retirement Plan") were frozen effective December 31, 2006. Thus, the Company discontinued annual contributions under the Participation Plan and benefit accruals under the Retirement Plan on January 1, 2007. Executive officers are also eligible to participate in the Supplemental Savings and Retirement Plan for Key Employees of Millipore Corporation to provide executive officers with benefits that would otherwise be lost by reason of restrictions imposed by the Internal Revenue Code, limiting the amount of compensation which may be deferred under tax-qualified plans. This non-qualified plan consists of three components, with benefits similar to the tax-qualified plans discussed above, a "Supplemental Savings Plan," a "Supplemental Participation Plan" and a "Supplemental Retirement Plan." There are no additional Company contributions to these plans for executive officers, other than those similar contributions made to the Savings Plan for all eligible U.S. employees. See "Executive Compensation" – "Pension Benefits" for a further description of the plans.

Perquisites

We do not generally offer perquisites for the exclusive benefit of executive officers, but we do provide payment of less than $10,000 to each executive officer for financial counseling services, including tax preparation and retirement planning services. We believe that providing this benefit to executive officers is reasonable and consistent with Millipore's overall executive compensation program, and helps to enhance the value of the total compensation delivered to each officer through their better understanding of the various programs. In addition, in 2007, Millipore's Vice President of Global Human Resources received relocation funds in excess of the amount provided under Millipore's domestic relocation policy, which is available to all employees relocated by the Company.

Executive Termination Agreements and Severance Agreements

Severance agreements serve the important function of defining the relative obligations of the Company and our named executives, including obtaining protection against competition and solicitation. Severance and change of control protections also assist in retaining our executives and keeping them focused on their responsibilities during any period in which a change of control may be contemplated or pending.

As part of its comprehensive assessment of the Millipore total compensation program, the Compensation Committee evaluated the executive termination and severance agreements. Similar to other elements of compensation, Watson Wyatt assisted the Compensation Committee by providing market data relevant to specific plan provisions. As a result of the assessment, and consistent with the Company's philosophy of targeting the market median for total direct compensation, the Company entered into new Executive Termination Agreements (Termination Agreement) and Officer Severance Agreements (Severance Agreements) with all of its executive officers, including the Chief Executive Officer, that reflect this competitive positioning. See "Potential Payments Upon Termination or Change of Control."

The Compensation Committee reviews the potential payments to executive officers under the Executive Termination Agreements and Officer Severance Agreements as part of its overall evaluation of total annual compensation.

Tax Implications of Deductibility of Pay

In general and to the extent practicable, the Compensation Committee intends all payments to be tax deductible under Section 162(m) of the Internal Revenue Code. Section 162(m) places a limit of $1,000,000 (with certain exclusions) on the amount of compensation that may be deducted by the Company in any year with respect to "covered employees" as defined by Section 162(m), which generally include the Company's senior executives who are required to be named in the Summary Compensation Table. In order to retain maximum flexibility in administering the Incentive Plan and to pay competitive compensation reflecting the business dynamics of the markets the Company serves, and to reward executives appropriately, the Company may make payments that do not satisfy the deductibility requirements of Section 162(m) of the Internal Revenue Code.

If an executive is entitled to non-qualified deferred compensation benefits that are subject to Section 409A of the Internal Revenue Code, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In each case, the executive is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. It is intended that non-qualified deferred compensation benefits comply with Section 409A.

Conclusion

The Compensation Committee has determined that the total compensation package provided to all Millipore executive officers, including the CEO, is reasonable and serves the best interests of the Company in attracting, motivating and retaining senior executives; promotes the achievement of strategic corporate goals; and is aligned with long-term shareholder value.

Report of the Management Development and Compensation Committee

The Management Development and Compensation Committee has furnished the following report with respect to the Compensation Discussion and Analysis of Executive Compensation ("CD&A") provided above.

The Compensation Committee has reviewed and discussed with management the matters discussed in the CD&A. Based on its review and discussions, the Compensation Committee recommended to the Board of Directors that the CD&A be included in the Company's proxy statement.

The foregoing report has been furnished by the Compensation Committee.

Karen E. Welke, Chairperson of the Committee
Maureen A. Hendricks
Mark Hoffman
John F. Reno

Report of the Audit and Finance Committee

The Audit and Finance Committee (the "Audit Committee") has furnished the following report with respect to its activities for the fiscal year ended December 31, 2007.

The Audit Committee has reviewed and discussed with management the financial statements for fiscal year 2007 audited by PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), the Company's independent registered public accounting firm. The Audit Committee has discussed with PricewaterhouseCoopers various matters related to the financial statements, including those matters required to be discussed by SAS 61 ("Auditing Standards"). The Audit Committee has also received the written disclosures and the letter from PricewaterhouseCoopers required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees"), relating to that firm's independence from the Company; and has discussed with PricewaterhouseCoopers its independence. Based upon such review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the Securities and Exchange Commission.

Fees: Set forth below are the aggregate fees and "out of pocket" expenses billed (or expected to be billed), on a consolidated basis, by PricewaterhouseCoopers for providing the services indicated for the fiscal years ended December 31, 2007 and December 31, 2006:

	Year Ended 12/31/07	Year Ended 12/31/06
	(In millions)	
Audit fees (1)	$2.9	$3.1
Audit related fees (2)	—	0.2
Tax fees (3)	1.3	1.4
All other fees	—	—

(1) Audit fees for 2007 consisted of $1.8 million for U.S. GAAP audit fees and Sarbanes-Oxley Section 404 attestation fees; and $1.1 million for foreign statutory audits. Audit fees for 2006 consisted of $2.3 million for U.S. GAAP audit fees and Sarbanes-Oxley Section 404 attestation fees; and $0.8 million for foreign statutory audits.

(2) Audit related fees for 2006 were fees related to disclosure documentation and a registration statement in connection with the Company's 2006 debt offerings.

(3) Tax fees for 2007 consisted of $0.3 million for tax compliance services and $1.0 million for tax planning services. Tax fees for 2006 consisted of $0.5 million for tax compliance services and $0.9 for tax planning services.

PricewaterhouseCoopers provided no management consulting or internal audit services during 2007 and 2006. During 2007 and 2006, Ernst & Young provided various services to Millipore, including accounting due diligence, valuation of tangible and intangible assets acquired in the Company's business acquisitions, and internal audits.

The Audit Committee preapproves all audit services and all permitted non-audit services by the independent registered public accounting firm including engagement fees and terms.

The Audit Committee approved the continued provision by PricewaterhouseCoopers of tax services in the areas of compliance, transfer pricing, assistance with tax examinations and tax consulting and planning.

The foregoing report has been furnished by the Audit Committee.

John F. Reno, Chairman of the Committee
Robert C. Bishop
Mark Hoffman

Ratification of Selection of Independent Registered Public Accounting Firm

The Audit and Finance Committee has selected PricewaterhouseCoopers LLP as Millipore's independent registered public accounting firm for fiscal 2008. For purposes of determining whether to select PricewaterhouseCoopers as the independent registered public accounting firm to perform the audit of our financial statements and our internal control over financial reporting for 2008, the Audit and Finance Committee conducted a thorough review of PricewaterhouseCoopers' performance. The Committee considered:

- PricewaterhouseCoopers' performance on the Millipore audit, including the quality of the Millipore engagement team and firm's experience, client service, responsiveness and technical expertise;
- the firm's leadership, management structure, client and employee retention and compliance and ethics programs;
- the firm's financial strength and performance; and
- the appropriateness of the fees charged.

PricewaterhouseCoopers has been Millipore's independent registered public accounting firm in 2005, 2006 and 2007.

We are asking shareholders to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of PricewaterhouseCoopers to our shareholders for ratification. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the company and our shareholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting to make a statement if they wish to do so, and to respond to appropriate shareholder questions.

A favorable vote by shareholders who hold at least a majority of the shares of Millipore Common Stock present or represented by proxy at the Annual Meeting and voting thereon is required for the ratification of PricewaterhouseCoopers LLP as Millipore's independent registered public accounting firm for 2008.

The Board of Directors recommends a vote FOR ratification of PricewaterhouseCoopers LLP as Millipore's independent registered public accounting firm for the year 2008.

Executive Compensation

The following table sets forth all cash compensation as well as certain other compensation paid or accrued through March 10, 2008, to the Chief Executive Officer, both officers who served as Chief Financial Officer during a portion of 2007, and the next three most highly compensated executed officers for services rendered in all capacities to Millipore and its subsidiaries during Millipore's fiscal year ended December 31, 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Martin D. Madaus	2007	$742,307	–	$854,092	$1,276,097	$488,000	–	$ 59,647	$3,420,143
Chairman; President and Chief Executive Officer	2006	$680,769	–	$420,580	$ 957,456	$750,000	$112,229	$ 25,608	$2,946,642
Kathleen B. Allen	2007	$339,612	–	$241,648	$ 336,772	$132,002	–	$138,691	$1,188,725
Vice President Chief Financial Officer (Jan. 1, 2007-Aug. 15, 2007)	2006	$325,633	–	$112,829	$ 413,014	$230,000	–	$ 71,010	$1,152,486
Charles F. Wagner, Jr. Vice President Chief Financial Officer (Aug. 15, 2007-present)	2007	$292,772	–	$228,338	$ 273,208	$206,902	–	$ 41,583	$1,042,803
Dominique F. Baly	2007	$333,204	–	$211,865	$ 330,433	$ 47,095	–	$110,105	$1,032,702
Vice President President of Bioscience Division	2006	$320,389	–	$ 86,799	$ 391,282	$259,000	$ 15,733	$ 64,979	$1,138,182
Jean-Paul Mangeolle	2007	$335,462	–	$241,168	$ 217,091	$189,657	–	$ 42,815	$1,026,193
Vice President President of Bioprocess Division	2006	$322,560	–	$121,589	$ 320,763	$179,000	–	$ 64,613	$1,008,525
Peter C. Kershaw Vice President, Global Supply Chain	2007	$292,680	–	$225,500	$ 262,384	$166,000	–	$ 46,425	$ 992,989

Footnotes to Summary Compensation Table

(1) Includes amounts deferred pursuant to Section 401(k) of the Internal Revenue Code during the identified fiscal year.

(2) Amounts in the "Stock Awards" column represent the dollar amount recognized for financial statement reporting purposes for the identified fiscal year, in accordance with FAS 123R (prior to consideration of estimated forfeitures), for awards pursuant to the Millipore Corporation 1999 Stock Incentive Plan (the "1999 Plan") and include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of these amounts are included in footnote 12 to the Company's audited financial statements for the fiscal year ended December 31, 2007 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2008. For information on awards of equity compensation in fiscal year 2007, see "Grants of Plan-Based Awards."

(3) Amounts in the "Option Awards" column represent the dollar amount recognized for financial statement reporting purposes for the identified fiscal year, in accordance with FAS 123R (prior to consideration of estimated forfeitures), for options granted pursuant to the 1999 Plan and include amounts from options granted in and prior to 2007. Assumptions used in the calculation of these amounts are included in footnote 12 to the Company's audited financial statements for the fiscal year ended December 31, 2007 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2008. For information on awards of equity compensation in fiscal year 2007, see "Grants of Plan-Based Awards."

(4) Amounts set forth for 2007 indicate amounts paid in 2008 under the Millipore Incentive Plan for the achievement of corporate performance and the participant's performance in achieving individual goals as part of total financial and corporate objectives in the prior year. See "Compensation Discussion and Analysis of Executive Compensation" and "Grants of Plan-Based Awards."

(5) In 2007, there was no aggregate increase in the actuarial present value of any named executive officer's accumulated benefit payable under the Retirement Plan for Employees of Millipore Corporation ("Retirement Plan"), a tax-qualified defined benefit plan, and the Supplemental Savings and Retirement Plan for Key Salaried Employees of Millipore Corporation, a non-qualified supplemental plan to permit certain key salaried employees designated by the Board of Directors to receive benefits from Millipore equal to the benefits such employees would be entitled to receive from the Retirement Plan except for restrictions imposed by the Internal Revenue Code limiting the amount of compensation which may be deferred under tax-qualified plans. The actuarial present values decreased for Dr. Madaus, Mr. Baly and Mr. Kershaw by $15,108, $299 and $1,540, respectively. On October 26, 2006, Millipore's Board of Directors approved amendments to the Retirement Plan and Participation Plan to discontinue annual contributions under the Participation Plan and benefit accruals under the Retirement Plans on January 1, 2007. See "Pension Benefits."

(6) 2007 amounts include: (a) Company "matching" contributions on compensation deferred pursuant to its tax-qualified plan under Section 401(k) of the Internal Revenue Code of $14,474, $12,871, $13,777, $7,726, $9,158, and $13,353 to Dr. Madaus, Ms. Allen, Mr. Wagner, Mr. Baly, Mr. Mangeolle and Mr. Kershaw, respectively; and (b) total amounts deferred under the Company's non-qualified supplemental defined contribution and savings plans to provide certain executives with benefits that would otherwise be lost by reason of restrictions imposed by the Internal Revenue Code limiting the amount of compensation which may be deferred under tax-qualified plans: $39,365, $31,124, $21,999, $32,515, $27,850 and $27,265 to Dr. Madaus, Ms. Allen, Mr. Wagner, Mr. Baly, Mr. Mangeolle and Mr. Kershaw, respectively. For additional information see "Non-Qualified Deferred Compensation" table. In May 2007, Kathleen B. Allen agreed to voluntarily terminate her employment with the Company but to remain as an employee until February 18, 2008, at which time she received a one-time payment of $100,000. Of this amount, $88,889 was earned in 2007 and is included in All Other Compensation. Mr. Baly received $64,057 in relocation funds pursuant to Millipore's domestic relocation policy, which is available to all employees relocated by the Company. Also included are payments of less than $10,000 for financial planning and tax preparation services provided to each executive officer. See "Compensation Discussion and Analysis of Executive Compensation" – "Perquisites."

Grants of Plan-Based Awards

The following table provides information concerning awards of equity compensation (restricted stock units and non-qualified stock options) to the named executive officers during the fiscal year ended 2007 and the range of potential payouts of annual cash incentive awards established in 2007 under the terms of the Millipore Incentive Plan. Incentive cash awards were paid in March 2008 for achievement of corporate and personal goals in 2007. For information on the equity incentive awards granted to the executive officers in 2007 and cash incentive awards paid in 2008, see "Summary Compensation Table" – "Stock Awards"; "Option Awards" and "Non-Equity Incentive Plan Compensation."

Name	Grant Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh) (5)	Exercise or Base Price of Option/ Awards on Date of Grant ($/sh) (6)	Grant Date Fair Value of Options or Awards ($)(7)
		Threshold ($)	Target ($)	Maximum ($)					
Martin D. Madaus	N/A	–	$487,500	$1,500,000					
	2/15/2007					49,385	$74.63	$74.75	$1,280,756
	2/25/2007				18,272				$1,359,620
Kathleen B. Allen	N/A	–	$188,100	$ 513,000					
	2/15/2007					14,367	$74.63	$74.75	$ 372,595
	2/25/2007				5,316				$ 395,564
Charles F. Wagner, Jr.	N/A	–	$184,250	$ 502,500					
	2/15/2007					15,265	$74.63	$74.75	$ 395,884
	2/25/2007				5,648				$ 420,268
	8/15/2007					2,931	$73.10	$70.78	$ 73,341
	8/15/2007				1,026				$ 75,001
Dominique F. Baly	N/A	–	$184,250	$ 502,500					
	2/15/2007					14,367	$74.63	$74.75	$ 372,595
	2/25/2007				5,316				$ 395,564
Jean-Paul Mangeolle	N/A	–	$185,350	$ 505,500					
	2/15/2007					15,265	$74.63	$74.75	$ 395,884
	2/25/2007				5,648				$ 420,268
Peter C. Kershaw	N/A	–	$162,250	$ 442,500					
	2/15/2007					15,265	$74.63	$74.75	$ 395,884
	2/25/2007				5,648				$ 420,268

(1) The date the Board of Directors approved the recommendations of the Compensation Committee with respect to awards of equity incentive compensation (restricted stock units and stock options) for executive officers and all other employees. Mr. Wagner received awards of equity in August 2007 upon his appointment as Vice President and CFO of Millipore.

(2) The amounts shown reflect the potential range of payouts in 2008 based on overall corporate performance for 2007. The target and maximum payouts for Dr. Madaus, Ms. Allen, Mr. Baly, Mr. Mangeolle, and Mr. Kershaw were determined in January 2007. In May 2007, Ms. Allen's maximum payout was reduced to the target payout based upon her decision to voluntarily terminate her employment effective February 18, 2008. The amounts shown for Mr. Wagner were determined in August 2007 upon his appointment as Chief Financial Officer. For amounts paid in March 2008, see "Summary Compensation Table" – "Non-Equity Incentive Plan Compensation."

(3) The amounts shown reflect the number of restricted stock units granted to each of the named executive officers. Restricted stock units granted on February 25, 2007 vest 100% on February 15, 2010. Restricted stock units granted on August 15, 2007 vest 100% on August 15, 2010. Restricted stock units are payable in stock, or, in Millipore's sole discretion, cash measured by the value of the stock, on the date the units vest. Vesting of restricted stock units may accelerate due to certain events relating to termination of employment. See "Potential Payments Upon Termination or Change of Control."

(4) The amounts shown reflect the number of stock options granted to each of the named executive officers. Stock options granted in 2007 are exercisable in annual cumulative increments of 25% beginning on the first anniversary of the date of grant. All options expire 10 years after the date of grant. Vesting of stock options may accelerate due to certain events relating to termination of employment. See "Potential Payments Upon Termination or Change of Control."

(5) The 1999 Plan provides that all options are exercisable at a price of not less than 100% of the "Fair Market Value" of Millipore Common Stock at the date of grant. "Fair Market Value" is, with certain exceptions, the closing price of a share of Millipore Common Stock as reported on the NYSE on the day prior to the date of the grant. The exercise price shown is the closing price of Millipore Common Stock on the day prior to the Grant Date. For options granted on February 15, 2007, the exercise price shown is the closing price of Millipore Common Stock on February 14, 2007. For options granted on August 15, 2007, the exercise price is the closing price of Millipore Common Stock on August 14, 2007.

(6) The exercise price shown is the closing price of Millipore Common Stock on the effective date of the grant ("Grant Date").

(7) The amounts shown are calculated using an option exercise price or restricted stock unit base price consistent with the 1999 Plan definition of "Fair Market Value" (as discussed in footnote 5 to this table). All other assumptions used in the calculation of these amounts are included in footnote 12 to the Company's audited financial statements for the fiscal year ended December 31, 2007 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2008.

Outstanding Equity Awards at December 31, 2007

The following table contains certain information with respect to the value of all unexercised or unvested equity awards (stock options and restricted stock units) previously awarded to the executive officers named above during 2007 and prior years under the Millipore Corporation 1999 Stock Incentive Plan.

	OPTION AWARDS (1)					STOCK AWARDS (2)	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Martin D. Madaus	2/25/2007					18,272	1,337,145
	2/15/2007	—	49,385	74.63	2/15/2017		
	2/15/2006	12,500	37,500	66.79	2/15/2016	13,333	975,709
	1/1/2005	75,000	75,000	49.81	1/1/2015	7,756	567,584
Kathleen B. Allen	2/25/2007					5,316	389,025
	2/15/2007	—	14,367	74.63	2/15/2017		
	2/15/2006	4,353	13,058	66.79	2/15/2016	4,643	339,775
	12/1/2004	12,500	12,500	48.72	12/1/2014	—	—
Charles F. Wagner, Jr.	8/15/2007	—	2,931	73.10	8/15/2017	1,026	75,083
	2/25/2007					5,648	413,321
	2/15/2007	—	15,265	74.63	2/15/2017		
	2/15/2006	3,349	10,044	66.79	2/15/2016	3,571	261,326
	12/1/2004	24,500	8,750	48.72	12/1/2014		
	2/12/2004	45,000	—	51.99	2/12/2014		
Dominique Baly	2/25/2007					5,316	389,025
	2/15/2007	—	14,367	74.63	2/15/2017		
	2/15/2006	3,349	10,044	66.79	2/15/2016	3,571	261,326
	12/1/2004	37,500	12,500	48.72	12/1/2014	—	—
	2/12/2004	45,000	—	51.99	2/12/2014	—	—
	12/5/2001	79,163	—	53.90	12/5/2011	—	—
Jean-Paul Mangeolle	2/25/2007					5,648	413,321
	2/15/2007	—	15,265	74.63	2/15/2017		
	10/20/2005	6,750	6,750	60.85	10/20/2015	3,000	219,540
	12/1/2004	11,250	3,750	48.72	12/1/2014	—	—
	2/12/2004	14,000	—	51.99	2/12/2014	—	—
	5/20/2002	6,220	—	42.75	5/20/2012	—	—
	4/29/2002	12,500	—	39.32	4/29/2012	—	—
Peter C. Kershaw	2/25/2007					5,648	413,321
	2/15/2007	—	15,265	74.63	2/15/2017		
	2/15/2006	3,572	10,714	66.79	2/15/2016	3,809	278,743
	12/1/2004	8,750	8,750	48.72	12/1/2014	—	—
	2/12/2004	30,000	—	51.99	2/12/2014	—	—

(1) The Compensation Committee determines the size and type of awards of stock options granted to each participant and sets forth the terms, conditions and limitations applicable to the awards. Dr. Madaus and Mr. Mangeolle were the only executive officers named in the Summary Compensation Table who were granted stock options in 2005. Equity incentive adjustments for 2005 for all other executive officers occurred in December 2004. Except with respect to stock options granted in 2004, stock options granted become

exercisable in annual cumulative increments of 25% commencing on the first anniversary of the date of grant. Stock options granted in 2004 become exercisable as follows: 50% on the date of grant; 25% on the third anniversary of the date of grant and 25% on the fourth anniversary of the date of grant. All stock options expire no later than 10 years after the date of grant.

(2) Restricted stock units granted prior to 2007 vest as follows: 20% on the first anniversary of the date of grant; 30% on the second anniversary of the date of grant and 50% on the third anniversary of the date of grant. Restricted stock units granted on February 25, 2007 vest 100% on February 15, 2010. All restricted stock units granted in 2007, with the exception of those granted on February 25, 2007, vest 100% on the third anniversary of the date of grant. Restricted stock units are payable in stock, or cash, at the sole discretion of Millipore, measured by the value of the stock on the date the units vest. Dr. Madaus was awarded 7,756 shares of restricted stock upon his employment by the Company on January 1, 2005. All shares of restricted stock awarded to Dr. Madaus in 2005 will vest on January 1, 2009. Upon his election as Vice President of Millipore in October 2005, Mr. Mangeolle was awarded 6,000 restricted stock units. Upon his appointment as Vice President and CFO of Millipore in August 2007, Mr. Wagner was awarded 1,026 shares of restricted stock. The market value of the shares of restricted stock/restricted stock units has been determined by multiplying the number of shares/units by the closing price of Millipore Common Stock on December 31, 2007 ($73.18).

Aggregate Option Exercises and Stock Vested in Fiscal Year 2007

The following table shows, as to those executive officers of Millipore listed in the Summary Compensation Table above, information with respect to stock options exercised during 2007, and vesting of restricted stock units awarded in 2007 and prior years under the Millipore Corporation 1999 Stock Incentive Plan.

	Option Awards		**Stock Awards**	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Martin D. Madaus	—	—	3,334	$248,816
Kathleen B. Allen	238,090	$7,250,789	1,161	$ 86,645
Charles F. Wagner, Jr.	10,000	$ 396,499	894	$ 66,719
Dominique F. Baly	43,273	$1,697,531	894	$ 66,719
Jean-Paul Mangeolle	20,000	$ 887,384	1,800	$130,482
Peter C. Kershaw	15,000	$ 370,650	953	$ 71,122

(1) Measured by the difference between the exercise price of the option and the fair market value of Millipore Common Stock on the date of exercise (prior to the payment of taxes).

(2) The value of restricted stock units is determined by multiplying the number of restricted stock units by the closing price of Millipore Common Stock on the date the restricted stock units vest.

Pension Benefits

The table below shows the estimated annual benefits payable in 2007 under the Retirement Plan for Employees of Millipore Corporation ("Retirement Plan"), a tax-qualified defined benefit offset plan and the Supplemental Retirement Plan, a component of the Supplemental Savings and Retirement Plan for Key Employees of Millipore Corporation, a non-qualified plan.

As previously disclosed, on October 26, 2006, Millipore's Board of Directors approved amendments to the Retirement Plan and Participation Plan to freeze benefits under the Retirement Plan effective December 31, 2006 and to discontinue annual contributions to the Participation Plan on January 1, 2007. As of December 31, 2006, Participants were 100% vested in their benefits under the Participation Plan and Retirement Plan. The amendments also effectively froze certain benefits under the Supplemental Participation Plan and the Supplemental Retirement Plan effective December 31, 2006. Due to the benefit freeze under the Retirement Plan and Supplemental Retirement Plan, compensation and service earned by employees after December 31, 2006 does not affect their frozen benefits. In addition, changes in account balances under the Participation Plan and the Supplemental Participation Plan subsequent to December 31, 2006 do not affect employees' frozen benefits under the Retirement Plan and Supplemental Retirement Plan.

As part of the amendments to the Retirement Plan and Participation Plan, all participants, including the named executive officers, were provided a one-time final opportunity in 2007 to transfer account balances in the Participation Plan to the Retirement Plan for the purpose of purchasing an additional benefit under the terms of the Retirement Plan. This transfer option did not apply to the Supplemental Retirement Plan. The amendments also prohibited, with the exception of the final one-time transfer opportunity, employees from transferring account balances in the Participation Plan to the Retirement Plan in the future. None of the named executive officers elected to make this transfer.

The Retirement Plan is a tax-qualified defined benefit "floor" plan which is designed to coordinate with the benefits available to participants under the Participation Plan, a tax-qualified defined contribution plan, to provide a minimum level of retirement benefits to eligible U.S. employees. A U.S. employee was eligible to participate in the Retirement Plan after one year of service with Millipore and had a fully vested and non forfeitable interest in his accrued benefit under the Retirement Plan upon completion of five years of service. A U.S. employee was eligible to participate in the Participation Plan and to receive annual Millipore contributions after two years of service with Millipore.

An eligible employee receives benefits under the Retirement Plan to the extent that the benefits under the Participation Plan are inadequate to provide the minimum level of benefits specified by the Retirement Plan. The minimum level of benefit under the Retirement Plan is based on the following formula: 30% of average compensation, plus 13.5% of average compensation in excess of covered compensation, multiplied by the ratio of years of service over 30, not to exceed 1.

The minimum benefit determined above is offset by the annuity equivalent of the Participation Plan account balance to determine the benefit, if any, payable from the Retirement Plan. Average compensation reflects the highest average compensation over a consecutive five-year period in the 15 years preceding retirement (which compensation is computed in the same manner as the cash compensation amounts set forth in the Summary Compensation Table).

The Retirement Plan provides for unreduced retirement at age 62 with at least 10 years of service, and for reduced retirement benefits after age 55 with at least 10 years of service. The benefit is reduced by 6% for each year that commencement precedes age 62. In addition, participants with vested benefits may receive the actuarial equivalent of their vested benefit at any time following termination. Currently Mr. Baly is eligible for early retirement under the Retirement Plan.

Dr. Madaus is eligible to receive a benefit from the Retirement Plan and the Supplemental Retirement Plan as he has not met the eligibility requirements for participation in the Participation Plan and the Supplemental

Participation Plan. Mr. Kershaw is eligible to receive a benefit from the Retirement Plan and the Supplemental Retirement Plan as the Participation Plan and Supplemental Participation Plan do not provide the minimum level of benefit as defined in the Retirement Plan and the Supplemental Retirement Plan. Mr. Baly is eligible to receive a benefit from the Supplemental Retirement Plan as the Supplemental Participation Plan does not provide the minimum level of benefit as defined in the Supplemental Retirement Plan. However, Mr. Baly is not eligible to receive a benefit from the Retirement Plan as his benefit under the Participation Plan exceeds the minimum benefit under the Retirement Plan. For Ms. Allen, Mr. Wagner and Mr. Mangeolle, the benefit under the Participation Plan and the Supplemental Participation Plan exceeds the minimum benefit under the Retirement Plan and the Supplemental Retirement Plan; thus no benefit is payable from the Retirement Plan or the Supplemental Retirement Plan.

The benefits set forth in the Table below represent the value of the benefit payable under the Retirement Plan based on the assumptions noted below.

Name	Plan Name	Years of Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payment During The Last FY ($)
Martin D. Madaus	Retirement Plan	2.0	$ 24,513	$0
	Supplemental Retirement Plan	2.0	$113,326	$0
Kathleen B. Allen	Retirement Plan	23.0	$ 0	$0
	Supplemental Retirement Plan	23.0	$ 0	$0
Charles F. Wagner, Jr.	Retirement Plan	4.0	$ 0	$0
	Supplemental Retirement Plan	4.0	$ 0	$0
Dominique F. Baly	Retirement Plan	18.5	$ 0	$0
	Supplemental Retirement Plan	18.5	$ 15,434	$0
Jean-Paul Mangeolle	Retirement Plan	8.7	$ 0	$0
	Supplemental Retirement Plan	8.7	$ 0	$0
Peter C. Kershaw	Retirement Plan	2.9	$ 23,950	$0
	Supplemental Retirement Plan	2.9	$ 3,526	$0

(1) The "Present Value of Accumulated Benefit" is the present value as of December 31, 2007 of the annual pension benefit earned as of December 31, 2007 payable under a plan for the executive's life beginning on the date on which the named executive officer may commence an unreduced pension under the respective plan, reflecting current credited service, current Five Year Average Compensation, and current statutory benefit and pay limits. Certain assumptions were used to determine the estimated present values: (a) FAS 87 Measurement Date, December 31, 2007; (b) Discount Rate, 6.50%; (c) Mortality, RP-2000 mortality with separate rates for males and females projected to 2005; (d) Earliest unreduced retirement age, 62; (e) The annuity equivalent of the Participation Plan benefit is defined in the Plan and is based on an 8.5% interest rate and UP84 mortality, subsequent to age 65. These assumptions are consistent with those used for financial statement purposes under FAS 87 except that the named executive officer is assumed to continue to be employed until the assumed retirement age (i.e., there will be no assumed termination for any reason, including death or disability). The years of credited services were frozen as of December 31, 2006.

Non-Qualified Deferred Compensation

The following table provides information on compensation deferred by the named executive officer into the Supplemental Participation Plan and Supplemental Savings Plan, and the Non-Qualified Deferred Compensation Plan.

Millipore maintains a supplemental unfunded non-qualified excess benefit plan, a component of the Supplemental Savings and Retirement Plan for Key Employees of Millipore Corporation, to operate in conjunction with the Company's tax-qualified plans (i.e., Retirement Plan, Participation Plan and Savings (section 401(k)) Plan to provide certain "key" employees (10 persons) with the benefits such employees would otherwise be entitled to receive under the tax-qualified plans except for the limitations and restrictions imposed by the Internal Revenue Code (the "Code") limiting the amount of retirement benefits and deferred compensation that may be received under the Company's tax-qualified plans. The non-qualified Supplemental Retirement Plan and the Supplemental Participation Plan provide these employees with benefits equal to the benefits such employees would be entitled to receive under the terms of the tax-qualified Retirement and Participation Plans (see above) if the benefits payable from those plans were not limited by the provisions of the Code. The Supplemental Savings Plan allows for supplemental salary deferrals and provides employer "matching" contributions for those deferrals. Employer "matching" contributions under the Supplemental Savings Plan are the same as the Savings Plan, 100% match of the first 6% of compensation contributed without regard to years of service. Participant-directed investments include substantially all of the investment vehicles provided under the tax-qualified savings plan (including a Millipore Stock Fund). Executive Officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, may not effect an intraplan transfer of Millipore Common Stock (including deferred compensation stock units) more than once in any six month period. In the event of a Participant's termination of employment, distributions from the Supplemental Savings Plan are made on the same basis as under the tax-qualified plans.

The Millipore Corporation 2000 Deferred Compensation Plan for Senior Management ("Deferred Compensation Plan") provides that certain members of senior management may elect to defer a portion of the Incentive Plan bonus (including cash awards received in 2008 for fiscal 2007 performance), if any, and a portion of base compensation (not to exceed 50%), until retirement, termination of employment or the passage of a period of time (not less than three years), except that withdrawal of funds is permitted in the event of an unexpected financial emergency, subject to such limitations as may be imposed by Section 409A of the Internal Revenue Code. Amounts deferred under the Deferred Compensation Plan remain assets of the Company and subject to the claims of creditors in the event of the Company's insolvency. A participant may elect to invest amounts deferred among substantially all of the investment vehicles available to participants in the Company's Savings (Section 401(k)) Plan, except that the Company does not provide any "matching" contributions for amounts deferred under this Plan.

Compensation deferred by executive officers under either the Supplemental Savings Plan or the Deferred Compensation Plan is included as "Salary" in the "Summary Compensation Table" in the year in which the compensation is deferred.

Name	**Executive Contribution in Last FY ($)(1)**	**Registrant Contributions in Last FY ($)(2)**	**Aggregate Earnings in Last FY ($)(3)**	**Aggregate withdrawals/ distributions ($)**	**Aggregate Balance at Last FYE ($)(4)**
Martin D. Madaus	$602,250	$39,365	$75,207	—	$ 831,164
Kathleen B. Allen	$ 67,691	$31,124	$24,588	—	$ 725,881
Charles F. Wagner, Jr.	$ 31,797	$21,999	$ 6,458	—	$ 129,167
Dominique F. Baly	$189,271	$32,515	$96,454	—	$1,359,800
Jean-Paul Mangeolle	$108,405	$27,850	$29,503	—	$ 396,652
Peter C. Kershaw	$ 64,279	$27,265	$11,198	—	$ 240,164

(1) Amounts shown have been included in the column "Salary" in the Summary Compensation Table.

(2) Amounts shown have been included in the column "All Other Compensation" in the Summary Compensation Table. Total amounts include Millipore's contribution in 2007 to the non-qualified Supplemental Retirement Plan account for each of the named executive officers for 2006.

(3) Amounts shown reflect aggregate investment returns on compensation deferred in 2007 and prior years. Assets are invested in U.S. equities and bonds, benchmarked against the S&P 500 Index and the Lehman Brothers U.S. Government Index, respectively (the "Fund"). The Fund is managed by a third party investment manager. Earnings are posted to the Fund, and hypothetical earnings are credited to the unfunded, non-qualified Supplemental Participation Plan. The annual rate of return on the Fund for 2007 was 3.28%. Distributions from the Supplemental Participation Plan are in the form of a lump sum or installment payments, subject to the limitations of Section 409A of the Internal Revenue Code.

The Savings Plan offers 14 participant-directed investment vehicles, including a Millipore Stock Fund. Earnings (investment gains/losses) on each investment are posted to participant accounts by a third party administrator.

The Supplemental Savings Plan is comprised of substantially all of the participant-directed investment vehicles provided under the tax-qualified plan; earnings (investment gains/losses) are calculated using the methodology described above. Participant accounts in the Millipore Stock Fund through the Supplemental Retirement Plan are credited with deferred compensation stock units (in lieu of shares of Millipore Common Stock) on the last business day of each month, based on the average closing price of Millipore Common Stock during that month.

Following are the participant-directed investment vehicles provided under the supplemental unfunded non-qualified Section 401(k) plan, and the annual rate of return for each fund for 2007: T. Rowe Price Stable Value Fund, 4.47%; PIMCO Total Return, 9.10%; American Europacific Growth Fund, 18.87%; T. Rowe Price Balanced Fund, 7.18%; Calamos Growth Fund A, 23.26%; Dodge and Cox Stock Fund, 0.14%; T. Rowe Price Equity Index Fund, 5.43%; T. Rowe Price Growth Stock Fund, 10.37%; T. Rowe Price Mid-Cap Value Fund, 0.60%; Oppenheimer Developing Markets, 33.86%; Royce Low Price Stock Fund, 2.32%; Third Avenue Real Estate Value Fund, -8.35%; Wasatch Small Cap Growth Fund, 8.36%; and Millipore Stock Fund, 9.88%.

The Deferred Compensation Plan provides the same participant-directed investment selections as are provided in the supplemental unfunded non-qualified Section 401(k) Plan, with the exception of the Millipore Stock Fund, which is not available under the Deferred Compensation Plan. The calculation of earnings is based on the same methodology described for the supplemental non-qualified Section 401(k) plan.

(4) Aggregate balances for Dr. Madaus, Ms. Allen, Mr. Baly, and Mr. Mangeolle include amounts of $742,150, $545,047, $1,075,183, and $214,489, respectively, which were reported as compensation in the Summary Compensation Table for 2007 and for prior years in which the executive officer was a named executive officer. Aggregate balances for Mr. Wagner and Mr. Kershaw include amounts of $53,796 and $91,544, respectively, which are reported as compensation in the 2007 Summary Compensation Table.

Potential Payments Upon Termination or Change of Control

The tables below reflect the amount of compensation that would be paid to each of the named executive officers of the Company in the event of termination of such executive's employment for the following reasons: involuntary for Cause; involuntary without Cause/voluntary for Good Reason; involuntary without Cause with a change in control (referred to in the tables below as "involuntary without Cause (with CIC)"); disability; death and voluntary resignation or retirement. The amounts shown assume that termination of the executive officer's employment was effective as of December 31, 2007, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination.

The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company. Equity values reflect the in-the-money value using a $73.18 share price, the price of Millipore Common Stock on December 31, 2007.

Executive Termination Agreements. The Executive Termination Agreement provides that if an impending change of control (as defined in the Executive Termination Agreement) occurs, the executive agrees to remain employed by the Company through the period ending 180 days following the occurrence of any change of control (as defined in the Executive Termination Agreement) or, if earlier, the date on which the Board determines that there is no longer any threat or likelihood of a change of control. Generally, no benefits are payable under the Executive Termination Agreement unless a change of control occurs. If the executive is terminated without cause or terminates with good reason during an impending change of control, the termination will be deemed to have occurred following a change in control if the termination or the circumstances giving rise to good reason are at the direction of a person or entity central to the impending change of control, as defined in the Executive Termination Agreement. The Executive Termination Agreement provides that in the event of the executive's termination of employment within two years following a change of control, unless such termination is by the Company for cause, due to the executive's disability, by reason of the executive's death, or by the executive without good reason (each as defined in the Executive Termination Agreement), the executive is entitled to the following payments and benefits:

- a lump sum severance amount equal to 3.00 (2.00, in the case of all NEOs other than the Chief Executive Officer) times the sum of (1) the current base salary, plus (2) the greater of (a) the average actual bonus earned in respect of the three most recently completed years prior to termination of employment and (b) the target annual bonus for the year in which the termination of employment occurs;
- a pro-rata target annual bonus for the year in which termination of employment occurs; and
- continuation of the Company's standard group employee insurance coverages (e.g., health, dental, disability and life) for the executive and his family for a period of three years (two years for all NEOs other than the Chief Executive Officer), or, if earlier, until the date that the executive receives from another employer not less favorable benefits

The Executive Termination Agreement provides that upon a change of control, unvested equity accelerates only upon a "double trigger" where the executive must be terminated without cause or terminate with good reason. In the event that the surviving corporation or acquiring company refuses to assume or replace outstanding equity, all outstanding stock options become fully vested and immediately exercisable and all restrictions on restricted stock shall lapse. In addition, the executive receives a full gross-up payment for any excise tax imposed under Section 4999 of the Internal Revenue Code, and any taxes, interest and penalties imposed with respect to such excise tax, such that the executive is placed in the same after-tax position as he would have been in had no excise tax been imposed.

Officer Severance Agreements. The Officer Severance Agreements provide the executives with certain severance benefits in the event of a termination of employment in the absence of a change of control. An officer cannot receive duplicate benefits under both the Executive Termination Agreement and the Officer Severance Agreement. In the event of the executive's termination of employment by the Company other than for cause and other than due to the executive's death or disability, the executive is entitled to the following payments and benefits:

- an amount equal to 2.00 (in the case of all NEOs other than the Chief Executive Officer, the severance multiple will be the sum (but not more than 2.00) of (1) one plus (2) the quotient obtained by dividing the number of the executive's full years of service as of the date of termination of employment by 12) times the sum of (a) the current base salary and (b) the annual target bonus for the year in which termination of employment occurs. The executive will receive base salary continuation during the six month period following termination and the remaining severance value will be paid as a lump sum after the six month period.

- a pro-rata target annual bonus for the year in which termination of employment occurs;

- continuation of the Company's standard group employee insurance coverages (e.g., health, dental, disability and life) for the executive and his family as made available to the Company's active employees for a period of two years (in the case of all officers other than the Chief Executive Officer, the period will be the same as the severance multiple, expressed in full and partial years), or, if earlier, until the date that the executive receives from another employer not less favorable benefits;

- outplacement services for the one year period following termination, duration of the severance period. The total value of outplacement services is not to exceed the lesser of 10% of salary plus target bonus, or $50,000.

- For equity awards granted prior to 2007,

    - 50% of the executive's then outstanding unvested stock options shall vest and become exercisable as of the date of termination of employment (and remain exercisable for up to six months thereafter) but in no event later than the originally scheduled expiration date of the stock option; and

    - 50% of the executive's then outstanding shares of restricted stock (and 50% of any other then outstanding unvested equity-based awards) shall vest and any restrictions on such restricted stock shall lapse; and

- For equity awards granted after 2006:

    - 50% of the executive's then outstanding unvested stock options shall vest and become exercisable as of the date of termination of employment

    - For restricted stock or restricted stock units a portion of unvested shares or units will vest at termination and any restrictions shall lapse as outlined below:

        - 25% for shares granted within one year preceding termination

        - 50% for shares granted more than one year, but less than two years prior to termination

        - 75% for shares granted more than two years, but less than three years prior to termination

    - All salary and accrued vacation earned through the date of termination of employment

No benefits are payable under the Officer Severance Agreement in the event the executive's employment is terminated by reason of his voluntary resignation, death or disability or by the Company for cause.

As a condition to receive benefits under both the Executive Termination Agreement and the Officer Severance Agreement, the executive agrees to a non-competition and non-solicitation restriction during the severance period, as defined in the Officer Severance Agreement.

Death and Disability. A termination of employment due to death or disability does not entitle the executive officers to any payments or benefits that are not available to all U.S. employees generally.

For certain executives, the value of pension death benefits exceeds the value of pension benefits under the other termination scenarios. Generally, the Retirement Plan only provides benefits to the extent benefits under the Participation Plan are inadequate to provide the minimum level of benefits specified by the Retirement Plan. However, for purposes of determining the adequacy of Participation Plan benefits, the Retirement Plan provides that Participation Plan benefits are less adequate in pre-retirement death benefit situations than in other types of employee termination. Thus, the Retirement Plan generally provides pre-retirement death benefits that exceed the benefits payable under other termination scenarios. As the pertinent provisions of the Supplemental Retirement Plan and Supplemental Participation Plan mirror the provisions of the Retirement Plan and Participation Plan, respectively, pre-retirement death benefits under the Supplemental Retirement Plan generally exceed the benefits payable from the Supplemental Retirement Plan under other termination scenarios.

Vested Accrued Benefits; Stock Options; Restricted Stock Units

The amounts shown in the tables do not include the payment to the executive officer of vested accrued benefits under the Company's Non-Qualified Deferred Compensation Plans and Supplemental Retirement Plan; and the officer's entitlement to exercise stock options currently vested. Those benefits are shown in the tables captioned: "Outstanding Equity Awards at December 31, 2007"; "Pension Benefits"; and "Non-Qualified Deferred Compensation."

Martin D. Madaus

The following table shows potential incremental payments to Martin D. Madaus, Chairman of the Board, President and Chief Executive Officer of Millipore, upon his termination of employment for the reasons indicated below.

	Involuntary For Cause	Involuntary w/out Cause / Voluntary for Good Reason	Involuntary Without Cause (with CIC)*	Disability	Death	Voluntary Resignation or Retirement
INCREMENTAL BENEFITS DUE TO TERMINATION EVENT						
Cash Severance						
Base Salary + Bonus	$ 0	$ 2,475,000	$ 4,725,000	$ 0	$ 0	$ 0
Pro-rata Target Bonus	$ 0	$ 487,500	$ 487,500	$ 0	$ 0	$ 0
Total Cash Severance	*$ 0*	*$ 2,962,500*	*$ 5,212,500*	*$ 0*	*$ 0*	*$ 0*
Benefits & Perquisites						
Pension	$ 0	$ 0	$ 0	$ 0	$ 3,809	$ 0
Health and Welfare Benefits	$ 0	$ 30,226	$ 45,340	$ 0	$ 0	$ 0
Outplacement	$ 0	$ 50,000	$ 0	N/A	N/A	N/A
Total Benefits & Perquisites	*$ 0*	*$ 80,226*	*$ 45,340*	*$ 0*	*$ 3,809*	*$ 0*
280G Tax Gross-Up	N/A	N/A	$ 2,506,932	N/A	N/A	N/A
Long-Term Incentives						
Gain of Accelerated Stock Options	$ 0	$ 996,188	$ 1,116,000	$ 0	$ 0	$ 0
Value of Accelerated Restricted Stock/Units	$ 0	$ 1,369,820	$ 3,124,420	$ 3,124,420	$ 3,124,420	$ 0
Total Value of Accelerated Equity Grants	*$ 0*	*$ 2,366,008*	*$ 4,240,420*	*$ 3,124,420*	*$ 3,124,420*	*$ 0*
Total Value: Incremental Benefits	***$ 0***	***$5,408,734***	***$12,005,192***	***$3,124,420***	***$3,128,229***	***$ 0***

* The acceleration of long-term incentives upon a CIC does not require a termination of employment. As of December 31, 2006, the acceleration of long-term incentives alone would not result in excise tax under Section 4999 of the Internal Revenue Code.

Kathleen B. Allen

Kathleen B. Allen stepped down as Chief Financial Officer on August 15, 2007, and voluntarily terminated her employment with the Company effective February 18, 2008. As the termination was voluntary, the Officer Severance Agreement that she entered into on November 18, 2003 did not apply to her termination.

Charles F. Wagner, Jr.

The following table shows potential incremental payments to Charles F. Wagner, Jr., Vice President and Chief Financial Officer, upon his termination of employment for the reasons indicated below.

	Involuntary For Cause	Involuntary w/out Cause / Voluntary for Good Reason	Involuntary Without Cause (with CIC)*	Disability	Death	Voluntary Resignation or Retirement
INCREMENTAL BENEFITS DUE TO TERMINATION EVENT						
Cash Severance						
Base Salary + Bonus	$ 0	$ 735,604	$ 1,038,500	$ 0	$ 0	$ 0
Pro-rata Target Bonus	$ 0	$ 184,250	$ 184,250	$ 0	$ 0	$ 0
Total Cash Severance	*$ 0*	*$ 919,854*	*$ 1,222,750*	*$ 0*	*$ .0*	*$ 0*
Benefits & Perquisites						
Pension	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Health and Welfare Benefits	$ 0	$ 20,348	$ 28,726	$ 0	$ 0	$ 0
Outplacement	$ 0	$ 50,000	$ 0	N/A	N/A	N/A
Total Benefits & Perquisites	*$ 0*	*$ 70,348*	*$ 28,726*	*$ 0*	*$ 0*	*$ 0*
280G Tax Gross-Up	N/A	N/A	$ 674,340	N/A	N/A	N/A
Long-Term Incentives						
Gain of Accelerated Stock Options	$ 0	$ 139,220	$ 278,441	$ 0	$ 0	$ 0
Value of Accelerated Restricted Stock/Units	$ 0	$ 285,475	$ 815,152	$ 815,152	$ 815,152	$ 0
Total Value of Accelerated Equity Grants	*$ 0*	*$ 424,695*	*$ 1,093,593*	*$ 815,152*	*$ 815,152*	*$ 0*
Total Value: Incremental Benefits	***$ 0***	***$1,414,897***	***$3,019,409***	***$815,152***	***$815,152***	***$ 0***

* The acceleration of long-term incentives upon a CIC does not require a termination of employment. As of December 31, 2007, the acceleration of long-term incentives alone would not result in excise tax under Section 4999 of the Internal Revenue Code.

Dominique F. Baly

The following table shows potential incremental payments to Dominique Baly, Vice President and President of the Bioscience Division, upon his termination of employment for the reasons indicated below.

	Involuntary For Cause	Involuntary w/out Cause / Voluntary for Good Reason	Involuntary Without Cause (with CIC)*	Disability	Death	Voluntary Resignation or Retirement
INCREMENTAL BENEFITS DUE TO TERMINATION EVENT						
Cash Severance						
Base Salary + Bonus	$ 0	$ 1,039,082	$ 1,039,082	$ 0	$ 0	$ 0
Pro-rata Target Bonus	$ 0	$ 184,353	$ 184,353	$ 0	$ 0	$ 0
Total Cash Severance	*$ 0*	*$ 1,223,435*	*$ 1,223,435*	*$ 0*	*$ 0*	*$ 0*
Benefits & Perquisites						
Pension	$ 0	$ 0	$ 0	$ 0	$ 608,022	$ 0
Health and Welfare Benefits	$ 0	$ 20,524	$ 20,524	$ 0	$ 0	$ 0
Outplacement	$ 0	$ 50,000	$ 0	N/A	N/A	N/A
Total Benefits & Perquisites	*$ 0*	*$ 70,524*	*$ 20,524*	*$ 0*	*$ 608,022*	*$ 0*
280G Tax Gross-Up	N/A	N/A	$ 0	N/A	N/A	N/A
Long-Term Incentives						
Gain of Accelerated Stock Options	$ 0	$ 184,966	$ 369,931	$ 0	$ 0	$ 0
Value of Accelerated Restricted Stock/Units	$ 0	$ 260,631	$ 715,774	$ 715,774	$ 715,774	$ 0
Total Value of Accelerated Equity Grants	*$ 0*	*$ 445,597*	*$ 1,085,705*	*$ 715,774*	*$ 715,774*	*$ 0*
Total Value: Incremental Benefits	***$ 0***	***$1,739,556***	***$2,329,664***	***$715,774***	***$1,323,796***	***$ 0***

* The acceleration of long-term incentives upon a CIC does not require a termination of employment. As of December 31, 2007, the acceleration of long-term incentives alone would not result in excise tax under Section 4999 of the Internal Revenue Code.

Jean-Paul Mangeolle

The following table shows potential incremental payments to Jean-Paul Mangeolle, Vice President and President of the Bioprocess Division, upon his termination of employment for the reasons indicated below.

	Involuntary For Cause	Involuntary w/out Cause / Voluntary for Good Reason	Involuntary Without Cause (with CIC)*	Disability	Death	Voluntary Resignation or Retirement
INCREMENTAL BENEFITS DUE TO TERMINATION EVENT						
Cash Severance						
Base Salary + Bonus	$ 0	$ 1,046,124	$ 1,046,124	$ 0	$ 0	$ 0
Pro-rata Target Bonus	$ 0	$ 185,603	$ 185,603	$ 0	$ 0	$ 0
Total Cash Severance	*$ 0*	*$ 1,231,727*	*$ 1,231,727*	*$ 0*	*$ 0*	*$ 0*
Benefits & Perquisites						
Pension	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Health and Welfare Benefits	$ 0	$ 28,746	$ 28,746	$ 0	$ 0	$ 0
Outplacement	$ 0	$ 50,000	$ 0	N/A	N/A	N/A
Total Benefits & Perquisites	*$ 0*	*$ 78,746*	*$ 28,746*	*$ 0*	*$ 0*	*$ 0*
280G Tax Gross-Up	N/A	N/A	$ 0	N/A	N/A	N/A
Long-Term Incentives						
Gain of Accelerated Stock Options	$ 0	$ 87,476	$ 174,953	$ 0	$ 0	$ 0
Value of Accelerated Restricted Stock/Units	$ 0	$ 366,778	$ 764,585	$ 764,585	$ 764,585	$ 0
Total Value of Accelerated Equity Grants	*$ 0*	*$ 454,254*	*$ 939,538*	*$ 764,585*	*$ 764,585*	*$ 0*
Total Value: Incremental Benefits	***$ 0***	***$1,764,727***	***$2,200,011***	***$764,585***	***$764,585***	***$ 0***

* The acceleration of long-term incentives upon a CIC does not require a termination of employment. As of December 31, 2007, the acceleration of long-term incentives alone would not result in excise tax under Section 4999 of the Internal Revenue Code.

Peter C. Kershaw

The following table shows potential incremental payments to Peter C. Kershaw, Vice President, Global Supply Chain, upon his termination of employment for the reasons indicated below.

	Involuntary For Cause	Involuntary w/out Cause / Voluntary for Good Reason	Involuntary Without Cause (with CIC)*	Disability	Death	Voluntary Resignation or Retirement
INCREMENTAL BENEFITS DUE TO TERMINATION EVENT						
Cash Severance						
Base Salary + Bonus	$ 0	$ 571,253	$ 914,004	$ 0	$ 0	$ 0
Pro-rata Target Bonus	$ 0	$ 162,162	$ 162,162	$ 0	$ 0	$ 0
Total Cash Severance	*$ 0*	*$ 733,415*	*$ 1,076,166*	*$ 0*	*$ 0*	*$ 0*
Benefits & Perquisites						
Pension	$ 0	$ 0	$ 0	$ 0	$ 32,496	$ 0
Health and Welfare Benefits	$ 0	$ 12,633	$ 20,212	$ 0	$ 0	$ 0
Outplacement	$ 0	$ 50,000	$ 0	N/A	N/A	N/A
Total Benefits & Perquisites	*$ 0*	*$ 62,633*	*$ 20,212*	*$ 0*	*$ 32,496*	*$ 0*
280G Tax Gross-Up	N/A	N/A	$ 526,574	N/A	N/A	N/A
Long-Term Incentives						
Gain of Accelerated Stock Options	$ 0	$ 141,244	$ 282,500	$ 0	$ 0	$ 0
Value of Accelerated Restricted Stock/Units	$ 0	$ 277,572	$ 761,804	$ 761,804	$ 761,804	$ 0
Total Value of Accelerated Equity Grants	*$ 0*	*$ 418,816*	*$ 1,044,304*	*$ 761,804*	*$ 761,804*	*$ 0*
Total Value: Incremental Benefits	***$ 0***	***$1,214,864***	***$2,667,256***	***$761,804***	***$794,300***	***$ 0***

* The acceleration of long-term incentives upon a CIC does not require a termination of employment. As of December 31, 2007, the acceleration of long-term incentives alone would not result in excise tax under Section 4999 of the Internal Revenue Code.

Compensation of Non-Employee Directors

Annual compensation for non-employee Directors for 2007 was comprised of the following components: cash compensation, consisting of annual retainer, meeting and committee fees and with respect to Dr. Bishop, fees for rendering services as the Lead Director. Directors were also awarded equity compensation, consisting of non-qualified stock options and restricted stock units granted under the terms of the Millipore Corporation 1999 Stock Incentive Plan (the "1999 Plan"), and non-qualified deferred compensation earnings, as more fully described below. Non-employee Directors are not eligible to participate in Millipore's benefit plans.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)	Total ($)
Daniel Bellus	$64,000	$25,863	$42,301	—	—	$132,164
Robert C. Bishop	$76,500	$25,863	$42,301	$115	—	$144,779
Melvin D. Booth	$81,500	$25,863	$39,590	—	—	$146,953
Rolf A. Classon	$64,000	$25,863	$59,484	—	—	$149,347
Maureen A. Hendricks	$70,750	$25,863	$42,301	$106	—	$139,020
Mark Hoffman	$77,000	$25,863	$42,301	—	—	$145,164
John F. Reno	$87,000	$25,863	$42,301	—	—	$155,164
Edward M. Scolnick	$60,500	$25,863	$42,301	—	—	$128,664
Karen E. Welke	$71,500	$25,863	$42,301	—	—	$139,664

(1) On February 14, 2008, the Board approved certain changes to the cash compensation for Board and committee services by directors (other than directors who are employees of the Company), to become effective for the next quarterly payment. Each non-employee Director shall receive a fixed annual retainer of $60,000 (increased from $48,000), and is entitled to receive additional annual compensation for services on a committee. The non-employee Lead Director of the Board shall, in addition to the base annual fee, receive an annual fee of $35,000 (unchanged) for such service. Members of the Audit and Finance Committee shall receive an annual fee of $18,000 (unchanged). Members of the Management Development and Compensation Committee shall receive an annual fee of $12,000 (unchanged). Members of the Governance and Public Policy Committee and the Technology Committee shall receive an annual fee of $8,000 (unchanged) for each committee membership. The chair of the Audit and Finance Committee shall, in addition to the base annual fee, receive an annual fee of $15,000 (increased from $10,000). The chair of the Management Development and Compensation Committee shall, in addition to the base annual fee, receive an annual fee of $10,000 (increased from $5,000). The chair of each of the Governance and Public Policy Committee and the Technology Committee shall, in addition to the base annual fee, receive an annual fee of $7,500 (increased from $5,000). Board and committee fees are paid quarterly. Dr. Madaus receives no additional compensation for services as a Director.

(2) The amounts included in the "Stock Awards" column represent the dollar amount recognized for financial statement reporting purposes, in accordance with FAS 123R (prior to consideration of forfeitures), for stock awards granted in fiscal 2007 and prior years. For a discussion of valuation assumptions, see footnote 12 to the Company's 2007 Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 28, 2008. In February 2006, the Board of Directors approved an amendment to the Millipore Corporation

1999 Stock Incentive Plan, approved by the shareholders at the 2006 Annual Meeting, to permit awards of equity incentive compensation (stock options, stock appreciation rights ("SARS") and stock units (including restricted stock units)) to non-employee Directors under the 1999 Plan. The Board of Directors also approved awards to non-employee Directors effective upon shareholder approval of the amendments, as follows: Each newly elected non-employee Director shall be awarded 1,650 restricted stock units on the date of his or her first election. Following the initial award, each non-employee Director shall automatically be awarded 825 restricted stock units at the Board of Directors meeting following an Annual Meeting of Shareholders, provided such individual is then a non-employee Director. On December 31, 2007, each director named above held 1,443 restricted stock units. The Grant Date Fair Value of restricted stock units awarded to each director during 2007 was $62,766.

(3) The amounts included in the "Option Awards" column represent the dollar amount recognized for financial statement reporting purposes, in accordance with FAS 123R (prior to consideration of forfeitures), for stock option awards granted in fiscal 2007 and prior years. For a discussion of valuation assumptions, see footnote 12 to the Company's 2007 Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 28, 2008. In February 2006, pursuant to the amendment to the 1999 Plan discussed above, the Board of Directors approved grants of stock options to each non-employee Director, as follows: Each newly elected non-employee Director shall be awarded options covering 5,000 shares of Common Stock on the date of his or her first election. Following the initial grant, each non-employee Director shall automatically be awarded options covering 2,500 shares of Common Stock at the Board of Directors meeting following an Annual Meeting of Shareholders, provided such individual is then a non-employee Director. The Grant Date Fair Value of options granted to each director during 2007 was $65,619. On December 31, 2007, directors held options to purchase shares of Millipore Corporation Common Stock as follows: Dr. Bellus, 21,923 shares; Dr. Bishop, 23,548 shares; Mr. Booth, 12,500 shares; Mr. Classon, 10,000 shares; Mrs. Hendricks, Mr. Hoffman and Mr. Reno, 23,548 shares, each; Dr. Scolnick, 19,024 shares; and Ms. Welke, 16,500 shares.

(4) The amounts included represent above-market earnings on compensation deferred on a basis that is not tax-qualified for Dr. Bishop and Mrs. Hendricks.

Certain Relationships and Related Transactions

Millipore has adopted a code of ethics that applies to our principal executive officer, our principal financial officer, and our principal accounting officer, as well as to our other employees. This code of ethics consists of our Corporate Compliance Policy, our Employee Code of Conduct and our Rules of Conduct. Millipore has also adopted a Director Code of Conduct that applies to each director. Millipore has adopted these codes in order to maintain the highest standards of business and professional conduct and ethical integrity reflect and promote Millipore's core values. (These documents are located on the Millipore website: **www.millipore.com**) The codes describe Millipore's expectation that all officers and employees who may have a potential or apparent conflict of interest to notify the General Counsel. Further, to identify related person transactions, each year, Millipore requires its directors and officers to complete a questionnaire identifying any transactions with us in which the officer or director or their family members have an interest. In assessing such transactions, the Board of Directors and/or the applicable, authorized committee are guided by the New York Stock Exchange rules on director independence, the statutory provisions in the Sarbanes-Oxley Act of 2002 relating to the independence of directors and pertinent SEC rules. In determining whether to approve or ratify an interested transaction, the Board of Directors or the applicable, authorized committee takes into account such factors as they deem appropriate, which may include whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

Rolf A. Classon, a Director of Millipore since December 2005, retired as Chairman and President of Bayer Healthcare LLC in July 2004. He is currently a member of the Supervisory Board of Bayer Healthcare AG. During 2007, Bayer AG (including Bayer Healthcare LLC) purchased a total of $17.7 million of products from Millipore. The relationship between Millipore and Bayer predates Mr. Classon's election as a Director. Purchases by Bayer AG (including Bayer Healthcare LLC) do not exceed the independence thresholds contained in the listing standards. The Board has considered the nature of Mr. Classon's relationship and has determined that they do not compromise the ability of Mr. Classon to be independent of management, nor does this relationship affect the "independence" of Mr. Classon under applicable regulations of the Securities Exchange Act of 1934, as amended, and the NYSE listing standards applicable to corporate governance.

The Governance and Public Policy Committee has agreed to pay Mr. Reno $13,290.60 to reimburse him for losses resulting from administrative errors in the exercise of certain of his stock options.

During 2007, Millipore expended approximately $465,000 for hotel accommodations and business functions at one or more hotels located in close proximity to its wholly-owned subsidiary Millipore SAS in Molsheim, France. These hotels are owned by a brother of Dominique F. Baly, a Vice President of Millipore.

Ownership of Millipore Common Stock

Management Ownership of Millipore Common Stock

The following table sets forth information concerning the number of shares of Millipore Common Stock, $1.00 par value, beneficially owned, directly or indirectly, by each Director or nominee; each of the five most highly compensated executive officers and all directors and executive officers as a group on March 10, 2008. This information is based on information provided by each Director, nominee and executive officer and the listing of such securities is not necessarily an acknowledgment of beneficial ownership. Unless otherwise indicated by footnote, the Director, nominee or officer held sole voting and investment power over such shares.

Name of Beneficial Owner	Amount and Nature of Shares Beneficially Owned (1)	% of Class
Kathleen B. Allen	19,455	*
Dominique F. Baly	39,255	*
Daniel Bellus	19,515	*
Robert C. Bishop	27,194	*
Melvin D. Booth	9,370	*
Rolf A. Classon	4,995	*
Maureen A. Hendricks	26,032	*
Mark Hoffman	42,834	*
Peter C. Kershaw	51,406	*
Martin D. Madaus	164,904	*
Jean-Paul Mangeolle	59,207	*
John F. Reno	29,546	*
Edward M. Scolnick	16,780	*
Charles F. Wagner, Jr.	81,733	*
Karen E. Welke	13,370	*
All Directors and Executive Officers as a Group (21 persons including those listed above)	800,023(2)	

* None of these officers or directors owns as much as 1.0% of Millipore Common Stock.

(1) Included in the shares listed as beneficially owned are (i) shares subject to stock options under the Millipore Corporation 1999 Stock Incentive Plan (and the predecessor 1989 and 1999 Stock Option Plans for non-employee Directors), which the following non-employee Directors have the right to acquire within 60 days of March 10, 2008: Dr. Bellus, 18,173 shares; Mr. Booth, 8,750 shares; Mr. Classon, 4,375 shares; Dr. Bishop, Mrs. Hendricks and Messrs. Hoffman and Reno, 17,536 shares, respectively; Dr. Scolnick, 15,274 shares; and Ms. Welke, 12,750 shares; and the vesting of 413 restricted stock units to each of the named non-employee Directors; (ii) shares subject to stock options under the Millipore Corporation 1999 Stock Incentive Plan which the following executive officers have the right to acquire within 60 days of March 10, 2008: Dr. Madaus, 149,847 shares; Ms. Allen, 12,298 shares; Mr. Wagner, 80,014 shares, Mr. Baly, 10,289 shares; Mr. Mangeolle, 54,537 shares; and Mr. Kershaw, 49,711 shares. Included in the shares listed as beneficially owned are deferred compensation phantom stock units ("Purchased Units") credited to the accounts of the following

non-employee Directors: Dr. Bellus, 721.80 units; Dr. Bishop, 4,677.17 units; Mrs. Hendricks, 6,376.46 units; Mr. Hoffman, 2,887.8 units; Mr. Reno, 9,010.11 units and Dr. Scolnick, 885.67 units. Prior to June 2002, non-employee directors could elect to defer all or any portion of their fees into Purchased Units (based upon 100% of the fair market value of Millipore Common Stock on the conversion dates specified in the agreements as well as purchased units equivalent to dividends declared on Millipore stock prior to June 2002). Purchased Units are payable only in cash upon the Director's retirement or earlier termination of service from the Board of non-employee Directors or in the event of a merger, consolidation, statutory share exchange, sale of assets or other corporate transaction. The Board voted to discontinue the deferral of non-employee Directors' fees into Purchased Units in June 2002.

(2) Includes 669,566 shares subject to acquisition by Officers and non-employee Directors within 60 days of March 10, 2008 ("Record Date") through the exercise of stock options and the vesting of restricted stock units. The foregoing aggregate figure represents approximately 1.4% of the issued and outstanding stock on the Record Date (approximately 55,733,000 shares), adjusted to include the number of options exercisable and vesting of Restricted Stock Units within 60 days of the Record Date for each beneficial owner whose ownership is being reported.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Millipore's directors and officers and persons who own more than 10 percent of Millipore's Common Stock to file with the Securities and Exchange Commission and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of Millipore Common Stock. Millipore is required to disclose in its proxy statement any failure to file these reports by the required due dates. Millipore believes that all of its directors, officers and 10 percent shareholders complied with these filing requirements for the fiscal year 2007, with the following exceptions. Charles F. Wagner, Jr. reported on May 22, 2007 that he disposed of 0.744 shares of Millipore Common Stock on May 11, 2007. Anthony L. Mattacchione, Millipore's Principal Accounting Officer, reported on December 3, 2007 the grant of 2,424 employee stock options on February 15, 2007, the grant of 1,900 restricted stock units on February 25, 2007, and the vesting of 196 restricted stock units on April 12, 2007. Millipore has relied solely on written representations of its directors and officers and copies of the reports they have filed with the Securities and Exchange Commission.

Other Principal Holders of Millipore Common Stock

As of March 10, 2008 the following persons are believed by Millipore to be the beneficial owners of more than 5% of Millipore Common Stock, Millipore's only class of voting securities, based upon information received from the above beneficial owners and Schedule 13G reports filed with the Securities and Exchange Commission.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
MASSACHUSETTS FINANCIAL SERVICES COMPANY 500 Boylston Street – 15th Floor Boston, MA 02116	2,829,376(1)	5.2%
PRIMECAP MANAGEMENT COMPANY 225 South Lake Avenue, Ste. 400 Pasadena, CA 91101	4,955,025(2)	9.08%
SELECT EQUITY GROUP INC. 380 Lafayette Street New York, NY 10003	4,760,697(3)	8.72%

(1) Of the shares reported as beneficially owned by MASSACHUSETTS FINANCIAL SERVICES COMPANY, it has sole voting power with respect to 2,829,376 of such shares and sole dispositive power with respect to all of such shares.

(2) Of the shares reported as beneficially owned by PRIMECAP MANAGEMENT COMPANY, a registered investment company, it has sole power to vote or direct the vote of 888,275 of such shares and sole power to dispose of or to direct the disposition of all of such shares. Of the total number of shares reported by PRIMECAP MANAGEMENT, VANGUARD CHESTER FUNDS – VANGUARD PRIMECAP FUND of Malvern, PA reports as beneficially owned 2,820,000 shares over which it has sole power to vote or direct the vote of such shares (5.16% of class).

(3) Of the shares reported as beneficially owned by SELECT GROUP, INC. ("SELECT"), SELECT OFFSHORE ADVISORS, LLC ("SELECT OFFSHORE") and GEORGE S. LOENING, controlling shareholder of SELECT and SELECT OFFSHORE ("LOENING"), SELECT has sole voting power and sole dispositive power with respect to 3,643,718 of such shares; SELECT OFFSHORE has sole voting power and sole dispositive power with respect to 1,116,979 of such shares; and LOENING has sole voting power and sole dispositive power with respect to all of such shares.

ADOPTION OF THE MILLIPORE CORPORATION 2008 STOCK INCENTIVE PLAN

Based on a recommendation from the Management Development and Compensation Committee, the Board of Directors (the "Board") adopted, subject to shareholder approval, the Millipore Corporation 2008 Stock Incentive Plan (the "2008 Plan"). The Board has approved the 2008 Plan as a plan that generally contains the same terms as the Millipore Corporation 1999 Stock Incentive Plan, as amended (the "1999 Plan"), but that includes updates to reflect current best practices, changes in law, changes in accounting rules with respect to equity compensation plans and revisions to provide the committee that administers the 2008 Plan (the "Committee") with additional flexibility. The 2008 Plan would replace and supersede the 1999 Plan, except that awards granted under the 1999 Plan prior to May 8, 2008, would remain in effect. Set forth below is a summary of the 2008 Plan, which is qualified in its entirety by the specific language of the 2008 Plan. Unless specifically noted, the terms of the 2008 Plan are generally the same as the 1999 Plan. A copy of the 2008 Plan is attached to this Proxy Statement as Appendix A. As of March 10, 2008, the closing price of a share of the Company's Common Stock ("Share") in consolidated trading of New York Stock Exchange-listed securities was $67.25.

Description of the 2008 Plan

The purpose of the 2008 Plan is to advance the interests of the Company and its subsidiaries by enhancing the Company's ability to (i) attract and retain key employees and other persons (including non-employee directors of the Company) who are in a position to make significant contributions to the success of the Company and its subsidiaries, (ii) reward such employees and other persons for such contributions and (iii) encourage such employees and other persons to take into account the long-term interests of the Company and its subsidiaries through ownership of Shares. There are approximately 600 employees (including executive officers) who currently participate in the 1999 Plan. Therefore, based on past practice of granting equity-based awards, it is expected that awards would be generally limited to approximately 600 employees. However, in the future, equity-based awards may be granted to a broader group of employees.

The 2008 Plan would be effective as of the date of its approval by the shareholders of the Company and would terminate on the tenth anniversary of such approval, subject to earlier termination by the Board. The maximum aggregate number of Shares that may be delivered under the 2008 Plan is equal to (A) 4,000,000 plus (B) any Shares that remain available under the 1999 Plan, including Shares with respect to awards granted under the 1999 Plan that are forfeited following the date that the 2008 Plan is approved by the Company's shareholders, of which the maximum number of Shares that would be permitted to be delivered pursuant to ISOs granted under the 2008 Plan would be 4,000,000. As of March 10, 2008, a total of 1,157,039 Shares remained available for future awards under the 1999 Plan. As of that date, 2,729,979 Shares were subject to outstanding options and 725,952 Shares were subject to outstanding restricted stock units. The types of awards that the Company may grant under the 2008 Plan include, in addition to options and restricted stock, stock appreciation rights, or SARs, and stock units (including restricted stock units). The Committee may condition the grant or vesting of awards on the satisfaction of performance conditions. Each Share with respect to which an option is granted under the 2008 Plan would reduce the number of Shares available for delivery under the 2008 Plan by one Share. Each Share with respect to which a stock-settled SAR is granted under the 2008 Plan would reduce the number of Shares available for delivery under the 2008 Plan by one Share, regardless of the number of Shares actually delivered upon settlement of such stock-settled SAR. Each Share with respect to which any other stock-settled award is granted under the

2008 Plan would reduce the number of Shares available for delivery under the 2008 Plan by 2.18 Shares. In this respect, the 2008 Plan is different from the 1999 Plan, which provides that each Share with respect to which a stock-settled award (other than an option or stock-settled SAR) is granted under the 2008 Plan would reduce the number of Shares available for delivery under the 1999 Plan by 1.9 Shares.

Shares delivered under the 2008 Plan would be authorized but unissued Shares or Shares purchased in the open market or otherwise. If any award is canceled, forfeited, expires or terminates without the issuance of all Shares subject thereto, or is settled in cash, the number of Shares subject to such award that were not issued with respect to such award would not be treated as issued under the 2008 Plan and would be available for future awards. However, Shares exchanged by a participant or withheld from a participant as full or partial payment to the Company of the exercise price or the tax withholding upon exercise or payment of an award would not be available for future issuance under the 2008 Plan.

Subject to adjustments for changes in capitalization, the maximum number of Shares for which awards may be granted to any participant in any calendar year under the 2008 Plan would be 1,000,000. With respect to awards that are settled in cash based on the Fair Market Value (as defined in the 2008 Plan) of a Share, the maximum aggregate amount of cash that may be paid pursuant to such awards granted to any participant in any calendar year under the 2008 Plan would be equal to the aggregate Fair Market Value of 1,000,000 Shares as of the relevant vesting, payment or settlement date. Under the 2008 Plan, the Fair Market Value of a Share is the closing market price as reported by the New York Stock Exchange on the relevant date. In this respect, the 2008 Plan is different from the 1999 Plan, which provided that the Fair Market Value of a Share was equal to the closing market price as reported by the New York Stock Exchange on the day prior to the relevant date.

The 2008 Plan is designed to meet the requirements for treating options, SARs and other performance-based awards as "performance based compensation" exempt from the deduction limitation of Section 162(m) of the Internal Revenue Code (the "Code").

Eligibility. Awards may be made to key employees, non-employee directors and consultants of the Company and its subsidiaries who, in the opinion of the Committee, or the Board in the case of awards to non-employee directors, are in a position to make a significant contribution to the success of the Company or its subsidiaries.

Terms and Conditions of Awards

Stock Options. The 2008 Plan provides for the grant of options to purchase Shares that are intended to qualify as incentive options ("ISOs") under the Code, as well as "non-qualified" options which are not intended to so qualify. Options may be awarded for no cash consideration. ISOs may be awarded only to employees. The exercise price of any option granted under the 2008 Plan would be determined by the Committee but may not be less than 100% of the Fair Market Value of Shares or, if greater, in the case of an original issue of authorized stock, par value. The Committee may not reprice any option (whether by modification of the exercise price, replacement, or cancellation and regrant) without shareholder approval.

SARs. The exercise price in respect of a SAR may not be less than the Fair Market Value of a Share on the date of grant. SARs may be payable in cash or in Shares or in a combination of both, at Millipore's discretion. The Committee may not reprice any SAR (whether by modification of the exercise price, replacement, or cancellation and regrant) without shareholder approval.

Restricted Stock. Restricted stock may be awarded for no cash consideration, if permitted by applicable law, or for such other consideration as determined by the Committee. Generally, awards of restricted stock are subject to restrictions on transfer and subject to forfeiture unless specified conditions are met, such as continued service of the participant for specified time periods or the attainment of specified business performance goals established by the Committee or both. Subject to such restrictions, conditions and forfeiture provisions, any recipient of an award of restricted stock would generally have all the rights of a shareholder of the Company with respect to the restricted stock received, including the right to vote the Shares and to receive dividends thereon. In the case of any restricted stock intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the grant and/or the vesting of such restricted stock would be contingent on satisfying the requirements described below under "Awards Conditioned on Performance".

Stock Units. An award of stock units provides the participant the right to receive a payment based on the value of a Share. Stock units may include restricted stock units, which are subject to such restrictions and conditions, including vesting requirements, as the Committee may determine. Vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified performance goals established by the Committee or both. A stock unit award may also be granted on a fully vested basis, with a deferred payment date. Stock unit awards are payable in cash or in Shares or a combination of both. Stock units may also be granted together with related dividend equivalent rights. In the case of any stock unit intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the grant and/or the vesting of such stock unit would be contingent on satisfying the requirements described below under "Awards Conditioned on Performance".

Vesting and Exercise of Awards

The period within which each option or SAR may be exercised cannot exceed 10 years from the date of grant. Options and SARs are exercisable in full or in installments as determined by the Committee. The Committee may accelerate the time at which all or any part of an option or SAR may vest and/or be exercised. Subject to the applicable award agreement or an employment or similar agreement between a participant and the Company or one of its affiliates, unless otherwise agreed to by the Committee, or as may otherwise be provided by the 2008 Plan, options and SARs generally expire 90 days after termination of employment. The 2008 Plan provides, however, with the approval of the Committee, for vesting and ability to exercise options and SARs previously granted for a fixed period of time after "Retirement" from the Company. For purposes of the 2008 Plan, unless otherwise provided in the applicable award agreement, "Retirement" shall mean the termination of a participant's employment with the Company and its subsidiaries (other than for "cause" (as determined by the Committee)) after the participant has reached age 62 and has completed at least 10 years of service with the Company and its subsidiaries (as well as with any predecessor to the Company or its subsidiaries, to the extent that the Committee determines that service with such predecessor shall be recognized for this purpose). Payment of the exercise price of any option or SAR must be made in full at the time of exercise. Such payment must be in cash or in such other form, including without limitation, the delivery of Shares, as the Committee may approve.

The Committee may accelerate the time at which all or any part of a restricted stock award or stock unit award vests. Subject to the applicable award agreement or an employment or similar agreement between a participant and the Company or one of its affiliates, unvested restricted stock awards and stock unit awards would be forfeited, terminate and expire upon termination of employment, except that, subject to the applicable award agreement, the 2008 Plan provides for vesting of unvested restricted stock unit awards upon "Retirement" (as defined above) from the Company in the case of employee participants. Except as otherwise required by Section 409A of the Code or determined by the Committee, any Shares or cash subject to a stock unit award that is vested at the time of an employee's termination of employment will be delivered at the same time as such Shares or cash would have been delivered had the participant remained an employee.

Awards Conditioned on Performance

All awards under the 2008 Plan may be conditioned on performance criteria determined by the Committee. In the case of a restricted stock award or a stock unit award, the grant or vesting of which is based on performance, that is intended to qualify for the performance-based compensation exception to the deduction limitation under Section 162(m) of the Code (a "162(m) Award"), the applicable performance criteria must be established by the Committee, in general, within the first 90 days of the relevant performance period and must consist of objectively determinable measures of performance relating to any (or any combination) of the following (measured absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographic basis or in combinations thereof): sales; revenues; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per Share basis; return on equity, investment, capital or assets; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups or split-offs; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. A performance criterion and any targets with respect thereto need not be based upon an increase, a positive or improved result or the avoidance of loss. To the extent consistent with Section 162(m) of the Code, the Committee may provide in the case of any 162(m) Award that one or more of the performance criteria applicable to such award will be adjusted in an objectively determinable manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the relevant performance period.

In a manner consistent with 162(m) of the Code and the regulations and guidelines thereunder, the Committee will also determine the actual size of each participant's 162(m) Award for the relevant performance period and, in so doing, may, in its sole and plenary discretion, reduce or eliminate the amount of such 162(m) Award earned in such performance period, even if applicable performance criteria have been satisfied. The provisions of the 2008 Plan in respect of 162(m) Awards will not restrict the Company from granting any award or payment under any other plan or arrangement.

Administration of the 2008 Plan

The 2008 Plan is administered by the Management Development and Compensation Committee of the Board or by such other committee of the Board as the Board may designate, the members of which are all "Independent Directors" for purposes of the New York Stock Exchange listing requirements, "outside directors" within the meaning of Section 162(m) of the Code, and "Non-Employee Directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except that the Board will administer the 2008 Plan insofar as it relates to awards to non-employee directors of the Company, including the members of the Committee, and all references to the Committee insofar as its relates to the administration of awards to non-employee directors will be deemed to mean the Board. Subject to the terms of the 2008 Plan, the Committee has the authority to select recipients of awards, determine the size and type of awards to be made and determine the terms, conditions and limitations on which awards are made, including amendment of the terms and conditions of awards previously granted. The Committee has the discretionary authority to interpret, administer, reconcile any inconsistency in, correct any default in and/or supply any omission in the 2008 Plan, to prescribe, amend and rescind rules and regulations relating to the 2008 Plan, and to make all other determinations necessary or advisable for the administration of the 2008 Plan. The Committee may delegate to senior officers of the Company who may also be directors of the Company certain duties under the 2008 Plan, except that only the Committee may designate and make grants to employees (i) who are subject to Section 16 of the Exchange Act or (ii) whose compensation is covered by Section 162(m) of the Code.

General Provisions Applicable to All Awards

No awards made under the 2008 Plan may be assigned, pledged or transferred by a recipient other than by will or by the laws of descent and distribution, except that upon such conditions as may be approved by the Board, employees may gift options, other than ISOs, to immediate family members or family trusts. In no event could any award, or any rights or obligations thereunder, be transferred to any third party in exchange for value unless such transfer were specifically approved by the Company's shareholders.

Special rules apply to awards under the 2008 Plan in the event of a "Change of Control" (as defined in the 2008 Plan). Under the 2008 Plan, unless otherwise provided in the applicable award agreement, immediately prior to a Change of Control or at such earlier time as the Committee may determine, each outstanding option and SAR would become fully vested and immediately exercisable, each outstanding Share of restricted stock and each outstanding restricted stock unit would immediately become free of all restrictions and conditions, and the stock or cash subject to each stock unit would be immediately delivered to the holder thereof. The 2008 Plan includes substantially the same Change of Control definition as the 1999 Plan, but permits an alternate definition to be used in the applicable award agreement in order to provide the Committee with additional flexibility in administering the 2008 Plan.

In the event of a consolidation, merger or similar transaction or series of transactions in which the Company is not the surviving corporation or in which the Company is acquired, any sale or transfer of all or substantially all of the Company's assets, or a dissolution or liquidation of the Company, in each case other than any such transaction that qualifies as a Change of Control under the 2008 Plan, the Committee may, by vote of a majority of the members of the Committee who are Incumbent Directors (as defined in the 2008 Plan), make such provision for outstanding awards (including the termination of such awards, the assumption of awards, or the substitution of replacement awards) as it deems appropriate.

The Committee is required to make such adjustments to outstanding awards and to the various Share limits set forth in the 2008 Plan, in such manner as it determines to be appropriate, to reflect stock dividends, stock splits, combination of Shares, rights offering, recapitalization and similar events other than normal cash dividends, or any other events that constitute an "equity restructuring" within the meaning of Statement of Financial Accounting Standards No. 123R with respect to Shares.

The Committee may also make adjustments to reflect material changes in law or in accounting practices or principles, mergers, consolidations, dispositions or similar corporate transactions, or any other event, if the Committee determines that adjustments are appropriate to avoid distortion in the operation of the 2008 Plan. The Committee may at any time discontinue granting awards under the 2008 Plan.

Subject to applicable law, the Board may amend, suspend or terminate the 2008 Plan, provided that shareholder approval would be required if such action would (i) increase the maximum aggregate number of Shares that may be delivered under the 2008 Plan, (ii) change the class of employees or other individuals eligible to participate in the 2008 Plan or (iii) effectuate any change for which shareholder approval is required pursuant to Section 16 of the Exchange Act, Section 162(m) of the Code or the rules of the New York Stock Exchange (or if the Shares are listed on any other national stock exchange, the rules of such stock exchange).

The 2008 Plan contains a more extensive provision than the 1999 Plan in respect of Section 409A of the Code. The 2008 Plan incorporates recent regulations and guidelines relating to Section 409A of the Code that are not reflected in the 1999 Plan.

Certain Federal Tax Aspects of the 2008 Plan

The following summarizes the federal income tax treatment associated with options awarded under the 2008 Plan. The summary is based on the law as in effect on March 10, 2008. The summary does not discuss state or local tax consequences or non-U.S. tax consequences.

Incentive Stock Options. Neither the grant nor the exercise of an ISO results in taxable income to the optionee for regular federal income tax purposes. However, an amount equal to (i) the per Share Fair Market Value on the exercise date minus the exercise price at the time of grant multiplied by (ii) the number of Shares with respect to which the ISO is being exercised will count as "alternative minimum taxable income" which, depending on the particular facts, could result in liability for the "alternative minimum tax" or AMT. If the optionee does not dispose of the Shares issued pursuant to the exercise of an ISO until on or after the later of the two-year anniversary of the date of grant of the ISO and the one-year anniversary of the date of the acquisition of those Shares, then (a) upon a later sale or taxable exchange of the Shares, any recognized gain or loss will be treated for tax purposes as a long-term capital gain or loss and (b) the Company will not be permitted to take a deduction with respect to that ISO for federal income tax purposes.

If Shares acquired upon the exercise of an ISO are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally the optionee will realize ordinary income in the year of disposition in an amount equal to the lesser of (i) any excess of the Fair Market Value of the Shares at the time of exercise of the ISO over the amount paid for the Shares or (ii) the excess of the amount realized on the disposition of the Shares over the participant's aggregate tax basis in the Shares (generally, the exercise price). A deduction will be available to the Company equal to the amount of ordinary income recognized by the optionee. Any further gain realized by the optionee will be taxed as short-term or long-term capital gain and will not result in any deduction by the Company. A disqualifying disposition occurring in the same calendar year as the year of exercise will eliminate the alternative minimum tax effect of the ISO exercise.

Special rules may apply where all or a portion of the exercise price of an ISO is paid by tendering Shares, or if the Shares acquired upon exercise of an ISO are subject to substantial forfeiture restrictions. The foregoing summary of tax consequences associated with the exercise of ISOs or the disposition of Shares acquired upon exercise of an ISO assumes that the ISO is exercised during employment or within three months following termination of employment. The exercise of an ISO more than three months following termination of employment will result in the tax consequences described below for non-qualified stock options, except that special rules apply in the case of disability or death. An individual's stock options otherwise qualifying as ISOs will be treated for tax purposes as non-qualified stock options (not as ISOs) to the extent that, in the aggregate, they first become exercisable in any calendar year for stock having a Fair Market Value (determined as of the date of grant) in excess of $100,000.

Non-Qualified Stock Options. A non-qualified stock option (that is, a stock option that does not qualify as an ISO) results in no taxable income to the optionee or deduction to the Company at the time it is granted. An optionee exercising a non-qualified stock option will, at that time, realize taxable compensation equal to (i) the per Share Fair Market Value on the exercise date minus the exercise price at the time of grant multiplied by (ii) the number of Shares with respect to which the option is being exercised. If the non-qualified stock option was granted in connection with employment, this taxable income will also constitute "wages" subject to withholding and employment taxes. A corresponding deduction will be available to the Company. The foregoing summary assumes that the Shares acquired upon exercise of a non-qualified option are not subject to a substantial risk of forfeiture.

Section 162(m). Section 162(m) of the Code currently provides that if, in any year, the compensation (with certain exclusions) that is paid to "covered persons" as defined in Section 162(m), which generally includes the Named Executives Officers included in the Summary Compensation Table, exceeds $1,000,000 per person, any amounts that exceed the $1,000,000 threshold will not be deductible by the Company for federal income tax purposes, unless the compensation qualifies for an exception to Section 162(m) of the Code. Certain performance-based awards under plans approved by shareholders are not subject to the deduction limit. Stock options that would be awarded under the 2008 Plan are intended to be eligible for this performance-based exception.

Section 409A. Section 409A of the Code imposes restrictions on nonqualified deferred compensation. Failure to satisfy these rules results in accelerated taxation, an additional tax to the holder of an amount equal to 20% of the deferred amount, and a possible interest charge. Stock options granted with an exercise price that is not less than the Fair Market Value of the underlying Shares on the date of grant will not give rise to "deferred compensation" for this purpose unless they involve additional deferral features. Stock options that would be awarded under the 2008 Plan are intended to be eligible for this exception.

A favorable vote by shareholders who hold at least a majority of the shares of Millipore Common Stock present or represented by proxy at the Annual Meeting and voting thereon is required for the adoption of the Millipore Corporation 2008 Stock Incentive Plan.

The Board of Directors recommends a vote FOR approval of the adoption of the Millipore Corporation 2008 Stock Incentive Plan.

Equity Compensation Plan Benefit Information

The following table shows, as to the Company's equity compensation plans in effect on December 31, 2007: (i) the number of securities to be issued upon exercise of outstanding stock options under the Millipore Corporation 1999 Stock Incentive Plan and the Millipore Corporation 1999 Stock Option Plan for Non-Employee Directors; (ii) the weighted-average exercise price per share of outstanding options under the Millipore Corporation 1999 Stock Incentive Plan and the Millipore Corporation 1999 Stock Option Plan for non-employee Directors and (iii) the total shares remaining available for future issuance under the Millipore Corporation 1999 Stock Incentive Plan; the Millipore Corporation 1999 Stock Option Plan for Non-Employee Directors and the Millipore Corporation Employees Stock Purchase Plan.

	(a)	(b)	(c)
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a))**
Equity compensation plans approved by Shareholders	2,558,616	$52.55	2,145,243
Equity compensation plans not approved by Shareholders	0	0	0

OTHER INFORMATION

Millipore's internet website address is **www.millipore.com**. Millipore's corporate governance guidelines, the charter of each of the committees of the Board of Directors, the code of ethics (consisting of the Corporate Compliance Policy, the Employee Code of Conduct and the Rules of Conduct) and the Director Code of Conduct are available in a printable version on the website. Millipore intends to post on its website any amendment to, or waiver under, a provision of the code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller (or persons performing an equivalent function). A shareholder may also request a printed copy of any of these documents upon request in writing to "General Counsel, Millipore Corporation, 290 Concord Road, Billerica, MA 01821."

SHAREHOLDER PROPOSALS

The deadline for receipt of shareholder proposals for inclusion in Millipore's 2008 Proxy Statement is November 21, 2008. To be included, all proposals must be in conformity with the rules of the Securities and Exchange Commission and must be received by Millipore at 290 Concord Road, Billerica, Massachusetts 01821, Attention: Jeffrey Rudin, Secretary, Millipore Corporation, on or before the foregoing date.

The deadline for receipt of timely notice of shareholder proposals for submission to the Millipore 2009 Annual Meeting of Shareholders without inclusion in Millipore's 2008 Proxy Statement is February 6, 2009. Unless such notice is received by Millipore at 290 Concord Road, Billerica, Massachusetts 01821, Attention: Jeffrey Rudin, Secretary, Millipore Corporation, on or before the foregoing date, proxies with respect to such meeting will confer discretionary voting authority with respect to any such matter.

FORM 10-K ANNUAL REPORT

Millipore's Annual Report on Form 10-K for the year ended December 31, 2007 is available on the Internet along with the proxy materials. Shareholders also may obtain without charge a copy of Millipore's Annual Report on Form 10-K for the year ended December 31, 2007 by writing to Joshua Young, Director, Investor Relations, Millipore Corporation, 290 Concord Road, Billerica, Massachusetts 01821.

OTHER BUSINESS

The Board of Directors is not aware of any other business to come before the Annual Meeting. However, if other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment as to such matters.

Millipore Corporation

March 25, 2007

MILLIPORE CORPORATION 2008 STOCK INCENTIVE PLAN

1. PURPOSE; HISTORY

The purpose of this 2008 Stock Incentive Plan, as may be amended from time to time (the "Plan"), is to advance the interests of Millipore Corporation (the "Company") and its subsidiaries (as defined in Section 5 below) by enhancing the ability of the Company to (i) attract and retain employees and other persons who are in a position to make significant contributions to the success of the Company and its subsidiaries; (ii) reward such employees and other persons for such contributions; and (iii) encourage such employees and other persons to take into account the long-term interest of the Company and its subsidiaries through ownership of shares ("Shares") of the Company's common stock ("Stock"). This Plan is intended to replace the Millipore Corporation 1999 Stock Incentive Plan, as amended (the "Prior Plan"), which Prior Plan shall be automatically terminated and replaced and superseded by this Plan on the date on which this Plan initially becomes effective, except that any awards granted under the Prior Plan shall remain in effect pursuant to their terms.

The Plan is intended to accomplish these goals by enabling the Company to grant Stock-based and other incentive awards ("Awards"), including Stock options ("Options"), Stock appreciation rights ("SARs"), restricted Stock ("Restricted Stock"), and Stock units ("Stock Units"), all as more fully described below.

2. ADMINISTRATION

The Plan will be administered by the Management Development and Compensation Committee of the Board of Directors of the Company (the "Board") or by such other committee of the Board as the Board may designate (the Management Development and Compensation Committee or such other committee being herein referred to as the "Committee"). The Committee will determine the recipients of Awards, the times at which Awards will be made and the size and type or types of Awards to be made to each recipient and will set forth in such Awards the terms, conditions and limitations applicable to it. Awards may be made singly, in combination or in tandem. The Committee will have full and exclusive discretionary power to interpret, administer, reconcile any inconsistency in, correct any default in and/or supply any omission in the Plan, to adopt rules, regulations and guidelines relating to the Plan, to grant waivers of Plan restrictions and to make all of the determinations necessary for its administration. In the case of any Award intended to be eligible for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Committee will exercise its discretion consistent with qualifying the Award for that exception. All determinations and actions of the Committee made or taken under authority granted by any provision of the Plan will be conclusive and binding on all parties. Nothing in this paragraph shall be construed as limiting the power of the Committee or the Board to make adjustments under Section 11 or Section 15 or to amend or terminate the Plan under Section 16. Notwithstanding the above and anything else in this Plan to the contrary, the Board will administer the Plan insofar as it relates to Awards to non-employee directors of the Company and will perform the same functions and have the same authority as described above as they may relate to Awards to non-employee directors of the Company. Each Award shall be evidenced by a written award agreement, contract or other document evidencing the grant of such Award (an "Award Agreement"), which may, but need not, require execution or acknowledgement by the Participant (as defined in Section 5 below).

3. EFFECTIVE DATE AND TERM OF PLAN

The Plan shall be effective on May 8, 2008. The Plan will terminate on May 8, 2018, subject to earlier termination by the Board pursuant to Section 16. No Award may be granted under the Plan after the termination date of the Plan, but Awards previously granted may extend beyond that date.

4. SHARES SUBJECT TO THE PLAN

Subject to adjustment as provided in Section 11 below, the following Share maximums shall apply in administering the Plan:

(i) The maximum aggregate number of Shares that may be delivered under the Plan shall be equal to (A) 4,000,000 plus (B) any Shares that remain available under the Prior Plan, including Shares with respect to Awards granted under the Prior Plan that are forfeited following the date that the Plan is approved by the Company's shareholders, of which 4,000,000 Shares may be granted as ISOs (as defined in Section 7(a) below).

(ii) The maximum number of Shares for which Awards may be granted to any Participant (as defined in Section 5 below) in any calendar year under the Plan shall be 1,000,000. With respect to Awards that are settled in cash based on the Fair Market Value (as defined in Section 7(c) below) of a Share, the maximum aggregate amount of cash that may be paid pursuant to such Awards granted to any Participant in any calendar year of the Company under the Plan shall be equal to the per Share Fair Market Value as of the relevant vesting, payment or settlement date multiplied by the number of Shares described in the immediately preceding sentence.

(iii) Each Share with respect to which an Option is granted under the Plan shall reduce the number of Shares available for delivery under the Plan by one (1). Each Share with respect to which a Stock-settled SAR is granted under the Plan shall reduce the number of Shares available for delivery under the Plan by one (1), regardless of the number of Shares actually delivered upon settlement of such Stock-settled SAR. Each Share with respect to which any other Stock-settled Award is granted under the Plan shall reduce the number of Shares available for delivery under the Plan by two and eighteen hundredths (2.18).

If any Award is canceled, forfeited, expires or terminates without the issuance of all Shares subject thereto, or is settled in cash, the number of Shares subject to such Award that were not issued with respect to such Award will not be treated as issued hereunder for purposes of reducing the aggregate number of Shares available (as determined under (i) and (iii) above) and will be available for future Awards. Notwithstanding the foregoing, if Shares issued upon exercise, vesting or settlement of an Award, or Shares owned by a Participant, are surrendered or tendered to the Company in payment of the exercise price of an Award or any taxes required to be withheld in respect of an Award, in each case, in accordance with the terms and conditions of the Plan and any applicable Award Agreement, such surrendered or tendered Shares shall not again become available to be delivered pursuant to Awards under the Plan.

Stock delivered under the Plan may be either authorized but unissued Stock or Shares purchased in the open market or otherwise. No fractional Shares will be delivered under the Plan and the Committee shall determine the manner in which fractional share value will be treated.

5. ELIGIBILITY AND PARTICIPATION

Those eligible to receive Awards under the Plan ("Participants") will be key persons in the employ of the Company or any of its subsidiaries ("Employees"), non-employee directors and consultants of the Company and its subsidiaries who, in the opinion of the Committee, are in a position to make a significant contribution to the success of the Company or its subsidiaries. A "subsidiary" for purposes of the Plan will be an entity in which the Company owns, directly or indirectly, stock possessing 50% or more of the total combined voting power of all classes of stock.

6. DELEGATION OF AUTHORITY

The Committee may delegate to senior officers of the Company who are also directors of the Company (including, without limitation, the Chief Executive Officer and/or President) its duties under the Plan (except as they relate to Awards to non-employee directors of the Company) subject to such conditions and limitations as the Committee may prescribe, except that only the Committee may designate and make grants to Participants (i) who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) whose compensation is intended to qualify as "qualified performance based compensation" under Section 162(m) of the Code.

7. OPTIONS AND SARS

a. *Nature of Options.* An Option is an Award entitling the Participant to purchase a specified number of Shares at a specified exercise price. Both "incentive stock options," as defined in Section 422 of the Code (referred to herein as an "ISO"), and non-incentive stock options may be granted under the Plan. ISOs may be awarded only to Employees.

b. *Nature of SARs.* A SAR is an Award that entitles a Participant to receive a payment (in stock or cash at Millipore's discretion) upon exercise equal (i) to the per Share Fair Market Value on the exercise date minus the exercise price at the time of grant multiplied by (ii) the number of Shares with respect to which the SAR is being exercised.

c. *Exercise Price.* The exercise price of each Option or SAR shall be determined by the Committee but shall not be less than 100% of the Fair Market Value of a Share at the time of grant; *provided*, that, in no case shall the exercise price of an Option or SAR be less, in the case of an original issue of authorized Stock, than the par value of a Share. For purposes of this Plan, "Fair Market Value" shall mean, (A) except as provided below, the closing price of a Share as reported on the New York Stock Exchange on the date of the grant (based on *The Wall Street Journal* report of composite transactions) or, (B) if the Shares are listed on any other national stock exchange, as reported on the stock exchange composite tape for securities traded on such stock exchange for such date or, with respect to each of clauses (A) and (B), if there were no sales on such date, on the closest preceding date on which there were sales of Shares, or (C) in the event there shall be no public market for the Shares on such date, the fair market value of the Shares as determined in good faith by the Committee.

d. *Duration of Options and SARs.* In no case shall an Option or SAR be exercisable more than ten years from the date the Option or SAR was granted.

e. *Exercise of Options and Conditions.* Options or SARs will become exercisable at such time or times, and on and subject to such conditions (including performance conditions), as the Committee may specify. The Committee may at any time and from time to time accelerate the time at which all or any part of the Option or SAR may vest and/or be exercised, regardless of whether such acceleration results in unanticipated tax consequences for the holder of the Award.

f. *Payment for and Delivery of Stock.* Full payment of the exercise price will be made at the time of the exercise of the Option, in whole or in part. Payment of the exercise price will be made in cash or in such other form as the Committee may approve, including, without limitation, delivery of Shares.

8. RESTRICTED STOCK AND STOCK UNITS

Restricted Stock is an Award consisting of the delivery of Shares that are subject to the requirement that they be forfeited or offered for sale to the Company at a specified price ("forfeited") if the restrictions or conditions specified with respect to the Award are not satisfied ("vesting conditions"). Restricted Stock may be awarded for no cash consideration, if permitted by applicable law, or for such other consideration as determined by the Committee.

A Stock Unit is an unfunded and unsecured promise, denominated in Shares, to deliver Stock, or cash measured by the value of Stock, in the future. A Stock Unit as to which the right to receive Stock or cash in the future is subject to vesting conditions is referred to herein as a "Restricted Stock Unit."

The vesting conditions or other conditions applicable to a Restricted Stock Award or a Stock Unit Award (including a Restricted Stock Unit Award) shall be determined by the Committee in its discretion. The Committee may condition the grant or vesting of a Restricted Stock Award or a Stock Unit Award (including a Restricted Stock Unit Award) on the satisfaction of performance conditions ("Performance Criteria"), each such Award being herein referred to as a "Performance Award." No Performance Award that is intended to qualify for the performance-based compensation exception under Section 162(m) of the Code (a "162(m) Award") shall be granted or shall vest, as the case may be, unless the applicable Performance Criteria (i) are pre-established by the Committee in writing no later than 90 days after the commencement of the period to which the Performance Criteria relate (the "Performance Period") (or at such earlier time as is required to qualify the Award as performance-based under Section 162(m) of the Code), and (ii) consist of an objectively determinable measure of performance relating to any combination of the following (measured absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographic basis or in combinations thereof): sales; revenues; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per Share basis; return on equity, investment, capital or assets; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; Stock price; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups or split-offs; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. A Performance Criterion and any targets with respect thereto determined by the Committee need not be based upon an increase, a positive or improved result or avoidance of loss. To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m) of the Code, the Committee may provide in the case of any 162(m) Award that one or more of the Performance Criteria applicable to such Award will be adjusted in an objectively determinable manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the Performance Period. The Committee may, in its sole and plenary discretion, reduce or eliminate the amount of a 162(m) Award earned in a Performance Period, even if applicable Performance Criteria have been satisfied. No 162(m) Award shall be granted or shall vest, as the case may be, unless the applicable requirements set forth in Section 162(m) of the Code and the rules, regulations and guidelines thereunder have been satisfied. Notwithstanding the foregoing, nothing contained in this Section 8 will be deemed in any way to limit or restrict the Company, any of its subsidiaries, or the Committee from granting any Award that is not related to a 162(m) Award to any Participant or from making any award or payment under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

9. TRANSFERS AND TERMINATIONS

a. No Award (other than an Award in the form of an outright transfer of Stock) may be assigned, pledged or transferred other than by will or by the laws of descent and distribution, and during a Participant's lifetime an Option or SAR will be exercisable only by the Participant or, in the event of a Participant's incapacity, his or her guardian or legal representative. Notwithstanding the foregoing, with the approval of the Board of non-employee directors (and upon such terms and conditions imposed by the Board), Participants may gift Options (other than ISOs) to immediate family members or family trusts; *provided* that in no event may any Award (or any rights and obligations thereunder) be transferred to any third party in exchange for value unless such transfer is specifically approved by the Company's shareholders.

b. Except as otherwise determined by the Committee or as otherwise provided in the applicable Award Agreement or an employment, retention, consulting or similar agreement between a Participant and the Company or one of its affiliates, the following rules shall apply upon the termination of a Participant's employment or other service relationship with the Company and its subsidiaries:

(i) In the case of an Employee Participant, the portion of any Option or SAR granted to the Participant under the Plan that was not exercisable at the time of termination shall, except as provided below with respect to termination of a Participant's employment by reason of "Retirement" (as defined in Section 9(b)(iii) below) or as otherwise provided in Section 15, immediately terminate and the balance of the Option or SAR, if any, shall remain exercisable for the shorter of (i) the 90-day period (or such longer period as provided in Section 15) following termination of employment, and (ii) the number of days for which the Option or SAR would have remained exercisable had the Participant's employment not terminated; *provided*, that if the Participant's employment is terminated for "cause" (as determined by the Committee), all portions of any Options or SARs then held by the Participant shall terminate immediately. Notwithstanding the foregoing, if the Committee so determines in connection with any Option or SAR, special post-termination exercise rules will apply if the Participant's employment terminates by reason of Retirement. In any such case, each Option and SAR held by the Participant immediately prior to such Retirement shall become exercisable, and to the extent exercisable shall remain exercisable, for the duration of the special post-termination period specified by the Committee (the "Special Exercise Period"), on the same basis as would have applied had the Participant remained an Employee. The Special Exercise Period will begin on the date of termination of employment and end on the date, if any, specified by the Committee, but in no event later than the earlier of (A) the date the Option or SAR would have expired had the Participant actually remained an Employee, or (B) the fifth anniversary of the date of termination of employment.

(ii) In the case of an Employee Participant, except as otherwise determined by the Committee, (A) each unvested Award (other than an Award of Options or SARs) held by the Participant immediately prior to termination of employment shall (i) in the case of Restricted Stock, be immediately forfeited, and (ii) in the case of any Restricted Stock Unit, immediately terminate and expire, and (B) except as otherwise required by Section 409A of the Code, the Shares or cash subject to each Stock Unit Award that is then vested shall be delivered at the same time as they would have been delivered had the Participant remained an Employee; *provided*, that, if the Participant's employment terminates by reason of Retirement, any Restricted Stock Unit previously granted to such Participant under the Plan shall become free of any and all restrictions. Notwithstanding the foregoing, if the Participant's employment is terminated for "cause" (as determined by the Committee), all Restricted Stock and all Stock Units shall immediately be forfeited, expire and terminate.

(iii) For purposes of the Plan, unless otherwise provided in the applicable Award Agreement, "Retirement" shall mean the termination of a Participant's employment with the Company and its subsidiaries (other than for "cause" (as determined by the Committee)) after the Participant has reached age 62 and has completed at least 10 years of service with the Company and its subsidiaries (as well as with any predecessor to the Company or its subsidiaries, to the extent that the Committee determines that service with such predecessor shall be recognized for this purpose).

(iv) In the case of a non-employee Participant, the treatment of Awards held by the Participant upon termination of his or her service relationship with the Company and its subsidiaries shall be as set forth in the applicable Award Agreement.

No Award nor any provision of the Plan shall confer upon any Participant any right to continue in the Company's employ or limit in any way the Company's right to terminate the Participant's employment or other service relationship at any time. In no event shall the loss of profit or potential profit in any Award constitute an element of damages in the event of termination of the employment relationship of the Participant, even if the termination is in violation of an obligation of the Company or any of its subsidiaries. Notwithstanding any provision of this Section 9, if an amount payable pursuant to an Award constitutes deferred compensation (within the meaning of Section 409A of the Code) and payment of such amount is intended to be triggered pursuant to Section 409A(a)(i) of the Code by a Participant's separation from service, such term shall mean that the Participant has experienced a "separation from service" within the meaning of Section 409A of the Code.

10. DEATH OF PARTICIPANT

Except as otherwise provided in Section 15 and except as the Committee may otherwise determine, should a Participant die while in the employ of the Company (or a subsidiary) or within a Special Exercise Period (if applicable), the following rules shall apply: (a) if death occurs during employment, each Option and SAR, to the extent exercisable immediately prior to death, shall be exercisable by the Participant's estate or by the person or persons designated in the Participant's last will and testament until the earlier of (i) the first anniversary of death (or such earlier date as the Committee may establish at the time of the grant) and (ii) the date on which the Option or SAR would have expired had the Participant remained in the employ of the Company, and the balance, if any, of such Options and SARs shall immediately expire, and (b) if death occurs during a Special Exercise Period (if applicable), each Option and SAR will remain exercisable during the remainder of such period to the extent it would have been exercisable had the Participant lived.

11. ADJUSTMENTS

a. In the event of a Stock dividend, Stock split or combination of Shares, rights offering, recapitalization or other change in the Company's capitalization, other distribution to common shareholders other than normal cash dividends, or any other event that constitutes an "equity restructuring" within the meaning of Statement of Financial Accounting Standards No. 123R with respect to Shares, after the effective date of the Plan, the Committee shall, in the manner determined by the Committee, make appropriate adjustments to the aggregate and other limits specified under Section 4 above.

b. In any event referred to in paragraph (a), the Committee shall, in order to preserve the value of outstanding Awards and in the manner determined by the Committee, make appropriate adjustments to the number and kind of Shares or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change. The Committee may also make such adjustments to take into account material changes in law or in accounting practices or principles, mergers, consolidations, acquisitions, dispositions or similar corporate transactions, or any other event, if it is determined by the Committee that adjustments are appropriate to avoid distortion in the operation of the Plan.

12. RIGHTS AS A SHAREHOLDER

Except as specifically provided by the Plan, the receipt of an Award, other than an Award of Restricted Stock, will not give a Participant rights as a shareholder; the Participant will obtain such rights, subject to any limitations imposed by the Plan or the instrument evidencing the Award, upon actual receipt of Shares.

13. CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any Shares pursuant to the Plan or to remove any restrictions or legends from Shares previously delivered under the Plan until (a) all applicable federal and state laws and regulations have been complied with, (b) if the outstanding Shares are at the time listed on any stock exchange, the Shares to be delivered have been listed or authorized to be listed on such exchange upon official notice of notice of issuance and (c) all other legal matters in connection with the issuance and delivery of such Shares have been satisfied. If the sale of Shares has not been registered under the Securities Act, the Company may require, as a condition to exercise of the Award, such representations and agreements as counsel for the Company may consider appropriate to avoid violation of such Act and may require that the certificates evidencing such Shares bear an appropriate legend restricting transfer.

If an Award is exercised by the Participant's legal representative, the Company will be under no obligation to deliver Shares pursuant to such exercise until the Company is satisfied as to the authority of such representative.

14. TAX WITHHOLDING

The Company will have the right to deduct from any cash or Shares deliverable under the Plan any federal, state, local and foreign income and employment taxes that are required to be withheld and further to condition the obligation to deliver or vest Shares under this Plan upon the Participant's paying the Company such amount as it may request to satisfy any liability for applicable withholding taxes. The Committee may in its discretion permit Participants to satisfy all or part of their withholding liability (but not in excess of the minimum withholding required by law) by delivery of Shares with a Fair Market Value equal to such liability or by having the Company withhold from Stock delivered upon exercise or vesting of an Award, Shares whose Fair Market Value is equal to such liability.

15. CHANGE OF CONTROL

a. For purposes of this Plan, unless otherwise provided in the applicable Award Agreement, "Change of Control" shall mean the occurrence of any one of the following events:

(1) any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"); *provided, however,* that the event described in this paragraph (1) shall not be deemed to be a Change of Control if such event results from any of the following: (i) the acquisition of Company Voting Securities by the Company or any of its subsidiaries, (ii) the acquisition of Company Voting Securities by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its subsidiaries, (iii) the acquisition of Company Voting Securities by any underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) the acquisition of Company Voting Securities pursuant to a Non-Qualifying Transaction (as defined in subparagraph (3) below);

(2) individuals who, as of the date hereof, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; *provided, however,* that any individual becoming a director subsequent to the date hereof, whose appointment, election or nomination for election was approved (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without written objection to such nomination) by a vote of at least two-thirds of the directors who were, as of the date of such approval, Incumbent Directors, shall be an Incumbent Director; *provided, however,* that no individual initially appointed, elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of non-employee directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be an Incumbent Director;

(3) the consummation of (i) a merger, consolidation, statutory share exchange or similar form of corporate transaction involving (A) the Company or (B) any of its wholly owned subsidiaries pursuant to which, in the case of this clause (B), Company Voting Securities are issued or issuable (any event described in the immediately preceding clauses (A) or (B), a "Reorganization") or (ii) the sale or other disposition of all or substantially all of the assets of the Company to an entity that is not an affiliate of the Company (a "Sale"), unless immediately following such Reorganization or Sale: (1) all or substantially all the individuals and entities who were the "beneficial owners" (as such term is defined in Rule 13d-3 under the Exchange Act (or a successor rule thereto)) of Company Voting Securities beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of (x) the entity resulting from such Reorganization, or the entity which has acquired all or substantially all of the assets of the Company in such Sale (in either case, the "Surviving Entity"), or (y) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of more than 50%

of the total voting power (in respect of the election of non-employee directors, or similar officials in the case of an entity other than a corporation) of the Surviving Entity (the "Parent Entity"), in substantially the same proportions as their ownership, immediately prior to the consummation of such Reorganization or Sale, of the outstanding Company Voting Securities (excluding any outstanding voting securities of the Surviving Entity or Parent Entity that such beneficial owners hold immediately following the consummation of such Reorganization or Sale as a result of their ownership prior to such consummation of voting securities of any corporation or other entity involved in or forming part of such Reorganization or Sale other than the Company or a subsidiary), (2) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the Parent Entity) is or becomes the beneficial owner, directly or indirectly, of 30% or more of the total voting power (in respect of the election of non-employee directors, or similar officials in the case of an entity other than a corporation) of the outstanding voting securities of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and (3) at least a majority of the members of the board of directors (or similar officials in the case of an entity other than a corporation) of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) following the consummation of the Reorganization or Sale were, at the time of the approval by the Board of the execution of the initial agreement providing for such Reorganization or Sale, Incumbent Directors (any Reorganization or Sale which satisfies all of the criteria specified in (1), (2) and (3) above shall be deemed to be a "Non-Qualifying Transaction"); or

(4) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if any person becomes the beneficial owner of 30% or more of the combined voting power of Company Voting Securities solely as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding, such increased amount shall be deemed not to result in a Change of Control; *provided, however,* that if such person subsequently becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change of Control shall then be deemed to occur.

b. Unless otherwise provided in the terms of the applicable Award Agreement, immediately prior to a Change of Control or at such earlier time as the Committee may determine to effectuate the purposes of the Plan, each outstanding Option and SAR shall become fully vested and immediately exercisable, each outstanding share of Restricted Stock and each outstanding Restricted Stock Unit shall immediately become free of all restrictions and conditions, and the Stock or cash subject to each Stock Unit shall be immediately delivered to the holder thereof. In addition, with respect to Options and SARs, the Committee may provide for any one or more of the following actions (or such other actions it deems appropriate) in its sole discretion:

(i) each holder of an outstanding Option or SAR shall be given (A) written notice of the occurrence of the Change of Control at least 20 days prior to its proposed effective date (as specified in such notice) and (B) an opportunity during the period commencing with delivery of such notice and ending on or prior to such proposed effective date, to exercise the Option or SAR in full, provided that, upon the Change of Control, all Options and SARs, to the extent not so exercised, shall automatically terminate; or

(ii) each holder of an outstanding Option or SAR shall, upon the Change of Control, become entitled to receive a cash lump sum payment in an amount equal to the product of (A) the excess, if any, of (i) the amount of consideration per Share received by the holders of Stock in the Change of Control over (ii) the exercise price per Share of such Option or SAR multiplied by (B) the number of Shares subject to such Option or SAR, and such Option or SAR shall be canceled upon the Change of Control; or

(iii) either the Surviving Entity or the Parent Entity, as the case may be (the "New Grantor") shall provide to each holder of an outstanding Option or SAR, upon the Change of Control, in exchange for the cancellation of such Option or SAR, a substitute or replacement option or stock appreciation right in respect of the common stock of such New Grantor (the "New Option"), with appropriate adjustments to the exercise price and number of shares of New Grantor common stock issuable upon the exercise of the New Option as deemed appropriate by the Committee (and which, in the case of ISOs, are necessary to ensure that the New Option also qualifies as an ISO). The New Option (i) shall be fully vested and immediately exercisable, (ii) shall, in the event the employment with the Company or the New Grantor (and its or their subsidiaries and affiliates) of the holder of such New Option is terminated during the two-year period immediately following the Change of Control, remain exercisable for the remainder of the originally scheduled term of the original Option or SAR and (iii) shall otherwise be subject to the same terms and conditions as were applicable to the original Option or SAR, except as may otherwise be agreed by the Committee prior to the Change of Control.

Notwithstanding any provision of this Section 15, unless otherwise provided in the applicable Award Agreement, if any amount payable pursuant to an Award constitutes deferred compensation (within the meaning of Section 409A of the Code), in the event of a Change of Control, any unvested but outstanding Awards shall automatically vest as of the date of such Change of Control and shall not be subject to the forfeiture restrictions following such Change of Control; *provided* that, in the event that such Change of Control does not qualify as an event described in Section 409A(a)(2)(A)(v) of the Code, such Awards (and any other Awards that constitute deferred compensation that vested prior to the date of such Change of Control but are outstanding as of such date) shall not be settled until the earliest permissible payment event under Section 409A of the Code following such Change of Control.

c. In the event of (i) a consolidation, merger, or similar transaction or series of related transactions, including a sale or other disposition of Stock, in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the then outstanding Stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company's assets, or (iii) a dissolution or liquidation of the Company, in each case other than any such transaction that constitutes a Change of Control, the Committee may, by vote of a majority of the members of the Committee who are Incumbent Directors, make such provision for outstanding Awards (including the termination of such Awards, the assumption of Awards, or the substitution of replacement awards) as it deems appropriate.

16. AMENDMENTS AND TERMINATION

The Committee will have the authority to make such amendments to any terms and conditions applicable to outstanding Awards as are consistent with the Plan provided that, except for adjustments under Section 11 and Section 15 hereof, no such action will modify such Award in a manner adverse to the Participant without the Participant's consent (or that of the Participant's permitted transferee in the case of an Award that has been transferred in accordance with the terms of this Plan and such Award), except as such modification is provided for or contemplated in the terms of the Award. Notwithstanding the preceding sentence or any other provision of the Plan, in no event may any Option or SAR (i) be amended to decrease the exercise price thereof, (ii) be cancelled at a time when its exercise price exceeds the Fair Market Value of the underlying Shares in exchange for another Option or SAR or any Restricted Stock, Stock Unit, other equity-based Award, award under any other equity-compensation plan or any cash payment or (iii) be subject to any action that would be treated, for accounting purposes, as a "repricing" of such Option or SAR, unless such amendment, cancellation, or action is approved by the Company's shareholders, it being understood that an adjustment to the exercise price of an Option or SAR that is made in accordance with Section 11 or Section 15(b) shall not be considered a reduction in exercise price or "repricing" of such Option or SAR.

Subject to applicable law, the Board may amend, suspend or terminate the Plan except that no such action may be taken, without shareholder approval, if such action would (i) increase the maximum aggregate number of Shares that may be delivered under the Plan; *provided* that any adjustment under Section 11 shall not constitute an increase for purposes of this Section 16, (ii) change the class of employees or other individuals eligible to participate in the Plan or (iii) effectuate any change for which shareholder approval is required pursuant to Section 16 of the Exchange Act, Section 162(m) of the Code or the rules of the New York Stock Exchange (or if the Shares are listed on any other national stock exchange, the rules of such stock exchange).

17. MISCELLANEOUS

This Plan shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts without giving effect to the principles of conflict of laws thereof.

18. FOREIGN EMPLOYEES AND FOREIGN LAW CONSIDERATIONS

The Committee may grant Awards to Participants who are foreign nationals, who reside outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and comply with such legal or regulatory provisions, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or sub-plans as may be necessary or advisable to comply with such legal or regulatory provisions (including to avoid triggering a public offering or to maximize tax efficiency).

19. SECTION 409A

a. It is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code.

b. No Participant or the creditors or beneficiaries of a Participant shall have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under the Plan to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to any Participant or for the benefit of any Participant under the Plan may not be reduced by, or offset against, any amount owing by any such Participant to the Company or any of its affiliates.

c. If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (i) such Participant shall be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company shall make a good faith determination that an amount payable pursuant to an Award constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company shall not pay such amount on the otherwise scheduled payment date but shall instead pay it on the first business day after such six-month period. Except as otherwise determined by the Committee in its sole discretion or as set forth in any applicable Award Agreement or an employment, retention, consulting or similar agreement between a Participant and the Company or one of its affiliates, such amount shall be paid without interest.

d. Notwithstanding any provision of the Plan to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to any Award as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on such Participant or for such Participant's account in connection with an Award (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates shall have any obligation to indemnify or otherwise hold such Participant harmless from any or all of such taxes or penalties.


MILLIPORE

MILLIPORE CORPORATION
290 CONCORD ROAD
BILLERICA, MA 01821-7037

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Millipore Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Millipore Corporation, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: MILLPO1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED, DATED AND RETURNED IN THE ENCLOSED ENVELOPE.

MILLIPORE CORPORATION

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends that you vote "FOR" all nominees.	☐	☐	☐	________________

1. Election of Directors

NOMINEES:

01) Melvin D. Booth
02) Maureen A. Hendricks
03) Martin D. Madaus

Vote On Proposals

The Board of Directors recommends that you vote "FOR" both proposals below.	For	Against	Abstain
2. Ratification of PricewaterhouseCoopers LLP as Millipore's independent registered public accounting firm for the year 2008.	☐	☐	☐
3. Approval of the adoption of the Millipore Corporation 2008 Stock Incentive Plan.	☐	☐	☐

This proxy is solicited on behalf of the Board of Directors and unless otherwise specified in the boxes above, this proxy will be voted FOR ALL NOMINEES (Proposal 1), FOR Proposal 2, FOR Proposal 3 and, as to any other matter that may come before the meeting, in the discretion of the named proxies.

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporate name by duly authorized officer, giving title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

MILLIPORE CORPORATION
Annual Meeting of Shareholders May 8, 2008

The undersigned hereby constituted appoints MARTIN D. MADAUS, CHARLES F. WAGNER, JR. AND JEFFREY RUDIN and each of them singly, proxies and attorneys of the undersigned with the full power of substitution, to vote all shares of Common Stock of Millipore Corporation ("Millipore") held by the undersigned or in respect of which the undersigned would be entitled to vote or act at the Annual Meeting of Shareholders of Millipore to be held in Billerica, Massachusetts on May 8, 2008 and at any adjournments of said meeting (except as expressly limited on the reverse side) which the undersigned would possess if personally present. All proxies heretofore given by the undersigned in respect of said meeting are hereby revoked.

(Continued and to be signed on reverse side)

See Reverse Side See Reverse Side

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 8, 2008.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The following materials are available for view:

Notice and Proxy Statement / Annual Report

To view this material, have the 12-digit Control #(s) available and visit: www.proxyvote.com

If you want to receive a paper or e-mail copy of the above listed documents you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below on or before 4/24/08.

To request material: **Internet:** www.proxyvote.com **Telephone:** 1-800-579-1639 ****Email:** sendmaterial@proxyvote.com

If requesting material by e-mail please send a blank e-mail with the **12-digit Control# (located on the following page) in the subject line.

Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.



MILLIPORE CORPORATION
290 CONCORD ROAD
BILLERICA, MA 01821-7037

1 OF 4
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MILLIPORE CORPORATION



Vote In Person

Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the Meeting you will need to request a ballot to vote these shares.



Vote By Internet

To vote *now* by internet, go to WWW.PROXYVOTE.COM.
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your notice in hand when you access the web site and follow the instructions.





BROADRIDGE
FINANCIAL SOLUTIONS, INC.
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717

R1MLC1

P57162-01S
8
15
1 OF 4

Meeting Location

The Annual Meeting for holders as of 3/10/08
is to be held on 5/8/08 at 10:00 a.m. EDT
at: Millipore Corporation
290 Concord Road
Billerica, MA 01821-7037

For meeting directions, please call:

978-715-1527

R1MLC2

P57162-01S
8
15
2 OF 4

Voting items

The Board of Directors recommends that you vote "FOR" all nominees.

1. Election of Directors

   NOMINEES:

   01) Melvin D. Booth
   02) Maureen A. Hendricks
   03) Martin D. Madaus

The Board of Directors recommends that you vote "FOR" both proposals below.

2. Ratification of PricewaterhouseCoopers LLP as Millipore's independent registered public accounting firm for the year 2008.

3. Approval of the adoption of the Millipore Corporation 2008 Stock Incentive Plan.

R1MLC3

0000 0000 0110

BROADRIDGE
FINANCIAL SOLUTIONS, INC.
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717

23,456,789,012.00000
601073109
P57162-01S
8
16
3 OF 4

20 000000000110

R1MLC4

P57162-01S
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MANAGEMENT

Martin Madaus, Ph.D.
Chairman, President &
Chief Executive Officer

Charles Wagner
Corporate VP &
Chief Financial Officer

Dominique Baly
Corporate VP & President
Bioscience Division

Jean-Paul Mangeolle
Corporate VP & President
Bioprocess Division

Dennis Harris, D.Phil
Corporate VP &
Chief Scientific Officer

Geoffrey Ide
Corporate VP,
International Operations

Jeffrey Rudin
Corporate VP &
General Counsel

Peter Kershaw
Corporate VP,
Global Supply Chain

Bruce Bonnevier
Corporate VP,
Global Human Resources

Gregory Sam
Corporate VP,
Corporate Quality

Wei Zhang
Vice President, Strategy &
Corporate Development

BOARD OF DIRECTORS

Martin Madaus, Ph.D.
Chairman, President and
Chief Executive Officer,
Millipore Corporation

Professor Dr. Daniel Bellus
University of Fribourg,
Switzerland

Robert C. Bishop, Ph.D.
Chairman of the Board,
AutoImmune, Inc.

Melvin D. Booth
Retired President and
Chief Operating Officer,
MedImmune, Inc.

Rolf A. Classon
Chairman of the Board,
Hillenbrand Industries, Inc.

Maureen A. Hendricks
Former Managing Director,
Salomon Smith Barney, Inc.

Mark Hoffman
Independent Investor and
Consultant

John F. Reno
Retired Chairman, President and
Chief Executive Officer,
Dynatech Corporation

Edward M. Scolnick, M.D.
Senior Associate Member,
Broad Institute, MIT and
Harvard University

Karen E. Welke
Retired Group Vice President,
Medical Markets,
3M Corporation

CORPORATE HEADQUARTERS

Millipore Corporation
290 Concord Road
Billerica, MA 01821-3405
T: 978.715.4321
F: 978.715.1380
www.millipore.com

PRIMARY MANUFACTURING SITES

United States
Jaffrey, New Hampshire
Kankakee, Illinois
Temecula, California
Bedford, Massachusetts

International
Consett, England
Cork, Ireland
Molsheim, France
Livingston, Scotland

REGISTRAR AND TRANSFER AGENT

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038

Shareholder Services:
T: 800.937.5449
T: 718.921.8124
F: 718.236.2641

INVESTOR INQUIRIES

Joshua Young
Director, Investor Relations
Millipore Corporation
290 Concord Road
Billerica, MA 01821
Tel: 978.715.1527
Joshua_Young@millipore.com

ANNUAL SHAREHOLDER MEETING

May 8, 2008 at 10:00 a.m.
Millipore Corporation
290 Concord Road
Billerica, MA 01821


FSC


MILLIPORE

290 Concord Road
Billerica, MA 01821-3405
T: 978-715-4321
F: 978-715-1380
www.millipore.com


END